             As filed with the Securities and Exchange Commission on May 6, 1998
                                                Registration No. 333-__________


===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                          ----------------------------

                             SOUTHTRUST CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                            6711                         63-0574085
(State or other jurisdiction of       (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)        Classification Code Number)          Identification No.)

                              420 NORTH 20TH STREET
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 254-5000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          ----------------------------
                                AUBREY D. BARNARD
                             SOUTHTRUST CORPORATION
                              420 NORTH 20TH STREET
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 254-5000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                                            With copies to:

      C. LARIMORE WHITAKER                            ALLEN I. ISAACSON                            LUTHER F. SADLER, JR.
 BRADLEY ARANT ROSE & WHITE LLP                FRIED, FRANK, HARRIS, SHRIVER &                        FOLEY & LARDNER
         2001 PARK PLACE                                   JACOBSON                               THE GREENLEAF BUILDING
           SUITE 1400                                 ONE NEW YORK PLAZA                             200 LAURA STREET
    BIRMINGHAM, ALABAMA 35203                      NEW YORK, NEW YORK 10004                     JACKSONVILLE, FLORIDA 32202
         (205) 521-8000                                 (212) 859-8000                                (904) 359-2000

      ---------------------------------------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                 ------------------------------
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          -----------------------------------------------------

                                                            CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                        Proposed maximum    Proposed maximum
            Title of each class of                   Amount to be        offering price      aggregate offering     Amount of
          securities to be registered                 registered          per unit               price            registration fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $2.50 per share..............................  3,930,282 Shares(1)            *             $40,754,000(3)          $12,022.43
Rights to Purchase Series A Junior
Participating Preferred Stock..................  1,164,528 Rights(2)
===================================================================================================================================

 *       Not Applicable
(1) This Registration Statement covers the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the merger of American Banks of Florida, Inc. with and into a subsidiary of SouthTrust Corporation.
(2) Represents eight twenty-sevenths of a Right issued in respect of each share of Common Stock issued.
(3) Estimated solely for purposes of determining the amount of the registration fee, in accordance with Rule 457(f)(2) under the Securities Act of 1933.

                          ----------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



===============================================================================

                 [LETTERHEAD OF AMERICAN BANKS OF FLORIDA, INC.]


                                                           _______________, 1998

TO THE SHAREHOLDERS OF
AMERICAN BANKS OF FLORIDA, INC.:

           You are cordially invited to attend a Special Meeting of the Shareholders (the "Special Meeting") of American Banks of Florida, Inc. ("American") to be held on ___________, 1998, at 9:00 a.m., local time, at _______________ at _____________, notice of which is enclosed.

           At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") which provides for the merger (the "Merger") of American with and into a subsidiary of SouthTrust Corporation ("SouthTrust"). Upon consummation of the Merger, each share of American common stock issued and outstanding (except for certain shares held by American or SouthTrust, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) will be exchanged for 3.23574794 shares of SouthTrust common stock, with cash being paid in lieu of issuing fractional shares, and each share of American preferred stock issued and outstanding (except for certain shares held by American or its subsidiaries) will be exchanged for the number of shares of SouthTrust common stock for which the number of shares of American common stock into which such share of American preferred stock is convertible would have been exchanged.

           Enclosed are the (i) Notice of Special Meeting, (ii) Proxy Statement/Prospectus, and (iii) Proxy for the Special Meeting. The Proxy Statement/Prospectus describes in more detail the Merger Agreement and the proposed Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of American shareholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

           THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND CONSUMMATION OF THE MERGER CONTEMPLATED THEREBY, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

           Approval of the Merger Agreement will require the affirmative vote of a majority of the votes entitled to be cast at the Special Meeting by the holders of the issued and outstanding shares of American common stock and American preferred stock, voting together, each share of American common stock or American preferred stock being entitled to one vote, and the affirmative votes of the holders of two-thirds of the outstanding shares of each series of American preferred stock. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger is a significant step for American and your vote on this matter is of great importance.

           ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM ONE.

           We look forward to seeing you at the Special Meeting.

                                        Sincerely,



                                        RAYMOND K. MASON, JR.
                                        Chairman of the Board,
                                        President and Chief Executive Officer

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


           Notice is hereby given that a Special Meeting of Shareholders of American Banks of Florida, Inc., a Florida corporation ("American"), will be held on __________, 1998, at 9:00 a.m., local time, at _____________ at
_______________, for the following purposes (the "Special Meeting"):

                     1. To consider and vote upon the Agreement and Plan of Merger, dated as of February 18, 1998 (the "Merger Agreement"), a copy of which is annexed as Exhibit A to the accompanying Proxy Statement/Prospectus, by and among American, SouthTrust Corporation, a Delaware corporation ("SouthTrust"), and SouthTrust of Alabama, Inc., an Alabama corporation and wholly owned subsidiary of SouthTrust ("ST-Sub"), whereby American will be merged with and into ST-Sub and holders of American common stock will receive 3.23574794 shares of SouthTrust common stock, with cash being paid in lieu of issuing fractional shares, for each share of American common stock, and holders of American preferred stock will receive the number of shares of SouthTrust common stock that they would have received if they had held the number of shares of American common stock into which their American preferred stock would have been converted, all pursuant to and in accordance with the terms and conditions of the Merger Agreement, all as more fully described in the accompanying Proxy Statement/Prospectus; and

                     2. To consider and act upon such other matters as may properly come before the Special Meeting or any adjournment or adjournments thereof.

           Only those persons who were holders of record of shares of common stock and preferred stock of American at the close of business on _______________, 1998 are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. If the transactions contemplated by the Merger Agreement are consummated, the shareholders of American dissenting from approval of the Merger Agreement may be entitled, if they comply with the provisions of the Florida Business Corporation Act regarding the rights of dissenting shareholders, to be paid the fair value of their shares.

           The meeting may be adjourned from time to time without notice other than announcement at the meeting, or at any adjournment thereof, and any business for which notice is hereby given may be transacted at any such adjournment.

           A Proxy Card and a Proxy Statement/Prospectus for the Special Meeting are enclosed.

                                       By Order of the Board of Directors


                                       T. KEITH PERRY
                                       Secretary


-------------------
              , 1998
--------------


           WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING OR NOT, PLEASE SIGN AND RETURN THE ENCLOSED PROXY SO THAT AMERICAN MAY BE ASSURED OF THE PRESENCE OF A QUORUM AT THE SPECIAL MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT/PROSPECTUS

                               PROXY STATEMENT OF

                         AMERICAN BANKS OF FLORIDA, INC.

                    FOR A SPECIAL MEETING OF ITS SHAREHOLDERS
                           TO BE HELD _________, 1998



                 THIS PROXY STATEMENT INCLUDES THE PROSPECTUS OF

                             SOUTHTRUST CORPORATION

               RELATING TO UP TO 3,930,282 SHARES OF COMMON STOCK
                           (PAR VALUE $2.50 PER SHARE)

              TO BE ISSUED IN CONNECTION WITH A PROPOSED MERGER OF
               AMERICAN BANKS OF FLORIDA, INC. INTO SOUTHTRUST OF
                   ALABAMA, INC., A WHOLLY OWNED SUBSIDIARY OF
                             SOUTHTRUST CORPORATION



           NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SOUTHTRUST CORPORATION ("SOUTHTRUST") OR AMERICAN BANKS OF FLORIDA, INC. ("AMERICAN"). THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SHARES TO WHICH IT RELATES OR AN OFFER OF ANY KIND TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

           ALL INFORMATION CONTAINED HEREIN WITH RESPECT TO AMERICAN AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY AMERICAN AND ITS SUBSIDIARIES, AND SOUTHTRUST AND ITS SUBSIDIARIES ARE RELYING ON THE ACCURACY OF THAT INFORMATION. ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN WITH RESPECT TO SOUTHTRUST HAS BEEN PROVIDED BY SOUTHTRUST AND ITS SUBSIDIARIES, AND AMERICAN AND ITS SUBSIDIARIES ARE RELYING ON THE ACCURACY OF THAT INFORMATION.

           THIS PROXY STATEMENT/PROSPECTUS AND THE ACCOMPANYING FORM OF PROXY ARE FIRST BEING MAILED TO SHAREHOLDERS OF AMERICAN ON OR ABOUT _____________, 1998.



           THE SECURITIES OF SOUTHTRUST OFFERED IN CONNECTION WITH THE MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN
        APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
               PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
                   STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

    THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS,
        ARE NOT OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND ARE NOT
              INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                        OR ANY OTHER GOVERNMENTAL AGENCY.

       The date of this Proxy Statement/Prospectus is _____________, 1998.

                                TABLE OF CONTENTS


AVAILABLE INFORMATION....................................................................................... 4

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION................................................. 4

INTRODUCTION................................................................................................ 5
           General   ....................................................................................... 5
           Voting at the Special Meeting.................................................................... 5

SUMMARY..................................................................................................... 7
           Parties to the Merger............................................................................ 7
           Special Meeting.................................................................................. 8
           The Merger....................................................................................... 8
           Certain Federal Income Tax Consequences..........................................................13
           Rights of Dissent and Appraisal..................................................................13
           Stock Prices of SouthTrust.......................................................................13
           Stock Prices of American.........................................................................14
           Resale of SouthTrust Common Stock Received in the Merger.........................................15
           Differences in Rights of American Shareholders...................................................15
           Accounting Treatment.............................................................................15
           Equivalent Share Data............................................................................16
           Selected Financial Data..........................................................................17
           Selected Pro-Forma Information...................................................................18

THE MERGER .................................................................................................19
           General   .......................................................................................19
           Background of and Reasons for the Merger.........................................................20
           Opinion of Financial Advisor.....................................................................22
           Interests of Certain Named Persons in the Merger.................................................25
           Effect of the Merger on American Stock...........................................................27
           Effect of the Merger on the American Stock Bonus Agreements......................................28
           Effective Time of the Merger.....................................................................28
           Exchange of Stock Certificates...................................................................29
           Resale of SouthTrust Common Stock Received in the Merger.........................................29
           Accounting Treatment.............................................................................30
           Regulatory Approvals and Certain Other Conditions to the Merger; Waiver and Amendment............30
           Termination......................................................................................32
           Certain Expenses.................................................................................33
           Rights of Dissent and Appraisal..................................................................33
           Conduct of Business by American Pending the Merger...............................................35
           Conduct of Business by SouthTrust Pending the Merger.............................................37
           Business and Management of American Following the Merger; Plans for Business of American.........37
           Stock Option Agreement...........................................................................38
           No Solicitation..................................................................................40

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................................................................40
           General..........................................................................................40
           Federal Income Tax Consequences of the Escrow Agreement..........................................41

DESCRIPTION OF SOUTHTRUST CAPITAL STOCK.....................................................................41
           General..........................................................................................41
           SouthTrust Common Stock..........................................................................42
           SouthTrust Preferred Stock.......................................................................44

MARKET PRICE AND DIVIDEND INFORMATION RESPECTING THE
           SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK...................................................45

COMPARISON OF THE SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK............................................47
           Dividends .......................................................................................47
           Voting Rights and Other Matters..................................................................48
           Dissent and Appraisal Rights.....................................................................50
           Rights on Liquidation............................................................................51
           Preemptive Rights................................................................................51
           Reports to Stockholders and Shareholders.........................................................51
           Stockholders' Rights Plan........................................................................51

SUPERVISION AND REGULATION..................................................................................52
           SouthTrust.......................................................................................52
           American.........................................................................................54

CERTAIN INFORMATION CONCERNING THE BUSINESS OF AMERICAN AND THE BANK........................................54
           Description of Business..........................................................................54
           Strategy.........................................................................................54
           Markets and Customers............................................................................54
           Competition......................................................................................54
           Legal Matters....................................................................................55
           Risk of Remaining Independent as Opposed to Merging with SouthTrust..............................55

AMERICAN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS........................................................................55
           Overview.........................................................................................55
           Financial Overview...............................................................................56
           Income Statement Review..........................................................................58
           Balance Sheet Review.............................................................................63
           Asset Quality....................................................................................69
           Market Risk Management...........................................................................72
           Comparison of 1996 with 1995.....................................................................73
           Fourth Quarter Management Discussion.............................................................75

BENEFICIAL OWNERSHIP OF AMERICAN CAPITAL STOCK..............................................................75

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................................................78

LEGAL MATTERS...............................................................................................78

EXPERTS    .................................................................................................78

ADDITIONAL INFORMATION......................................................................................78
           Other Business...................................................................................79
           Shareholder Proposals............................................................................79

CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN..............................................................F-1

EXHIBIT A - AGREEMENT AND PLAN OF MERGER...................................................................A-1

EXHIBIT B - STOCK OPTION AGREEMENT.........................................................................B-1

EXHIBIT C - OPINION OF WHEAT FIRST SECURITIES, INC.........................................................C-1

EXHIBIT D - FLORIDA BUSINESS CORPORATION ACT DISSENTERS RIGHTS PROVISION...................................D-1

EXHIBIT E - FORM OF ESCROW AGREEMENT TO BE EXECUTED BY AMERICAN BANKS
              OF FLORIDA, INC., RAYMOND K. MASON, SR., RAYMOND K. MASON, JR.,
              CHARLES J. FRANSON, T. KEITH PERRY AND THE ESCROW AGENT .....................................E-1

                              AVAILABLE INFORMATION

           SouthTrust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the worldwide web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding reporting companies, including SouthTrust. In addition, reports, proxy and information statements and other information concerning SouthTrust may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20096.

           SouthTrust has filed a Registration Statement on Form S-4 (herein, together with all amendments thereto, called the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock of SouthTrust offered hereby. This Proxy Statement/Prospectus does not contain all of the information and undertakings set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to SouthTrust and the shares of Common Stock of SouthTrust, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Section of the Commission at such address at prescribed rates.

           THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE DOCUMENTS RELATING TO SOUTHTRUST (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE ON REQUEST WITHOUT CHARGE FROM AUBREY D. BARNARD, SOUTHTRUST CORPORATION, 420 NORTH 20TH STREET, BIRMINGHAM, ALABAMA 35203, TELEPHONE NUMBER (205) 254-5000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ____________, 1998. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

           This Proxy Statement/Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of SouthTrust and American, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," or similar expressions (see "SUMMARY -- The Merger," "SUMMARY -- Stock Prices of SouthTrust," "THE MERGER -- Background of and Reasons for the Merger," "THE MERGER -- Opinion of Financial Advisor," "THE MERGER -- Effective Time of the Merger," "THE MERGER -- Business and Management of American Following the Merger; Plans for Business of American," "MARKET PRICE AND DIVIDEND INFORMATION RESPECTING THE SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK" and "AMERICAN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(a) expected cost savings from the Merger may not be fully realized or realized within the expected time frame; (b) revenues following the Merger may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Merger may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) costs or difficulties related to the integration of the business of SouthTrust and American may be greater than expected; (e) changes in the interest rate environment may reduce margins; (f) general economic or business conditions, either nationally or in the states in which SouthTrust is doing business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (g) legislative or regulatory changes may adversely affect the business in which SouthTrust is engaged; and (h) changes may occur in the securities markets.

                                  INTRODUCTION

GENERAL

           This Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $1.00 per share ("American Common Stock") and the holders of Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the "American Series B Preferred Stock"), Series C Cumulative Convertible Preferred Stock, par value $1.00 per share (the "American Series C Preferred Stock"), and Series D Cumulative Convertible Preferred Stock, par value $1.00 per share (the "American Series D Preferred Stock" and together with the American Series B Preferred Stock and the American Series C Preferred Stock, the "American Preferred Stock," and all together with the American Common Stock, the "American Stock"), of American Banks of Florida, Inc., a Florida corporation ("American"), in connection with the solicitation of proxies by the Board of Directors of American for use in a special meeting of shareholders of American to be held on ______________, 1998, at ____ a.m., local time, at
_____________________ at _________________________, and at any adjournment thereof (the "Special Meeting").

           The purpose of the Special Meeting is to consider and vote upon that certain Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement") among American, SouthTrust Corporation, a Delaware corporation ("SouthTrust"), and SouthTrust of Alabama, Inc., an Alabama corporation and a wholly owned subsidiary of SouthTrust ("ST-Sub"), providing for the merger of American into ST-Sub (the "Merger") and the exchange in the Merger of each outstanding share of American Common Stock for 3.23574794 shares of common stock, par value $2.50 per share, of SouthTrust ("SouthTrust Common Stock") (the "Exchange Ratio") and each outstanding share of American Preferred Stock for a number of shares of SouthTrust Common Stock equal to the product of the Exchange Ratio and the number of shares of American Common Stock into which such share of American Preferred Stock is convertible. The Exchange Ratio gives effect to the three-for-two split of the SouthTrust Common Stock on February 26, 1998 (the "SouthTrust Stock Split"). See "THE MERGER - Effect of the Merger on American Stock" and "- Effect of the Merger on the American Stock Bonus Agreements."

           The 3.23574794 shares of SouthTrust Common Stock for which each share of American Common Stock may be exchanged in the Merger had an aggregate market value, based upon the last sales price of SouthTrust Common Stock on ___________, 1998, of $_____. See "DESCRIPTION OF SOUTHTRUST CAPITAL STOCK - SouthTrust Common Stock" and "MARKET AND DIVIDEND INFORMATION RESPECTING THE COMMON STOCK OF SOUTHTRUST." No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of shares of American Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the average of the last sales prices of one share of SouthTrust Common Stock for the five Nasdaq trading days immediately preceding the Effective Time of the Merger (as defined below), as reported in The Wall Street Journal.

           Subject to the approval of the Merger Agreement by the shareholders of American and the satisfaction or waiver of all conditions contained in the Merger Agreement, the Merger will become effective upon the later of the filing of appropriate Articles of Merger with the Department of State of the State of Florida and the filing of Articles of Merger with the Secretary of State of the State of Alabama (the "Effective Time of the Merger").

           A copy of the Merger Agreement is attached hereto as Exhibit A, and the description thereof contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to such Exhibit A. See "THE MERGER."

VOTING AT THE SPECIAL MEETING

           The Board of Directors of American has fixed the close of business on ___________, 1998 as the record date (the "Record Date") for the determination of holders of shares of American Stock entitled to notice of and to vote at the Special Meeting. On the Record Date, American had outstanding 1,183,751 shares of American Common Stock and 9,770.534, 10,225.266 and 10,897.256 shares, respectively, of American Series B Preferred Stock, American Series C Preferred Stock and American Series D Preferred Stock, which constituted the only outstanding classes of capital stock of American entitled to notice of and to vote at the Special Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of American Common Stock and American Preferred Stock entitled to vote is necessary to constitute a quorum at the Special Meeting, and the affirmative vote of the holders of a majority of the outstanding shares of American Stock entitled to vote thereon (each share of American Common Stock or American Preferred Stock being entitled to one vote) and the affirmative votes of the holders of two-thirds of the outstanding shares of each of the American Series B Preferred Stock, the American Series C Preferred Stock and the American Series D Preferred Stock are required to approve the Merger Agreement. Each holder of record of shares of American

Stock on the Record Date is entitled to one vote for each share of such American Stock held of record. Shares of American Stock (the "ESOP Shares") held by the American Banks of Florida, Inc. Employee Stock Ownership Plan and Trust (the "American ESOP") will be voted by American National Bank of Florida, the trustee of the American ESOP (the "Trustee"), upon instructions given by the beneficial owners of ESOP Shares. All of the American Preferred Stock is held by the American ESOP.

           As of the Record Date, American directors and their affiliates (a total of 8 persons) beneficially owned a total of 804,463 shares of American Common Stock (including 90,000 shares of American Common Stock which are subject to the dispute described herein under the caption "THE MERGER - Effect of the Merger on the American Stock Bonus Agreements"), representing approximately 67.96% of the shares of American Common Stock entitled to vote at the Special Meeting, and, through the American ESOP, a total of 994.955, 975.529 and 946.869 shares, respectively, of American Series B Preferred Stock, American Series C Preferred Stock and American Series D Preferred Stock, representing approximately 10.18%, 9.54% and 8.69%, respectively, of the shares of American Series B Preferred Stock, American Series C Preferred Stock and American Series D Preferred Stock entitled to vote at the Special Meeting. All such directors and their affiliates have informed American that, as of the date of the Proxy Statement/Prospectus, they intend to vote for approval of the Merger Agreement. All of the American directors have entered into affiliate agreements with SouthTrust pursuant to which each agreed to vote for approval of the Merger at the Special Meeting.

           Wheat First Securities, Inc. ("Wheat First") has rendered its opinion to the Board of Directors of American dated ______________, 1998, stating that, in its opinion, the Exchange Ratio is fair from a financial point of view to the shareholders of American. See "SUMMARY - The Merger - Opinion of Financial Advisor" and "THE MERGER - Opinion of Financial Advisor."

           THE BOARD OF DIRECTORS OF AMERICAN RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT. SEE "THE MERGER - BACKGROUND AND REASONS FOR THE MERGER."

           A proxy in the form enclosed, properly completed and returned in time for the voting thereof at the Special Meeting, with instructions specified thereon, will be voted in accordance with such instructions. If no specification is made, a signed proxy will be voted FOR approval of the Merger Agreement. A proxy may be revoked at any time prior to its exercise (i) by filing with the Secretary of American either an instrument revoking the proxy or a duly executed proxy bearing a later date or (ii) by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not by itself revoke a proxy.

           In addition to the use of the mail, proxies may be solicited by telephone, telegraph or personally by the directors, officers and employees of American, who will receive no extra compensation for their services. American will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy soliciting materials to the beneficial owners of shares of American Stock.

           SHAREHOLDERS ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                     SUMMARY

           The following is a brief summary of certain information contained in or incorporated by reference into this Proxy Statement/Prospectus with respect to American, SouthTrust and the terms of the Merger. The following summary is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Proxy State ment/Prospectus, the Exhibits hereto and the documents referred to herein.

PARTIES TO THE MERGER

 SouthTrust

           SouthTrust is a regional bank holding company headquartered in Birmingham, Alabama, and engaged in a full range of banking services from more than 540 banking locations in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. SouthTrust also offers a range of other services, including mortgage banking services, fiduciary and trust services and securities brokerage services. As of December 31, 1997, SouthTrust had consolidated total assets of approximately $30.9 billion, which ranked it as the largest bank holding company headquartered in Alabama.

           Effective June 2, 1997, SouthTrust, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), consolidated all of its banking subsidiaries, located in the states of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee, into its largest banking subsidiary, SouthTrust Bank of Alabama, National Association and changed its name to SouthTrust Bank, National Association ("ST-Bank"). The bank consolidation was undertaken by SouthTrust in order to obtain the benefits of the Interstate Banking Act, which, subject to certain limitations, after June 1, 1997, permits qualifying bank holding companies to engage in interstate mergers and allows banks to maintain and operate branches in states other than the states where they maintain their principal place of business.

           SouthTrust has pursued a strategy of acquiring banks and financial institutions in or near major metropolitan or growth markets in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The purpose of this strategy is to give SouthTrust business development opportunities in metropolitan markets with favorable prospects for population and per capita income growth.

           As a routine part of its business, SouthTrust evaluates opportunities to acquire bank holding companies, banks and other financial institutions. Thus, at any particular point in time, including the date of this Proxy Statement/Prospectus, discussions and, in some cases, negotiations and due diligence activities looking toward or culminating in the execution of preliminary or definitive documents respecting potential acquisitions may occur or be in progress. These transactions may involve SouthTrust acquiring such financial institutions in exchange for cash or capital stock, and depending upon the terms of these transactions, they may have a dilutive effect upon the SouthTrust Common Stock to be issued to holders of American Stock in the Merger.

           The principal executive offices of SouthTrust are located at 420 North 20th Street, Birmingham, Alabama 35203, and their telephone number is
(205) 254-5000.

  American and the Bank

           American is a bank holding company headquartered in Jacksonville, Florida. American National Bank of Florida, a national bank and wholly owned subsidiary of American (the "Bank"), is the sole banking subsidiary of American. At December 31, 1997, American had assets of $543 million, deposits of $450 million and stockholders' equity of $41 million.

           The Bank was originally chartered in 1941, and American was formed in 1973. Since its inception in 1973, American has grown from one nationally-chartered and three state-chartered banks into a multi-branch financial institution serving the most rapidly developing areas of metropolitan Jacksonville. The Bank has grown from $133 million in assets in 1978 to $541 million in assets at December 31, 1997. Currently, the Bank operates twelve full-service branch offices, eleven of which are located in Duval County, and one in Clay County. The Bank also operates a limited service facility in a retirement community known as Wesley Woods located in St. John's County. The Bank offers ATM service at each branch as well as at a remote drive-up facility and two stand-alone walk-up ATM facilities. During late April 1998, the Bank established an ATM on the premises of a large employer in downtown Jacksonville. As of December 31, 1997, American employed 243 full-time equivalent employees.

           American and the Bank maintain their principal executive offices at 2031 Hendricks Avenue, Jacksonville, Florida, and the telephone number at such office is (904) 396-8111.

  SouthTrust of Alabama, Inc.

           ST-Sub, an Alabama corporation, is a wholly owned subsidiary of SouthTrust. It owns ST-Bank.

SPECIAL MEETING

           The Special Meeting will be held at 9:00 a.m., local time, on ________, ______ __, 1998, at ___________ at _______________, to consider and vote upon the approval of the Merger Agreement. Only holders of record of shares of American Stock as of the close of business on ___________, 1998 will be entitled to notice of and to vote at the Special Meeting, including any adjournment thereof.

THE MERGER

  Terms of the Merger

           Subject to approval of the Merger Agreement by the shareholders of American at the Special Meeting, the receipt of required regulatory approvals, and satisfaction of other conditions, American will be merged into ST-Sub pursuant to the Merger Agreement. At the Effective Time of the Merger, pursuant to the Merger Agreement, SouthTrust is to issue a total of 3,930,282 shares of SouthTrust Common Stock for all of the issued and outstanding American Stock. As of the date of the Merger Agreement and assuming the conversion of all of the American Preferred Stock into American Common Stock, a total of 1,214,644.056 shares of American Common Stock would be issued and outstanding, which total includes 90,000 Bonus Shares issued to certain officers and directors of American and over which the dispute more fully described below exists. Unless the dispute regarding the Bonus Shares is resolved prior to the Effective Time of the Merger in a manner consistent with Sections 7.10 and 7.11 of the Merger Agreement, immediately prior to the Effective Time of the Merger, the Bonus Shares will be delivered to the Escrow Agent (as hereinafter defined) in accordance with Section 7.11 of the Merger Agreement and will be held and disposed of in accordance with Section 7.11 of the Merger Agreement and with the provisions of the Escrow Agreement. If the dispute regarding the Bonus Shares is resolved prior to the Effective Time of the Merger in accordance with Sections
7.10 and 7.11 of the Merger Agreement, the consideration which is or would have been applicable to the Bonus Shares will be distributed in accordance with such resolution; if such resolution is that all or some of the Bonus Shares will be canceled and treated as not issued, then such consideration will be allocated, on a pro rata basis, to increase the amount of SouthTrust Common Stock to be received by the American shareholders.

           Accordingly, subject to Sections 3.01, 7.10 and 7.11 of the Merger Agreement, at the Effective Time of the Merger, each share (excluding (i) shares held by any of American's subsidiaries or by SouthTrust or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and (ii) shares dissenting from approval of the Merger Agreement) of American Common Stock, including the Bonus Shares, will become and be converted into the right to receive 3.23574794 shares of SouthTrust Common Stock, and each share of American Preferred Stock issued and outstanding (except for shares held by American's subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted) will become and be converted into the right to receive the number of shares of SouthTrust Common Stock equal to the product of 3.23574794 multiplied by the number of shares of American Common Stock into which such share of American Preferred Stock is convertible. Each share of American Preferred Stock is convertible into one share of American Common Stock. See "THE MERGER - Effect of the Merger on American Stock."

           The Exchange Ratio, including the number of shares of SouthTrust Common Stock issuable in the Merger, gives effect to the SouthTrust Stock Split and is subject to appropriate adjustment in the event of certain other stock splits, stock dividends, reclassifications or similar distributions effected by SouthTrust.

           No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of shares of American Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the average of the last sales prices of SouthTrust Common Stock for the five Nasdaq trading days immediately preceding the Effective Time of the Merger, as reported in The Wall Street Journal.

           A dispute has arisen between, on the one hand, Raymond K. Mason, Sr., Chairman Emeritus and member of the Board of Directors of American ("Mr. Mason"), and, on the other hand, Raymond K. Mason, Jr., Charles J. Franson and
T. Keith Perry (the "Bonus Shareholders"), who are also members of the Board of Directors of American. (Mr. Raymond K. Mason, Jr. is also Chairman, President and Chief Executive Officer thereof, and Mr. Perry is also Executive Vice President, Secretary and Treasurer thereof.) This dispute concerns the enforceability of the stock bonus agreements, dated May 26, 1995, between each of the Bonus Shareholders and American (the "Stock Bonus Agreements"), under which the Bonus Shareholders each were awarded 30,000 shares of American Common Stock, for an aggregate of 90,000 shares of American Common Stock (the "Bonus Shares"). Mr. Mason disputes whether these Stock Bonus Agreements were duly authorized by the Board of Directors of American and whether American met certain performance benchmarks set forth in the Stock Bonus Agreements before such 90,000 shares were issued.

           In connection with the Merger Agreement, American has agreed that, immediately prior to the Effective Time of the Merger, and provided that the issues related to the Bonus Shares have not been resolved earlier in a manner that would not conflict with the Merger Agreement, including any action not contemplated by the Merger Agreement that would prevent the Merger from being accounted for as a pooling of interests, it will enter into an escrow agreement in substantially the form set forth in Exhibit E hereto (the "Escrow Agreement") with Mr. Mason, the Bonus Shareholders and an escrow agent to be agreed upon (the "Escrow Agent"). The Escrow Agreement provides that resolution of the dispute between Mr. Mason and the Bonus Shareholders be determined by award of an arbitrator or a final, non-appealable decision of a court of proper jurisdiction, as determined and selected by the mutual agreement of Mr. Mason and the Bonus Shareholders. In order to accomplish this result, the Escrow Agreement provides that the Bonus Shareholders must deliver to and deposit with the Escrow Agent the certificate or certificates representing the Bonus Shares. At the Effective Time of the Merger, the Escrow Agent will exchange the certificates representing the Bonus Shares for shares of SouthTrust Common Stock pursuant to the terms of the Merger Agreement. These shares of SouthTrust Common Stock are referred to in the Escrow Agreement as the "Escrow Fund."

           In the event it is determined that the issuance of all the Bonus Shares to the Bonus Shareholders was valid, the Escrow Agent will release the Escrow Fund to the Bonus Shareholders in the proportion to which the Bonus Shareholders are entitled to the Bonus Shares. In the event it is determined that the Bonus Shareholders are entitled to some number of the Bonus Shares less than 90,000, the Escrow Agent will release a portion of the Escrow Fund to the Bonus Shareholders, and the remaining Escrow Fund will be released, on a pro rata basis, to the shareholders of American at the Effective Time of the Merger. In the event it is determined that the Bonus Shareholders are entitled to none of the Bonus Shares, then the Escrow Agent will release all of the Escrow Fund, on a pro rata basis, to the shareholders of American at the Effective Time of the Merger. See "THE MERGER -- Effect of the Merger on the American Stock Bonus Agreements."

           As promptly as practicable after the Effective Time of the Merger, SouthTrust or its agents will send or cause to be sent to each former holder of record of American Stock a letter of transmittal for use in exchanging their stock certificates formerly representing such American Stock for the right to receive certificates representing the appropriate number of shares of SouthTrust Common Stock plus a cash payment for any fractional shares. AMERICAN SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS.
See "THE MERGER - Exchange of Stock Certificates."

  Vote Required

           The affirmative vote of the holders of a majority of the outstanding shares of American Stock (each share of American Common Stock or American Preferred Stock being entitled to one vote) and the affirmative votes of the holders of two-thirds of the outstanding shares of each of the American Series B Preferred Stock, the American Series C Preferred Stock and the American Series D Preferred Stock, are required to approve the Merger Agreement. The ESOP Shares held by the American ESOP will be voted by the Trustee upon instructions given by the beneficial owners of ESOP Shares. All of the American Preferred Stock is held by the American ESOP. Directors of American, and their affiliates, beneficially owned, as of the Record Date, directly or indirectly, 804,463 shares of American Common Stock (including 90,000 shares of American Common Stock which are subject to the dispute described herein under the caption "THE MERGER - Effect of the Merger on the American Stock Bonus Agreements"), constituting approximately 67.96% of the shares of American Common Stock outstanding on the Record Date for the Special Meeting and, through the American ESOP, a total of 994.955, 975.529 and 946.869 shares, respectively, of American Series B Preferred Stock, American Series C Preferred Stock and American Series D Preferred Stock, constituting approximately 10.18%, 9.54% and 8.69%, respectively, of the shares of American Series B Preferred Stock, American Series C Preferred Stock and American Series D Preferred Stock outstanding on the Record Date for the Special Meeting. It is anticipated that all of such shares will be voted for approval of the Merger Agreement. All of the American directors have entered into affiliate agreements with SouthTrust pursuant to which each agreed to vote for approval of the Merger at the Special Meeting.

           The American ESOP provides that, upon the occurrence of certain events, including a merger of American, the beneficial owners of ESOP Shares are entitled to exercise the voting rights attached to the ESOP Shares. The Trustee will forward to the beneficial owners of ESOP Shares all required materials to allow them to fully exercise their rights. In order to vote, the beneficial owners of ESOP Shares must return to the Trustee the appropriate proxy card included in such materials, and the Trustee will vote the ESOP Shares as instructed by the beneficial owners thereof at the Special Meeting. At the Effective Time of the Merger, the ESOP Shares will be converted into shares of SouthTrust Common Stock, as previously described, and the American ESOP will hold the shares of SouthTrust Common Stock pursuant to the terms of the American ESOP.

  Background of and Reasons for the Merger; Recommendations of the Board of Directors of American

           The Board of Directors of American believes that the Merger Agreement and the Merger are in the best interests of American and its shareholders. THE AMERICAN DIRECTORS UNANIMOUSLY RECOMMEND THAT AMERICAN SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT. In unanimously approving the Merger Agreement, American's directors considered, among other things, American's and SouthTrust's financial conditions, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, the views of Wheat First as to the fairness of the Exchange Ratio, from a financial point of view, to the shareholders of American, and in general the fairness of the terms of the Merger to American shareholders.

           SouthTrust is engaging in the transactions pursuant to the Merger Agreement because the Merger is consistent with its expansion strategy within the southeastern United States and because the acquisition of American and the Bank will augment SouthTrust's existing market share in Jacksonville, Florida and enhance its competitive position in such market.

           See "THE MERGER - Background of and Reasons for the Merger."

  Opinion of Financial Advisor

           Wheat First has rendered opinions to American that, based on and subject to the procedures, matters, and limitations described in its opinions and such other matters as it considered relevant, as of the date of its opinions, the Exchange Ratio is fair, from a financial point of view, to the shareholders of American. The opinion of Wheat First dated as of the date of this Proxy Statement/Prospectus is attached as Exhibit C to this Proxy Statement/Prospectus. American shareholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "THE MERGER - Opinion of Financial Advisor."

  Interests of Certain Named Persons in the Merger

           Certain members of American's management and Board of Directors may be deemed to have interests in the Merger in addition to their interests, if any, as shareholders of American generally. Among those interests are certain employment and change in control agreements that provide for severance pay and other benefits upon the occurrence of a merger or other change in control and agreements by SouthTrust to indemnify directors, officers, employees and agents of American and its subsidiaries from and after the Merger against certain liabilities arising prior to the Merger to the full extent permitted under Florida law and American's Articles of Incorporation and Bylaws. SouthTrust has also generally agreed to use its reasonable efforts to maintain American's existing directors' and officers' liability insurance policy for six years after the Merger, subject to certain limitations. In connection with the Merger Agreement, all of the American directors have entered into affiliate agreements with SouthTrust restricting them from selling the American Common Stock they own from the date that is 30 days prior to the Effective Time of the Merger and restricting them from selling, transferring or otherwise disposing of the SouthTrust Common Stock received in the Merger until such time as financial results covering at least 30 days of combined operations of American and SouthTrust have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies. Such affiliate agreements also require each director to vote for the Merger and not exercise any rights of appraisal or rights to dissent from the Merger that each director may have.

           See "THE MERGER - Interests of Certain Named Persons in the Merger" and "THE MERGER - Business and Management of American Following the Merger; Plans for Business of American."

  Effective Time of the Merger

           Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time of the Merger will occur upon the later of the date and time at which the following actions are completed: (i) the Articles of Merger are filed and become effective with the Department of State of the State of Florida and (ii) the Articles of Merger are filed and become effective with the Secretary of State of the State of Alabama. Unless otherwise agreed upon by American and SouthTrust, and subject to the conditions to the obligations of the parties to effect the Merger, the parties have agreed to use their reasonable efforts to cause the Effective Time of the Merger to occur on the third business day following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last consent of any regulatory authority required for the Merger, (ii) the date on which the shareholders of American approve the matters relating to the Merger Agreement required to be approved by such shareholders by applicable law, (iii) the last required consent or approval of all persons other than regulatory authorities required for consummation of the Merger, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on SouthTrust or American, and (iv) the listing on Nasdaq of the shares of SouthTrust Common Stock issuable under the Merger Agreement, or (v) such other date to which SouthTrust and American agree in writing. See "THE MERGER - Effective Time of the Merger" and "THE MERGER - Regulatory Approvals and Certain Other Conditions to Consummation of the Merger; Waiver and Amendment."

           NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS WILL BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. AMERICAN AND SOUTHTRUST ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED ON OR BEFORE JUNE ___, 1998. HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

  Regulatory Approvals and Certain Other Conditions to the Merger; Waiver and Amendment

           The respective obligations of SouthTrust and American to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (i) the receipt of all required regulatory approvals with respect to the Merger, (ii) the approval of the Merger Agreement by the requisite vote of American shareholders, and (iii) certain other conditions customary in transactions of this kind.

           Consummation of the Merger is subject to receipt of certain regulatory approvals, including, ordinarily, the prior approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Pursuant, however, to the Federal Reserve Board's Regulation Y, where (i) the merger of a company controlling a bank (i.e., American) with a bank holding company (i.e., ST-Sub) is part of a merger of the bank with an operating subsidiary bank of the acquiring bank holding company (i.e., ST-Bank), (ii) the bank merger and bank holding company merger occur simultaneously, (iii) the transaction requires the prior approval of a federal supervisory agency, (iv) the transaction does not involve the acquisition of any non-bank company that would require prior approval pursuant to Section 4 of the Bank Holding Company Act and (v) the acquiring bank holding company meets the Federal Reserve Board's capital adequacy guidelines, no Federal Reserve Board approval is required if ten day's prior notice of the transaction is given to the applicable Federal Reserve Bank, and within such ten-day period such Federal Reserve Bank has not informed the acquiring bank holding company that an application under Regulation Y is required.

           In connection with the Merger, it is contemplated that, contemporaneously with or following the Effective Time of the Merger, the Bank will be merged into ST-Bank, whereupon the Bank will cease to be a separate entity (the "Subsidiary Merger"). Because ST-Bank, the surviving bank in that transaction, is a national bank, the merger of the banking subsidiaries will be subject to the approval of the Office of the Comptroller of the Currency (the "Comptroller") under the Bank Merger Act, which prohibits the merger or consolidation of any insured institution with any other depository institution without the approval of the insured institution's primary federal supervisory regulatory agency. SouthTrust has given the required notice of the Subsidiary Merger to the Federal Reserve Bank of Atlanta. The Deputy Secretary of the Federal Reserve Board, acting under delegated authority, informed SouthTrust on April 30, 1998 that, based on review of the notice given to the Federal Reserve Bank of Atlanta, the Federal Reserve Board does not object to the Merger and that no Federal Reserve Board approval will be required for the Merger if the Subsidiary Merger is approved by the Comptroller. On April 10, 1998, ST-Bank submitted to the Comptroller an application seeking approval of the Subsidiary Merger.

           The approval standards to be applied by the Comptroller under the Bank Merger Act and by the Federal Reserve Board under Section 3 of the Bank Holding Company Act are the same. In essence, the Comptroller will deny approval to the Subsidiary Merger (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Merger Act, the Comptroller also considers whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. The Comptroller has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977. In addition, the Subsidiary Merger may not be consummated until the 30th day following the date of the approval of the Comptroller, during which period the United States Department of Justice may comment adversely on the transaction or challenge the Subsidiary Merger on antitrust grounds. However, the Subsidiary Merger may be consummated on or after the 15th day following the date of the Comptroller approval if the Comptroller does not receive any adverse comments from the United States Attorney General and the United States Attorney General consents to the shorter period. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically orders otherwise.

           THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF ANY SUCH APPROVALS. THERE ALSO CAN BE NO ASSURANCE THAT ANY SUCH APPROVALS WILL NOT IMPOSE CONDITIONS THAT ARE DEEMED BY AMERICAN OR SOUTHTRUST TO MATERIALLY ADVERSELY IMPACT THE ECONOMIC OR BUSINESS ASSUMPTIONS OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THERE CAN ALSO BE NO ASSURANCE THAT THE UNITED STATES DEPARTMENT OF JUSTICE OR A STATE ATTORNEY GENERAL WILL NOT CHALLENGE THE MERGER OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.

           At any time before the Merger becomes effective, any party to the Merger Agreement may waive conditions contained therein to its own obligations, to the extent that such obligations, agreements and conditions are intended for its own benefit. In addition, the Merger Agreement may be amended by written instrument signed on behalf of each of the parties thereto.

           See "THE MERGER - Regulatory Approvals and Certain Other Conditions to the Merger; Waiver and Amendment."

  Termination

           The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger in any of the following ways:

                     (i) By mutual consent of SouthTrust and American, if the Boards of Directors of each so determine by majority vote of the entire membership of each such board; or

                     (ii) By either SouthTrust or American, in the event of an inaccuracy of any representation or warranty of the other party contained in the Merger Agreement which cannot be or is not cured within 30 days after the giving of written notice to the breaching party of such inaccuracy and which inaccuracy would have a Material Adverse Effect (as defined in the Merger Agreement); or

                     (iii) By either SouthTrust or American, in the event of a material breach by the other party of any covenant or agreement contained in the Merger Agreement which cannot be or is not cured within 30 days after the giving of written notice to the breaching party of such breach; or

                     (iv) By either SouthTrust or American, in the event the approval of the Federal Reserve Board required for consummation of the Merger and the other transactions contemplated thereby is denied by final nonappealable action of such authority;

                     (v) By either SouthTrust or American, in the event that the approval of the Merger by American shareholders is not obtained; or

                     (vi) By either SouthTrust or American, in the event that the Merger is not consummated by December 31, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of the Merger Agreement by the party electing to terminate.

           In the event of the termination and abandonment of the Merger Agreement pursuant to the above, no party to the Merger Agreement will have any liability or further obligations to any other party under the Merger Agreement, except with respect to certain circumstances involving an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination and with respect to the survival of confidentiality obligations and provisions regarding construction of the Merger Agreement. The Stock Option Agreement is governed by its own terms as to termination. See "THE MERGER - Stock Option Agreement" and "THE MERGER - Termination."

  Stock Option Agreement

           In connection with the execution of the Merger Agreement, American granted SouthTrust an option (the "Stock Option") to purchase, under certain circumstances, 236,853 shares (the "Option Shares") of American Common Stock at a price of $131.99 per share pursuant to the terms of a Stock Option Agreement, dated February 18, 1998, between SouthTrust and American (the "Stock Option Agreement"). The Stock Option is exercisable only upon the occurrence of either a Preliminary Purchase Event (as hereinafter defined) or a Purchase Event (as hereinafter defined ), neither of which has occurred as of the date hereof. American granted the Stock Option as a condition of and in consideration for the entry by SouthTrust into the Merger Agreement. A copy of the Stock Option Agreement is attached hereto as Exhibit B, and any description thereof contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to such Exhibit B. See "THE MERGER - Stock Option Agreement."

  No Solicitation

           American has agreed that neither American nor its subsidiaries will directly or indirectly solicit any acquisition proposal by any person. Except to the extent necessary to comply with fiduciary duties of American's Board of Directors, as advised by counsel, neither American nor its subsidiaries may furnish any non-public information to, or have discussions with, any person, other than SouthTrust, relating to any acquisition proposal. American must promptly notify SouthTrust in the event that it receives any inquiry or proposal relating to any such transaction.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  General

           The consummation of the merger is conditioned upon the receipt by American and SouthTrust of an opinion of Bradley Arant Rose & White LLP to the effect that, for federal income tax purposes, (i) the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) no gain or loss will be recognized by holders of shares of American Stock who receive shares of SouthTrust Common Stock in the Merger, except that gain or loss will be recognized with respect to cash received in lieu of fractional interests in shares of SouthTrust Common Stock. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES -- General."

           THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF SHARES OF AMERICAN STOCK. ALL HOLDERS OF SHARES OF AMERICAN STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

  Federal Income Tax Consequences of the Escrow Agreement

           There may be certain federal income tax consequences to the shareholders of American in connection with the Escrow Agreement to be executed in connection with the dispute over the Bonus Shares. These consequences are more fully described below. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES -- Federal Income Tax Consequences of Escrow Agreement."


RIGHTS OF DISSENT AND APPRAISAL

           Holders of American Stock are entitled to dissenters' rights under Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act, which sections are reprinted in their entirety in Exhibit D to this Proxy Statement/Prospectus. A person having a beneficial interest in shares of American Stock that is held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever dissenters' rights the beneficial owner may have.
See "THE MERGER - Rights of Dissent and Appraisal."

STOCK PRICES OF SOUTHTRUST

           The SouthTrust Common Stock is quoted on Nasdaq under the symbol SOTR. As of _______, 1998, SouthTrust had approximately _____ holders of record of SouthTrust Common Stock. The following table sets forth the high and low closing price per share of the SouthTrust Common Stock as reported by Nasdaq and the per share dividends declared by SouthTrust for the quarters indicated. On ______, 1998, the last reported sale price of the SouthTrust Common Stock as reported by Nasdaq was ______.

                                                                             Price*                         Per Share
                                                                   --------------------------------         Dividends
                                                                   High                      Low            Declared
                                                                   ----                      ---            ----------
      1996:
           First Quarter.................................          $19.1667                $16.8333           $0.1467
           Second Quarter................................           19.0000                 17.7500            0.1467
           Third Quarter.................................           21.2500                 17.6667            0.1467
           Fourth Quarter................................           24.0833                 20.3333            0.1467

      1997:

           First Quarter.................................           28.5000                 22.7500            0.1667
           Second Quarter................................           28.2500                 23.5833            0.1667
           Third Quarter.................................           34.4583                 25.7500            0.1667
           Fourth Quarter................................           42.8333                 30.6667            0.1667

      1998:

           First Quarter.................................           45.1250                 35.7500            0.1900
           Second Quarter (through _______, 1998)

---------------------

* The information listed above was obtained from the National Association of Securities Dealers, Inc. ("NASD"), and reflects interdealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

           Dividends paid by SouthTrust on the SouthTrust Common Stock are at the discretion of the Board of Directors of SouthTrust and are affected by certain legal restrictions on the payment of dividends as described below, SouthTrust's earnings and financial condition and other relevant factors. SouthTrust has increased the dividend paid on the SouthTrust Common Stock for 28 consecutive years. The current policy of SouthTrust is to pay dividends on a quarterly basis. Subject to an evaluation of its earnings and financial condition and other factors, including the legal restrictions on the payment of dividends as described below, SouthTrust anticipates that it will continue to pay regular quarterly dividends with respect to the SouthTrust Common Stock.

           There are certain limitations on the payment of dividends to SouthTrust by its bank subsidiary. As a national banking association, the amount of dividends that SouthTrust's subsidiary bank may declare in one year without approval of the Office of the Comptroller of the Currency (the "Comptroller") is the sum of the bank's net profits for that year and its retained net profits for the preceding two years. Under rules promulgated by the Comptroller, the calculation of net profits is more restrictive under certain circumstances. Under the foregoing laws and regulations, at December 31, 1997, approximately $472.5 million was available for payment of dividends to SouthTrust by its subsidiaries, primarily its bank subsidiary.

           On February 18, 1998 and February 20, 1998 (the trading days immediately before and after the public announcement of the Merger), the last sale prices of SouthTrust Common Stock, as obtained from the NASD, were $41.359 and $42.422, respectively; and on _________, 1998, the last sale price of SouthTrust Common Stock as obtained from the NASD was $____.


           See "MARKET PRICE AND DIVIDEND INFORMATION RESPECTING THE SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK."

STOCK PRICES OF AMERICAN

           American Stock is not traded on any exchange, and there is no established public trading market for such stock. There are no bid or asked prices available for American Stock. Management of American is aware of certain transactions in American Common Stock that occurred in 1997 and 1996. Although the prices of all transactions are not known, for purposes of the American ESOP, the appraisal value of one share of American Common Stock as of December 31, 1996 and 1997 was $35.4781 and $67.1044, respectively, it being understood that the appraisal value as of December 31, 1997 was determined taking into account the potential sale of American. No assurance can be given that these trades were effected on an arm's-length basis. Transactions in American Common Stock are infrequent and are negotiated privately between persons involved in those transactions. The American Preferred Stock, upon distribution by the American ESOP to a terminating participant, is converted into American Common Stock.

RESALE OF SOUTHTRUST COMMON STOCK RECEIVED IN THE MERGER

           The shares of SouthTrust Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act, thereby allowing such shares to be sold without restriction by shareholders of American who are not deemed to be "affiliates" (as that term is defined under the Securities Act) of American and who do not become affiliates of SouthTrust. The shares of SouthTrust Common Stock to be issued to affiliates of American may be resold only pursuant to an effective registration statement, pursuant to Rule 145 under the Securities Act, or in transactions otherwise exempt from registration under the Securities Act. SouthTrust will not be obligated and does not intend to register its shares under the Securities Act for resale by shareholders who are affiliates. Under the volume limitations of Rule 145, and based upon the outstanding shares of SouthTrust Common Stock as of ______________, 1998 (exclusive of shares of SouthTrust Common Stock to be issued in the Merger), an affiliate of American who otherwise complies with Rule 145, subject to the undertaking described below, will be free to resell, during any given three-month period, up to approximately _______ shares of SouthTrust Common Stock.

           American has caused each person identified by American as an affiliate to execute and deliver to SouthTrust a written agreement in the form provided for in the Merger Agreement providing that such affiliate will not sell, transfer or otherwise dispose of such shares of SouthTrust Common Stock to be received by such affiliate upon consummation of the Merger, except (i) in compliance with the Securities Act or the rules and regulations thereunder, and
(ii) until such time as financial results covering at least thirty (30) days of combined operations of American and SouthTrust have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies, which is expected to occur on _______________ 1998.

           See "THE MERGER - Resale of SouthTrust Common Stock Received in the Merger."

DIFFERENCES IN RIGHTS OF AMERICAN SHAREHOLDERS

           Upon consummation of the Merger, American shareholders will become SouthTrust stockholders. As a result, their rights as shareholders, which now are governed by Florida corporate law and American's Articles of Incorporation and Bylaws, will be governed by Delaware corporate law and SouthTrust's Restated Certificate of Incorporation and Bylaws. Because of certain differences between the provisions of Florida corporate law and Delaware corporate law and of American's Articles of Incorporation and Bylaws and SouthTrust's Restated Certificate of Incorporation and Bylaws, the current rights of American shareholders will change after the Merger. Some of these differences include anti-takeover provisions. See "COMPARISON OF THE SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK."

ACCOUNTING TREATMENT

           The Merger will be accounted for by SouthTrust as a pooling of interests. See "THE MERGER - Accounting Treatment."

EQUIVALENT SHARE DATA

           The following summary presents comparative historical unaudited per share data for both SouthTrust and American. The pro forma amounts assume the Merger had been effective during the periods presented and had been accounted for as a pooling of interests. SouthTrust's pro forma amounts represent the combined pro forma results, and American pro forma equivalent amounts are computed by multiplying the combined pro forma amounts by a factor of 3.23574794, to reflect the Exchange Ratio in the Merger. The data presented should be read in conjunction with the historical financial statements and the related notes thereto included elsewhere herein or incorporated by reference herein.

                                                                                Years Ended
                                                                               December 31,
                                                                 ---------------------------------------------
                                                                 1997             1996                   1995
                                                                 ----             ----                   ----
Net income per diluted common share:
           SouthTrust...................................     $     2.03       $      1.79         $      1.57
           American.....................................           0.74              2.27                2.25
           SouthTrust pro forma combined................           1.99              1.77                1.55
           American pro forma equivalent................           6.44              5.72                5.01

Cash dividends per common share:
           SouthTrust...................................     $     0.67       $      0.59         $      0.53
           American.....................................           2.04              1.72                1.05
           SouthTrust pro forma combined(1).............           0.67              0.59                0.53
           American pro forma equivalent................           2.17              1.91                1.70

Book value per common share (period end):
           SouthTrust...................................     $    14.28       $     12.03         $     10.85
           American.....................................          33.65             34.02               36.11
           SouthTrust pro forma combined................          14.19             12.00               10.87
           American pro forma equivalent................          45.91             38.82               35.17



(1) SouthTrust pro forma combined dividends represent historical cash dividends of SouthTrust.

SELECTED FINANCIAL DATA

           The following tables set forth certain selected historical consolidated financial information for American and SouthTrust. The historical income statement data included in the selected financial data for the five most recent fiscal years are derived from audited consolidated financial statements of American and SouthTrust. This information should be read in conjunction with the consolidated financial statements of American and SouthTrust, and the related notes thereto, incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                     SOUTHTRUST CORPORATION AND SUBSIDIARIES

                                                                                 Years Ended December 31,
                                                        ---------------------------------------------------------------------
                                                           1997           1996          1995           1994           1993
                                                        -----------   -----------   ------------   ------------   -----------
INCOME STATEMENT DATA (in thousands, except per
  share data):
  Interest income...................................    $ 2,232,252   $ 1,804,220   $ 1,484,623    $ 1,108,612    $   927,551
                                                        -----------   -----------   -----------    -----------    -----------
  Interest expense..................................      1,186,079       938,194       791,423        501,067        397,743
                                                        -----------   -----------   -----------    -----------    -----------
    Net interest income.............................      1,046,173       866,026       693,200        607,545        529,808
  Provision for loan losses.........................         90,613        90,027        61,286         44,984         45,032
                                                        -----------   -----------   -----------    -----------    -----------
  Net interest income after
    provision for loan losses.......................        955,560       775,999       631,914        562,561        484,776
  Non-interest income...............................        270,507       254,809       208,664        184,778        174,702
  Non-interest expense..............................        748,216       643,298       536,534        485,999        434,951
                                                        -----------   -----------   -----------    -----------    -----------
  Income before income taxes........................        477,851       387,510       304,044        261,340        224,527
  Income taxes......................................        171,143       132,807       105,039         88,338         73,992
                                                        -----------   -----------   -----------    -----------    -----------
    Net income......................................    $   306,708   $   254,703   $   199,005    $   173,002    $   150,535
                                                        ===========   ===========   ===========    ===========    ===========


  Net income per diluted common share...............    $      2.03   $      1.79   $      1.57    $      1.43    $      1.29
  Cash dividends declared
    per common share................................           0.67          0.59          0.53           0.45           0.40
  Average diluted common shares outstanding
    (in thousands)..................................        151,008       142,154       126,687        121,157        117,027


BALANCE SHEET DATA (at period end) (in thousands):
  Total assets......................................    $30,906,445   $26,223,193   $20,787,024    $17,632,059    $14,707,964
  Total loans, net..................................     22,159,314    19,061,269    14,448,524     11,950,215      9,313,086
  Total deposits....................................     19,586,584    17,305,493    14,575,077     12,801,239     11,515,311
  Total stockholders' equity........................      2,194,641     1,734,892     1,430,870      1,135,268      1,051,766




                AMERICAN BANKS OF FLORIDA, INC. AND SUBSIDIARIES


                                                                                     Years Ended December 31,
                                                          -----------------------------------------------------------------------
                                                               1997           1996          1995         1994            1993
                                                          ------------    ----------     ----------   -----------    ------------
INCOME STATEMENT DATA (in thousands, except
  per share data):
  Interest income......................................   $     41,401    $   40,528     $   40,419   $    39,083    $     36,617
                                                          ------------    ----------     ----------   -----------    ------------
  Interest expense.....................................         18,350        19,089         19,048        14,358          13,555
                                                          ------------    ----------     ----------   -----------    ------------
    Net interest income................................         23,051        21,439         21,371        24,725          23,062
  Provision (credit) for loan losses...................          1,625         1,750          (275)           790           1,136
                                                          ------------    ----------     ----------   -----------    ------------
  Net interest income after
    provision for loan losses..........................         21,426        19,689         21,646        23,935          21,926
  Non-interest income..................................          5,615         6,533          6,347        13,359           8,131
  Non-interest expense.................................         24,901        22,352         24,346        27,274          27,159
                                                          ------------    ----------     ----------   -----------    ------------
  Income before income taxes...........................          2,140         3,870          3,647        10,020           2,898
  Income taxes.........................................          1,238         1,296          1,084         3,063             709
                                                          ------------    ----------     ----------   -----------    ------------
  Income before cumulative effect of
    accounting change..................................            902         2,574          2,563         6,957           2,189
  Cumulative effect of change in accounting
    principle, net of taxes............................             --            --             --            --             823
                                                          ------------    ----------     ----------   -----------    ------------
  Net income ..........................................   $        902    $    2,574     $    2,563   $     6,957    $      3,012
                                                          ============    ==========     ==========   ===========    ============

  Net income per diluted common share..................   $       0.74    $     2.27     $     2.25   $      5.44    $       2.23
  Cash dividends declared
    per common share...................................           2.04          1.72           1.05          2.05            1.10
  Average diluted common shares
    outstanding (in thousands).........................          1,091         1,077          1,078         1,279           1,284

BALANCE SHEET DATA (at period end) (in thousands):
  Total assets.........................................   $    543,289    $  565,868     $  552,478   $   575,139    $    580,549
  Total loans, net.....................................        338,044       324,718        289,970       311,317         277,792
  Total deposits.......................................        450,374       466,911        460,803       449,252         497,520
  Total stockholders' equity...........................         40,754        41,179         40,307        34,010          36,725

SELECTED PRO-FORMA INFORMATION

           The following table sets forth certain unaudited pro forma combined financial information for SouthTrust and American giving effect to the Merger. The unaudited pro forma combined condensed financial presentation is presented for information purposes only and is not necessarily indicative of the combined financial position or results of operations which would actually have occurred if the transactions had been consummated in the past or which may be obtained in the future. This information should be read in conjunction with the consolidated financial statements of American and SouthTrust and the related notes thereto incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                         PRO FORMA COMBINED INFORMATION
           SOUTHTRUST CORPORATION AND AMERICAN BANKS OF FLORIDA, INC.



                                                                 Years Ended December 31,
                                                        ----------------------------------------
                                                            1997         1996           1995
                                                        ----------    ----------      ----------
       INCOME STATEMENT DATA
           (in thousands, except per share data):
       Interest income ............................     $2,273,653    $1,844,748      $1,525,042
       Interest expense ...........................      1,204,429       957,283         810,471
                                                        ----------    ----------      ----------
           Net interest income ....................      1,069,224       887,465         714,571
       Provision for loan losses ..................         92,238        91,777          61,011
                                                        ----------    ----------      ----------
       Net interest income after provision for
           loan losses ............................        976,986       795,688         653,560
       Non-interest income ........................        276,122       261,342         215,011
       Non-interest expense .......................        773,117       665,650         560,880
                                                        ----------    ----------      ----------
       Income before income taxes .................        479,991       391,380         307,691
       Income taxes ...............................        172,381       134,103         106,123
                                                        ----------    ----------      ----------
           Net income .............................     $  307,610    $  257,277      $  201,568
                                                        ==========    ==========      ==========

       Net income per diluted common share ........     $     1.99    $     1.77      $     1.55
       Average diluted common shares outstanding
           (in thousands) .........................        154,538       145,639         130,175

       BALANCE SHEET DATA
           (in millions)
       Total assets ...............................     $   31,449    $   26,789      $   21,339
       Total loans, net ...........................         22,497        19,386          14,739
       Total deposits .............................         20,037        17,772          15,036
       Total stockholders' equity .................          2,236         1,776           1,471

                                   THE MERGER

           The terms of the Merger are set forth in the Merger Agreement. The description of the Merger which follows summarizes the principal provisions of the Merger Agreement, is not complete and is qualified in all respects by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit A.

GENERAL

           The Merger Agreement has been approved by the Boards of Directors of American, SouthTrust and ST-Sub, and by SouthTrust as the sole shareholder of ST-Sub. No approval of the Merger by the stockholders of SouthTrust is required.

           Pursuant to the Merger Agreement, American will be merged with and into ST-Sub pursuant to the Florida Business Corporation Act and the Alabama Business Corporation Act, and ST-Sub will be the Surviving Corporation. Subject to approval of the Merger Agreement by the shareholders of American at the Special Meeting, the receipt of required regulatory approvals, and satisfaction of other conditions, American will be merged into ST-Sub pursuant to the Merger Agreement. At the Effective Time of the Merger, pursuant to the Merger Agreement, SouthTrust is to issue a total of 3,930,282 shares of SouthTrust Common Stock for all of the issued and outstanding shares of American Stock. As of the date of the Merger Agreement and assuming the conversion of all of the American Preferred Stock into American Common Stock, a total of 1,214,644.056 shares of American Common Stock would be issued and outstanding, which total includes 90,000 Bonus Shares issued to certain officers and directors of American and over which the dispute more fully described below exists. Unless the dispute regarding the Bonus Shares is resolved prior to the Effective Time of the Merger in a manner consistent with Sections 7.10 and 7.11 of the Merger Agreement, immediately prior to the Effective Time of the Merger, the Bonus Shares will be delivered to the Escrow Agent in accordance with Section 7.11 of the Merger Agreement and will be held and disposed of in accordance with Section
7.11 of the Merger Agreement and with the provisions of the Escrow Agreement. If the dispute regarding the Bonus Shares is resolved prior to the Effective Time of the Merger in accordance with Sections 7.10 and 7.11 of the Merger Agreement, the consideration which is or would have been applicable to the Bonus Shares will be distributed in accordance with such resolution; if such resolution is that some or all of the Bonus Shares will be canceled and treated as not issued, then such consideration will be allocated, on a pro rata basis, to increase the amount of SouthTrust Common Stock to be received by the American shareholders.

           Accordingly, subject to Sections 3.01, 7.10 and 7.11 of the Merger Agreement, at the Effective Time of the Merger, each share (excluding (i) shares held by any of American's subsidiaries or by SouthTrust or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and (ii) shares dissenting from approval of the Merger Agreement) of American Common Stock, including the Bonus Shares, will become and be converted into the right to receive 3.23574794 shares of SouthTrust Common Stock and each share of American Preferred Stock issued and outstanding (except for shares held by American's subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted) will become and be converted into the right to receive the number of shares of SouthTrust Common Stock equal to the product of 3.23574794 multiplied by the number of shares of American Common Stock into which such share of American Preferred Stock is convertible. Each share of American Preferred Stock is convertible into one share of American Common Stock. See "THE MERGER - Effect of the Merger on American Stock.

           The Exchange Ratio, including the number of shares of SouthTrust Common Stock issuable in the Merger, gives effect to the SouthTrust Stock Split and is subject to appropriate adjustment in the event of certain other stock splits, stock dividends, reclassifications or similar distributions effected by SouthTrust.

           A dispute has arisen between, on the one hand, Mr. Mason, Chairman Emeritus and member of the Board of Directors of American, and, on the other hand, the Bonus Shareholders, who are also members of the Board of Directors of American. (Mr. Raymond K. Mason, Jr. is also Chairman, President and Chief Executive Officer thereof, and Mr. Perry is also Executive Vice President, Secretary and Treasurer thereof.) This dispute concerns the enforceability of the Stock Bonus Agreements, dated May 26, 1995, between each of the Bonus Shareholders and American, under which the Bonus Shareholders each were awarded 30,000 shares of American Common Stock, for an aggregate of 90,000 shares of American Common Stock. Mr. Mason disputes whether the Stock Bonus Agreements were duly authorized by the Board of Directors of American and whether American met certain performance benchmarks set forth in the Stock Bonus Agreements before the Bonus Shares were issued.

           In connection with the Merger Agreement, American has agreed that, immediately prior to the Effective Time of the Merger, and provided that the issues related to the Bonus Shares have not been resolved earlier in a manner that would not conflict with the Merger Agreement, including any action not contemplated by the Merger Agreement that would prevent the Merger from being accounted for as a pooling of interests, it will enter into the Escrow Agreement with Mr. Mason, the Bonus Shareholders and the Escrow Agent. The Escrow Agreement provides that resolution of the dispute between Mr. Mason and the Bonus Shareholders will be determined by award of an arbitrator or a final, non-appealable decision of a court of proper jurisdiction, as determined and selected by the mutual agreement of Mr. Mason and the Bonus Shareholders. In order to accomplish this result, the Escrow Agreement provides that the Bonus Shareholders must deliver to and deposit with the Escrow Agent the certificate or certificates representing the Bonus Shares. At the Effective Time of the Merger, the Escrow Agent will exchange the certificates representing the Bonus Shares for shares of SouthTrust Common Stock pursuant to the terms of the Merger Agreement. These shares of SouthTrust Common Stock are referred to in the Escrow Agreement as the "Escrow Fund."

           In the event it is determined that the issuance of all the Bonus Shares to the Bonus Shareholders was valid, the Escrow Agent will release the Escrow Fund to the Bonus Shareholders in the proportion to which the Bonus Shareholders are entitled to the Bonus Shares. In the event it is determined that the Bonus Shareholders are entitled to some number of the Bonus Shares less than 90,000, the Escrow Agent will release a portion of the Escrow Fund to the Bonus Shareholders, and the remaining Escrow Fund will be released, on a pro rata basis, to the shareholders of American at the Effective Time of the Merger. In the event it is determined that the Bonus Shareholders are entitled to none of the Bonus Shares, then the Escrow Agent will release all of the Escrow Fund, on a pro rata basis, to the shareholders of American at the Effective Time of the Merger. See "- Effect of the Merger on the American Stock Bonus Agreements."

           No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of shares of American Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the average of the last sales prices of SouthTrust Common Stock for the five Nasdaq trading days immediately preceding the Effective Time of the Merger, as reported in The Wall Street Journal.

           The Merger will become effective on the date of filing of appropriate Articles of Merger with the Department of State of the State of Florida and Articles of Merger with the Secretary of State of the State of Alabama. The Merger Agreement provides that, unless otherwise mutually agreed upon in writing, the parties thereto will use their reasonable efforts to cause such effective time to occur on the third business day following the last to occur of
(i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of American approve the Merger Agreement to the extent such approval is required by applicable law, (iii) the last required consent or approval of all persons other than regulatory authorities required for consummation of the Merger, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on SouthTrust or American, and (iv) the listing on Nasdaq of the shares of SouthTrust Common Stock issuable under the Merger Agreement. See "- Effective Time of the Merger."

BACKGROUND OF AND REASONS FOR THE MERGER

  Background of the Merger

           Prior to April 22, 1997, the date of the 1996 annual meeting of American, various disagreements had arisen between Mr. Mason and the other members of the Board of Directors of American over the board's strategy and future plans for American. Such disagreements continued after the annual meeting, until the Board of Directors unanimously determined, in the best interests of all American shareholders, to explore a sale or merger of American, and, among other things, to retain a financial advisor for American. On July 29, 1997, the Board of Directors of American unanimously voted to engage Wheat First to serve as its financial advisor on financial and strategic matters relating to the possible sale of American.

           During September 1997, Wheat First contacted a number of parties regarding a potential transaction with American. After execution of confidentiality agreements and subsequent reviews of financial and other materials concerning American provided to such parties by Wheat First, certain of those parties, including SouthTrust, expressed initial interest in acquiring American. As a result of these initial indications of interest, Wheat First conducted further negotiations and provided further information on American to SouthTrust and the other potential acquirors.

           SouthTrust and certain of the other interested parties were invited to conduct on-site due diligence of American. Thereafter, both SouthTrust and the other parties were asked to submit definitive proposals to acquire American.

           American pursued negotiations with a number of bidders and met with Wheat First to discuss the merits and value of the offers received from all bidders before focusing on SouthTrust's offer. After further negotiations in February 1998, during which SouthTrust performed further due diligence in order to update the information previously provided by American, the Board of Directors of American considered SouthTrust's last offer, which was conditioned on the signing by American of the Stock Option Agreement.

           Upon review of such offer, the Board of Directors of American instructed its management, legal counsel and financial advisors to negotiate a final definitive purchase agreement with SouthTrust.

           Subsequent discussions and negotiations between SouthTrust, American and Wheat First, acting on behalf of American, resulted in the preparation of the Merger Agreement.

           On February 18, 1998, at a meeting of American's Board of Directors that included the participation of Wheat First, American's Board of Directors reviewed the terms of the proposed Merger, Merger Agreement and Stock Option Agreement, unanimously approved the offer from SouthTrust and authorized the execution and delivery of the Merger Agreement and the Stock Option Agreement.

  American's Reasons for the Merger

           In reaching its conclusion to approve the Merger Agreement, American's Board of Directors consulted with American's senior management, as well as its financial and legal advisors, and considered various factors, including the following:

           (i) The effect on shareholder value if American remained independent compared to the value of combining with SouthTrust. This included an analysis of the merger environment, American's ability to grow its business internally and by acquisitions, the prices being paid for institutions such as American and the negative effect of the potential failure to resolve amicably the various disagreements which had arisen between Mr. Mason and the other members of the Board of Directors of American over the board's strategy and future plans for American.

           (ii) Certain financial information about American and SouthTrust. Such information included, but was not limited to, information with regard to recent and historical stock performance, valuation analyses, pro forma analyses, comparative financial and operating performance data, acquisition capacity analyses, and comparable precedent merger and acquisition transactions presented by Wheat First. The Board of Directors of American also considered the results of due diligence on SouthTrust, particularly regarding the views of Wheat First about SouthTrust Common Stock.

           (iii) Advice of financial advisor and fairness opinion. The opinion of Wheat First (including the assumptions and financial information and projections relied on by Wheat First in arriving at such opinion) that, as of February 17, 1998, the Exchange Ratio was fair to the shareholders of American from a financial point of view. See "- Opinion of Financial Advisor."

           (iv) Certain nonfinancial information and terms of agreements. Fried, Frank, Harris, Shriver & Jacobson and Foley & Lardner, counsel to American, had, prior to the meeting, distributed copies of the Merger Agreement and Stock Option Agreement to the Board of Directors of American and generally summarized their material provisions. The Board of Directors of American was also advised that SouthTrust had made the Stock Option Agreement a condition to the transaction, and the Board of Directors considered that the existence of such an agreement might generally discourage third parties from bidding but under the circumstances of American's extensive auction process such effect was unlikely to be detrimental to American's shareholders. See "--Stock Option Agreement."

           (v) Regulatory approvals. The likelihood of obtaining the regulatory approvals that would be required with respect to the Merger. See " - Regulatory Approvals and Certain Other Conditions to the Merger; Waiver and Amendment."

           (vi) Impact on American constituencies. The general impact of the Merger on various constituencies served by American, including its customers, employees, and communities.

           The foregoing discussion of the information and factors considered by American's Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by American's Board of Directors. In reaching its determination to approve the Merger, American's Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated thereby, and considering, among other things, the matters discussed above and the opinion of Wheat First referred to above, American's Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreement, as being in the best interests of American and its shareholders.

           For the reasons described above, American's Board of Directors unanimously approved the Merger Agreement and believes the Merger is fair to, and in the best interests of, its shareholders. Accordingly, American's Board of Directors unanimously recommends that American shareholders vote "FOR" approval of the Merger Agreement.

  SouthTrust's Reasons for the Merger

           SouthTrust is engaging in the transactions pursuant to the Merger Agreement because the Merger is consistent with its expansion strategy within the southeastern United States and because the acquisition of American and the Bank will augment SouthTrust's existing market share in Jacksonville, Florida and enhance its competitive position in such market.

OPINION OF FINANCIAL ADVISOR

  General

           American retained Wheat First to act as its financial advisor in connection with the Merger and to render an opinion to American's Board of Directors as to the fairness, from a financial point of view, to the holders of American Stock of the Exchange Ratio. Wheat First is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Wheat First regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly owned companies in that industry. American's Board of Directors selected Wheat First to serve as its financial advisor in connection with the Merger on the basis of such firm's expertise.

           Representatives of Wheat First participated in the meeting of American's Board of Directors on February 18, 1998, at which the Merger Agreement was considered and approved. At the meeting, Wheat First issued its oral opinion that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of American Stock. A written opinion dated as of the date of this Proxy Statement/Prospectus has been delivered to American's Board of Directors to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of American Stock.

           The full text of the opinion delivered by Wheat First (the "Wheat First Opinion"), dated as of the date of this Proxy Statement/Prospectus, which sets forth certain assumptions made, matters considered and limitations on review undertaken, is attached as Exhibit C to this Proxy Statement/Prospectus, is incorporated herein by reference, and should be read in its entirety in connection with this Proxy Statement/Prospectus. The summary of the opinion of Wheat First set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the opinion. Wheat First's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of American Stock and does not constitute a recommendation to any shareholder of American as to how such shareholder should vote on the Merger.

           In arriving at its oral opinion of February 18, 1998, Wheat First reviewed certain publicly available business and financial information relating to American and SouthTrust and certain other information provided to it, including, among other things the following: (i) American's Annual Reports to Shareholders and related financial information for the three fiscal years ended December 31, 1996, and certain financial data provided by management of American for the fiscal year ended December 31, 1997; (ii) certain financial data provided by management of American for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (iii) SouthTrust's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1996; (iv) SouthTrust's Quarterly Reports on Form 10-Q and related financial information for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997, and certain financial data provided by management of SouthTrust for the period ended December 31, 1997; (v) certain publicly available information with respect to historical market prices and trading activities for American Stock and SouthTrust Common Stock and for certain publicly traded financial institutions which Wheat First deemed relevant; (vi) certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant;
(vii) the Merger Agreement; (viii) certain estimates of the cost savings, revenue enhancements and divestitures projected by American and SouthTrust for the combined company; (ix) other financial information concerning the businesses and operations of American and SouthTrust, including certain audited and unaudited financial information and certain internal financial analyses and forecasts for American and SouthTrust prepared by the senior managements of these companies; and (x) such financial studies, analyses, inquiries and other matters as Wheat First deemed necessary. In addition, Wheat First met with members of the senior managements of American and SouthTrust to discuss the business and prospects of each company.

           In connection with its review, Wheat First relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or publicly available, including representations and warranties of American and SouthTrust included in the Merger Agreement, and Wheat First has not assumed any responsibility for independent verification of such information. Wheat First relied upon the managements of American and SouthTrust as to the reasonableness and achievability of their financial and operational forecasts and projections, and the assumptions and bases therefor, provided to Wheat First, and assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Wheat First also assumed, without independent verification, that the aggregate allowances for loan losses and other contingencies for American and SouthTrust are adequate to cover such losses. Wheat First did not review any individual credit files of American or SouthTrust, nor did it make an independent evaluation or appraisal of the assets or liabilities of American or SouthTrust.

           In connection with rendering its opinion dated as of the date of this Proxy Statement/Prospectus, Wheat First performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the Exchange Ratio to holders of American Stock (other than SouthTrust and its affiliates) was to some extent a subjective one based on the experience and judgment of Wheat First and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Wheat First believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Wheat First's view of the actual value of American or SouthTrust.

           In performing its analyses, Wheat First made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of American or SouthTrust. The analyses performed by Wheat First are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, Wheat First assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to SouthTrust.

           Wheat First's opinion is just one of the many factors taken into consideration by American's Board of Directors in determining to approve the Merger Agreement. Wheat First's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for American, nor does it address the effect of any other business combination in which American might engage.

           The following is a summary of the analyses performed by Wheat First in connection with its oral opinion delivered to American's Board of Directors on February 18, 1998:

  Comparison of Selected Companies

           Wheat First compared the financial performance and market trading information of SouthTrust to that of a group of regional bank holding companies (the "Group"). This Group included: AmSouth Bancorp, BB&T Corp., Compass Bancshares Inc., Crestar Financial Corp., First American Corp., First Tennessee National Corp., First Union Corp., NationsBank Corp., Regions Financial Corp., SunTrust Banks, Inc., Union Bankshares Corp., and Wachovia Corp.

           Based on balance sheet financial data as of December 31, 1997, or September 30, 1997, as adjusted pro forma for its other major pending acquisitions, SouthTrust had ratios which included: (i) equity to assets of 6.80% compared to an average of 8.00%, a minimum of 6.63% and a maximum of 9.65% for the Group; (ii) loans to deposits of 97.10% compared to an average of 97.80%, a minimum of 90.02% and a maximum of 105.38% for the Group; (iii) nonperforming assets to total assets of 0.53% compared to an average of 0.39%, a minimum of 0.14% and a maximum of 0.79% for the Group; (iv) reserves for loan losses to nonperforming assets of 175.1% compared to an average of 307.1%, a minimum of 157.1% and a maximum of 613.4% for the Group. Based on income statement data for the three month period ended December 31, 1997, SouthTrust had (i) a return on average assets before nonrecurring charges and extraordinary items of 1.09% compared to an average of 1.38%, a minimum of 1.22% and a maximum of 1.67% for the Group; and (ii) a return on average equity before nonrecurring charges and extraordinary items of 15.21% compared to an average of 17.49%, a minimum of 13.76% and a maximum of 25.31% for the Group.

           Based on market values as of February 18, 1998, and balance sheet financial data as of December 31, 1997 or September 30, 1997, as estimated pro forma for its other major pending acquisitions, SouthTrust had: (i) a stock price to book value multiple of 274.0% compared to an average of 309.8%, a minimum of 266.7% and a maximum of 423.4% for the Group; (ii) a stock price to "First Call" (as hereinafter defined) 1998 estimated earnings per share multiple of 18.2x compared to an average of 17.3x, a minimum of 13.3x and a maximum of 20.9x for the Group; (iii) a stock price to First Call 1999 estimated earnings per share multiple of 16.4x compared to an average of 15.4x, a minimum of 11.6x and a maximum of 18.8x for the Group; and (iv) an indicated dividend yield of 1.84% compared to an average of 2.21%, a minimum of 1.39% and a maximum of 3.17% for the Group. "First Call" is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

  Analysis of Selected Transactions

           Wheat First performed an analysis of premiums paid in thirteen selected pending or recently completed mid-sized Florida bank acquisitions announced since January 1997 where the announced deal value was between $25 million and $400 million (the "Selected Transactions"). Multiples of book value, trailing twelve months earnings and estimated current year earnings paid in the Selected Transactions were compared to the multiples and premiums implied by the consideration offered by SouthTrust in the Merger. The Selected Transactions included the following pending transactions: F.N.B. Corp./Seminole Bank; Wachovia Corp./Ameribank Bancshares; Regions Financial Corp./Key Florida Bancorp and Colonial BancGroup/South Florida Banking Corp. The Selected Transactions included the following completed transactions: Colonial BancGroup/United American Bank; Union Planters Corp./Capital Bancorp; Republic Security/County Financial; Wachovia Corp./First United Bancorp; Compass Bancshares/GSB Investments; Colonial BancGroup/Dadeland Bancshares; Provident Bancorp/Florida Gulfcoast; Seacoast Bancorp/Port St. Lucie; and Republic Security/Family Bank.

           Based on the market value of SouthTrust Common Stock on February 17, 1998, and financial data as of December 31, 1997, the analysis yielded ratios of the implied consideration to be paid by SouthTrust to American: (i) to book value of 391.7% compared to an average of 284.5%, a minimum of 222.9% and a maximum of 363.8% for the Selected Transactions; (ii) to trailing twelve months earnings per share of 42.0x compared to an average of 21.7x, a minimum of 13.9x and a maximum of 26.4x for the Selected Transactions; and (iii) to annualized latest quarter earnings per share of 35.3x compared to an average of 19.9x, a minimum of 13.9x and a maximum of 24.3x for the Selected Transactions.

           The following comparisons were based on financial data as of the period ended December 31, 1997 for American and the twelve months reporting period prior to the announcement of each transaction for each acquiree in the Selected Transactions; American had: (i) equity to assets of 7.60% compared to an average of 8.58%, a minimum of 6.18% and a maximum of 10.96% for the Selected Transaction acquirees; (ii) nonperforming assets to total assets of 0.49% compared to an average of 0.73%, a minimum of 0.00% and a maximum of 2.57% for the Selected Transaction acquirees; (iii) a return on average assets of 0.69% compared to an average of 1.18%, a minimum of 0.34% and a maximum of 1.96% for the Selected Transaction acquirees; and (iv) a return on average equity before extraordinary items of 10.01% compared to an average of 13.93%, a minimum of 3.58% and a maximum of 23.13% for the Selected Transaction acquirees.


  Contribution Analysis

           Wheat First analyzed the relative contribution to the pro forma combined company of American and SouthTrust based on certain balance sheet and income statement items, including assets, deposits, shareholders' equity and estimated



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



earnings. This analysis included balance sheet data as of December 31, 1997 (estimated pro forma for SouthTrust's pending acquisitions as of that date), market values as of February 17, 1998, First Call consensus earnings estimates for SouthTrust and management earnings projections for American. Wheat First then compared the relative contribution of such balance sheet and income statement items with the fully diluted ownership percentage of the combined company of approximately 2.38% for American shareholders based on the Exchange Ratio (approximately 3.24 following the SouthTrust Stock Split) offered by SouthTrust to the American shareholders. The contribution analysis showed that under the SouthTrust proposal, American would contribute approximately 1.51% of the combined assets, 1.69% of the combined shareholder's equity (before Merger-related expenses) and 1.05% of the 1998 estimated earnings of the two companies (before cost savings).

  Discounted Dividends Analysis

           Using discounted dividends analysis, Wheat First estimated the present value of the future stream of dividends that American could produce over the next five years, under various circumstances, assuming the company performed in accordance with the earnings forecasts of management and an assumed level of expense savings was achieved. Wheat First then estimated the terminal values for American Stock at the end of the period by applying multiples ranging from 16x to 18x projected earnings in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 14% to 16%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of American Stock. This discounted dividend analysis indicated reference ranges of between $129.1 and $152.8 million for American. These values compare to the consideration offered by SouthTrust to American in the Merger of $161.9 million based on the market value of SouthTrust Common Stock on February 17, 1998.

           In connection with its written opinion as of the date hereof, Wheat First confirmed the appropriateness of its reliance on the analyses used to render its February 18, 1998 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.

           No company or transaction used as a comparison in the above analysis is identical to American, SouthTrust or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

           The Wheat First Opinion is dated as of the date of this Proxy Statement/Prospectus and is based solely upon the information available to Wheat First and the economic, market and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusions contained in the opinion of Wheat First. Wheat First has not undertaken to reaffirm or revise its opinion or otherwise comment on any events occurring after the date hereof.

  Compensation of Wheat First

           As compensation for Wheat First's services, American has agreed to pay Wheat First advisory fees of $50,000 payable upon the execution of a letter of intent or definitive agreement for the sale of American, a $50,000 closing fee payable upon the closing of a transaction for the sale of American, and a contingency fee of 2.5% of the amount by which the consideration received in the transaction for the sale of American exceeds $126,849,000 payable at the closing of such transaction. Based on the price of SouthTrust Common Stock on _________, 1998, such contingency fee would have been $____________. American has agreed also to reimburse Wheat First for its reasonable out-of-pocket expenses incurred in connection with the activities contemplated by its engagement, regardless of whether the Merger is consummated, up to $25,000. American has further agreed to indemnify Wheat First against certain liabilities, including certain liabilities under federal securities laws. The payment of the above fees is not contingent upon Wheat First rendering a favorable opinion with respect to the Merger.


INTERESTS OF CERTAIN NAMED PERSONS IN THE MERGER

           Certain members of American management and of American's Board of Directors have interests in the Merger that are in addition to any interests they may have as shareholders of American generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of American's directors and officers, directors' and officers' liability insurance, and certain severance and other employee benefits, as described below.

           SouthTrust has agreed in the Merger Agreement that it will indemnify, defend and hold harmless the present and former directors, officers, employees and agents of American or American's subsidiaries against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including the transactions contemplated by the Merger Agreement) to the full extent permitted under Florida law and by American's Articles of Incorporation and Bylaws as in effect on the date of the Merger Agreement, including provisions relating to advances of expenses incurred in the defense of any claim, suit, proceeding or investigation. SouthTrust has also agreed to use its reasonable efforts to maintain in effect American's existing directors' and officers' liability insurance policy for six years after the Effective Time of the Merger, subject to certain limitations, including the right to substitute policies and to limit the premium costs of such coverage.

           Following the Effective Time of the Merger and subject to certain conditions described below, SouthTrust has agreed that the officers and employees of American or the Bank who SouthTrust or any of its affiliates employs will be eligible to participate in the employee benefits plans of SouthTrust, including welfare and fringe benefit plans, on the same basis as and subject to the same conditions as are applicable to any newly-hired employee of SouthTrust, except that (i) with respect to SouthTrust's group medical insurance plan, SouthTrust will credit each such employee for eligible expenses incurred by such employee and his or her dependents (if applicable) under American's group medical insurance plan during the current calendar year for purposes of satisfying the deductible provisions under SouthTrust's group medical benefits plan for such current year, and SouthTrust will waive all waiting periods under said plans for pre-existing conditions or exclusions; and (ii) credit for each such employee's past service with American prior to the Effective Time of the Merger will be given by SouthTrust to employees for purposes of: (1) determining vacation and sick leave benefits and accruals in accordance with the established policies of SouthTrust; and (2) establishing eligibility for participation in, and vesting under, SouthTrust's employee benefits plans and for purposes of determining the scheduling of vacations and other determinations which are made based on length of service (except that such credit for past service will not be given to any such employee for purposes of establishing eligibility for participation in the 1990 Discounted Stock Plan of SouthTrust).

           The Merger Agreement further provides that the American Banks of Florida, Inc. 401(k) Profit Sharing Plan (the "American Profit Sharing Plan") will be terminated as of a date prior to the Effective Time of the Merger. From and after January 1 following the Effective Time of the Merger, for purposes of determining eligibility to participate in, and vesting in accrued benefits under, both the SouthTrust Corporation Revised Retirement Income Plan (the "ST Retirement Plan") and the SouthTrust Corporation Employees' Profit Sharing Plan (the "ST Profit Sharing Plan"), employment by American and American's subsidiaries will be credited as if it were employment by SouthTrust, but such service will not be credited for purposes of determining benefit accrual under the ST Retirement Plan.

           American has enacted a severance protection plan (the "Severance Plan") for certain employees who are not otherwise covered by a collective bargaining agreement or a severance agreement. The Severance Plan provides, among other things, that if, within one year following a "Change-in-Control" (as defined in the Severance Plan), the participant's employment is terminated by the participant for "Good Reason" or by American other than for "Cause" (as such terms are defined in the Severance Plan), such participant will be entitled to receive as severance benefits the following: (i) all base salary, reimbursements, vacation pay, and bonuses and incentive compensation earned as of such participant's termination date; (ii) if a participant is an officer, an amount in cash equal to two weeks base salary for each year of service with American as of the date the participant is terminated, provided that such amount is subject to a minimum of eight weeks of base salary and a maximum of 52 weeks of base salary; and (iii) if a participant is not an officer, an amount in cash equal to the sum of (x) one week of base salary for each week of service in excess of two years with American as of the date the participant is terminated and (y) four weeks base salary, provided that such sum is subject to a maximum of 52 weeks of base salary.

           In lieu of receiving severance benefits under the Severance Plan, the following employees have entered into certain retention and severance agreements (the "Severance Agreements") with American: Richard C. Martin, A. Curtis Cunkle, Veria V. Cox, Stephen J. Veniard, Mike E. McCorvey, Louie C. Casey, Frederick E. Bacon, and Scott C. Renwick. Generally, the Severance Agreements provide, among other things that if, within two years after a "Change- in-Control" (as defined in the Severance Agreements), the employee's employment is terminated by the employee for "Good Reason" or by American other than for "Cause" (as such terms are defined in the Severance Agreements), the employee will be entitled to receive a one-time lump sum cash payment equal to the sum of the employee's annual base salary and bonus. The Severance Agreements also provide that the employee is entitled to receive a retention bonus (the "Retention Bonus") in the amount of $100,000 ($500,000 in the case of Mr. Martin), provided that (i) the employee is entitled to receive one-half of the Retention Bonus only if the employee is still employed by American (or its successor) as of the Effective Time of the Merger; and (ii) the employee is entitled to receive the remaining one-half of the Retention Bonus only if (x) the employee is still employed by American (or its successor) on the ninetieth (90th) day following the Effective Time of the Merger or (y) the employee's employment with American (or its successor) terminates prior to the ninetieth (90th) day following the Effective Time of the Merger for any reason other than a termination initiated by the employee without Good Reason.

           Raymond K. Mason, Sr., Raymond K. Mason, Jr., and T. Keith Perry are not entitled to severance and retention payments under either the Severance Plan or under any Severance Agreements.

EFFECT OF THE MERGER ON AMERICAN STOCK

           Pursuant to the Merger Agreement, American will be merged with and into ST-Sub pursuant to the Florida Business Corporation Act and the Alabama Business Corporation Act, and ST-Sub will be the Surviving Corporation. At the Effective Time of the Merger, and subject to approval of the Merger Agreement by the shareholders of American at the Special Meeting, the receipt of required regulatory approvals, and satisfaction of other conditions, pursuant to the Merger Agreement, SouthTrust is to issue a total of 3,930,282 shares of SouthTrust Common Stock for all of the issued and outstanding American Stock. As of the date of the Merger Agreement and assuming the conversion of all of the American Preferred Stock into American Common Stock, a total of 1,214,644.056 shares of American Common Stock would be issued and outstanding, which total includes the Bonus Shares over which the dispute more fully described above exists. Unless the dispute regarding the Bonus Shares is resolved prior to the Effective Time of the Merger in a manner consistent with Sections 7.10 and 7.11 of the Merger Agreement, immediately prior to the Effective Time of the Merger, the Bonus Shares will be delivered to the Escrow Agent in accordance with
Section 7.11 of the Merger Agreement and will be held and disposed of in accordance with Section 7.11 of the Merger Agreement and with the provisions of the Escrow Agreement. If the dispute regarding the Bonus Shares is resolved prior to the Effective Time of the Merger in accordance with Sections 7.10 and
7.11 of the Merger Agreement, the consideration which is or would have been applicable to the Bonus Shares will be distributed in accordance with such resolution; if such resolution is that all or some of the Bonus Shares will be canceled and treated as not issued, then such consideration will be allocated, on a pro rata basis, to increase the amount of SouthTrust Common Stock to be received by the American shareholders.

           Accordingly, subject to Sections 3.01, 7.10 and 7.11 of the Merger Agreement, at the Effective Time of the Merger, each share (excluding (i) shares held by any of American's subsidiaries or by SouthTrust or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and (ii) shares dissenting from approval of the Merger Agreement) of American Common Stock, including the Bonus Shares, will become and be converted into the right to receive 3.23574794 shares of SouthTrust Common Stock and each share of American Preferred Stock issued and outstanding (except for shares held by American's subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted) will become and be converted into the right to receive the number of shares of SouthTrust Common Stock equal to the product of 3.23574794 multiplied by the number of shares of American Common Stock into which such share of American Preferred Stock is convertible. Each share of American Preferred Stock is convertible into one share of American Common Stock. The conversion premium which applies under certain circumstances upon redemption or conversion of the American Preferred Stock is not applicable in connection with the conversion contemplated by the Merger Agreement.

           The Exchange Ratio, including the number of shares of SouthTrust Common Stock issuable in the Merger, gives effect to the SouthTrust Stock Split and is subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassifications or similar distributions effected by SouthTrust.

           No fractional shares of SouthTrust Common Stock will be issued in the Merger, and, in lieu thereof, each holder of a share of American Stock that otherwise would have been entitled to receive a fractional share of SouthTrust Common Stock will be entitled to receive a cash payment (without interest) in an amount equal to the product of (i) the fractional interest of a share of SouthTrust Common Stock to which such holder otherwise would have been entitled and (ii) the average of the last sales prices of SouthTrust Common Stock for the five Nasdaq trading days immediately preceding the Effective Time of the Merger, as reported in The Wall Street Journal.

           Because, except as described above, the Exchange Ratio of shares of SouthTrust Common Stock for American Stock is fixed, it will not compensate American shareholders for decreases in the market price of SouthTrust Common Stock which could occur before the Effective Time of the Merger. Further, in the event the market price of SouthTrust Common Stock decreases after ________, 1998, the date of the Special Meeting, the value of the SouthTrust Common Stock to be received in the Merger in exchange for the American Stock would decrease below the value prevailing at the time the shareholders of American consider and act upon the proposal to approve and adopt the Merger Agreement.

However, in the event the market price of SouthTrust Common Stock increases, the value of the SouthTrust Common Stock to be received in the Merger in exchange for American Stock would increase. American's shareholders are advised to obtain current market quotations for SouthTrust Common Stock. No assurance can be given as to the market prices of SouthTrust Common Stock on the date the Merger becomes effective or as to the market price of SouthTrust Common Stock thereafter.

EFFECT OF THE MERGER ON THE AMERICAN STOCK BONUS AGREEMENTS

           A dispute exists between, on the one hand, Mr. Mason, Chairman Emeritus and member of the Board of Directors of American, and, on the other hand, the Bonus Shareholders, who are also members of the Board of Directors of American. (Mr. Raymond K. Mason, Jr. is also Chairman, President and Chief Executive Officer thereof, and Mr. Perry is also Executive Vice President, Secretary and Treasurer thereof.) This dispute concerns the enforceability of the Stock Bonus Agreements, dated May 26, 1995, between each of the Bonus Shareholders and American, under which the Bonus Shareholders each were awarded 30,000 shares of American Common Stock, for an aggregate of 90,000 shares of American Common Stock. Mr. Mason disputes whether the Stock Bonus Agreements were duly authorized by the Board of Directors of American and whether American met certain performance benchmarks set forth in the Stock Bonus Agreements before the Bonus Shares were issued.

           In connection with the Merger Agreement, American has agreed that, immediately prior to the Effective Time of the Merger, and provided that the issues related to the Bonus Shares have not been resolved earlier in a manner that would not conflict with the Merger Agreement, including any action not contemplated by the Merger Agreement that would prevent the Merger from being accounted for as a pooling of interests, it will enter into the Escrow Agreement with Mr. Mason, the Bonus Shareholders and the Escrow Agent. The Escrow Agreement provides that resolution of the dispute between Mr. Mason and the Bonus Shareholders will be determined by award of an arbitrator or a final, non-appealable decision of a court of proper jurisdiction, as determined and selected by the mutual agreement of Mr. Mason and the Bonus Shareholders. The Escrow Agreement provides that the Bonus Shareholders must deliver to and deposit with the Escrow Agent the certificate or certificates representing the Bonus Shares. At the Effective Time of the Merger, the Escrow Agent will exchange the certificates representing the Bonus Shares for shares of SouthTrust Common Stock pursuant to the terms of the Merger Agreement. These shares of SouthTrust Common Stock are referred to in the Escrow Agreement as the "Escrow Fund."

           In the event it is determined that the issuance of all the Bonus Shares to the Bonus Shareholders was valid, the Escrow Agent will release the Escrow Fund to the Bonus Shareholders in the proportion to which the Bonus Shareholders are entitled to the Bonus Shares. In the event it is determined that the Bonus Shareholders are entitled to some number of the Bonus Shares less than 90,000, the Escrow Agent will release a portion of the Escrow Fund to the Bonus Shareholders, and the remaining Escrow Fund will be released, on a pro rata basis, to the shareholders of American at the Effective Time of the Merger. In the event it is determined that the Bonus Shareholders are entitled to none of the Bonus Shares, then the Escrow Agent will release all of the Escrow Fund, on a pro rata basis, to the shareholders of American at the Effective Time of the Merger.

EFFECTIVE TIME OF THE MERGER

           The Merger will become effective on the date of filing of appropriate Articles of Merger with the Department of State of the State of Florida and Articles of Merger with the Secretary of State of the State of Alabama. The Merger Agreement provides that, unless otherwise mutually agreed upon in writing, the parties thereto will use their reasonable efforts to cause such effective time to occur on the third business day following the last to occur of
(i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of American approve the Merger Agreement, (iii) the last required consent or approval of all persons other than regulatory authorities required for consummation of the Merger, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on SouthTrust or American, and (iv) the listing on Nasdaq of the shares of SouthTrust Common Stock issuable under the Merger Agreement. The Merger cannot become effective until American shareholders have approved the Merger Agreement and all required regulatory approvals and actions have been obtained and taken.


           No assurance can be provided that the necessary shareholder and regulatory approvals will be obtained or that other conditions precedent to the Merger can or will be satisfied. American and SouthTrust anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated on June ___, 1998. However, delays in the consummation of the Merger could occur.

           The Board of Directors of either American or SouthTrust generally may terminate the Agreement if the Merger is not consummated by December 31, 1998, unless the failure to consummate by that date is the result of a knowing action or inaction of the party seeking termination. See "- Regulatory Approvals and Certain Other Conditions to Consummation of the Merger; Waiver and Amendment" and "- Termination."

EXCHANGE OF STOCK CERTIFICATES

           Promptly after the Effective Time of the Merger, SouthTrust and American will cause the exchange agent selected by SouthTrust (the "Exchange Agent") to mail to each former holder of record of shares of American Stock appropriate transmittal materials for use in exchanging their certificates formerly representing shares of American Stock for exchange and conversion in accordance with the procedures provided for herein and in the Merger Agreement. The letter of transmittal will specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent. AMERICAN SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS. After the Effective Time of the Merger, each holder of shares of American Stock shall surrender the certificates representing such shares to the Exchange Agent and shall promptly receive in exchange therefor the SouthTrust Common Stock, together with all undelivered dividends or distributions in respect of such shares (without interest thereon), and cash in lieu of any fractional shares of SouthTrust Common Stock to which such shareholder may otherwise be entitled. Until the stock certificates evidencing the shares of American Stock are surrendered pursuant to the Merger Agreement, no SouthTrust Common Stock will be delivered or remitted to such holders. In addition, holders of shares of American Stock will not be entitled to receive any interest respecting any dividends or distributions payable in respect of shares of SouthTrust Common Stock, or on any cash in lieu of fractional shares. Neither SouthTrust nor the Exchange Agent shall be liable to a holder of American Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property law.

           Whenever a dividend or other distribution is declared by SouthTrust on SouthTrust Common Stock, the record date of which is at or after the Effective Time of the Merger, the declaration will include dividends or other distributions on all shares issuable pursuant to the Merger Agreement, but, after the Effective Time of the Merger, no dividend or other distribution payable after the Effective Time of the Merger with respect to SouthTrust Common Stock will be paid to the holder of any certificate representing shares of American Stock issued and outstanding at the Effective Time of the Merger until the holder duly surrenders such certificate. Upon surrender of such American Stock certificate, however, both the SouthTrust Common Stock certificate, together with all undelivered dividends or other distributions (without interest thereon), and any undelivered cash payments to be paid in lieu of fractional shares (without interest thereon) will be delivered and paid with respect to each share represented by such certificate.

           After the Effective Time of the Merger, there will be no transfers of shares of American Stock on American's stock transfer books. If certificates formerly representing shares of American Stock are presented for transfer after the Effective Time of the Merger, they will be canceled and exchanged for shares of SouthTrust Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

RESALE OF SOUTHTRUST COMMON STOCK RECEIVED IN THE MERGER

           The shares of SouthTrust Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act, thereby allowing such shares to be sold without restriction by shareholders of American who are not deemed to be "affiliates" (as that term is defined in the rules under the Securities Act) of American and who do not become affiliates of SouthTrust. The shares of SouthTrust Common Stock to be issued to affiliates of American may be resold only pursuant to an effective registration statement, pursuant to Rule 145 under the Securities Act, or in transactions otherwise exempt from registration under the Securities Act. SouthTrust will not be obligated and does not intend to register its shares under the Securities Act for resale by shareholders who are affiliates. Under the volume limitations of Rule 145, and based upon the outstanding shares of SouthTrust Common Stock as of _____________, 1998 (exclusive of shares of SouthTrust Common Stock to be issued in the Merger), each affiliate of American will be free to resell, during any given three-month period, up to approximately __________ shares of SouthTrust Common Stock, provided that such affiliate otherwise complies with the provisions of Rule 145.

           This Proxy Statement/Prospectus does not cover any resales of SouthTrust Common Stock received by persons who may be deemed to be affiliates of American or SouthTrust.

           American has caused each person identified by American as an affiliate to execute a written agreement in the form provided for in the Merger Agreement providing that such affiliate will not sell, transfer or otherwise dispose of such shares of SouthTrust Common Stock to be received by such affiliate upon consummation of the Merger, except (i) in compliance with the Securities Act or the rules and regulations thereunder, and (ii) until such time as financial results covering at least 30 days of combined operations of American and SouthTrust have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies, which is expected to occur on _______________.

ACCOUNTING TREATMENT

           The Merger will be accounted for by SouthTrust as a pooling of interests. Under the pooling-of-interests method of accounting, the recorded amounts of the assets and liabilities of American and SouthTrust will be carried forward at their previously recorded amounts. The Merger Agreement provides, as a condition of both SouthTrust's and American's obligations to consummate the Merger, that American will not have taken any actions not contemplated by the terms of the Merger Agreement that would prevent the Merger from qualifying for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with, and as contemplated by, the terms of the Merger Agreement. For information concerning certain restrictions to be imposed on the transferability of the shares of SouthTrust Common Stock received by the affiliates of American in the Merger in order, among other things, to assure the availability of pooling-of-interests accounting treatment, see "Resale of SouthTrust Common Stock Received in the Merger."

REGULATORY APPROVALS AND CERTAIN OTHER CONDITIONS TO THE MERGER; WAIVER AND AMENDMENT

           The respective obligations of SouthTrust and American to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (i) the receipt of all required regulatory approvals with respect to the Merger, (ii) the approval of the Merger Agreement by the requisite vote of American shareholders, and (iii) certain other conditions as described in more detail below.

           Applications for the approvals described below have been submitted to the appropriate regulatory agencies. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF ANY SUCH APPROVALS. There also can be no assurance that any such approvals will not impose conditions or be restricted in a manner (including requirements relating to the raising of additional capital or the disposition of assets) which in the reasonable judgment of the Board of Directors of either SouthTrust or American would so materially adversely impact the economic or business benefits of the transactions contemplated by the Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into the Merger Agreement.

           American and SouthTrust are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it currently is contemplated that such approval or action would be sought.

           Consummation of the Merger is subject to receipt of certain regulatory approvals, including, ordinarily, the prior approval by the Federal Reserve Board under the Bank Holding Company Act. Pursuant, however, to the Federal Reserve Board's Regulation Y, where (i) the merger of a company controlling a bank (i.e., American) with a bank holding company (i.e., ST-Sub) is part of a merger of the bank with an operating subsidiary bank of the acquiring bank holding company (i.e., ST-Bank), (ii) the bank merger and bank holding company merger occur simultaneously, (iii) the transaction requires the prior approval of a federal supervisory agency, (iv) the transaction does not involve the acquisition of any non-bank company that would require prior approval pursuant to Section 4 of the Bank Holding Company Act, and (v) the acquiring bank holding company meets the Federal Reserve Board's capital adequacy guidelines, no Federal Reserve Board approval is required if ten day's prior notice of the transaction is given to the applicable Federal Reserve Bank, and within such ten-day period such Federal Reserve Bank has not informed the acquiring bank holding company that an application under Regulation Y is required.

           In connection with the Merger, it is contemplated that, contemporaneously with or following the Effective Time of the Merger , the Bank will be merged into ST-Bank whereupon the Bank will cease to be a separate entity. Because ST-Bank, the surviving bank in that transaction, is a national bank, the merger of the banking subsidiaries will be subject to the approval of the Comptroller under the Bank Merger Act, which prohibits the merger or consolidation of any insured institution with any other depository institution without the approval of the insured institution's primary federal supervisory regulatory agency. SouthTrust has given the required notice of the Subsidiary Merger to the Federal Reserve Bank of Atlanta. The Deputy Secretary of the Federal Reserve Board, acting under delegated authority, informed SouthTrust on April 30, 1998 that, based on review of the notice given to the Federal Reserve Bank of Atlanta, the Federal Reserve Board does not object to the Merger and that no Federal Reserve Board approval will be required for the Merger if the Subsidiary Merger is approved by the Comptroller. On April 10, 1998, ST-Bank submitted to the Comptroller an application seeking approval of the Subsidiary Merger.

           The approval standards to be applied by the Comptroller under the Bank Merger Act and by the Federal Reserve Board under Section 3 of the Bank Holding Company Act are the same. The Bank Merger Act requires that the Comptroller take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. In essence, the Comptroller will deny approval of the Subsidiary Merger (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Merger Act, the Comptroller also considers whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. The Comptroller has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977. In addition, the Subsidiary Merger may not be consummated until the 30th day following the date of the approval of the Comptroller, during which period the United States Department of Justice may comment adversely on the transaction or challenge the Subsidiary Merger on antitrust grounds. However, the Subsidiary Merger may be consummated on or after the 15th day following the date of the approval of the Comptroller if the Comptroller does not receive any adverse comments from the United States Attorney General and the United States Attorney General consents to the shorter period. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically orders otherwise.

           The Merger cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained, and, if the Merger is approved, there can be no assurance as to the date of any such approval. There also can be no assurance that the United States Department of Justice or a State Attorney General will not challenge the Merger or, if such a challenge is made, as to the result thereof.

           Approval by the Comptroller of the Subsidiary Merger is not a condition to the obligation of SouthTrust to consummate the Merger. Accordingly, it is possible that, if all conditions to the respective obligations of SouthTrust and American to consummate the Merger are satisfied, but the regulatory approvals with respect to the Subsidiary Merger have not been obtained, the Merger could be consummated even though consent to the Subsidiary Merger were to be delayed. In such case, however, prior approval by the Federal Reserve Board under the Bank Holding Company Act would have to be obtained for the Merger itself.

           In addition to receipt of all necessary regulatory approvals and the expiration of all required notice and waiting periods following the granting of such approvals, and the approval of the Merger Agreement by the requisite vote of the shareholders of American, consummation of the Merger is subject to the satisfaction of certain other conditions on or before the Effective Time of the Merger. Such additional conditions include, among others, the following:

                     (i) The Registration Statement will be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement will have been issued and no proceeding by the Commission or any other regulatory authority to suspend the effectiveness thereof will have been initiated;

                     (ii) The representations and warranties of SouthTrust and American, respectively, made in the Merger Agreement and assessed as of the time of the Merger Agreement and the Effective Time of the Merger will be accurate to the extent provided for in the Merger Agreement, except for inaccuracies which, in the aggregate, are not reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the party making the representations and warranties;

                     (iii) SouthTrust and American, respectively, will have performed, and complied with, in all material respects all of their respective agreements and covenants pursuant to the Merger Agreement;

                     (iv) The receipt of the opinion of Bradley Arant Rose & White LLP as to certain matters including certain tax matters (see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES");

                     (v) No court or governmental or regulatory authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law, statute, regulation or order or taken any other action which prohibits or makes illegal the consummation of the transactions contemplated by the Merger Agreement;

                     (vi) The shares of SouthTrust Common Stock issuable pursuant to the Merger will have been approved for listing on Nasdaq;

                     (vii) American will not have taken any actions not contemplated by the terms of the Merger Agreement that would prevent the Merger from qualifying for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with, and as contemplated by, the terms of the Merger Agreement;

                     (viii) In the case of SouthTrust's obligations, immediately prior to the Effective Time of the Merger, the Escrow Agreement will have been executed among American, Mr. Mason, the Bonus Shareholders and the Escrow Agent, and the shares of American Common Stock subject to the Stock Bonus Agreements will have been transferred to the Escrow Agent; and

                     (ix) In the case of SouthTrust's obligations, the holders of not more than 5% of American Common Stock, assuming the conversion of American Preferred Stock into American Common Stock, will have taken appropriate steps to dissent from the Merger.

           At any time before the Effective Time of the Merger, any party to the Merger Agreement may waive in writing any provision of the Merger Agreement. In addition any provision of the Merger Agreement may be amended by written instruments signed on behalf of each of the parties thereto; provided, however, that, after approval by the holders of American Stock, no amendment may be made that reduces or modifies the consideration to be received by the holders of American Stock.

TERMINATION

           The Merger Agreement may be terminated and the Merger abandoned, at any time prior to the Effective Time of the Merger in any of the following ways:


                     (i) By mutual consent of SouthTrust and American, if the Boards of Directors of each so determine by majority vote of the entire membership of each such board; or

                     (ii) By either SouthTrust or American, in the event of an inaccuracy of any representation or warranty of the other party contained in the Merger Agreement which cannot be or is not cured within 30 days after the giving of written notice to the breaching party of such inaccuracy and which inaccuracy would have a Material Adverse Effect (as defined in the Merger Agreement); or

                     (iii) By either SouthTrust or American, in the event of a material breach by the other party of any covenant or agreement contained in the Merger Agreement which cannot be or is not cured within 30 days after the giving of written notice to the breaching party of such breach; or

                     (iv) By either SouthTrust or American, in the event the approval of the Federal Reserve Board required for consummation of the Merger and the other transactions contemplated thereby is denied by final nonappealable action of such authority; or

                     (v) By either SouthTrust or American, in the event that the approval of the Merger by American shareholders is not obtained; or

                     (vi) By either SouthTrust or American, in the event that the Merger is not consummated by December 31, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of the Merger Agreement by the party electing to terminate.

           In the event of the termination and abandonment of the Merger Agreement pursuant to the foregoing, no party to the Merger Agreement will have any liability or further obligations to any other party under the Merger Agreement, except with respect to certain circumstances involving an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination and with respect to the survival of confidentiality obligations and provisions regarding construction of the Merger Agreement. The Stock Option Agreement is governed by its own terms as to termination. See "--Stock Option Agreement."

CERTAIN EXPENSES

           The Merger Agreement provides that the parties thereto will bear their own expenses incurred in connection with consummating the transactions contemplated thereby except that SouthTrust will bear all the filing fees payable in connection with the Registration Statement and the Proxy Statement/Prospectus and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement/Prospectus.

RIGHTS OF DISSENT AND APPRAISAL

           Holders of American Stock are entitled to dissenters' rights under Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act, which sections are reprinted in their entirety in Exhibit D to this Proxy Statement/Prospectus. All references in Sections 607.1301, 607.1302 and 607.1320 and in this summary to a "shareholder" are to the record holders of American Stock as to which dissenters' rights are asserted. A person having a beneficial interest in shares of American Stock that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever dissenters' rights the beneficial owner may have.

           Holders of American Stock who follow the procedure set forth in
Section 607.1320 of the Florida Business Corporation Act ("Section 607.1320") will be entitled to receive payment of the "fair value" of such shares of American Stock. The Florida Business Corporation Act defines "fair value" to be the value of the shares of American Stock as of the close of business on the date prior to the date of shareholder approval of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable.

           Under Section 607.1320, where a merger is to be submitted for approval at a meeting of shareholders, the corporation, not less than ten nor more than sixty days prior to the meeting, must notify each of its shareholders of the proposed shareholders' meeting. The notice must also state that the purpose, or one of the purposes, of the meeting is to consider the plan of merger and contain or be accompanied by a copy or summary of the merger agreement. Furthermore, the notice must contain a clear and concise statement that if the plan of merger is effected, the shareholders dissenting therefrom may be entitled, if they comply with the provisions of the Florida Business Corporation Act regarding the rights of dissenting shareholders, to be paid the fair value of their shares, and must be accompanied by a copy of Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act. This Proxy Statement/Prospectus will constitute such notice to the shareholders of American and the Merger Agreement and the applicable statutory provisions of the Florida Business Corporation Act are attached to this Proxy Statement/Prospectus as Exhibit A and Exhibit D, respectively. The following discussion is not a complete statement of the law pertaining to dissenters' rights under the Florida Business Corporation Act and is qualified in its entirety by the full text of Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act attached to the Proxy Statement/Prospectus. Any shareholder who wishes to exercise such dissenters' rights or who wishes to preserve his right to do so should review the following discussion and Exhibit D carefully because failure to timely and properly comply with the procedures specified will result in the loss of dissenters' rights under the Florida Business Corporation Act.

           Each shareholder who wishes to assert dissenters' rights must (i) deliver to American, before the taking of the vote on the Merger, a written notice of his intent to demand payment for his shares of American Stock if the proposed Merger is effectuated, and (ii) not vote his shares in favor of the proposed Merger. Because an executed proxy which does not contain voting instructions will, unless revoked, be voted for adoption of the Merger Agreement, a shareholder who votes by proxy and who wishes to exercise his dissenters' rights must (i) vote against adoption of the Merger Agreement, or
(ii) abstain from voting on adoption of the Merger Agreement. A vote against adoption of the Merger Agreement, in person or by proxy, will not in and of itself constitute a written notice of intent to demand payment for shares of American Stock satisfying the requirements of Section 607.1320.

           Only a holder of record of shares of American Stock is entitled to assert dissenters' rights for the shares registered in that holder's name. A notice of intent to demand payment for shares must be exercised by or on behalf of the holder of record, fully and correctly, as his name appears on his stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the notice should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the notice should be executed by or on behalf of all joint owners. An authorized agent, including one or two or more joint owners, may execute a notice on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the notice, the agent is acting as agent for such owner or owners. A record holder, such as a broker, who holds shares as nominee for several beneficial owners may exercise dissenters' rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners. In such case, the notice should set forth the number of shares as to which dissenters' rights are sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. Shareholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise dissenters' rights are urged to consult with their brokers to determine the appropriate procedures for doing so. Beneficial owners of ESOP Shares who wish to exercise their dissenters' rights must send a notice of intent to demand payment for shares to the Trustee of the American ESOP and must either (i) return a proxy showing a vote against adoption of the Merger or (ii) abstain from voting on the Merger.

           Within ten days after the date of shareholder approval of the Merger, American must give written notice of adoption of the Merger Agreement to each shareholder who filed a notice of intent to demand payment for his shares of American Stock. Within twenty days after the giving of such notice to him by American any shareholder who elects to dissent must file with American a notice of such election, stating his name and address, the number of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder filing an election to dissent must deposit his stock certificates with American simultaneously with the filing of the election to dissent. Beneficial owners of ESOP Shares must forward such notice of election to the Trustee of the American ESOP.

           Within ten days after the expiration of the period in which shareholders may file their notices of election to dissent, or within ten days after the Merger is effected, whichever is later (but in no case later than ninety days from the date of shareholder approval of the Merger Agreement), American will make a written offer to each dissenting shareholder who has made a demand as provided in Section 607.1320 to pay an amount American estimates to be the fair value for such shares of American Stock. Such notice and offer will be accompanied by (i) a balance sheet of American as of the latest available date, and (ii) a profit and loss statement of American for the 12-month period ended on the date of such balance sheet.

           Any shareholder who has duly filed a notice of election to dissent in compliance with Section 607.1320 will thereafter be entitled only to payment of the fair value of his shares of American Stock and will not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by American to pay for his shares. After such offer, no such notice of election may be withdrawn unless American consents thereto.

           If within thirty days after the making of such offer by American, any shareholder accepts the same, payment for his shares of American Stock will be made within ninety days after the making of such offer or the consummation



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



of the Merger, whichever is later. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

           If American fails to make an offer for the fair value of the shares of American Stock within the period specified above, or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of thirty days thereafter, then American, within thirty days after receipt of written demand from any dissenting shareholder given within sixty days after the date on which the Merger was effected, must, or at its election at any time within such period of sixty days may, file an action in any court of competent jurisdiction in Duval County, Florida requesting that the fair value of such shares be determined. The court will also determine whether each dissenting shareholder, as to whom American requests the court to make such determination, is entitled to receive payment for his shares. If American fails to institute such a proceeding, any dissenting shareholder may do so in the name of American. All dissenting shareholders (whether or not residents of the State of Florida), other than shareholders who have agreed with American as to the value of their shares, will be made parties to the proceeding. American must pay to each dissenting shareholder the amount found to be due him within ten days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholders will cease to have any interest in such shares.

           Shareholders considering seeking dissenters' rights should be aware that the fair value of their shares as determined under Section 607.1320 could be more than, the same as, or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek to demand payment of their shares. Any judicial determination of the "fair value" of the shares can be based on numerous considerations, including, but not limited to, the market value of the shares prior to the Merger and the net asset value and earnings value of American. The costs and expenses of any judicial proceeding will be determined by the court and will be assessed against American, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom American has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith.

           If any shareholder who demands payment for his shares of American Stock under Section 607.1320 fails to perfect, or effectively withdraws, or loses, his right to dissent, the shares of such holder will be converted into the right to receive the consideration in accordance with the Merger Agreement.

           Failure to follow the steps required by Section 607.1320 for perfecting dissenters' rights may result in the loss of such rights, in which event a shareholder will be entitled to receive the consideration provided for in the Merger Agreement.

CONDUCT OF BUSINESS BY AMERICAN PENDING THE MERGER

           The Merger Agreement provides that, until the Effective Time of the Merger, and except with the prior approval of SouthTrust, American will and will cause its subsidiaries to operate its business only in the usual, regular and ordinary course, preserve intact its business organization and assets and maintain its rights and franchises, and American will take no action which would adversely affect its ability to obtain required regulatory approvals or to perform any of its material obligations under the Merger Agreement. The Merger Agreement further provides that, until the Effective Time of the Merger, American will not do or agree or commit to do, or permit any of its subsidiaries to do or agree or commit to do, any of the following without the prior written consent of SouthTrust, which consent will not be unreasonably withheld:

                     (i)  amend its Articles of Incorporation or Bylaws; or

                     (ii) make, declare, pay or set aside for payment any dividend (other than (A) monthly cash dividends on American Common Stock in an amount not to exceed the greater of (i) $0.17 per share and (ii) the product of the Exchange Ratio multiplied by SouthTrust's then-effective quarterly dividend multiplied by one third, (B) dividends payable on American Preferred Stock at a rate not exceeding the rate provided for in the terms thereof, and (C) dividends from the Bank (provided such dividends in amount or frequency are not in contravention of any applicable Comptroller or other regulations) to American on or in respect of, or declare or make any distribution on any shares of its capital stock, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than (1) as previously disclosed in the disclosure schedule to the Merger Agreement, (2) pursuant to the terms of the American Preferred Stock, or (3) in the ordinary course pursuant to employee benefit plans; or

                     (iii) (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) dispose of or discontinue any portion of its assets, business or properties, which is material to it and its subsidiaries taken as a whole, or acquire all or any portion of, the business or property of any other entity, or sell, transfer or otherwise dispose of the 150,000 shares of International Speedway Corp. Class B Stock which it owns; or

                     (iv) enter into or amend any written employment, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (i) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) extensions of employee bonus incentive programs or special incentive programs as set forth in the disclosure schedule to the Merger Agreement or (iii) other changes as are provided for in the Merger Agreement or as may be required by law or to satisfy existing contractual obligations or additional grants of awards to newly hired employees consistent with past practice or such changes that, either individually or in the aggregate, would not reasonably be expected to result in a material liability to American or its subsidiaries; or

                     (v) with certain exceptions, adopt any new employee benefit plan of American or its subsidiaries or make any material change in or to any existing employee benefit plans of American or its subsidiaries other than any such change that is required by law to satisfy contractual obligations of American; or

                     (vi) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles; or

                     (vii) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or knowingly take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time of the Merger, (y) any of the conditions to the Merger set forth in the Merger Agreement not being satisfied or (z) a material violation of any provision of the Merger Agreement except, in each case, as may be required by applicable law.

           American and SouthTrust have further agreed in the Merger Agreement that they will consult with respect to (i) their loan, accrual, reserve, litigation and real estate evaluation policies and practices (including loan classifications and levels of reserves) and (ii) the character, amount and timing of any restructuring charges to be taken by each of SouthTrust and American (and their respective subsidiaries) in connection with such matters or otherwise in connection with the transactions contemplated by the Merger Agreement, including (a) any charge in respect to the write off or write down of any asset, (b) any reserve or other charge relating to the fees and expenses of advisors and other third parties in connection with the transactions contemplated by the Merger Agreement, (c) any reserve or other charge relating to severance, termination, and retirement payments in connection with the transactions contemplated by the Merger Agreement, (d) any reserve or other charge relating to taxes, or any contractual or other liability of American and its subsidiaries, including any liability incurred by American and its subsidiaries in a fiduciary capacity, and any other appropriate accounting adjustment. In accordance with the foregoing, during early 1998, management reassessed the loss exposure of certain non-performing and potential problem loans which existed at year-end 1997 and increased the balance of the allowance for loan losses by $.90 million through a fourth quarter 1997 charge to earnings. This reassessment and resulting provision for loan losses was reviewed and concurred with by SouthTrust.

CONDUCT OF BUSINESS BY SOUTHTRUST PENDING THE MERGER

           The Merger Agreement provides that, until the Effective Time of the Merger, and except with the prior approval of American, SouthTrust will take no action which would adversely affect its ability to obtain required regulatory approvals or to perform any of its material obligations under the Merger Agreement. The Merger Agreement further provides that, until the Effective Time of the Merger, SouthTrust will not do or agree or commit to do, or permit any of its subsidiaries to do or agree or commit to do, any of the following without the prior written consent of American, which consent will not be unreasonably withheld:

                     (i) make, declare, pay or set aside for payment any dividend, other than regular cash dividends on SouthTrust Common Stock in accordance with its usual custom and practice, and cash dividends on any other outstanding issues of preferred stock in accordance with the terms thereof and dividends from subsidiaries to SouthTrust; or

                     (ii) make any acquisition or take any other action which would materially adversely affect its ability to consummate the transactions contemplated by the Merger Agreement; or

                     (iii) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or knowingly take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time of the Merger, (y) any of the conditions to the Merger set forth in the Merger Agreement not being satisfied or (z) a material violation of any provision of the Merger Agreement except, in each case, as may be required by applicable law.

BUSINESS AND MANAGEMENT OF AMERICAN FOLLOWING THE MERGER; PLANS FOR BUSINESS OF AMERICAN

           Upon consummation of the Merger, American will be merged into ST-Sub, with ST-Sub being the surviving corporation in the Merger (the surviving corporation being sometimes referred to herein as the "Surviving Corporation"). As of the Effective Time of the Merger, it is anticipated that the Board of Directors of the Surviving Corporation will consist of those persons who are serving as directors of ST-Sub as of the Effective Time of the Merger, and such other persons as may be designated in writing by SouthTrust at or prior to the Effective Time of the Merger. It is further anticipated that the officers of the Surviving Corporation will be those persons serving as officers of ST-Sub as of the Effective Time of the Merger, and such other persons as may be designated in writing by SouthTrust at or prior to the Effective Time of the Merger.

           Simultaneously with, or following, the Merger, the Bank will be merged into ST-Bank in the Subsidiary Merger, provided that required regulatory approvals are obtained. Upon consummation of the Subsidiary Merger, it is anticipated that the Board of Directors of ST-Bank, as the surviving entity in the Subsidiary Merger, will consist of those persons who are serving as directors of ST-Bank as of the effective time of the Subsidiary Merger, and such other persons as may be designated in writing by SouthTrust at or prior to such time. It is further anticipated that the officers of ST-Bank, as the surviving entity in the Subsidiary Merger, will be those persons serving as officers of ST-Bank at the effective time of the Subsidiary Merger and such other persons as may be designated in writing by SouthTrust at or prior to the effective time of such merger.

           After the Effective Time of the Merger, the Surviving Corporation will operate as a subsidiary corporation of SouthTrust acting as a holding company for its banking operations. After the effectiveness of the Subsidiary Merger, the operations of the Bank will be integrated into the operations of ST-Bank, with efforts directed toward preserving the existing customer and banking relationships of the Bank as part of ST-Bank.

           Following the Effective Time of the Merger, SouthTrust has agreed to cover the officers and employees of American or the Bank who are employed by ST-Sub or ST-Bank under the employee benefit plans of SouthTrust other than the ST Retirement Plan and the ST Profit Sharing Plan; to grant such employees coverage and benefits under such employee benefit plans comparable to those granted SouthTrust employees of comparable position and seniority; and, subject to the provisions discussed in the following paragraph, to credit service with American or the Bank prior to the



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



Effective Time of the Merger for purposes of determining eligibility of such employees to participate in such employee benefit plans.

           The Merger Agreement further provides that the American Profit Sharing Plan will be terminated as of a date prior to the Effective Time of the Merger. From and after January 1 following the Effective Time of the Merger, for purposes of determining eligibility to participate in, and vesting in accrued benefits under both the ST Retirement Plan and the ST Profit Sharing Plan, employment by American will be credited as if it were employment by SouthTrust, but such service will not be credited for purposes of determining benefit accrual under the ST Retirement Plan.

STOCK OPTION AGREEMENT

           As an inducement and a condition to SouthTrust to enter into the Merger Agreement, SouthTrust and American entered into the Stock Option Agreement, whereby American granted SouthTrust the Stock Option entitling SouthTrust to purchase up to 236,853 shares (which will in no event exceed 19.9% of the issued and outstanding shares of American Common Stock) of American Common Stock, at a purchase price of $131.99 per share, under the circumstances described below. The following description of the Stock Option Agreement and the Stock Option does not purport to be complete and is qualified in its entirety by reference to the Stock Option Agreement, which is incorporated herein by reference and attached hereto as Exhibit B.

           The Stock Option is exercisable only if either a Preliminary Purchase Event (as hereinafter defined) or a Purchase Event (as hereinafter defined) occurs after the date of the Stock Option Agreement and prior to the Effective Time of the Merger.

           The term "Preliminary Purchase Event" means any of the following events or transactions:

                     (i) any person (other than SouthTrust or any subsidiary of SouthTrust) shall have commenced (as such term is defined in Rule 14d-2 promulgated under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of American Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then-outstanding shares of American Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                     (ii) the holders of American Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or American's Board of Directors shall have withdrawn or modified in a manner adverse to SouthTrust the recommendation of American's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than SouthTrust or any subsidiary of SouthTrust) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction (as hereinafter defined), (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under Florida banking or corporate law or any other applicable law seeking approval to engage in an Acquisition Transaction.

           The term "Purchase Event" means any of the following events subsequent to the date of the Stock Option Agreement:

                     (i) without SouthTrust's prior written consent, American shall have authorized, recommended, publicly proposed, or entered into an agreement with any person (other than SouthTrust or any subsidiary of SouthTrust) to effect an Acquisition Transaction. As used in the Stock Option Agreement, the term "Acquisition Transaction" means (A) a merger, consolidation, or similar transaction involving American or any of its subsidiaries (other than transactions solely between American's subsidiaries), (B) the disposition, by sale, lease, exchange, or otherwise, of assets of American or any of its subsidiaries representing in either case 15% or more of the consolidated assets of American and its subsidiaries, or (C) the issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing 20% or more of the voting power of American or any of its subsidiaries; or

                     (ii) any person (other than SouthTrust or any subsidiary of SouthTrust) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Rule 13d-5 promulgated under the Exchange Act), shall have been formed which beneficially owns, has the right to acquire beneficial ownership of, 20% or more (or, if such person or group is the beneficial owner of 20% or more on the date the Stock Option Agreement was executed, such person or group acquires an additional 5% or more) of the voting power of American or its subsidiaries.

           The Stock Option will terminate and be of no further force and effect upon the earliest to occur of: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event; (iii) 12 months after a Default Termination; and (iv) 12 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event (each such event referred to herein as an "Exercise Termination Event").

           In the event of any change in American Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares subject to the Stock Option, and the purchase price will be adjusted appropriately.

           Upon the occurrence of a Repurchase Event (as defined below) that occurs prior to an Exercise Termination Event, at the request of Holder (as defined in the Stock Option Agreement), delivered prior to an Exercise Termination Event, American will, subject to regulatory restrictions, be obligated to repurchase the Stock Option and any shares of American Common Stock theretofore purchased pursuant to the Stock Option, at a specified price. As defined in the Stock Option Agreement, a "Repurchase Event" shall occur if (i) any person (other than SouthTrust or a SouthTrust subsidiary) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined in Rule 13d-5 promulgated under the Exchange
Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of American Common Stock, or (ii) any of the following transactions are consummated: (x) American consolidates with or merges into any person, other than SouthTrust or a subsidiary of SouthTrust, and shall not be the continuing or surviving corporation of such consolidation or merger, (y) American permits any person, other than SouthTrust or a SouthTrust subsidiary, to merge into American and American shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of American Common Stock shall be changed into or exchanged for stock or other securities of American or any other person or cash or any other property or the outstanding shares of American Common Stock immediately prior to such Merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (z) American sells or otherwise transfers all or substantially all of its assets to any person, other than SouthTrust or a subsidiary of SouthTrust.

           In the event that prior to the exercise or termination of the Stock Option, American enters into an agreement to engage in any of the transactions described in clause (ii) of the definition of Repurchase Event above, SouthTrust will receive for each option share with respect to which the Stock Option has not been exercised an amount of consideration in the form and equal to the per share amount of consideration that would be received by the holder of one share of American Common Stock less the purchase price of the Stock Option (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by holders of American Common Stock, proper provision shall be made so that SouthTrust would have the same election or similar rights as would the holder of the number of shares of American Common Stock for which the Stock Option is then exercisable).

           The purpose of the Stock Option Agreement and the Stock Option is to increase the likelihood that the Merger will occur, by making it more difficult for another party to acquire American. The ability of SouthTrust to exercise the

Stock Option and to cause up to an additional 236,853 shares of American Common Stock to be issued may be considered a deterrent to other potential acquisitions of control of American, as it is likely to increase the cost of an acquisition of all the shares of American Stock which would then be outstanding and would prevent any successful bidder from accounting for the acquisition of American as a pooling of interests.

NO SOLICITATION

           American has agreed that neither American nor its subsidiaries will directly or indirectly solicit any acquisition proposal by any person. Except to the extent necessary to comply with fiduciary duties of American's Board of Directors, as advised by counsel, neither American nor its subsidiaries may furnish any non-public information to, or have discussions with, any person, other than SouthTrust, relating to any acquisition proposal. American must promptly notify SouthTrust in the event that it receives any inquiry or proposal relating to any such transaction.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

           The following discussion is a summary of the material federal income tax consequences of the Merger to holders of American Stock. The discussion is included for general information purposes only, applies only to a holder of American Stock who holds such stock as a capital asset, and may not apply to special situations, such as holders of American Stock, if any, who received their American Stock upon the exercise of employee stock options or otherwise as compensation and holders that are insurance companies, securities dealers, financial institutions or foreign persons.

           EACH HOLDER OF AMERICAN STOCK IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE FEDERAL INCOME TAX CONSEQUENCES IN HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

           Neither SouthTrust, ST-Sub nor American has requested or will receive an advance ruling from the Internal Revenue Service ("IRS") as to any of the federal income tax consequences of the Merger to holders of American Stock or of any of the federal income tax consequences of the Merger to SouthTrust, ST-Sub or American. The consummation of the Merger is conditioned upon the receipt by American and SouthTrust of an opinion of Bradley Arant Rose & White LLP as to certain of the federal income tax consequences of the Merger to the holders of American Stock. The opinion of Bradley Arant Rose & White LLP is based entirely upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change, possibly with retroactive effect. Management of SouthTrust has represented to Bradley Arant Rose & White LLP that it has no plan or intention to cause SouthTrust to redeem or otherwise reacquire the shares of SouthTrust Common Stock issued in the Merger. No opinion of Bradley Arant Rose & White LLP is being expressed on any federal income tax consequences to any party of the transfer by the Bonus Shareholders of the Bonus Shares into the Escrow Fund or the release of shares of SouthTrust Common Stock (or cash in lieu of fractional shares) from the Escrow Fund.

           Unlike a ruling from the IRS, an opinion is not binding on the IRS and there can be no assurance, and none is hereby given, that the IRS will not take a position contrary to one or more positions reflected herein or that the positions stated in the opinion will be upheld by the courts if challenged by the IRS.

           In the opinion of Bradley Arant Rose & White LLP, the following federal income tax consequences to the holders of American Stock will result from the Merger:

                     (i) The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

                     (ii) No gain or loss will be recognized by the shareholders of American upon the receipt of SouthTrust Common Stock (including the Rights associated therewith) solely in exchange for their shares of American Stock. In addition, no gain or loss will be recognized by American stockholders upon the receipt of the Rights attached to the SouthTrust Common Stock.

                     (iii) The basis of the SouthTrust Common Stock to be received by the American shareholders will be the same as the basis of American Stock surrendered in exchange therefor, except for the basis allocated to any fractional shares and shares treated as interest.

                     (iv) The holding period of the shares of SouthTrust Common Stock to be received by the shareholders of American will include the period during which American Stock surrendered in exchange therefor was held.

                     (v) The payment of cash to an American shareholder in lieu of issuing a fractional share interest in SouthTrust Common Stock will be treated as if the fractional share actually was issued as part of the Merger and then was redeemed by SouthTrust. This cash payment will be treated as having been received as a distribution in full payment in exchange for the stock redeemed. Generally, any gain or loss recognized upon such exchange will be a capital gain or loss.

           No opinion is expressed as to the federal tax treatment of the transaction under any other provisions of the Code and regulations, or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the opinion. Specifically, no opinion is expressed with respect to the federal income tax consequences of the Escrow Agreement, other than that the consummation of the transactions contemplated by the Escrow Agreement will not cause the Merger to fail to qualify as a reorganization pursuant to Section 368(a) of the Code.

FEDERAL INCOME TAX CONSEQUENCES OF THE ESCROW AGREEMENT

           Cash in lieu of fractional shares, if any, received by shareholders of American from the Escrow Fund will be treated, for federal income tax purposes, in substantially the same way as cash in lieu of fractional shares received in the Merger described above. For federal income tax purposes, it is unclear whether shares of SouthTrust Common Stock, if any, received by shareholders of American from the Escrow Fund should be treated entirely as additional consideration in a reorganization or recharacterized, in part, as interest. If the latter treatment were to apply, an amount equal to the excess of (i) the value of such shares on the date received over (ii) the same amount discounted back to the Effective Time of the Merger, using a discount rate equal to the Applicable Federal Rate for short-term debt instruments in effect for the month which includes the Effective Time of the Merger, would be treated as interest income. In addition, the tax basis of the SouthTrust Common Stock released from the Escrow Fund would be increased by the amount, if any, treated as interest income and a corresponding portion of such shares would have a holding period that begins with the date after the date the shares are released from the Escrow Fund. Each holder of American Stock should consult his or her own tax advisor as to the tax consequences of the receipt of shares of SouthTrust Common Stock from the Escrow Fund.



                     DESCRIPTION OF SOUTHTRUST CAPITAL STOCK

GENERAL

           The authorized capital stock of SouthTrust consists of 500,000,000 shares of common stock, par value $2.50 per share (referred to throughout this Proxy Statement/Prospectus as "SouthTrust Common Stock"), and 5,000,000 shares of preferred stock, par value $1.00 per share ("SouthTrust Preferred Stock"). As of ______________, there were __________ shares of SouthTrust Common Stock issued and outstanding, exclusive of shares held as treasury stock, and no shares of SouthTrust Preferred Stock were outstanding. As of _________________, there were ________ shares of SouthTrust Common Stock reserved for issuance pursuant to employee benefit plans. In addition, 500,000 shares of SouthTrust Preferred Stock designated as Series A Junior Participating Preferred Stock were reserved for issuance upon the exercise of certain rights described below under "- SouthTrust Common Stock-Stockholder Rights Plan."

           Since SouthTrust is a holding company, the right of SouthTrust, and hence the right of creditors and stockholders of SouthTrust, to participate in any distribution of assets of any subsidiary (including ST-Bank) upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of SouthTrust itself as a creditor of the subsidiary may be recognized.

           The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the General Corporation Law of the State of Delaware and SouthTrust's Restated Certificate of Incorporation, including the Certificate of Designations describing the Series A Junior Participating Preferred Stock, and SouthTrust's Restated Bylaws.

SOUTHTRUST COMMON STOCK

  Dividend Rights

           Subject to any prior rights of any SouthTrust Preferred Stock outstanding, holders of SouthTrust Common Stock are entitled to dividends when, as and if declared by SouthTrust's Board of Directors out of funds legally available therefor. Under Delaware law, SouthTrust may pay dividends out of surplus (whether capital surplus or earned surplus) or net profits for the fiscal year in which declared or for the preceding fiscal year, even if its surplus accounts are in a deficit position. The sources of funds for payment of dividends by SouthTrust are its subsidiaries. Because its primary subsidiary is a bank, payments made by such subsidiary to SouthTrust are limited by law and regulations of the bank regulatory authorities. See "MARKET PRICE AND DIVIDEND INFORMATION RESPECTING THE SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK."

  Voting Rights and Other Matters

           The holders of SouthTrust Common Stock are entitled to one vote per share on all matters brought before the stockholders. The holders of SouthTrust Common Stock do not have the right to cumulate their shares of SouthTrust Common Stock in the election of directors. SouthTrust's Restated Certificate of Incorporation provides that in the event of a transaction or a series of transactions with an "Interested Stockholder" (generally defined as a holder of more than 10% of the voting stock of SouthTrust or an affiliate of such a holder) pursuant to which SouthTrust would be merged into or with another corporation or securities of SouthTrust would be issued in a transaction which would permit control of SouthTrust to pass to another entity, or similar transactions having the same effect, approval of such transactions requires the vote of the holders of 70% of the voting power of the outstanding voting securities of SouthTrust, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is recommended to the stockholders by a majority of the members of SouthTrust's Board of Directors who are unaffiliated with the Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder.

           The SouthTrust Common Stock does not have any conversion rights, nor are there any redemption or sinking fund provisions applicable thereto. Holders of SouthTrust Common Stock are not entitled to any preemptive rights to subscribe for any additional securities which may be issued.

  Liquidation Rights

           In the event of liquidation, holders of SouthTrust Common Stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts as may be required to be paid to the holders of any SouthTrust Preferred Stock hereafter issued by SouthTrust.

  Provisions with Respect to Board of Directors

           SouthTrust's Restated Certificate of Incorporation provides that the members of SouthTrust's Board of Directors are divided into three classes as nearly equal in number as possible. Each class is elected for a three-year term. At each annual meeting of stockholders of SouthTrust, roughly one-third of the members of SouthTrust's Board of Directors will be elected for a three-year term, and the other directors will remain in office until their three-year terms expire. Therefore, control of SouthTrust's Board of Directors cannot be changed in one year, and at least two annual meetings must be held before a majority of the members of SouthTrust's Board of Directors can be changed.

  Special Vote Requirements for Certain Amendments to Restated Certificate of Incorporation

           The General Corporation Law of the State of Delaware and the Restated Certificate of Incorporation and Bylaws of SouthTrust provide that a director, or SouthTrust's entire Board of Directors, may be removed by the stockholders only for cause. The Restated Certificate of Incorporation and Bylaws of SouthTrust also provide that the affirmative vote of the holders of at least 70% of the voting power of the outstanding capital stock entitled to vote for the election of directors is required to remove a director or the entire Board of Directors from office. Certain portions of the Restated Certificate of Incorporation of SouthTrust described in certain of the preceding paragraphs, including those related to business combinations and the classified Board of Directors, may be amended only by the affirmative vote of the holders of 70% of the voting power of the outstanding voting stock of SouthTrust.

  Possible Effects of Special Provisions

           Certain of the provisions contained in the Restated Certificate of Incorporation and Bylaws of SouthTrust described above have the effect of making it more difficult to change SouthTrust's Board of Directors, and may make SouthTrust's Board of Directors less responsive to stockholder control. These provisions also may tend to discourage attempts by third parties to acquire SouthTrust because of the additional time and expense involved and a greater possibility of failure, and, as a result, may adversely affect the price that a potential purchaser would be willing to pay for the capital stock of SouthTrust, thereby reducing the amount a stockholder might realize in, for example, a tender offer for the capital stock of SouthTrust.

  Stockholder Rights Plan

           On February 22, 1989, the Board of Directors of SouthTrust declared a dividend to holders of SouthTrust Common Stock of record on March 6, 1989 (the "Record Date") of one right (a "Right" and collectively, the "Rights") for, and to be attached to, each share of SouthTrust Common Stock outstanding on the Record Date. Each Right entitles the holder thereof to purchase from SouthTrust one one-hundredth of a share of SouthTrust Preferred Stock designated as the Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a purchase price of $75.00 (the "Purchase Price"). Such resolutions also provide that as long as the Rights are attached to shares of SouthTrust Common Stock as provided in the Rights Agreement referred to below, the appropriate number of Rights will be issued with each share of SouthTrust Common Stock issued after the Record Date. The number of Rights attached to or to be issued with each share of SouthTrust Common Stock as well as the redemption price for each such Right, were appropriately decreased as a result of a three-for-two stock split effected by SouthTrust on January 24, 1992, a three-for-two stock split effected by SouthTrust on May 19, 1993, and a three-for-two stock split effected by SouthTrust on February 26, 1998. Accordingly, at the present time eight twenty-sevenths of a Right is attached to each share of SouthTrust Common Stock and eight twenty-sevenths of a Right will be issued with each share of SouthTrust Common Stock exchanged in the Merger for American Stock.

           The Rights will expire on February 22, 1999 unless redeemed earlier and will not be exercisable or transferable separately from the shares of SouthTrust Common Stock until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person (an "Acquiring Person") or any associate or affiliate of an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding SouthTrust Common Stock (the "Stock Acquisition Date"); or (ii) the tenth day following commencement of a tender or exchange offer which would result in the ownership of 20% or more of the outstanding SouthTrust Common Stock; or (iii) the tenth day after SouthTrust's Board of Directors declares, upon a determination by at least a majority of SouthTrust's Disinterested Directors, that a person, alone or with affiliates and associates (an "Adverse Person"), has become the beneficial owner of a substantial amount (not to be less than 10%) of outstanding SouthTrust Common Stock and that such person's ownership either is intended to cause SouthTrust to take action adverse to its long-term interests or may cause a material adverse impact on SouthTrust to the detriment of SouthTrust's stockholders.

           In the event that (i) SouthTrust's Board of Directors determines that a person is an Adverse Person; (ii) SouthTrust is the surviving corporation in a merger with an Acquiring Person and SouthTrust's Common Stock remains outstanding and unchanged and is not exchanged for securities of the Acquiring Person or other property; (iii) an Acquiring Person receives a financial benefit or advantage, through certain self-dealing transactions involving SouthTrust, greater than that received by other stockholders of SouthTrust or that which would have resulted from arms-length negotiations; (iv) a person becomes the beneficial owner of 30% or more of the outstanding SouthTrust Common Stock (except pursuant to a "Fair Offer" as determined by the Disinterested Directors); or (v) while there is an Acquiring Person, an event involving SouthTrust or any of its subsidiaries occurs which results in the Acquiring Person's proportionate ownership interest being increased by more than 1%, each holder of a Right will have the right to receive, upon payment of the Purchase Price, in lieu of Series A Preferred Stock, a number of shares of SouthTrust Common Stock (or, in certain circumstances, cash or other property) having a value equal to twice the Purchase Price. Rights are not exercisable following the occurrence of any of the events set forth in this paragraph until the expiration of the period during which the Rights may be redeemed by SouthTrust as described below. Notwithstanding the foregoing, after the occurrence of any of the events set forth in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person or an Adverse Person will be null and void.

           Unless the Rights are redeemed earlier, if, after the Distribution Date, SouthTrust is acquired in a merger or other business combination in which SouthTrust is not the surviving corporation or in which SouthTrust Common Stock is changed into or exchanged for securities of any other person or other property (other than a merger which follows a Fair Offer) or 50% or more of the assets or earning power of SouthTrust and its subsidiaries (taken as a whole) are sold or transferred, the Rights Agreement provides that each holder of record of a Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has value equal to twice the Purchase Price.

           At any time until ten days following the Stock Acquisition Date (subject to certain provisions requiring action by a majority of the Disinterested Directors, as defined in the Rights Agreement), SouthTrust may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Prior to the Distribution Date, SouthTrust may, except with respect to the Purchase Price, redemption price or date of expiration of the Rights, amend the Rights in any manner. At any time after the Distribution Date, SouthTrust may amend the Rights in any manner that does not adversely affect the interest of holders of the Rights as such.

           The Rights have certain anti-takeover effects and may adversely affect a third party's attempt to acquire SouthTrust. The Rights will cause substantial dilution to a person or group that attempts to acquire SouthTrust. The Rights should not interfere with any merger or other business combination approved by SouthTrust's Board of Directors since, among other things, the Board of Directors may, at its option, under certain circumstances, redeem all but not less than all of the then outstanding Rights at the redemption price, as discussed above.

           The foregoing description of the Rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between SouthTrust and Mellon Bank, N.A. (now known as ChaseMellon Shareholder Services LLC), as Rights Agent, and the Certificate of Designation for the Series A Preferred Stock, copies of each of which are exhibits to the Registration Statement of which this Proxy Statement/Prospectus forms a part.

  Transfer Agent

           The transfer agent for SouthTrust Common Stock is ChaseMellon Shareholder Services LLC.

SOUTHTRUST PREFERRED STOCK

  General

           Under SouthTrust's Restated Certificate of Incorporation, SouthTrust's Board of Directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of SouthTrust Preferred Stock, in one or more series, by adoption of a resolution or resolutions providing for the issuance of such series and determining the relative rights and preferences of the shares of any such series with respect to the rate of dividend, call provisions, payments on liquidation, sinking fund provisions, conversion privileges and voting rights and whether the shares shall be cumulative, non-cumulative or partially cumulative. The holders of SouthTrust Preferred Stock would not have any preemptive right to subscribe for any shares issued by SouthTrust. It is not possible to state the actual effect of the authorization and issuance of SouthTrust Preferred Stock upon the rights of holders of SouthTrust Common Stock unless and until SouthTrust's Board of Directors determines the price and specific rights of the holders of a series of SouthTrust Preferred Stock. Such effects might include, however, (i) restrictions on dividends on SouthTrust Common Stock if dividends on SouthTrust Preferred Stock have not been paid; (ii) dilution of the voting power of SouthTrust Common Stock to the extent that SouthTrust Preferred Stock has voting rights, or that any SouthTrust Preferred Stock series is convertible into SouthTrust Common Stock; (iii) dilution of the equity interest of SouthTrust Common Stock unless the SouthTrust Preferred Stock is redeemed by SouthTrust; and (iv) SouthTrust Common Stock not being entitled to share in SouthTrust's assets upon liquidation until satisfaction of any liquidation preference granted SouthTrust Preferred Stock. While the ability of SouthTrust to issue SouthTrust Preferred Stock is, in the judgment of SouthTrust's Board of Directors, desirable in order to provide flexibility in connection with possible acquisitions and other corporate purposes, its issuance could impede an attempt by a third party to acquire a majority of the outstanding voting stock of SouthTrust.

  Series A Junior Participating Preferred Stock

           In connection with the adoption of the Stockholder Rights Plan described above, SouthTrust's Board of Directors designated 500,000 shares of SouthTrust's authorized but unissued SouthTrust Preferred Stock as Series A Junior Participating Preferred Stock (which has been previously referred to as the "Series A Preferred Stock"). The terms of the Series A Preferred Stock are such that one share of Series A Preferred Stock will be approximately equivalent in terms of dividend and voting rights, before adjustment for the three-for-two stock split effected on January 24, 1992, the three-for-two stock split effected on May 19, 1993, and the three-for-two stock split effected on February 26, 1998, to 100 shares of SouthTrust Common Stock. No shares of Series A Preferred Stock have been issued as of the date of this Proxy Statement/Prospectus.


              MARKET PRICE AND DIVIDEND INFORMATION RESPECTING THE
                 SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK

           The SouthTrust Common Stock is quoted on Nasdaq under the symbol SOTR. As of _______, 1998, SouthTrust had approximately _____ holders of record of the SouthTrust Common Stock. The following table sets forth, for the periods indicated, the high and low closing prices per share of the SouthTrust Common Stock as reported by Nasdaq and the per share dividends declared by SouthTrust for the quarters indicated. On ______, 1998, the last reported sale price of the SouthTrust Common Stock as reported by Nasdaq was ______.

                                                                                Price*                          Per Share
                                                                  ------------------------------------          Dividends
                                                                        High                   Low              Declared
                                                                        ----                   ---              ---------
      1996:

           First Quarter.....................................     $     19.1667         $     16.8333         $    0.1467
           Second Quarter....................................           19.0000               17.7500              0.1467
           Third Quarter.....................................           21.2500               17.6667              0.1467
           Fourth Quarter....................................           24.0833               20.3333              0.1467

      1997:

           First Quarter.....................................           28.5000               22.7500              0.1667
           Second Quarter....................................           28.2500               23.5833              0.1667
           Third Quarter.....................................           34.4583               25.7500              0.1667
           Fourth Quarter....................................           42.8333               30.6667              0.1667

      1998:

           First Quarter.....................................           45.1250               35.7500              0.1900
           Second Quarter (through _______, 1998)............

-----------

* The information listed above was obtained from the National Association of Securities Dealers, Inc., and reflects interdealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

           Dividends paid by SouthTrust on the SouthTrust Common Stock are at the discretion of SouthTrust's Board of Directors and are affected by certain legal restrictions on the payment of dividends as described below, SouthTrust's earnings and financial condition and other relevant factors. SouthTrust has increased the dividend paid on the SouthTrust Common Stock for 28 consecutive years. The current policy of SouthTrust is to pay dividends on a quarterly basis. Subject to an evaluation of its earnings and financial condition and other factors, including the legal restrictions on the payment of dividends as described below, SouthTrust anticipates that it will continue to pay regular quarterly dividends with respect to the SouthTrust Common Stock.

           There are certain limitations on the payment of dividends to SouthTrust by its bank subsidiary. As a national banking association, the amount of dividends that SouthTrust's subsidiary bank may declare in one year, without approval of the Comptroller, is the sum of the bank's net profits for that year and its retained net profits for the preceding two years. Under rules promulgated by the Comptroller, the calculation of net profits is more restrictive under certain circumstances. Under the foregoing laws and regulations, at December 31, 1997, approximately _____ million was available for payment of dividends to SouthTrust by its bank subsidiary.

           On February 18, 1998 and February 20, 1998 (the trading days immediately before and after the public announcement of the Merger), the last sale prices of SouthTrust Common Stock, as obtained from Nasdaq, were $41.359 and $42.422, respectively; and on _________, 1998, the last sale price of SouthTrust Common Stock as obtained from Nasdaq was $____.

           American Stock is not traded on any exchange, and there is no established public trading market for such stock. There are no bid or asked prices available for American Stock. Management of American is aware of certain transactions in American Common Stock that occurred in 1997 and 1996. Although the prices of all transactions are not known, for purposes of the American ESOP, the appraisal value of one share of American Common Stock as of December 31, 1996 and 1997 was $35.4781 and $67.1044, respectively, it being understood that the appraisal value as of December 31, 1997 was determined taking into account the potential sale of American. No assurance can be given that these trades were effected on an arm's-length basis. Transactions in American Common Stock are infrequent and are negotiated privately between persons involved in those transactions. The American Preferred Stock, upon distribution by the American ESOP to a terminating participant, is converted into American Common Stock.

           The following table sets forth, for the periods indicated, the dividends declared by American per share of American Common Stock and per share of American Preferred Stock, as well as the pro-forma dividend per share (based on the number of shares of SouthTrust Common Stock to be issued per share of American Common Stock) after the Merger. American's ability to declare and pay dividends after February 18, 1998 is subject to the Merger Agreement. See "THE MERGER - Conduct of Business by American Pending the Merger."

                                                                 American Series                                  Pro-Forma
                                                                 ---------------                                  ---------
                                           American              B and Series D          American Series        Dividend Per
                                           --------              --------------          ---------------        ------------
                                         Common Stock            Preferred Stock           C Preferred            Share of
                                         ------------            ---------------           -----------            --------
                                         Dividend Per             Dividend Per           Stock Dividend           American
                                         ------------             ------------           --------------           --------
                                             Share                    Share                 Per Share             Stock(1)
                                             -----                    -----                 ---------             --------
1996:

    First Quarter                         $     0.375              $    0.675               $   0.750             $  0.475
    Second Quarter                              0.405                   0.675                   0.750                0.475
    Third Quarter                               0.445                   0.675                   0.750                0.475
    Fourth Quarter                              0.495                   0.675                   0.750                0.475

1997:

    First Quarter                               0.510                   0.675                   0.750                0.539
    Second Quarter                              0.340                   0.675                   0.750                0.539
    Third Quarter                               0.680                   0.675                   0.750                0.539
    Fourth Quarter                              0.510                   0.675                   0.750                0.539

1998:

    First Quarter                               0.510                   0.675                   0.750                0.615
    Second Quarter
        (through May     , 1998)                0.170                  [0.675]                 [0.750]              [0.615]
                     ----

---------------
(1) The pro-forma dividend per share of American Stock is equal to the SouthTrust Common Stock dividend per share multiplied by the Exchange Ratio and represents the dividend that would have been distributed on the number of shares of SouthTrust Common Stock to be received for each share of American Common Stock. See "COMPARISON OF THE SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK."

           Dividends paid by American on the American Common Stock are at the discretion of American's Board of Directors and are affected by certain legal restrictions on the payment of dividends as described below, American's earnings and financial condition and other relevant factors. The current policy of American is to pay dividends on a monthly basis. Dividends on the American Preferred Stock are paid on a quarterly basis, in cash at the annual rate of $2.70, $3.00 and $2.70 per share of American Series B Preferred Stock, American Series C Preferred Stock and American Series D Preferred Stock, respectively, and pursuant to the terms of the certificate of designation, preferences, rights and limitations of each series of American Preferred Stock.

           There are certain limitations on the payment of dividends to American by the Bank. As a national bank, the amount of dividends that the Bank may declare in one year, without approval of the Comptroller, is the sum of the Bank's net profits for that year and its retained net profits for the preceding two years. Under rules promulgated by the Comptroller, the calculation of net profits is more restrictive under certain circumstances. Under the foregoing laws and regulations, at December 31, 1997, approximately $1.411 million was available for payment of dividends to American by the Bank.


                                COMPARISON OF THE
                             SOUTHTRUST COMMON STOCK
                             AND THE AMERICAN STOCK

           The rights of American shareholders are governed by the Articles of Incorporation of American, the Bylaws of American and the laws of the State of Florida. The rights of SouthTrust stockholders are governed by the Restated Certificate of Incorporation of SouthTrust, the Bylaws of SouthTrust and the laws of the State of Delaware. After the Merger becomes effective, the rights of American shareholders who become SouthTrust stockholders will be governed by the laws of the State of Delaware and by SouthTrust's Restated Certificate of Incorporation and Bylaws. The following summary of the rights of the holders of SouthTrust Common Stock and the holders of American Common Stock is qualified in its entirety by reference to the Restated Certificate of Incorporation and Bylaws of SouthTrust, the Articles of Incorporation and Bylaws of American, the General Corporation Law of the State of Delaware, and the Florida Business Corporation Act.

DIVIDENDS

           The sources of funds for payments of dividends by SouthTrust and American are their subsidiaries. Because the primary subsidiaries of SouthTrust and American are financial institutions, payments made by such subsidiaries of SouthTrust and American to their shareholders are limited by law and regulations of the bank regulatory authorities. See "DESCRIPTION OF SOUTHTRUST CAPITAL STOCK
- SouthTrust Common Stock-Dividend Rights" and "MARKET PRICE AND DIVIDEND INFORMATION RESPECTING THE SOUTHTRUST COMMON STOCK AND THE AMERICAN STOCK" for information concerning the effect of such limitations on SouthTrust's and American's ability to pay dividends. Delaware General Corporation Law provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The Florida Business Corporation Act provides that a corporation may not make distributions to its shareholders if, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they became due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

VOTING RIGHTS AND OTHER MATTERS

            Subject to the rights, if any, of any series of their respective classes of preferred stock, all voting rights of SouthTrust and American are vested in the holders of shares of SouthTrust Common Stock and American Common Stock, respectively, with the holder of each of such share being entitled to one vote. The holders of SouthTrust Common Stock and American Common Stock do not have the right to cumulate their votes in the election of directors.

            As described above under the caption "DESCRIPTION OF SOUTHTRUST CAPITAL STOCK - SouthTrust Common Stock - Voting Rights and Other Matters," the Restated Certificate of Incorporation of SouthTrust provides that in the event of a transaction or a series of transactions with an Interested Stockholder (generally defined as a holder of more than 10% of the voting stock of SouthTrust or an affiliate of such holder) pursuant to which SouthTrust would be merged into or with another corporation or securities of SouthTrust would be issued in a transaction which would permit control of SouthTrust to pass to another entity, or similar transactions having the same effect, approval of such transaction requires the vote of the holders of 70% of the outstanding voting securities of SouthTrust, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is recommended to the stockholders by a majority of the members of the Board of Directors of SouthTrust who are unaffiliated with the Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder. The Articles of Incorporation and Bylaws of American do not contain any prohibitions of or limitations on transactions between American and a related party or shareholder.

            SouthTrust is subject to Section 203 of the Delaware General Corporation Law. That section generally provides that a corporation may not engage in a business combination, except with extraordinary corporate approval, with any person deemed to be an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder. An "interested stockholder" is defined as any person who directly or indirectly owns 15% or more of the outstanding voting stock of the corporation within the three-year period beginning immediately prior to the date on which such determination is made. The extraordinary corporate approval must consist of board approval prior to the time the person became an interested stockholder or approval of the transaction by the board of directors and at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder; in the absence of such approval, the interested stockholder must own at least 85% of the voting stock of the corporation.

            American is subject to Section 607.0901 of the Florida Business Corporation Act. That section generally provides that a business combination with any person deemed to be an "interested shareholder" must be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder unless any of the following conditions apply to the transaction: (i) the transaction has been approved by a majority of the disinterested directors; (ii) the corporation has not had more than 300 shareholders of record at any time during the three years proceeding the announcement of such transaction; (iii) the interested shareholder has been a beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five years proceeding the announcement of such transaction; (iv) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of disinterested directors; (v) the corporation is an investment company registered under the Investment Company Act of 1940; or (vi) consideration will be paid to holders of each class or series of voting shares of the corporation and certain conditions concerning the consideration received are met. An "interested shareholder" is defined as any person who directly or indirectly owns more than 10% of the outstanding voting shares of a corporation. American is also subject to Section 607.0902 of the Florida Business Corporation Act. That section generally provides that, in the event a person acquires shares in a corporation giving that person certain levels of voting control of the corporation, such person's shares will have the same voting rights as other shareholders' shares only to the extent granted by resolution approved by the shareholders of the corporation.

            The effect of the business combination and affiliated transactions provisions, respectively, is to make more difficult the acquisition of a majority control of a corporation or the use of its assets to finance such acquisition.

            The Delaware General Corporation Law enumerates several situations in which class voting is required with respect to amendments to a corporation's certificate of incorporation, whether or not the holders of such shares are entitled to vote thereon by the provisions of the certificate of incorporation, if such amendments: (i) increase or decrease the aggregate number of authorized shares, (ii) increase or decrease the par value of the shares of such class, or
(iii) alter or change the powers, preferences or special rights of the shares of such class as to affect them adversely; provided, that only the shares of the series so affected by the amendment will be considered a separate class for the purpose of the class voting requirements; and provided, further, that the authorized shares of any class of stock may be increased or

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



decreased by the affirmative vote of a majority of the stockholders, irrespective of the class voting requirement set forth above, if so provided in the original certificate of incorporation, in any amendments thereto which created such class of stock or in any amendments thereto which was authorized by a resolution adopted by the affirmative vote of the holders of a majority of shares of such class.

            The Florida Business Corporation Act enumerates several situations in which class voting is required with respect to amendments of a corporation's articles of incorporation, whether or not the holders of such shares are entitled to vote thereon by the provisions of the articles of incorporation, if such amendments: (i) increase or decrease the aggregate number of authorized shares of the class; (ii) effect an exchange reclassification of all or part of the shares of the class into shares of another class; (iii) effect an exchange reclassification, or create a right of exchange, of all or part of the shares of another class into the shares of the class; (iv) change the designation, rights, preferences, or limitations of all or part of the shares of the class; (v) change the shares of all or part of the class into a different number of shares of the same class; (vi) create a new class of shares having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class; (vii) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; (viii) limit or deny existing preemptive rights on all or part of the shares of the class; or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class. Additionally, if a proposed amendment to a corporation's articles of incorporation entitling two or more series of shares to vote as separate classes would effect those two or more series in the same or substantially similar way, shares of all the series so effected must vote together as a single class on the proposed amendment. Voting by class or series as a separate voting group is required on a plan of merger if the plan contains a provision which, if contained in a proposed amendment to the articles of incorporation, would entitle the class or series to vote as a separate voting group on the proposed amendment. Pursuant to the certificates of designation, preferences, rights and limitations of the American Series B Preferred Stock, American Series C Preferred Stock and American Series D Preferred Stock, American cannot effect a merger which would affect adversely the preferences, special rights or powers of the holders of shares of American Preferred Stock without the affirmative vote by class, given in person or by proxy, by the holders of at least 66 2/3% of the shares of each series of American Preferred Stock then outstanding.

            The Bylaws of SouthTrust provide that the members of SouthTrust's Board of Directors are to be divided into three (3) classes as nearly equal as possible. Each such class is elected for a three-year term. At each annual meeting of stockholders, roughly one-third of the members of SouthTrust's Board of Directors will be elected for a three-year term, and the other directors will remain in office. Therefore, control of SouthTrust's Board of Directors cannot be changed in one (1) year, and at least two (2) annual meetings must be held before a majority of the members of SouthTrust's Board of Directors can be changed. But for this provision in the Bylaws of SouthTrust, all directors would stand for election at each annual meeting. The Bylaws of American provide that the entire Board of Directors of American is to be elected by majority vote of the shares entitled to vote at an annual meeting of shareholders at which such election is to occur. Directors so elected serve for a term of one (1) year and until their successors shall be elected and shall qualify.

            Both the Delaware General Corporation Law and Florida Business Corporation Act provide (unless otherwise provided in a corporation's charter or bylaws), that a director, or the entire board of directors, may be removed by the shareholders with or without cause by vote of the holders of a majority of the shares of capital stock of the corporation then entitled to vote on the election of directors. The Restated Certificate of Incorporation and Bylaws of SouthTrust, however, provide that the affirmative vote of the holders of at least 70% of the voting power of the outstanding capital stock entitled to vote for the election of directors is required to remove a director or SouthTrust's entire Board of Directors from office and such removal may be effected only for cause. The vacancy created by any such removal will then be filled by majority vote of the directors then in office and the successor director so elected will fill the unexpired term of the director removed from office. The Bylaws of American provide that directors may be removed with or without cause by a majority vote of the votes entitled to be cast in the election of directors.

            The Bylaws of SouthTrust also provide that vacancies on SouthTrust's Board of Directors, caused by the death or resignation of a director or the creation of a new directorship, may be filled by the remaining directors. A person selected by the remaining directors to fill a vacancy will serve until the annual meeting of stockholders at which the term of the class of directors to which such director has been appointed expires. Therefore, if a director who was recently elected to a three-year term resigns, the remaining directors will be able to select a person to serve the remainder of that three-year term, and such person will not be required to stand for election until the third annual meeting of stockholders after such director's appointment. The Bylaws of American provide that vacancies on American's Board of Directors

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



may be filled until the next annual meeting of the shareholders by a vote of not less than 50% of the directors remaining in office.

            Under the Delaware General Corporation Law (unless otherwise provided in a corporation's charter), any action required or permitted to be taken by the stockholders of a corporation may be taken without a meeting and without a stockholder vote if a written consent is signed by the holders of the shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. Under the Restated Certificate of Incorporation of SouthTrust, action by written consent of the stockholders is prohibited. Further, under the Restated Certificate of Incorporation and Bylaws of SouthTrust, the stockholders are not permitted to call a special meeting of stockholders or to require that SouthTrust's Board of Directors call such a meeting. Under the Florida Business Corporation Act, any action required or permitted to be taken by the shareholders of a corporation may be taken without a meeting and without a shareholder vote if a written consent is signed by all of the holders of the outstanding capital stock of the corporation. Under the Bylaws of American, any action required to be taken by American's Board of Directors or a committee of the Board at a meeting may be taken without a meeting if written consent, setting forth the action taken, shall be signed by all the directors or committee members and filed with the minutes of the proceedings of the Board or committee. Such consent will have the same effect as though the action had been taken at a regular meeting.

            Certain portions of the Restated Certificate of Incorporation of SouthTrust described in certain of the proceeding paragraphs, including those related to business combinations and SouthTrust's classified Board of Directors, may be amended only by the affirmative vote of the holders of 70% of the outstanding voting stock of SouthTrust. American's Articles of Incorporation generally may be amended as prescribed by law. The Bylaws of American may be amended by the affirmative vote of a majority of all the directors then holding office at any meeting of American's Board of Directors if notice of the proposed amendment is contained in the notice of the meeting. However, the shareholders of American may prescribe that any bylaw adopted by them shall not be altered, amended or repealed by American's Board of Directors.

            The provisions contained in the Restated Certificate of Incorporation of SouthTrust described above have the effect of making it more difficult to change SouthTrust's Board of Directors, and may make SouthTrust's Board of Directors less responsive to shareholder control. Those provisions also may tend to discourage attempts by third parties to acquire SouthTrust because of the additional time and expense involved and a greater possibility of failure. This also can affect the price that a potential purchaser would be willing to pay for the stock of SouthTrust, thereby reducing the amount a stockholder might realize in, for example, a tender offer for the stock of SouthTrust.

DISSENT AND APPRAISAL RIGHTS

            A shareholder of American has dissent and appraisal rights pursuant to Section 607.1301 et seq. of the Florida Business Corporation Act (the "Florida Dissent Provisions") in the event of any of the following corporate actions: (i) consummation of a plan of merger to which the corporation is a party if shareholder approval is required; (ii) consummation of a plan of share exchange to which the corporation is a party if shareholder approval is required; (iii) consummation of a sale or exchange of all or substantially all of the property of the corporation if shareholder vote is required; (iv) any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by: (1) altering or abolishing any preemptive rights attached to any of his shares; (2) altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;
(3) effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares; (4) reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable; (5) making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative; (6) reducing the stated dividend preference of any of his preferred shares; or (7) reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; and (v) any corporate action taken pursuant to a shareholder vote to the extent that the voting or nonvoting shareholders of the corporation, if any, are entitled to dissent pursuant to the articles of incorporation and (vi) approval of a control-share acquisition as provided in
Section 607.0902 of the Florida Business Corporation Act. See "THE MERGER - Rights of Dissent and Appraisal." A stockholder of SouthTrust has similar dissent and appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "Delaware Dissent Provisions"), but only in the

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



event of a merger or consolidation. Both the Florida Dissent Provisions and the Delaware Dissent Provisions provide that there is no right to dissent if, at the record date, the shares of the corporation were listed on a national securities exchange, designated as a national market system security on Nasdaq or held by more than 2,000 shareholders. Since the shares of SouthTrust Common Stock are listed on Nasdaq and held by more than 2,000 stockholders of record, and the shares of American are not listed on a national securities exchange or on Nasdaq, the shareholders of American would no longer have the right to dissent pursuant to the Florida Dissent Provisions.

RIGHTS ON LIQUIDATION

            In the event of liquidation, the holders of SouthTrust Common Stock and the holders of American Common Stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts as may be required to be paid to the holders of any preferred stock presently outstanding or hereafter issued by either corporation.

PREEMPTIVE RIGHTS

            The holders of SouthTrust Common Stock and American Stock do not have any preemptive rights to purchase additional shares of any class of securities, including common stock, of SouthTrust or American, respectively, which may hereafter be issued.

REPORTS TO STOCKHOLDERS AND SHAREHOLDERS

            The SouthTrust Common Stock is registered under the Exchange Act, and, therefore, SouthTrust is required to provide annual reports containing audited financial statements to stockholders and to file other reports with the Commission and solicit proxies in accordance with the rules of the Commission. SouthTrust also provides reports to its stockholders on an interim basis containing unaudited financial information.

            Although American is not registered under the Exchange Act, the Florida Business Corporation Act requires that American provide the shareholders of American annual financial statements that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. If the financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the annual financial statements also must be prepared on that basis. If the annual financial statements are reported upon by a public accountant, the report of such public accountant must accompany the financial statements. In addition to requiring financial statements, the Florida Business Corporation Act requires that, if a corporation indemnifies or advances expenses to a director, officer, employee, or agent, otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation must report the indemnification or advance in writing to the shareholders with or before the notice of the shareholders' next meeting, and, if a corporation issues or authorizes the issuance of shares for promises to render services in the future, the corporation must report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders' meeting.

STOCKHOLDERS' RIGHTS PLAN

            As described above under the caption "DESCRIPTION OF SOUTHTRUST CAPITAL STOCK - SouthTrust Common Stock - Stockholder Rights Plan," presently attached to each share of SouthTrust Common Stock is eight twenty-sevenths of a Right issued pursuant to the Rights Agreement described under such caption. Each Right entitles the holder thereof to purchase from SouthTrust one one-hundredth of a share of Series A Preferred Stock at the Purchase Price. American has not adopted any similar plan.



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



                           SUPERVISION AND REGULATION

SOUTHTRUST

General

            SouthTrust is a bank holding company within the meaning of the Bank Holding Company Act and is registered with the Federal Reserve Board. ST-Bank, SouthTrust's banking subsidiary, is subject to restrictions under federal law which limit the transfer of funds by ST-Bank to SouthTrust and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by ST-Bank to SouthTrust or any nonbanking subsidiary are limited in amount to 10% of ST-Bank's capital and surplus and, with respect to SouthTrust and all such nonbanking subsidiaries, to an aggregate of 20% of ST-Bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts. The Bank Holding Company Act also prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in nonbanking activities. An exception to this prohibition is for activities expressly found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

            As a bank holding company, SouthTrust is required to file with the Federal Reserve Board periodic reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board may also make examinations of SouthTrust and each of its subsidiaries.

            The approval of the Comptroller is required for any dividend proposed to be paid by ST-Bank to SouthTrust if the total of all dividends declared by ST-Bank in any calendar year would exceed the total of its net profits, as defined by the Comptroller, for that year, combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Under the foregoing laws and regulations, at December 31, 1997, approximately $472.5 million was available for payment of dividends to SouthTrust by its subsidiaries, primarily ST-Bank. The payment of dividends by ST-Bank may also be affected by other factors, such as the maintenance of adequate capital for ST-Bank. In addition to the foregoing restrictions, the Federal Reserve Board has the power to prohibit the payment of dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Furthermore, the Comptroller has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice.

Capital Adequacy

            Under the Federal Reserve Board's risk-based capital guidelines applicable to SouthTrust, the minimum ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. To be considered a "well capitalized" bank under the guidelines, a bank must have a total risk-based capital ratio in excess of 10%. At December 31, 1997, all of SouthTrust's then existing subsidiary banks, which, effective June 2, 1997, were consolidated into ST-Bank, were considered "well capitalized." Under these guidelines, at least half of the total capital is to be comprised of common equity, retained earnings and a limited amount of perpetual preferred stock, after subtracting certain intangibles, and certain other adjustments ("Tier 1 capital"). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock not qualifying for Tier 1 capital and a limited amount of loan loss reserves. ST-Bank is subject to similar capital requirements adopted by the Comptroller. In addition, the Federal Reserve Board, the Comptroller and the Federal Deposit Insurance Corporation (the "FDIC") have adopted a minimum leverage ratio (Tier 1 capital to adjusted quarterly average assets) of 3%. Generally, banking organizations are expected to operate well above the minimum required capital level of 3% unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a leverage ratio of 3% plus an additional cushion of at least 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets. On December 31, 1997, ST-Bank had a Tier 1 capital ratio of 7.72%, a total risk-based capital ratio of 12.07% and a leverage ratio of 6.61%.


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            Failure to meet capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC, issuance of a capital directive, a prohibition on the taking of brokered deposits and certain other restrictions on its business.

            The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the depositary institution regulatory and funding provisions of the Federal Deposit Insurance Act as well as several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take prompt corrective action in respect of depositary institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, is adequately capitalized if it meets each such measure, is undercapitalized if it fails to meet any such measure, is significantly undercapitalized if it is significantly below such measure and is critically undercapitalized if it fails to meet any critical capital level set forth in applicable regulations. The critically undercapitalized level occurs where tangible equity is less than 2% of total tangible assets or less than 65% of the minimum leverage ratio to be prescribed by regulation (except to the extent that 2% would be higher than such 65% level). A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

            FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions became subject to restrictions on borrowing from the Federal Reserve System, effective as of December 19, 1993. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

            Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

Source of Strength

            According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support.

The Riegle-Neal Interstate Banking and Branching Efficiency Act

            In September 1994, the Interstate Banking Act became law. The Interstate Banking Act provides that as of September 29, 1995, adequately capitalized and managed bank holding companies are permitted to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks were preempted as of the effective date, although states were permitted to require that target banks located within the state be in existence for a period of up to five years before such bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that would result in the acquiror controlling 30% or more of the deposits of insured banks and thrifts held in the state in which the acquisition or merger is occurring or in any state in which the target maintains a branch or 10% or more of the deposits nationwide. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state acquirors, and the federal deposit caps apply only to initial entry acquisitions.

            In addition, the Interstate Banking Act provides that as of June 1, 1997, adequately capitalized and managed banks may engage in interstate branching by merging banks in different states and allowing banks to maintain branches in states other than the states where they maintain their principal place of business. Acting pursuant to this authorization, SouthTrust, effective June 2, 1997, consolidated all of its then existing banking subsidiaries into its largest banking subsidiary and changed the subsidiary's name to SouthTrust Bank, National Association.


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            Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agency. The likelihood and timing of any such changes and the impact such changes might have on SouthTrust and its subsidiaries, however, cannot be determined at this time.


AMERICAN

            Because American is a bank holding company within the meaning of the Bank Holding Company Act and is registered with the Federal Reserve Board and because the Bank, American's sole banking subsidiary, is a national banking association, American and Bank are subject to regulations substantially the same as those to which SouthTrust and ST-Bank are subject. On December 31, 1997, the Bank had a Tier 1 capital ratio of 10.92%, a total risk-based capital ratio of 12.16% and a leverage ratio of 7.45%.


      CERTAIN INFORMATION CONCERNING THE BUSINESS OF AMERICAN AND THE BANK

DESCRIPTION OF BUSINESS

            American is a bank holding company, organized in 1973, with headquarters in Jacksonville, Florida. The Bank is the sole banking subsidiary of American and was chartered in 1941. Since its inception, American has grown from one nationally-chartered and three state-chartered banks into a multi-branch financial institution serving the most rapidly developing areas of metropolitan Jacksonville. The Bank has grown from $133 million in assets in 1978 to $541 million in assets at December 31, 1997. At December 31, 1997, American had assets of $543 million, deposits of $450 million and stockholders' equity of $41 million.

STRATEGY

            The Bank has positioned itself as the largest local community bank among larger, primarily out-of-state, competitors, in order to provide superior quality service and attention to customer needs. To support this business strategy, during 1995, American underwent an extensive technology assessment and re-engineering effort resulting in the replacement of the functional department organization by business processes. In an effort to foster quality service, recent technological improvements were carried out, including the creation of a bank-wide network, automated platform delivery, teller support and loan documentation and support systems that enhance sales and customer service while improving the speed and accuracy of customer transactions.

MARKETS AND CUSTOMERS

            American serves the metropolitan Jacksonville, Florida market. The standard metropolitan statistical area is comprised of four contiguous counties
- Duval, Nassau, Clay and St. John's - which contain a population in excess of one million people. American has focused its marketing efforts on the Duval County market area. Currently, the Bank operates twelve full-service branch offices, eleven of which are located in Duval County, and one in Clay County as well as a limited service facility in a local retirement community. ATM service is available at each office and at a remote drive-up facility and two stand alone walk-up ATM facilities. During late April 1998, the Bank established an ATM on the premises of a large employer in downtown Jacksonville.

            American strives to differentiate itself from other area banks by serving the interests of small to medium sized businesses with revenues ranging from less than $3 million to $20 million. American also serves high net worth individuals through its trust and professional lending departments. Virtually all of American's lending occurs within the Jacksonville market.

COMPETITION

            The Bank experiences competition in attracting deposits and lending funds. Primary competitors of the Bank are other commercial banks and credit unions located in the Bank's market area. To a lesser extent, finance companies, insurance companies, savings and loan associations, credit card organizations and other financial institutions which make loans to customers and obtain deposits of customers also compete with American. The Jacksonville banking market is currently concentrated, and is dominated by several super-regional banks as well as several strong credit


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



unions. The competition is generally based on the level of interest rates charged on loans or paid on deposits. In recent years important federal and state legislation has increased the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. As a result, the Bank faces increasing competition from larger financial institutions, many of which have recently entered the competitive markets of the Bank as a result of increased legal flexibility with respect to interstate banking acquisitions.

LEGAL MATTERS

            American's federal income tax returns for the years ended December 31, 1992 through 1995 are currently being examined by the IRS. No adjustments have been proposed at this time; however, the IRS has provided American with certain "Explanations of Items," which represent the IRS's preliminary position and which may ultimately represent proposed adjustments to be included in the Revenue Agent's Report. These items, if asserted in their entirety, include amounts which could increase American's taxable income during the tax years under audit by approximately $7.7 million, which would result in a deficiency (including penalties and after-tax interest) of $4.1 million. Management of American disagrees with the informal position taken by the IRS and intends to vigorously defend against it.

            On May 14, 1997, the Bank entered into an agreement with a third-party vendor to provide data processing services. On July 1, 1997, the Bank advised the vendor of the potential sale of American and instructed it to suspend data processing conversion activities immediately. The vendor claims that payments aggregating approximately $1.7 million are due pursuant to the agreement. Management of American disputes this claim and the parties have commenced a dispute resolution process as outlined in the agreement.

            Although the ultimate outcome of these matters is unknown at the present time, management of American believes that American's exposure will not result in a significant adverse impact on the consolidated financial position, liquidity, or results of operations of American.

RISK OF REMAINING INDEPENDENT AS OPPOSED TO MERGING WITH SOUTHTRUST

            American's Board of Directors considered numerous factors prior to approving the Merger with SouthTrust, including the relative risks to its shareholders of remaining independent as opposed to merging with SouthTrust. These risks include (i) the potential difficulty American, as an independent enterprise, will have in producing sufficient earnings to result in a value to American shareholders comparable to the value to be received in the Merger, (ii) the competitive environment requiring continued investments in technology, including investments necessary to address the year 2000 issues, human resources, new product development and marketing, and (iii) the recent focus of American's competitors on American's niche of existing customers, particularly small businesses.


      AMERICAN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS



            This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act with respect to the financial condition, results of operations, plans, objectives, future performance and business of American and the Bank, including, without limitation, (i) statements regarding trends in the banking industry, (ii) statements regarding the risks of remaining independent as opposed to merging with SouthTrust and (iii) statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. Some risk factors could cause actual results and developments to be materially different from those expressed in or implied by such statements.

OVERVIEW

            The business of commercial banking is affected by many factors, virtually all of which are beyond the ability of American's management to influence. Some of the more significant factors are the competitive environment, economic influences and applicable political and legislative agendas.

            American holds a unique position within the Jacksonville marketplace; the Bank is Jacksonville's largest community bank. The majority of the banks within American's market are geographic operations of larger regional competitors. Moreover, the majority of American's former community bank peers have already been acquired, and the next largest community bank has less than one-half American's assets. As a result, American's size and relative market share, on the one hand, make it an attractive acquisition target, and, on the other hand, as an independent company, offer it opportunities to capture market share from less nimble and focused competitors.

            American's business is greatly influenced by the rapidly changing competitive landscape, and certain trends within the banking industry that impact American's current and prospective customers pose particular challenges to and opportunities for its management. American's traditional market niche has been lending to small businesses with revenues between three and twenty million dollars. This market represents a significant source of incremental loans and lower cost deposits. Recently, however, larger regional banks with operations in Jacksonville, nationally recognized out-of-state banking competitors, and others, have all identified this market segment and aggressively targeted this customer base. As a result, loan-pricing margins have declined and costs of deposits have increased. American's management anticipates that this trend will continue.

            A related trend is the rise of niche-oriented competitors. These entities have been created, or their focus altered, to compete in specific segments of the market which were formerly the domain of commercial banks. A good example is the Money Store, which is a dominant competitor in home equity lending in the Jacksonville area.

            Economic trends also significantly influence the commercial banking industry. The favorable economic climate which has seen the equity markets rise to unprecedented levels has led customers to compare the returns from equity investments to the returns from traditional bank deposits and, in many cases, conclude that the incremental risks involved with equities are acceptable. American's management believes that the growth of traditional bank deposits, or the lack thereof, will be greatly influenced by these economic factors into the foreseeable future.

            The role of politics also influences the landscape of commercial banking. Legislative consideration of the merits of the Glass-Steagall Act and the recent legal battles with credit unions are two good examples. Repeal of Glass-Steagall restrictions may have little impact on community banks; however, credit unions have become fierce competitors of the banking industry and the Jacksonville marketplace contains several large credit unions. The fact that these entities pay no federal income tax gives them the ability to offer rates on loans and deposits with which commercial banks, including American, find it difficult to compete.

            On a final note, one of the greatest challenges confronting the industry is the role of technology. Recent advances in the computer industry, such as the speed of micro-processors and the pervasive influence of the Internet, are causing management teams throughout the industry to review the role of technology in the industry generally and in their banks in particular. These difficult technology assessments are further complicated by the Year 2000 issue that confronts not just commercial banks, but their customers and counterparties as well. More specifically, the question is how, or whether, the programming of computer-based systems and activities will continue to function after December 31, 1999. American's management had begun to address this issue through an outsourcing arrangement. However, in light of the sale announcement, management has deferred dealing definitively with this issue, anticipating that it will be dealt with as part of American's sale, which it believes will be concluded prior to the time that critical actions addressing this issue would have to be taken by American if it were to remain independent. However, no assurances can be given that, in the event the sale of American is not concluded on a timely basis, it will be able to successfully meet this technological challenge.

FINANCIAL OVERVIEW

            For the year ended December 31, 1997, American reported net income of $.90 million and basic earnings per share of $.75 compared to net income of $2.57 million and basic earnings per share of $2.30 in 1996 (see Note 14. Earnings Per Share). For 1995, net income was $2.56 million and basic earnings per share were $2.31. Table 1, Selected Financial Data, contains summarized financial information for the most recent five-year period.

                        TABLE 1: SELECTED FINANCIAL DATA

(Dollars in thousands except for per share data)        1997           1996           1995            1994           1993
------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net interest income                                   $ 23,051       $ 21,439       $ 21,371        $ 24,725       $ 23,062
Provision (credit) for loan losses                       1,625          1,750           (275)            790          1,136
Other income                                             5,615          6,533          6,347          13,359          8,131
Other expenses                                          24,901         22,352         24,346          27,274         27,159
Net income                                                 902          2,574          2,563           6,957          3,012
------------------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE
Net income:
      Basic                                           $   0.75       $   2.30       $   2.31        $   5.76       $   2.33(1)
      Diluted                                             0.74           2.27           2.25            5.44           2.23(1)
Dividends declared                                        2.04           1.72           1.05            2.05           1.10
------------------------------------------------------------------------------------------------------------------------------

RATIO ANALYSIS
Return on assets                                          0.16%          0.46%          0.46%           1.18%          0.54%
Return on equity                                          2.24           6.45           6.78           19.21           8.36
Average equity to assets                                  7.25           7.13           6.73            6.15           6.42
Dividend payout ratio                                   272.00          74.78          45.45           35.59          47.21(1)
------------------------------------------------------------------------------------------------------------------------------

AVERAGE BALANCES
Loans, net of unearned income                         $339,675       $304,207       $301,150        $307,587       $257,241
Earning assets                                         508,288        511,958        512,448         536,949        509,475
Assets                                                 554,105        559,927        561,761         588,693        561,162
Deposits                                               451,932        459,827        456,828         503,101        474,583
Notes payable                                            5,105          5,384         16,335          15,166         21,550
Stockholders' equity                                    40,200         39,925         37,818          36,221         36,034
------------------------------------------------------------------------------------------------------------------------------

YEAR-END BALANCES
Loans, net of unearned income                         $342,634       $328,171       $293,104        $314,620       $281,455
Assets                                                 543,289        565,868        552,478         575,139        580,549
Deposits                                               450,374        466,911        460,803         449,252        497,520
Notes payable                                            5,067          5,228          5,783          29,092         17,685
Stockholders' equity                                    40,754         41,179         40,307          34,010         36,725
------------------------------------------------------------------------------------------------------------------------------

(1) After cumulative effect of FAS 109, basic and diluted earnings per share before cumulative effect was $1.66 and $1.59, respectively and dividend payout ratio before cumulative effect of FAS 109 was 66.27%.

            All three years in the comparative analysis period reported earnings which included material, non-recurring amounts. Prior to the 1996 annual meeting of American in April 1997, various disagreements had arisen among the members of the Board of Directors of American over the Board's strategy and future plans for American. Such disagreements continued after the annual meeting until the Board of Directors unanimously determined that it was in the best interests of all American shareholders to explore a sale or merger of American. In connection with the foregoing, approximately $.96 million of expenses comprised primarily of legal and professional fees were incurred (including $.68 million which were attributable to sale/merger expenses and thus not deductible for federal income tax purposes). Also as a result of the sale, American rescinded its decision made during 1996 to outsource its data processing functions and reversed $.36 million of an accrual established that year related to severance obligations and technology write-offs. In addition, American established a reserve in the amount of $2.25 million related to the potential liability associated with the possible adverse outcomes of both a current Internal Revenue Service examination and a contractual dispute with a third party vendor of data processing services (see
Note 17. Commitments and Contingencies). For 1995, reported earnings included $.74 million of non-recurring expenses related to severance payments from staff reductions.

            Although the amount of reported earnings declined significantly during 1997, the adjusted earnings performance of American reflected improvement. American defines adjusted earnings as net income adjusted for the after-tax effect (at a 35.27% rate) of securities transactions and material, non-recurring amounts. Management believes this earnings measurement more accurately reflects trends in the fundamental earnings generation ability of American than does the traditional reported earnings measure since it excludes items that are subject to volatility, such as gains and losses from securities transactions, and adjusts for non-recurring amounts of income and expense. On this measurement basis, adjusted earnings, as defined, for 1997 were $3.34 million or $.84 million and 34% greater than the $2.50 million for 1996 and 9% higher than the $3.07 million for 1995.

            Net interest income increased $1.61 million or 8% to $23.1 million during 1997. For both 1996 and 1995, net interest income was $21.4 million. The improved net interest income level during 1997 resulted from increased interest income and lower interest expense. During 1997, interest income increased $.87 million or 2% to $41.4 million compared with interest income of $40.5 million and $40.4 million during 1996 and 1995, respectively. The higher level of interest income for 1997 was largely volume-driven as the average balance of loans increased $35.5 million or 12% during 1997. The result of this loan growth was a more favorable mix of earning assets and a 23 basis point improvement in the earning asset yield. During 1997, total interest expense declined $.74 million to $18.35 million. For 1996, total interest expense was $19.09 million which was stable relative to 1995. Approximately 69% of the reduced funding costs for 1997 were the result of favorable rate variances as the average rate on interest-bearing liabilities declined 10 basis points between 1997 and 1996. During 1997, this rate variance primarily reflected the maturity of two-year Flex certificates of deposit and the effect of a reduction in the rate on NOW accounts. See Balance Sheet Review - Deposits for a general discussion of the Flex certificate of deposit product. The balance of the decreased interest expense was the result of a nominal volume decline in average interest-bearing liabilities.

            For 1997, total other income, net of securities transactions, of $5.65 million decreased $.39 million or 6% from its 1996 level of $6.04 million. For 1995, total other income, net of securities transactions, was $6.38 million. The decreased level of non-interest income in 1997 reflected a continuing trend of reduced service charges on deposits, which declined 6% or $.28 million to $4.05 million during 1997. Service charges on deposits were $4.32 million and $4.63 million, respectively, during 1996 and 1995. The diminished levels of service charges over the three-year comparative period primarily reflect volume declines in the number of accounts and transactions subject to service charges. The volume declines are the result of a modification of customer behavior and the intense level of competition both within and outside the banking industry. For 1997, trust fees remained stable at $.58 million compared to $.57 million reported in 1996 and $.60 million for 1995. Other operating income of $1.02 million reflected a 10% decline from the $ 1.14 million reported in 1996, while for 1995 other operating income was $1.15 million.

            Total 1997 non-interest expenses, net of non-recurring amounts, were stable at $22.05 million in comparison with the $21.97 million in 1996 (as adjusted), and were $1.55 million or approximately 7% lower than 1995 non-interest expenses (as adjusted) of $23.60 million. Management continues to be pleased with the progress made in reducing American's overhead to a level that is more consistent with industry benchmarks. For 1997, the salaries, wages and related expenses amount of $11.42 million represented a 7% decline from the $12.28 million reported during 1996 and was $2.71 million or 19% less than 1995 salaries, wages and related expenses of $14.13 million. During 1997, employee benefits expense declined 22% from $3.64 million to $2.85 million primarily reflecting a lower level of management incentive compensation expense and the reversal of accrued severance and termination benefits recorded in 1996 (see Income Statement Review - Non-Interest Expense). For the same period, other personnel expenses were stable at $.26 million.

INCOME STATEMENT REVIEW

  Net Interest Income

            Net interest income is American's largest source of earnings and represents the difference between interest and fees on earning assets and interest expense on interest-bearing liabilities. For purposes of the following discussion, management has elected not to restate interest income or net interest income to its fully taxable equivalent basis due to the insignificant level of earning assets which generate tax-free sources of interest income. Table 2, Rate/Volume Analysis, details the change in net interest income by caption, which resulted from volume and rate differences occurring in 1997 and 1996.

                        TABLE 2: RATE/VOLUME ANALYSIS (1)

                                                          1997 CHANGE FROM 1996                   1996 CHANGE FROM 1995
                                                   ----------------------------------      ---------------------------------

                                                      DUE TO AVERAGE                          DUE TO AVERAGE
                                                   --------------------                    --------------------
(Dollars in thousands)                              VOLUME        RATE         TOTAL        VOLUME        RATE        TOTAL
----------------------------------------------------------------------------------------------------------------------------
Earning Assets:
     Loans, net of unearned income                 $ 3,206       $(408)      $ 2,798       $   281       $(419)      $ (138)
     Investment securities and securities
        available for sale                          (2,170)        488        (1,682)           25         514          539
     Interest-bearing deposits in other banks           (4)         (1)           (5)           (6)          1           (5)
     Federal funds sold                               (250)         12          (238)         (223)        (64)        (287)
----------------------------------------------------------------------------------------------------------------------------

     Total interest income                             782          91           873            77          32          109
----------------------------------------------------------------------------------------------------------------------------

Interest-Bearing Liabilities:
     NOW accounts                                      (11)       (213)         (224)           17         (65)         (48)
     Savings accounts                                  (41)         --           (41)          (54)          1          (53)
     Money market deposit accounts                     (82)         41           (41)         (184)        (49)        (233)
     Time deposits of $100,000 and over                319         (95)          224          (153)         83          (70)
     Other time deposits                              (494)       (278)         (772)        1,024         419        1,443
     Securities sold under agreements to
        repurchase, federal funds purchased
        and other short-term borrowings                111          11           122           221        (243)         (22)
     Notes payable                                     (29)         22            (7)       (1,024)         48         (976)
----------------------------------------------------------------------------------------------------------------------------

     Total interest expense                           (227)       (512)         (739)         (153)        194           41
----------------------------------------------------------------------------------------------------------------------------

     Change in net interest income                 $ 1,009       $ 603       $ 1,612       $   230       $(162)      $   68
----------------------------------------------------------------------------------------------------------------------------

(1) This table shows the change in net interest income for comparative periods based on either changes in average volume or changes in average rates for earning assets and interest bearing liabilities. Changes which are not solely due to volume changes or solely due to rate changes have been attributed to rate changes.

            For 1997, the higher adjusted earnings level of American in comparison with 1996 resulted primarily from higher net interest income, which increased $1.61 million or 8% to $23.1 million. For 1995, net interest income was $21.4 million. The improved net interest income was attributable both to an increased level of interest income and to reduced interest expenses. During 1997, interest rates exhibited nominal volatility at the short end of the yield curve (maturities of two years or less) with a single Fed tightening of .25% in the target federal funds rate during March. The majority of American's earning assets and interest-bearing liabilities are priced, repriced or administered consistent with the levels of certain short-term interest rates such as the federal funds rate, the prime rate or various CMT indices. For 1997, the majority of the change in American's net interest income and net interest margin was explained by volume variances in the average balances outstanding. Exceptions to this statement are the result of the contractual repricing of existing assets and liabilities to current market rates.

            During the current year, interest income increased by $.87 million or 2% to $41.4 million compared with interest income of $40.5 million and $40.4 million during 1996 and 1995, respectively. The increased level of interest income for 1997 included a $2.80 million increase in interest and fees on loans as the average balance of loans increased $35.5 million or 12% continuing an upward trend that began in the fourth quarter of 1996. Thus, the significant interest income growth resulted from a more favorable mix of earning assets since the loan growth was primarily funded from maturities, sales and repayments of securities available for sale. As a result, the yield on earning assets improved to 8.15% from 7.92% in 1996. During 1995, the earning asset yield was 7.89%.

            A substantial portion of the new loans originated and funded during late 1996 and continuing through 1997 resulted from a long-standing relationship with an originator of lease financing for primarily investment grade companies which was rekindled during 1996 (see Balance Sheet Review - Loans for a more detailed discussion of this relationship). These borrowers exhibit very high credit quality characteristics, and, as a result, these loans are priced consistent with the market yield on the public debt of the obligor or a comparably rated company. This factor, among others, influenced the weighted average yield on loans which declined from 9.18% in 1995 to 8.92% during 1997. At December 31, 1997, the Bank had credit outstanding to a diverse group of these borrowers in the amount of $35.50 million with a weighted average yield of approximately 7.13%. These relationships represent a conscious effort by American to diversify credit risk at the Bank level.

            The higher level of interest and fees on loans reported during 1997 was partially offset by a $1.68 million decline in interest on investment securities and securities available for sale. This decline was primarily volume-related and resulted from the substitution of higher yielding loans for lower yielding securities. For 1997, the average balance of investment securities and securities available for sale declined $34.28 million and the yield on securities increased from 6.33% in 1996 to 6.64% in 1997. For 1995, the yield on securities was 6.07%. Interest on federal funds sold also declined during 1997 as management adopted a more aggressive strategy of investing available funds to take advantage of the term structure of interest rates. During 1997, the average balance of federal funds sold declined $4.78 million or 41% to $7.01 million. As a result, interest on federal funds sold declined to $.38 million from $.62 million in 1996 and the yield on federal funds sold rose from 5.23% in 1996 to 5.40% for 1997. During 1995, the average balance of federal funds sold was $15.64 million with interest earnings of $.90 million and a yield of 5.78%.

            During 1997, total interest expense decreased $.74 million to $18.35 million compared to $19.09 million in 1996. For 1995, total interest expense was $19.05. Approximately $.51 million of the current year decline was the result of favorable rate variances as the average rate on interest-bearing liabilities declined from 4.59% to 4.49%. These rate variances were the result of the maturity of two-year Flex certificates of deposit and the reduction of the administered rate on NOW accounts. The remainder of the decreased interest expense was caused by volume declines in average interest-bearing liabilities, which decreased from $416 million in 1996 to $409 million in 1997. During 1995 average interest-bearing liabilities were $416 million and the average rate paid was 4.58%.

            Interest expense on administered rate deposit accounts (defined as NOW, savings and money market deposit accounts) reflected a decline of $.31 million to $2.62 million during 1997. Unfavorable volume variances occurred during 1997 as the average balances of these captions declined $5.89 million or 4% while the weighted average rate fell to 2.00% from 2.13% in 1996. The only significant rate variance occurred on NOW accounts whose weighted average rate declined from 1.83% in 1996 to 1.38% during 1997 reflecting management's decision to reduce the rate paid on these accounts to a level more consistent with prevailing short-term interest rates. During 1995, the administered rate account average balances were $145.88 million with a weighted average rate of 2.23%.

            During 1997, interest expense on time deposits of $100,000 and over increased $.22 million or 10% as the average balance of this caption increased $5.47 million or 14% from $38.15 million in 1996 to $43.62 million for 1997. The average rate paid on time deposits of $100,000 and over declined to 5.61% in 1997 from 5.83% in 1996. For 1995, the average rate paid on time deposits of $100,000 and over was 5.61%, interest expense was $2.29 million and the average balance was $40.88 million. For 1997, a significant rate variance occurred in the other time deposits caption and was the result of the maturity of approximately $50 million of two-year Flex certificates of deposit. See Balance Sheet Review - Deposits for a general discussion of the Flex certificate of deposit product and the balance impact of these Flex certificate maturities. These certificates carried a weighted average rate of approximately 6.80% and approximately $35 million of these certificates were retained through conversion to a new certificate of deposit product bearing an average cost of 5.61%. As a result, interest expense for this caption fell from $10.90 million in 1996 to $10.13 million in 1997, and the average rate declined from 5.87% to 5.71% for the same period. The average rates paid on securities sold under agreements to repurchase, federal funds purchased and other short-term borrowings were 5.03%, 5.01% and 5.50%, during 1997, 1996 and 1995, respectively. The rates on these sources of funds closely track short-term interest rates over time.

            For 1997, the net interest margin of 4.54% reflected dramatic improvement from its level of 4.19% in 1996. For 1995, the net interest margin was 4.17%. During 1997, the earning asset yield improved 23 basis points while the cost of funds declined 10 basis points. The largest contributors to the improved margin were the growth in the loan portfolio and the maturity and conversion of the two-year Flex certificates to a lower-yielding new certificate of deposit product. The loan portfolio growth is reflected in the steady improvement in the earning asset yield as higher yielding loans replaced lower yielding securities. Over the comparative three-year period, the earning asset yield has improved to 8.15% in 1997 compared to 7.89% in 1995. At the same time, the cost of funds on average interest-bearing liabilities has declined to 4.49% in 1997 from 4.58% for 1995 reflecting volume and rate variances in the other time deposits caption as the two-year Flex certificates matured and converted to a lower-yielding certificate product.

  Provision for Loan Losses

            American recorded a provision for loan losses of $1.63 million during 1997 compared to $1.75 million in 1996 and a credit of $.28 million for 1995 (see Table 3, Allowance for Loan Losses Activity and Allocation Analysis, for an analysis of activity in the allowance for loan losses). American's policy is to record a provision for loan losses consistent with the current levels of net charge-offs, loan growth, aggregate credit quality trends (including an assessment of existing levels of classified and criticized assets) and current economic conditions. The Bank's Risk Management Committee meets quarterly and, among other agenda items, determines the provision for loan losses to be recorded for the subsequent quarter. For the prior two years, American's provision for loan losses exceeded the net charge-offs recognized. During 1997, American's key credit quality measures reflected continued improvement and all critical measures of asset quality are slightly worse than management standards. See Asset Quality - Allowance for Loan Losses for a more detailed discussion of the various factors considered in assessing American's asset quality.

       TABLE 3: ALLOWANCE FOR LOAN LOSSES ACTIVITY AND ALLOCATION ANALYSIS

(Dollars in thousands)                                     1997         1996         1995          1994         1993
---------------------------------------------------------------------------------------------------------------------
Beginning allowance for loan losses                       $3,453       $3,134       $3,303        $3,663       $4,081
---------------------------------------------------------------------------------------------------------------------
Charge-offs:
      Commercial and industrial                              536        1,533           28           183          914
      Commercial mortgage                                      7           --           93           506           55
      Residential mortgage                                    --           --           20            93           23
      Real estate construction and
           land development                                    2           --           40           379           32
      Consumer installment                                   213          342          358           280          817
---------------------------------------------------------------------------------------------------------------------
           Total charge-offs                                 758        1,875          539         1,441        1,841
---------------------------------------------------------------------------------------------------------------------
Recoveries:
      Commercial and industrial                               87          113          174            42           52
      Commercial mortgage                                     46            1            2            --           10
      Residential mortgage                                     4            3           73             2            3
      Real estate construction and
           land development                                    3          166          217            --          101
      Consumer installment                                   130          161          179           247          121
---------------------------------------------------------------------------------------------------------------------
           Total recoveries                                  270          444          645           291          287
---------------------------------------------------------------------------------------------------------------------
           Net charge-offs (recoveries)                      488        1,431         (106)        1,150        1,554
---------------------------------------------------------------------------------------------------------------------
Provision (credit) for loan losses                         1,625        1,750         (275)          790        1,136
---------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses                          $4,590       $3,453       $3,134        $3,303       $3,663
---------------------------------------------------------------------------------------------------------------------
Ratio of net charge-offs to average
loans outstanding, net unearned
income                                                      0.14%        0.47%       (0.04)%        0.37%        0.60%
---------------------------------------------------------------------------------------------------------------------

Allocation of allowance for loan losses by category:
      Commercial and industrial                           $  795       $  578       $  786        $1,023       $1,274
      Commercial mortgage                                  1,587          929          702           998          918
      Residential mortgage                                   323          156          166           158          215
      Real estate construction and
           land development                                  430          201          275           290          246
      Consumer installment                                   206           72           70           149          203
      Unallocated                                          1,249        1,517        1,135           685          807
---------------------------------------------------------------------------------------------------------------------
                                                          $4,590       $3,453       $3,134        $3,303       $3,663
---------------------------------------------------------------------------------------------------------------------


  Non-Interest Income

      For 1997, total other income of $5.65 million, net of securities transactions, decreased $.39 million or 6% from the $6.04 million reported in 1996. For 1995, total other income, net of securities transactions, was $6.38 million. The majority of the decline occurred in the service charges on deposits caption which fell $.28 million or 6% to $4.05 million during 1997. For 1996 and 1995, the service charges on deposits caption was $4.32 million and $4.63 million, respectively. Management believes that the ability to achieve continuously higher levels of service charges from traditional bank services and products has been eroded by a permanent alteration of consumer behavior patterns in recent years. This altered behavior has been reinforced by the high profile attention of the media and Congress toward bank service charges, particularly deposit-based fees.

      Competition in the Jacksonville market dictates the nature and frequency of service charge and fee changes. The declines in service charges experienced by American have been largely volume related as customers close or consolidate smaller balance accounts where the incidence of service charges and fees is greater. Consumers are also incurring fewer fees for such items as the processing of checks drawn against insufficient funds. For the three-year comparative period, service charges assessed on customers writing checks against insufficient funds fell from $2.03 million in 1995 to $1.50 million in 1997. The decline in this caption was mitigated by the passage of legislation which allowed banks and other owners of automated teller machines to assess a surcharge to foreign (non-bank) customers withdrawing funds from an ATM. For 1997 and 1996, these service charges totaled $.21 million and $.04 million, respectively. Customers are also conscious of their alternatives to traditional banking services and products and are sensitive to fees imposed in relation to value received. The rapid growth in recent years of credit unions, which have historically not relied on service charges and fees as a major source of revenue, has only exacerbated customer perceptions of bank service charge structures. Fee income opportunities continue to pose a significant strategic challenge to American and to the banking industry generally.

      In 1997, trust fees remained stable at $.58 million reflecting a nominal increase over the $.57 million reported in 1996. For 1995, trust fees were $.60 million. For the comparative three year period, trust fees have remained a stable source of non-interest income as trust fees as a percentage of total other income (adjusted for securities transactions) were 10%, 9% and 9% for 1997, 1996 and 1995, respectively. At year-end 1997, trust assets totaled $101.13 million. The Trust Committee regularly assesses the market and determines the need to revise fees related to the Bank's various trust activities.

      For 1997, other operating income of $1.02 million reflected a $.12 million or 10% decline from the $1.14 million amount reported in 1996. For 1995, other operating income was $1.15 million. This caption represents a relatively stable source of revenue for American. The major components of this caption are data processing income, other fee income and other income (primarily gains on sales of assets). For 1997, data processing income declined $.07 million or 41% to $.10 million reflecting the loss of two customers due to American's decision to outsource its data processing capabilities. Other fee income, which includes amounts associated with safe deposit box rentals, miscellaneous fee income and rental income, remained stable at $.91 million compared to $.93 million in 1996. Finally, the other income caption reflected gains on the disposition of assets (primarily sales of other real estate) of $.01 million for 1997 and $.04 million in 1996.

  Non-Interest Expense

      Non-interest expenses were impacted by numerous non-recurring amounts for the three years under review (see Financial Overview for a discussion of non-recurring items). For 1997, non-interest expenses, net of non-recurring amounts, were stable at $22.05 million compared to $21.97 million in 1996. Compared to 1995 non-interest expenses (as adjusted) of $23.60 million, the 1997 level of expenses was $1.55 million or approximately 7% lower. Since the re-engineering effort undertaken in 1995, management has maintained a close watch over American's discretionary spending and its staffing levels. A primary management goal during this time period has been the continued reduction of American's overhead to a level at least consistent with its peer group.

      For 1997, the salaries, wages and related expenses caption was $11.42 million representing a $.86 million or 7% decline from the $12.28 million amount reported in 1996. For 1995, salaries, wages and related expenses were $14.13 million. The significant categories of this caption include salaries (including the effect of capitalized salaries pursuant to SFAS 91), employee benefits and other personnel expense. During 1997, salaries expense decreased from $8.38 million to $8.30 million or $.08 million and 1% reflecting management's attention to American's staffing levels and nominal salary increases reflecting the lower level of inflation in the economy. For the same period, employee benefits expense declined $.79 million or 22% from $3.64 million to $2.85 million. This decrease was the result of a reduced level of management incentive compensation which declined approximately $.36 million and the reversal of $.24 million of an accrual established during 1996 to fund severance and termination benefits associated with American's decision to outsource its data processing activities. The other personnel expenses caption remained stable at $.26 million during 1997.

      Total occupancy and equipment expenses were $3.99 million in 1997 compared to $3.81 million in 1996 reflecting a $.18 million or 5% increase. For 1995, occupancy and equipment expenses were $3.68 million. This caption is comprised of building and occupancy expense, equipment expense and computer service and maintenance expense. In 1997, building and occupancy expense of $2.05 million was flat compared to the 1996 expense level of $2.03 million. Also, equipment expenses were stable at $1.14 million for 1997. However, this caption includes the depreciation associated with the replacement during 1997 of the Bank's automated teller machines, which have been accounted for as capitalized lease obligations. Depreciation expense on furniture, fixtures and equipment increased $.11 million or 15% as a result of this equipment replacement decision. This incremental depreciation expense has been partially offset by a reduction in the repairs and maintenance expense associated with the replaced ATM's. Computer service and maintenance expense rose $.15 million or 23% during 1997.

      For 1997, other operating expenses were $9.49 million or $3.22 million and 51% greater than the $6.27 million reported during 1996. As previously noted in the Financial Overview section, certain material, non-recurring expenses were incurred in 1997. Net of these non-recurring amounts, other operating expenses in 1997 would have been $6.41 million representing a $.26 million or 4% increase from 1996. Total other operating expenses were $6.54 million during

1995. The major components of this caption include: legal and professional fees; advertising, entertainment and donations; telephone, postage and supplies; and other expenses. Net of non-recurring amounts, legal and professional fees increased $.12 million or 6% during 1997. For 1997, the advertising, entertainment and donations caption declined 21% from $.49 million to $.39 million. The primary factor in this decline was management's business decision to reverse a previously accrued, multi-year charitable pledge in the amount of $.08 million. The telephone, postage and supplies caption decreased from $1.20 million to $1.17 million, a decline of $.04 million or 3% in 1997. Finally, for 1997, total other expenses increased from $2.50 million to $4.81 million reflecting management's decision to establish an accrual in the amount of $2.25 million for certain contingent liability exposures (see Financial Overview for a discussion of this accrual). No other account in the total other expenses caption reflects a material change from its 1996 level.

  Income Taxes

      Income tax expense was $1.24 million for 1997 compared to $1.30 million in 1996 and $1.08 million for 1995 (see Note 10. Income Taxes). Although income tax expense remained stable in 1997 compared to 1996, American's income before income tax expense declined from $3.87 million in 1996 to $2.14 million in 1997 which indicates a substantially higher level of taxable income in 1997 relative to 1996. The effect of the higher level of taxable income for 1997 is reflected in the substantial increase in American's effective tax rate for the current year. In 1997, the effective tax rate was 57.8% compared to effective tax rates of 33.5% and 29.7% in 1996 and 1995, respectively.

      During 1997, expenses associated with the possible sale of American of approximately $.68 million were non-deductible for federal income tax purposes. Under current federal income tax rules and regulations these sale-related expenses must be capitalized by the seller. In addition, American recorded an accrual related to the potential liability associated with the possible adverse outcome of a current Internal Revenue Service examination (see Note 17. Commitments and Contingencies). American's estimate of the amount of tax deficiency, which may be owed at some future date, constitutes income tax expense, which is not deductible for federal income tax purposes. These two items combined to create the greater than expected effective tax rate for 1997. For 1996 and 1995, the effective tax rates differ from the expected statutory rates due primarily to tax-exempt interest income, to deductible dividends paid on American's stock held by the ESOP and to deductible dividends paid with respect to shares issued pursuant to certain stock bonus award plans.

BALANCE SHEET REVIEW

  Earning Assets

      Earning assets constitute American's source of interest revenue, which is the largest component of total revenue. Both the average balance of earning assets and the mix of earning assets are important to the generation of interest income. The key components of earning assets are loans and investment securities and securities available for sale. Management views the loan portfolio as the primary generator of interest revenue and American's most significant source of business risk - specifically, credit risk or the possibility of borrower defaults. The securities portfolio exists primarily as a source of liquidity and secondarily to generate interest income. Interest rate risk is assumed as part of the management of American's securities portfolio; however, American is exposed only to nominal credit risk as a result of its securities investing activities (see Market Risk Management for a discussion of the types of market risks to which American is exposed). Table 4, Average Balances and Interest Rates, includes the average balances of major categories of assets, liabilities and equity as well as the rates earned or paid on these categories for the three year period ended December 31, 1997.

                  TABLE 4: AVERAGE BALANCES AND INTEREST RATES

                                                               1997                                1996
                                                --------------------------------    -----------------------------------
                                                 AVERAGE                 AVERAGE     AVERAGE                    AVERAGE
(Dollars in thousands)                           BALANCE     INTEREST      RATE      BALANCE      INTEREST       RATE
--------------------------------------------------------------------------------    -----------------------------------
Assets:
   Loans, net of unearned income(1)             $339,675      $30,305      8.92%     $304,207      $27,507      9.04%
   Investment securities and securities
      available for sale(2)                      161,111       10,692      6.64       195,390       12,374      6.33
   Interest-bearing deposits in other banks          488           25      5.12           568           30      5.28
   Federal funds sold                              7,014          379      5.40        11,793          617      5.23
-----------------------------------------------------------------------------------------------------------------------
      Total earning assets                       508,288      $41,401      8.15%      511,958      $40,528      7.92%
-----------------------------------------------------------------------------------------------------------------------
   Cash and due from banks                        23,498                               24,499
   Other assets                                   25,861                               26,658
   Allowance for loan losses                      (3,542)                              (3,188)
-----------------------------------------------------------------------------------------------------------------------
      Total assets                              $554,105                             $559,927
-----------------------------------------------------------------------------------------------------------------------

Liabilities:
   NOW accounts                                 $ 47,508      $   656      1.38%     $ 48,114      $   880      1.83%
   Savings accounts                               37,795          757      2.00        39,864          798      2.00
   Money market deposit accounts                  45,861        1,207      2.63        49,076        1,248      2.54
   Time deposits of $100,000 and over             43,623        2,448      5.61        38,154        2,224      5.83
   Other time deposits                           177,280       10,127      5.71       185,692       10,899      5.87
-----------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits            352,067       15,195      4.32       360,900       16,049      4.45
   Securities sold under agreements to
      repurchase, federal funds purchased
      and other short-term borrowings             51,904        2,611      5.03        49,685        2,489      5.01
   Notes payable                                   5,105          544     10.66         5,384          551     10.23
-----------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities         409,076      $18,350      4.49%      415,969      $19,089      4.59%
   Demand deposits                                99,865                               98,927
   Other liabilities                               4,964                                5,106
-----------------------------------------------------------------------------------------------------------------------
      Total liabilities                          513,905                              520,002
-----------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock                                    34                                   48
   Common stock                                    1,181                                1,159
   Additional paid in capital                     10,984                               10,937
   Retained earnings                              28,001                               27,781
-----------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                  40,200                               39,925
-----------------------------------------------------------------------------------------------------------------------
      Total liabilities and
      stockholder's equity                      $554,105                             $559,927
-----------------------------------------------------------------------------------------------------------------------

Interest rate spread                                                       3.66%                                3.33%

Net yield on earning assets                                   $23,051      4.54%                   $21,439      4.19%
-----------------------------------------------------------------------------------------------------------------------

                                                               1995
                                                --------------------------------
                                                 AVERAGE                 AVERAGE
(Dollars in thousands)                           BALANCE      INTEREST    RATE
--------------------------------------------------------------------------------
Assets:
   Loans, net of unearned income(1)             $301,150      $27,645     9.18%
   Investment securities and securities
      available for sale(2)                      194,971       11,835     6.07
   Interest-bearing deposits in other banks          684           35     5.12
   Federal funds sold                             15,643          904     5.78
--------------------------------------------------------------------------------
      Total earning assets                       512,448      $40,419     7.89%
--------------------------------------------------------------------------------
   Cash and due from banks                        26,220
   Other assets                                   26,804
   Allowance for loan losses                      (3,711)
--------------------------------------------------------------------------------
      Total assets                              $561,761
--------------------------------------------------------------------------------

Liabilities:
   NOW accounts                                 $ 47,270      $   928     1.96%
   Savings accounts                               42,566          851     2.00
   Money market deposit accounts                  56,043        1,481     2.64
   Time deposits of $100,000 and over             40,882        2,294     5.61
   Other time deposits                           167,529        9,456     5.64
--------------------------------------------------------------------------------
      Total interest-bearing deposits            354,290       15,010     4.24
   Securities sold under agreements to
      repurchase, federal funds purchased
      and other short-term borrowings             45,663        2,511     5.50
   Notes payable                                  16,335        1,527     9.35
--------------------------------------------------------------------------------
      Total interest-bearing liabilities         416,288      $19,048     4.58%
   Demand deposits                               102,538
   Other liabilities                               5,117
--------------------------------------------------------------------------------
      Total liabilities                          523,943
--------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock                                    51
   Common stock                                    1,164
   Additional paid in capital                      8,694
   Retained earnings                              27,909
--------------------------------------------------------------------------------
      Total stockholders' equity                  37,818
--------------------------------------------------------------------------------
      Total liabilities and
      stockholder's equity                      $561,761
--------------------------------------------------------------------------------

Interest rate spread                                                      3.31%

Net yield on earning assets                                   $21,371     4.17%
--------------------------------------------------------------------------------


(1) AVERAGE BALANCES INCLUDE NON-ACCRUAL LOANS. INTEREST INCOME INCLUDES FEES ON LOANS OF APPROXIMATELY $939,000, $820,000 AND $896,000 IN 1997, 1996 AND
     1995, RESPECTIVELY.

(2) AVERAGE YIELDS ON SECURITIES AVAILABLE FOR SALE HAVE BEEN CALCULATED ON AMORTIZED COST.


     During 1997, average earning assets of $508.29 million declined $3.67 million or 1% from the $511.96 million reported in 1996. For 1995, average earning assets were $512.45 million. The ratio of earning assets to total assets, which is a key balance sheet efficiency ratio, improved to 92% from the 91% levels reported for both 1996 and 1995. Although the volume of average earning assets remained stable over the three-year comparison period, the mix of earning assets reflected a clear trend toward higher yielding loan balances. For 1997, the ratio of average loans to average earning assets was 67% compared to a ratio of 59% for both 1996 and 1995. On an average balance basis, this trend reflects $38.53 million of incremental loan outstanding during 1997 as compared to 1995. This revised mix of earning assets since 1995 has resulted in an improved earning asset yield of 8.15% for 1997 compared to 7.92% and 7.89% during 1996 and 1995, respectively.

  Loans

     The loan portfolio represents American's primary source of revenue (including both interest and fee revenue) and is the key element of overall profitability. The Bank's lending strategy is to maintain high credit quality standards and to grow the loan portfolio at a rate consistent with growth rates experienced by American's peers. American maintains loan policies and procedures, including standardized underwriting procedures, authority guidelines by lender, a committee-based approval process, a strict focus on risk-rating each credit at the time it is underwritten and approved, and a pricing model for commercial originations. The lending function is process-based with separate processes for lending originations, credit quality (including problem credit administration and loan operations) and a centralized risk management function. The risk management process, among other matters, monitors and manages the credit risk in the loan portfolio (see Asset Quality).

     The major categories of lending include commercial, real estate and consumer. American's lending activities are predominately focused in the Jacksonville market, and, as such, American's lending activities are not geographically diversified. In addition, American is heavily reliant on its real estate lending activities, which includes a concentration of real estate collateral associated with all general loan types. For analytical purposes, the following narrative concerning balance changes within American's loan portfolio includes references to year-end loan balances by loan caption as opposed to average balances due to the uneven loan growth rates experienced by American during the past two years. American experienced the majority of its 1996 loan growth during the fourth quarter and, as such, the average balances for 1996 were only nominally impacted. During 1997, loan growth occurred primarily during the first half of the year with stable outstandings maintained during the second half of the year. Loan demand remained strong during 1997, although loan underwriting and pricing standards within the industry appear to be weakening.

     For 1997, average total loans increased to $339.68 million representing a $35.47 million or 12% growth over the balance reported for 1996 (see Note 4. Loans and Allowance for Loan Losses). During 1996, average total loans remained stable at $304.21 million compared to $301.15 million for 1995. On a comparative year-end basis, the majority of this growth occurred in the residential mortgage loan caption which includes home equity lines of credit. This caption increased $15.96 million or 25% during 1997. During 1996, the Bank began a renewed emphasis on home equity lending. Approximately 57% of the 1997 growth in this caption was home equity related. With respect to residential mortgage lending, during 1995, American discontinued, for strategic reasons, a mortgage banking operation, which had been created during 1993. Instead, American elected to originate and retain residential mortgage loans for current Bank customers. Shortly after the announcement by American of its possible sale, substantially all residential mortgage loan origination activity was discontinued. Other loan categories reporting growth (on an actual year-end basis) during 1997 were commercial and industrial loans, which increased $3.25 million or 3% and commercial mortgage loans, which rose $5.42 million or 6% for the year. Consumer loans continue to represent a diminishing proportion of the total loan portfolio declining from $50.74 million or 17% of year-end total loans in 1995 to $22.08 million or 6% of year-end loans for 1997. The majority of this decline is the result of repayments in the indirect lending portfolio since this product was discontinued in 1995. For 1996, loan growth, which occurred primarily during the fourth quarter, was primarily centered in the commercial and industrial caption which grew (on an actual year-end basis) $37.78 million or 52% compared to 1995. The commercial and industrial caption includes a portfolio of approximately $35.50 million in loans to primarily investment grade borrowers with the remainder of the caption represented primarily by local borrowers with revenues between three and twenty million.

     During 1996, the Bank re-emphasized an existing relationship with a regional originator of lease financing to primarily investment grade borrowers. This relationship has provided the Bank with a reliable source of short-term, high quality credits for its commercial loan portfolio. These credits represent loans for which the Bank has agreed to discount, at prevailing bond market rates, the future payments by the borrower pursuant to a lease agreement between the borrower and the regional leasing company. The primary source of repayment to the Bank is the borrower's cash flow and the collateral is comprised of an assignment of the underlying lease and a security interest in the leased asset. These loans are cost-effective to underwrite, short-term in nature, provide for monthly amortization and are direct obligations of the borrowers. Management believes this relationship enables American to diversify its credit risk and offers an appropriate risk/return relationship due to the strong underlying credit characteristics of the borrowers.

  Investment Securities and Securities Available for Sale

     The securities portfolio represents a primary source of liquidity and also comprises a major source of interest income for American. The Treasury Management Committee of the Bank monitors the activity in the securities portfolio. This committee, in conjunction with the Risk Management Committee, utilizes the securities portfolio to alter the interest rate risk and liquidity profiles of American consistent with American's current operating plan and its assessment of future economic variables. Securities are classified as either investment securities, which American has the positive intent and ability to hold to maturity, or securities available for sale. At December 31, 1997, securities available for sale of $140.02 million represented 96% of the securities portfolio. Management believes that this securities mix provides American with the appropriate level of flexibility to manage its interest rate risk and liquidity. Investment decisions are based upon a detailed analysis of a particular security's rate, maturity, liquidity and credit quality characteristics. The narrative that follows primarily focuses either on securities available for sale or on the combined securities portfolios (referred to as the securities portfolio). Table 5, Maturity of Investment Securities, presents a detailed analysis of American's securities as to type and maturity.

                   TABLE 5: MATURITY OF INVESTMENT SECURITIES

                                                                           DECEMBER 31, 1997
                                                 ---------------------------------------------------------------------
                                                         AVAILABLE FOR SALE                    HELD TO MATURITY
                                                 ----------------------------------     ------------------------------
                                                 Amortized       Fair      Year-End     Amortized    Fair     Year-End
(Dollars in thousands)                              Cost         Value      Yield          Cost      Value      Yield
----------------------------------------------------------------------------------------------------------------------
U.S. Treasury:
     Due in one year or less                     $ 14,998      $ 15,032      5.90%          --          --        --
     Due after one year through five years             --            --        --           --          --        --
     Due after five years through ten years            --            --        --           --          --        --
     Due after ten years                               --            --        --           --          --        --
----------------------------------------------------------------------------------------------------------------------
        Total                                      14,998        15,032      5.90           --          --        --
----------------------------------------------------------------------------------------------------------------------
U.S. Government agency securities:
     Due in one year or less                        1,000           990      3.33           --          --        --
     Due after one year through five years          5,383         5,387      6.33           --          --        --
     Due after five years through ten years        19,255        19,330      7.01           --          --        --
     Due after ten years                            5,000         4,999      7.50           --          --        --
----------------------------------------------------------------------------------------------------------------------
        Total                                      30,638        30,706      6.85           --          --        --
----------------------------------------------------------------------------------------------------------------------
Obligations of states and political
     subdivisions:
     Due in one year or less                           --            --        --       $  670      $  680      6.52%
     Due after one year through five years             --            --        --          469         489      5.74
     Due after five years through ten years            --            --        --          902         915      4.67
     Due after ten years                               --            --        --           --          --        --
----------------------------------------------------------------------------------------------------------------------
        Total                                          --            --        --        2,041       2,084      5.52
----------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities:
     Due in one year or less                        7,120         7,033      4.91           65          65      7.20
     Due after one year through five years         71,379        71,850      6.90        4,317       4,509      8.73
     Due after five years through ten years         3,256         3,339      6.74           --          --        --
     Due after ten years                            4,827         4,903      6.73           --          --        --
----------------------------------------------------------------------------------------------------------------------
        Total                                      86,582        87,125      6.72        4,382       4,574      8.70
----------------------------------------------------------------------------------------------------------------------
Other equity securities:
     Due in one year or less                           --            --        --           --          --        --
     Due after one year through five years             --            --        --           --          --        --
     Due after five years through ten years            --            --        --           --          --        --
     Due after ten years                            3,741         7,155      6.48           --          --        --
----------------------------------------------------------------------------------------------------------------------
        Total                                       3,741         7,155      6.48           --          --        --
----------------------------------------------------------------------------------------------------------------------
        Total securities                         $135,959      $140,018      6.65%      $6,423      $6,658      7.69%
----------------------------------------------------------------------------------------------------------------------

            The average balance of the securities portfolio of $161.11 million decreased $34.28 million or 18% during 1997 compared to a stable level for this caption during the comparative 1995 to 1996 period (see Note 2. Securities Available for Sale and Note 3. Investment Securities). On a comparative year-end basis for 1997, securities available for sale decreased $33.86 million or 19% to $140.02 million, while year-end investment securities fell $2.94 million or 31%. For both 1997 and 1996, sales, maturities and repayments of securities were used primarily to fund loan growth. As a result, the mix of earning assets was favorably altered in a manner that resulted in significantly improved interest revenue. For 1997, the securities portfolio represented 32% of average earning assets compared to 38% for both 1996 and 1995.

            For year-end 1997, the securities available for sale caption was comprised of U.S. Treasury securities (11%), U.S. Government agency securities (22%), mortgage-backed securities (62%) and other equity securities (5%). The mix of this portfolio was comparable at year-end 1996. Mortgage-backed securities represent approximately two-thirds of this portfolio for the three-year comparison period. This caption is primarily composed of fixed-rate, pass-through certificates and collateralized mortgage obligations. Investments in mortgage-backed securities expose American to prepayment risk in the event that long-term mortgage rates decline and the underlying mortgage collateral prepays at a faster than anticipated rate. In this case, the yield, the carrying value and the fair value of a mortgage-backed security can be negatively impacted. To mitigate this risk, American buys primarily short average life mortgage-backed securities and assesses the returns from the security over an appropriate range of interest rate movements and related prepayment assumptions.

            The investment securities portfolio was $6.42 million at year-end, which represented a $2.94 million or 31% decline from 1996 (see Note 3. Investment Securities). For 1995, the investment securities portfolio was $26.96 million. During 1995, American elected to make a one-time transfer of securities from the investment securities portfolio to the securities available for sale portfolio. This transfer was done to provide for additional liquidity to fund loan growth. At year-end 1997, approximately 32% of this portfolio was represented by obligations of states and political subdivisions and the balance was invested in mortgage-backed securities.

            For 1997, the yield on the securities portfolio was 6.64% or 31 basis points greater than the 1996 yield. For 1995, the portfolio yield was 6.07%. Many factors influence the yield on American's securities portfolio, including mix (particularly the amount invested in mortgage-backed securities), maturity, the absolute level of interest rates, the term structure of interest rates and rate volatility. Due to the insignificant level of tax-exempt securities in the total securities portfolio, the yields quoted above have not been adjusted to their fully-taxable equivalent basis.

            At December 31, 1997, the fair value of investment securities exceeded their amortized cost by $.24 million compared to a net unrealized gain of $.38 million at the end of 1996. The securities available for sale portfolio reflected net unrealized gains of $4.06 million in 1997 and $2.37 million for 1996. The majority of the net unrealized gain for these two years is a result of American's long-term investment in the equity securities of a Nasdaq National Market System listed company which has a cost basis of $.07 million and a fair value at December 31, 1997 of $3.54 million.

  Liquidity and Funding Sources

            Management defines liquidity as the ability of American to meet its current and future obligations in the normal course of business. For American, this definition includes the ability to honor existing and prospective loan commitments and deposit withdrawals, make capital expenditures, fund operations cost-effectively and pay dividends. The Treasury Management Committee of the Bank is primarily responsible for monitoring and maintaining American's liquidity objectives. Liquidity is generated by operating earnings, by converting liquid assets to cash, by generating new deposits or by drawing upon certain market-based sources of funds. Many factors influence American's ability to meet its liquidity needs, including trends within American's market area, American's reputation, factors affecting the banking industry generally and macro-economic conditions. The securities available for sale caption represents American's most immediate source of liquidity at the present time; however, the ability to sell from this portfolio cost-effectively is significantly influenced by its maturity structure and the level and volatility of interest rates. Other significant funding sources include: deposits, short-term borrowings and cash flows from operations. See Table 6, Loan Maturities, and Table 5, Maturity of Investment Securities, for an analysis of the anticipated maturities of loans and investments which constitute major sources of liquidity for American. Management believes that the level of liquidity is adequate to meet current and future liquidity requirements.

                          TABLE 6: LOAN MATURITIES(1)

                                                           OVER ONE       OVER
                                             ONE YEAR      THROUGH        FIVE
(December 31, 1997 - Dollars in thousands)    OR LESS     FIVE YEARS      YEARS         TOTAL
----------------------------------------------------------------------------------------------
Commercial and industrial                    $ 41,875      $ 65,013      $ 7,312      $114,200
Commercial mortgage                            21,228        59,292       21,509       102,029
Residential mortgage                           34,036         5,884       41,029        80,949
Real estate construction and land
   development                                 23,266           603           --        23,869
Consumer installment                            6,369        14,684        1,022        22,075
----------------------------------------------------------------------------------------------
           Total loans                       $126,774      $145,476      $70,872      $343,122
----------------------------------------------------------------------------------------------

Loans with fixed rates                       $ 14,834      $130,935      $68,509      $214,278
Loans with floating or adjustable rates       111,940        14,541        2,363       128,844
----------------------------------------------------------------------------------------------
           Total loans                       $126,774      $145,476      $70,872      $343,122
----------------------------------------------------------------------------------------------

(1) FIXED RATE LOANS ARE SCHEDULED BY FINAL MATURITY AND VARIABLE AND ADJUSTABLE RATE LOANS ARE SCHEDULED BY REPRICING FREQUENCY


  Deposits

           Deposits represent the largest and, generally, most cost-effective source of funds to American and are fundamental to the business of banking. Moreover, American's historical experience with large certificates of deposit indicates that these balances exhibit little volatility over varying interest rate cycles and have consistently represented a stable source of funding for American.

           Average total deposits were $451.93 million for 1997, or approximately $7.90 million or 2% less than the $459.83 million reported during 1996 (see Note 6. Deposits). For 1995, average total deposits were $456.83 million. For 1997, the average balance of demand deposits was stable at $99.87 million compared to $98.93 million and $102.54 million for 1996 and 1995, respectively. Average interest-bearing deposits were $352.07 million, $360.90 million and $354.29 million, for 1997, 1996 and 1995, respectively. The ratio of average interest-bearing deposits to average deposits was approximately 80% for each of the three years in the comparison period. For 1997, the average rate on average interest-bearing deposits was 4.32%, while the average rate paid for 1996 and 1995 was 4.45% and 4.24%, respectively.

           During 1997, the average balance of administered rate deposit accounts (NOW, savings and money market deposit accounts) decreased $5.89 million or 4% from $137.05 million to $131.16 million. Approximately 55% of this decline were centered in money market deposit accounts which fell $3.22 million or 7% in 1997. For 1995, the average balance of administered rate accounts was $145.88 million. During 1997, the Bank introduced a money market deposit account product (for both commercial and personal depositors) which provided for tiered pricing based upon balances maintained. The top tiers pay a competitive rate (currently 5.13% for commercial and 4.75% for personal) and the weighted average rates for commercial and personal accounts at year-end 1997 were 4.48% and 4.56%, respectively. Of the approximately $49 million of money market deposit accounts maintained at year end 1997, approximately $21 million are deposited in the tiered rate product. Management anticipates that tiered deposit account balances will represent an increasing proportion of this caption and that the weighted average rate will approach the top tier rate over time.

           During 1997, the average balance of time deposits of $100,000 and over of $43.62 million or 12% of average interest-bearing deposits increased $5.47 million or 14% from 1996. The average balance of time deposits of $100,000 and over was $38.15 million or 11% and $40.88 million or 12% of average interest-bearing deposits for 1996 and 1995, respectively. The 1997 growth effectively mitigated the decline of $8.41 million in the other time deposits caption resulting from the maturity of the two-year Flex certificates of deposit. Management believes that the majority of these $100,000 and over depositors are long-term customers and that these deposits represent a stable source of funding for the Bank. The Bank does not actively bid on $100,000 and over certificates of deposit as a source of funding. Table 7, Maturities of Time Deposits $100,000 and Over provides maturity information for these deposits.

             TABLE 7: MATURITIES OF TIME DEPOSITS $100,000 AND OVER

                                   DECEMBER 31, 1997
                                  --------------------
         (Dollars in thousands)   BALANCE      PERCENT
         ---------------------------------------------
         3 months or less         $17,288       35.68%
         Over 3 to 6 months         7,642       15.77
         Over 6 to 12 months        9,623       19.86
         Over 12 months            13,898       28.69
         ---------------------------------------------
               Total              $48,451      100.00%
         ---------------------------------------------

            The most significant volume variance occurred in the other time deposits caption and was the result of the maturity of the two-year Flex certificates of deposit during early 1997. The average balance of other time deposits decreased $8.41 million to $177.28 million during 1997 compared to growth of $18.16 million for 1996, while the average rate paid on these deposits declined from 5.87% in 1996 to 5.71% during 1997. For a brief period during 1993 and again in early 1995, the Bank marketed the Flex certificate of deposit with terms of 2, 3, 4 and 5 years. This consumer product included an attractive interest rate as well as a feature that allowed the customer to make additional deposits (up to $100,000 per customer) to the certificate at the original rate. Due to the decline in interest rates in 1995, the Bank experienced rapid growth in this product during 1995 and at year-end 1995 the balance in the product was approximately $80 million. During 1996, this growth rate slowed and, at year-end 1996, the balance was approximately $91 million. During 1997, approximately $50 million of the Flex certificates with an average rate of 6.80% matured. Customers holding the maturing Flex certificates were offered a new two-year certificate of deposit product which contained no option to make additional deposits after opening and was priced at a nominal premium to current certificate rates of comparable maturity. During 1997 approximately $35 million or 70% of the maturing Flex certificates were converted into the new product at an average rate of 5.61%. Management considers this significant downward repricing of maturing Flex certificates to have been extremely successful even though it did contribute to the deposit decline experienced during 1997. Approximately $43 million of remaining Flex certificates (3, 4 and 5-year) are included in the other time-deposit caption at December 31, 1997 with an average rate of 6.84%.

  Short-Term Borrowings

            The remaining significant sources of funds for the Bank are securities sold under agreements to repurchase, federal funds purchased and other short-term borrowings (see Note 7. Short-Term Borrowings). The other short-term borrowings caption consists of Federal Home Loan Bank advances which are generally used to fund short-term liquidity needs. The Bank is a member of the Federal Home Loan Bank of Atlanta and utilizes advances as an alternative to other short-term funding sources. American had no advances outstanding for the years-ended 1997 and 1996. For the two-year period, the average balance of this caption is primarily comprised of repurchase agreements with commercial customers who traditionally have been depositors, but who seek slightly higher returns on their short-term available cash balances. For 1997, the average balance of this caption increased $2.22 million to $51.90 million or 13% of average interest-bearing liabilities. On a comparative basis, the average balance of this caption was $49.69 million or 12% of average interest-bearing liabilities and $45.66 million or 11% of average interest-bearing liabilities for 1996 and 1995, respectively. The average rates paid on this caption were 5.03%, 5.01% and 5.50%, during 1997, 1996 and 1995, respectively. Management believes that the repurchase agreements represent a stable source of funds and anticipates nominal volatility in these balances.

  Cash Flows from Operations

            Net cash provided by operating activities for 1997 was $7.46 million which included net income of $.90 million adjusted for certain non-cash charges and credits to income, primarily the provision for loan losses, depreciation and amortization and changes in other assets and other liabilities. The Consolidated Statements of Cash Flows provides an analysis of operating, investing and financing activities for the three years ended December 31, 1997.

  Stockholders' Equity and Regulatory Capital Adequacy

            American and the Bank are subject to certain minimum regulatory capital adequacy measures which have been legislated by Congress and implemented by the various bank regulatory agencies. Specifically, American and its Bank are subject to the regulatory capital adequacy requirements of the Federal Reserve System and the Office of the Comptroller of the Currency, respectively. In addition, prudent business practices require that capital be maintained at a level adequate to support the current and future business operations of American. Management continuously monitors and assesses the current and projected capital adequacy levels of American and the Bank based on factors such as earnings trends, asset quality, internal growth rates and the economic outlook. Management believes that as of December 31, 1997, American and the Bank meet all capital adequacy requirements to which they are subject.

            Total stockholders' equity at year-end 1997 was $40.75 million or $.43 million and 1% less than the $41.18 million reported at the end of 1996. For 1995, total stockholders' equity was $40.31 million. The ratio of year-end stockholders' equity to year-end assets was 7.50%, 7.28% and 7.30%, for 1997, 1996 and 1995, respectively. During 1997, American declared aggregate dividends on outstanding common and preferred shares totaling $2.50 million compared to net income of $.90 million. Dividends were declared monthly on the common shares and quarterly on the preferred shares. American's dividend policy is to maximize the current cash return to shareholders consistent with management's expectations of current period earnings, balance sheet growth rates and asset quality. During December 1997, American recorded charges associated with certain non-recurring events which reduced American's reported earnings to a level less than management had anticipated at the time the current year dividend was established (see Financial Overview for a discussion of these non-recurring charges). As a result, dividends exceeded earnings for 1997. Management anticipates that 1998 earnings will adequately cover dividends for the year. During 1996 and 1995, American's earnings exceeded the level of dividend payments. During 1997, stockholders' equity was positively impacted by a $1.10 million increase in the unrealized gain, net of tax, related to the securities available for sale portfolio.

            At December 31, 1997, American's tier 1 risk-based capital ratio was 10.29% and the total risk-based capital ratio was 11.53%, compared with 10.86% and 11.80% at December 31, 1996. The primary reasons for the decline in American's risk-based capital ratios were the lower level of equity at year-end 1997 and the significant growth in the loan portfolio and related increase in risk-weighted assets which is the denominator in the risk-based capital ratio computation. For year-end 1997, American's leverage ratio was 7.00%, exactly the same as the 1996 ratio. These regulatory capital ratios, as well as the separate capital adequacy measurements of the Bank, exceed the minimum capital adequacy ratios established by the appropriate federal bank regulatory agencies for "well-capitalized" institutions (see Note 16). Regulatory Matters for a more detailed discussion of the minimum capital adequacy requirements and the various factors that management and the regulatory agencies consider when assessing the adequacy of an institution's capital.

ASSET QUALITY

            American's primary business risk is credit risk. The extension of credit to customers entails the possibility that the customer may not perform in accordance with the loan's contractual terms. American's Risk Management Committee measures, monitors and manages the credit risk inherent in the loan portfolio based on management standards established for all key credit quality measures, which are reviewed and revised annually. In addition, the Bank's credit quality process contains an asset management group which is available to work with troubled borrowers to remedy credit-related concerns. American maintains credit policies, which include the appropriate underwriting criteria for the types of loans American originates, as well as detailed procedures relating to the approval of credit and compliance with loan policy. Loan approval authority is delegated based on the size and risk rating of the credit. Certain aggregate exposures must be approved by the Bank's Executive Committee. Loan policies and procedures are continuously updated as circumstances warrant. American's loan review process is conducted within the Bank's independent risk management process. The scope of loan review includes annual reviews of more than 90% of all loans in excess of $1 million. All other performing loans are reviewed using a risk-based approach and all criticized and classified loans are periodically reviewed.

            American's credit risk objective is to maximize the risk-adjusted returns from its lending activities. To accomplish this objective, American utilizes a loan pricing model for commercial extensions of credit (including real-estate loans), and maintains a pricing matrix based on risk-rating, term and collateral for consumer loans. The primary basis of loan pricing is the proposed risk rating, and to a lesser extent the pricing is influenced by the term of the loan and the extent of the overall relationship with the customer. American's credit origination process begins with the risk rating assigned by the lender to the loan based on a nine point risk-rating system. All of American's applicable loans are risk-rated, and, by policy, all new loans must be risk-rated before they are booked. American uses credit-scoring software to underwrite most retail and certain small business credit requests.

  Risk Elements

            Risk element assets consist of non-accrual loans, renegotiated loans, other real estate, loans past due 90 days or more and still accruing, potential problem loans and loan concentrations. Renegotiated loans are those where the Bank has offered concessions to the borrower due to deterioration in its financial condition and repayment ability. Potential problem loans are those which are now current, but where management has doubts as to the borrower's ability to comply with the present repayment terms. These loans are carefully monitored and their classification may be changed if circumstances so dictate. Potential problem loans totaled $4.20 million at year-end 1997. Management believes the specific reserves established for these credits were adequate at year-end 1997. During April 1998, one of these potential problem loans, in the amount of $3.88 million, was refinanced by an unrelated lender and the Bank recorded a charge-off of 0.38 million. The Bank had established at year-end 1997 a specific reserve of $.85 million for the estimated loss exposure related to this credit. American is exposed to certain loan concentrations due to its size and the limited geographic span of its operations. Virtually all of American's loans are generated within the greater Jacksonville market and the majority of its loans are secured by real estate. Table 8, Risk Elements, details American's non-performing assets for the last five years.

                             TABLE 8: RISK ELEMENTS

(Dollars in thousands)                    1997         1996         1995         1994         1993
---------------------------------------------------------------------------------------------------
Nonaccrual loans                         $1,906       $2,306       $  878       $  624       $1,263
Renegotiated loans                        1,399        1,467        1,533        1,590        2,061
---------------------------------------------------------------------------------------------------
      Total non-performing loans          3,305        3,773        2,411        2,214        3,324
Other real estate                           761        1,106        1,241        1,144        1,256
---------------------------------------------------------------------------------------------------
      Total non-performing assets        $4,066       $4,879       $3,652       $3,358       $4,580
---------------------------------------------------------------------------------------------------

Past due 90 days or more                 $   --       $  259       $   93       $   13       $  269
---------------------------------------------------------------------------------------------------

Non-performing loans to loans,
      net of unearned income               0.96%        1.15%        0.82%        0.70%        1.18%
---------------------------------------------------------------------------------------------------

Non-performing assets to loans,net
      of unearned income plus other
      real estate                          1.18%        1.48%        1.24%        1.06%        1.62%
---------------------------------------------------------------------------------------------------

            American's non-performing loans declined $.46 million or 12% from $3.77 million in 1996 to $3.31 million in 1997. These levels of non-performing loans represent .96% and 1.15% of total loans, net of unearned income, respectively for 1997 and 1996. For 1995, non-performing loans were $2.41 million and the ratio of non-performing loans to total loans was .82%. The other real estate caption has continued to decline from its 1995 level of $1.24 million to $1.11 million in 1996 and $.76 million for 1997. For the year ended December 31, 1997, non-performing assets were $4.07 million or $.81 million and 17% less than the 1996 amount of $4.88 million. For 1995, non-performing assets were $3.65 million. As a percentage of total loans plus other real estate, non-performing assets were 1.24% in 1995, 1.48% for 1996 and 1.18% during 1997. The majority of non-accrual loans are secured by real estate and management believes that the specific reserve allocated to each loan is adequate to absorb any potential loss associated with the loan. American had no loans 90 days or more past due and still accruing interest at year-end 1997 and $.26 million at the end of 1996. Management continuously analyzes and assesses its loan portfolio to assure that problem loans are identified and resolved quickly and efficiently and to provide for potential losses as they become evident. See Note
1. Summary of Significant Accounting Policies for a discussion of the accounting policies relating to non-performing assets.

  Net Charge-Offs

            Net charge-offs of $.49 million or .14% of average loans, net of unearned income, were reported during 1997 which represented a $.94 million or 66% reduction from the $1.43 million or .47% of average loans outstanding recorded in 1996. Table 3, Allowance for Loan Losses Activity and Allocation Analysis, provides detailed charge-off and recovery information for the most recent five year period. For 1997, total charge-offs were $.76 million and total recoveries of previously charged-off loans were $.27 million, while total charge-offs were $1.88 million in 1996 and total recoveries amounted to $.44 million. During 1996, the Bank recorded a charge-off of $1.30 million associated with the significant credit deterioration of a commercial borrower. The balance of $1.2 million owed by this borrower was transferred to non-accrual status and the Bank commenced discussions with the borrower to retire the remaining outstanding debt. During 1997, the borrower's business was liquidated and the debt was partially repaid with the remaining balance being charged off. Approximately $.47 million or 61% of 1997 total charge-offs were associated with the liquidation of this borrower. The composition of charge-offs for 1997 was approximately 71% commercial and industrial with the balance applying to the consumer loan portfolio. For 1996, approximately 82% of total charge-offs were centered in the commercial and industrial portfolio. For 1995, net recoveries of $.11 million were recorded to the allowance for loan losses.

  Allowance for Loan Losses

            The allowance for loan losses is established through a charge to expense and is maintained at a level deemed adequate by management to absorb the losses inherent in the loan portfolio. Recognized losses are charged to the allowance and recoveries on loans previously charged off are credited to the allowance (see Note 4. Loans and Allowance for Loan Losses).

            The adequacy of the allowance for loan losses is evaluated by the Risk Management Committee on a quarterly basis. The evaluation is based upon a review of the loan portfolio which encompasses, among other things, a review of certain individual loans or homogeneous groups of loans, the amount and quality of collateral, industry concentrations, historical loss experience, non-accrual and delinquency trends, classified and criticized loans, risk-ratings, portfolio growth and mix, and current and anticipated economic conditions. This evaluation further encompasses a review of the adequacy of the specific reserve allocated to each significant classified and criticized loan. In addition to these specific reserves, a general allocation based on historical loss experience is provided for the entire loan portfolio for inherent, but unidentified losses. Table 3, Allowance for Loan Losses Activity and Allocation Analysis, analyzes the activity in the allowance for loan losses and provides an allocation of the allowance for loan losses to specified loan categories for the past five years.

            At December 31, 1997, the allowance for loan losses was $4.59 million or 1.34% of year-end loans, net of unearned income. This level reflects an increase of $1.14 million or 33%, in comparison with the $3.45 million or 1.05% of total loans at the end of 1996. For 1995, the allowance was $3.13 million or 1.07% of total loans, net of unearned income. During early 1998, management reassessed the loss exposure of certain non-performing and potential problem loans which existed at year-end 1997 and increased the balance of the allowance for loan losses by $.90 million through a fourth quarter 1997 charge to earnings. This reassessment and resulting provision for loan losses was reviewed and concurred with by SouthTrust. During March 1998, the Risk Management Committee directed that approximately $.51 million of these loans be charged-off in March. For the years-ended 1997, 1996 and 1995, the allowance for loan losses as a percentage of non-performing loans was 139%, 92% and 130%, respectively. Management considers the allowance for loan losses at December 31, 1997 to be appropriate and adequate to absorb potential losses inherent in the loan portfolio.

MARKET RISK MANAGEMENT

            Market risk arises from the potential loss of future earnings, fair values, or cash flows associated with financial instruments resulting from fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity security prices. American has established and uses risk management policies to monitor and limit its exposure to market risk. The primary market risk that American is exposed to is interest rate risk.

            In the normal course of its deposit gathering and lending activities, American is exposed to interest rate risk. American's overall goal with respect to interest rate risk management is to optimize net interest income while simultaneously reducing to a reasonable level the volatility of this income caused by changes in interest rates. In carrying out this overall goal, American primarily utilizes on-balance sheet strategies to manage its interest rate risk. These strategies include securities transactions within the securities available for sale portfolio as well as active management of the mix, maturities, rates, and repricing characteristics of loans and retail and wholesale funding sources. As of December 31, 1997, American had no off-balance sheet interest rate contracts.

            The Treasury Management Committee of the Bank oversees the interest rate risk management process and reviews and recommends for approval related policy guidelines. This committee meets monthly and reviews current economic conditions, liquidity, capital levels, securities holdings, securities transactions and American's interest rate risk profile.

            In measuring its exposure to interest rate risk, American uses both static gap reporting methods and financial modeling to simulate net interest income under various interest rate scenarios utilizing dynamic balance sheet strategies. The modeling considers the mix of floating versus fixed rate assets and liabilities, contractual maturities and repricing, prepayment estimates for the existing balance sheet and growth assumptions for projecting future balance sheets. As of December 31, 1997, American considered itself asset sensitive, based on these other measurement approaches, which generally indicates that net interest income will be adversely impacted during a declining interest rate environment as assets are expected to reprice faster than liabilities.

            All of American's financial instruments are classified as non-trading. Table 9, Interest Rate Risk Analysis summarizes those American financial instruments which are exposed to interest rate risk. Cash and due from banks and demand deposits are excluded from the table since these financial instruments are non-interest bearing. The significant assumptions and limitations related to this presentation are listed as accompanying notes to Table 9.

                     TABLE 9: INTEREST RATE RISK ANALYSIS(1)

(December 31, 1997 -                                                                                                       FAIR
  Dollars in thousands)               1998         1999        2000        2001        2002       BEYOND       TOTAL       VALUE
----------------------------------------------------------------------------------------------------------------------------------
Loans, net of unearned income(2)
     Fixed rate                     $ 47,224     $40,064     $32,728     $28,092     $15,402     $50,768     $214,278     $213,960
        Average interest rate           8.32%       8.23%       8.45%       8.59%       8.78%       8.07%        8.33%
     Floating rate                    90,184       8,220       5,493       4,041       3,866      16,552      128,356      127,676
        Average interest rate           9.50%       9.28%       9.14%       8.99%       8.82%       8.45%        9.30%

Securities(3)
     Fixed rate                       45,284      10,501      43,750      10,536       3,254       7,336      120,661      121,375
        Average interest rate           6.19%       7.48%       7.10%       6.67%       6.71%       7.21%        6.75%
     Floating rate                     1,000       2,171         897       1,973       4,465      11,215       21,721       25,301
        Average interest rate           3.33%       6.62%       6.65%       6.30%       6.50%       6.67%        6.44%

Other earning assets
     Fixed rate                          350          --          --          --          --          --          350          350
        Average interest rate           6.00%         --          --          --          --          --         6.00%
     Floating rate                     7,484          --          --          --          --          --        7,484        7,484
        Average interest rate           5.38%         --          --          --          --          --         5.38%
----------------------------------------------------------------------------------------------------------------------------------
Total earning assets                $191,526     $60,956     $82,868     $44,642     $26,987     $85,871     $492,850     $496,146
     Average interest rate              8.23%       8.19%       7.76%       8.07%       8.16%       7.89%        8.07%
----------------------------------------------------------------------------------------------------------------------------------

Interest-bearing deposits
     Fixed rate                     $126,606     $51,176     $32,237     $ 1,746     $ 5,005          --     $216,770     $219,018
        Average interest rate           5.51%       5.54%       7.04%       5.46%       5.72%         --         5.75%
     Floating rate(4)                137,018       1,672          --          --         104          --      138,794      138,794
        Average interest rate           2.29%       5.13%         --          --        6.25%         --         2.32%

Other interest-bearing liabilities
     Fixed rate                            760         779       3,352        122         54     --       5,067        5,107
        Average interest rate             8.81%       8.84%       8.96%      8.30%      8.30%    --        8.90%
     Floating rate(5)                   41,002          --          --         --         --     --      41,002       41,002
        Average interest rate             4.82%         --          --         --         --     --        4.82%
----------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities    $305,386     $53,627     $35,589     $1,868     $5,163     --    $401,633     $403,921
        Average interest rate             3.98%       5.57%       7.22%      5.65%      5.76%    --        4.51%
----------------------------------------------------------------------------------------------------------------------------

(1)  Based on expected maturity, unless otherwise indicated

(2) Based on contractual principal repayment for amortizing loans except for $26,014,000 of home equity lines of credit which have been included in 1998; all demand loans have been included in 1998

(3) Based on amortized cost and includes both securities available for sale and investment securities

(4) All NOW, savings, and money market deposit accounts have been included in 1998 amounting to $133,531,000

(5) Comprised solely of securities sold under agreements to repurchase entered into on an overnight basis with commercial customers


COMPARISON OF 1996 WITH 1995

            For the year ended December 31, 1996, American reported net income of $2.57 million and basic earnings per share of $2.30 compared to net income of $2.56 million and basic earnings per share of $2.31 for 1995. Reported earnings for both 1996 and 1995 included significant fluctuations in the provision for loan losses as well as material, non-recurring items. During 1996, a provision for loan losses of $1.75 million was recorded, while for 1995 American recorded a credit of $.28 million in the provision for loan losses. For 1996, the provision for loan losses included a special charge in December of $1.30 million associated with the significant credit deterioration of a commercial borrower. Net securities gains of $.50 million were reported during 1996, while net securities losses of $.04 million were recognized in 1995. During 1996, management decided to outsource American's data processing activities which resulted in a charge of $.38 million for severance accruals and technology write-offs. For 1995, reported earnings included $.74 million associated with severance payments related to staff reductions.

            Net interest income was stable during 1996 as this caption increased $.07 million or less than 1% to $21.44 million. For 1995, net interest income was $21.37 million. During 1996, the net interest margin increased two basis points to 4.19% reflecting nominal changes in the level and mix of average earning assets and a relatively stable interest rate environment. The flat net interest income level reported during 1996 reflected minimal changes in the levels of both interest income and interest expense.

            During 1996, interest income increased $.11 million or less than 1% to $40.53 million compared with interest income of $40.42 million during 1995. During 1996, average earning assets decreased $.49 million or less than 1%, while year-end earning assets were $16.65 million or 3% greater than the amount reported at year-end 1995. The growth rate of average earning assets was negatively impacted by the sale in 1995 of approximately $26 million of residential mortgage loans. The proceeds of this sale were used to retire existing long-term advances from the Federal Home Loan Bank of Atlanta and to reduce short-term borrowings of the Bank. The increase in year-end earning assets was the result of $35.07 million of growth in loans, net of unearned income, that occurred primarily during the last few months of 1996. This loan growth, although substantial, occurred too late in the year to positively influence the level and mix of average earning assets and the resulting earning asset yield. Approximately 60% of the net loan growth was funded by a combination of a $13.27 million decrease in year-end investment securities and securities available for sale, a $4.80 million decline in federal funds sold and a $2.72 million reduction in the balance of cash and due from banks. During 1996, management initiated an effort to improve the yield on earning assets by investing available liquidity in securities available for sale and minimizing the balances of federal funds sold. In the past, management had utilized federal funds sold as a source of immediate liquidity; however, recently certain liability-related sources of funds have become readily available. During 1996, the yield on average earning assets increased three basis points to 7.92% in spite of a .25% reduction in the target federal funds rate which occurred in January of that year.

            During 1996, total interest expense increased $.04 million or less than 1% to $19.09 million compared to $19.05 million in 1995. For 1996, average interest-bearing liabilities decreased $.32 million or less than 1% to $415.97 million, while the cost of funds on average interest-bearing liabilities stabilized at 4.59% for 1996 compared to 4.58% for 1995. On a year-end basis, total deposits increased $6.11 million or 1% and total liabilities grew from $512.17 million to $524.69 million or by 2%. Growth continued during 1996 in the other time deposits caption, which increased $7.74 million or 4% on a year-end basis. This caption includes the Flex certificate of deposit offered initially during 1993 and again in 1995, which contained an attractive interest rate as well as a feature that allowed customers to make additional deposits (up to $100,000 per customer) to the certificate at the original interest rate. The 14% growth rate of this product for 1996 was substantially reduced from the growth rate experienced during 1995. The 1996 year-end balance of the Flex certificates was $91 million or 48% of the other time deposits caption. Approximately $50 million or 55% of this total is comprised of two-year certificates that matured during early 1997. On a related matter, during

1996, the Bank entered into an interest rate swap to receive interest at a fixed rate of 5.00% and to pay interest based on one month LIBOR (average rate of 5.45% during 1996). The purpose of the swap was to hedge American's exposure to declining interest rates caused by potential growth in the Flex certificates. The notional amount of the swap was $40 million and it matured on April 10, 1997. During 1996, the Bank recorded a reduction in interest income of $.18 million associated with this swap. See Income Statement Review - Net Interest Income and Balance Sheet Review - Deposits for a general discussion of the Flex certificate of deposit product.

            For 1996, total other income, net of securities transactions, of $6.04 million decreased $.35 million or 5% from its 1995 level of $6.38 million. The decreased level of non-interest income in 1996 is the result of lower service charges on deposits, which declined 7% or $.31 million to $4.32 million during 1996. The year 1996 continued a trend of diminishing sources of fee income from traditional deposit-based products and services. Customer behavior patterns, as influenced by their increased sensitivity to pricing, along with fierce competition from non-banks continues to present American and the commercial banking industry generally with difficult decisions concerning fee income opportunities. Management continues to seek alternative sources of fee income that can be cost-effectively delivered to the customer. For 1996, trust fees remained stable at $.57 million compared to $.60 million reported in 1995. Other operating income of $1.14 million reflected a less than 1% decline from the $ 1.15 million reported in 1995.

            Total 1996 non-interest expenses, net of non-recurring amounts, of $21.97 million were $1.63 million or approximately 7% lower than 1995 non-interest expenses (as adjusted) of $23.60 million. Material, non-recurring amounts for 1996 included management's decision to outsource American's data processing activities and to record a charge of $.38 million for severance accruals and technology write-offs. On a comparative basis, material, non-recurring items in 1995 included a $.74 million charge associated with severance payments related to staff reductions. The majority of the decline in total non-interest expenses occurred in the salaries, wages and related expenses caption which, net of non-recurring amounts, declined $1.38 million or 10% to $12.01 million during 1996. These reductions reflect the organization-wide action taken by management during 1995 to aggressively reduce American's non-interest expenses to a level consistent with its peer group. As a result of American's focus on the customer and its continued commitment to productivity improvements, the occupancy and equipment caption increased $.13 million during 1996. This caption includes the expenses associated with significant Bank investments in new technology made during 1995 and early 1996. During 1996, other operating expenses declined $.27 million or 4% compared to 1995.

            Total stockholders' equity at year-end 1996 was $41.18 million or $.87 million and 2% greater than the $40.31 million reported at the end of 1995. The ratio of year-end stockholders' equity to year-end assets was 7.28% and 7.30%, for 1996 and 1995, respectively. The growth rate of stockholders' equity was impacted by the decision to increase the monthly cash dividend on common stock to an annual rate of $2.04 per share by year-end 1996. American's dividend policy is to maximize the current cash return to shareholders consistent with management's expectations of current period earnings, balance sheet growth rates and asset quality. During 1996 and 1995, American's earnings exceeded the level of dividend payments. With respect to risk-based capital, at December 31, 1996, American's tier 1 risk-based capital ratio was 10.86% and the total risk-based capital ratio was 11.80%, compared with 11.40% and 12.32% at December 31, 1995. These risk-based capital measures declined due to the growth experienced in American's loan portfolio during 1996. For year-end 1996, American's leverage ratio was 7.00% compared to 7.06% at year-end 1995. Each of these regulatory capital ratios, as well as the separate capital adequacy measures of the Bank, exceed the minimum capital adequacy ratios established by the appropriate federal bank regulatory agencies for "well-capitalized" institutions.

            American's non-performing loans increased $1.36 million or 56% from $2.41 million in 1995 to $3.77 million in 1996. These levels of non-performing loans represent 1.15% and .82% of total loans, net of unearned income, respectively, for 1996 and 1995. During December 1996, the Bank recorded a charge-off in the amount of $1.30 million to a commercial borrower. This charge-off was the result of significant year-end deterioration in the borrower's financial condition and repayment prospects. The remaining carrying value of this relationship was approximately $1.20 million and was placed on non-accrual status at year-end. American's provision for loan losses, which included the effect of this charge-off, was $1.75 million during 1996 compared to a credit to the provision for 1995 in the amount of $.28 million. Excluding this unusual charge-off, net charge-offs for 1996 were $.13 million or .04% of average loans. Management continuously analyzes and assesses its loan portfolio to assure that problem loans are identified and resolved quickly and efficiently and to provide for potential losses, as they become evident. The adequacy of the allowance for loan losses is evaluated by the Risk Management Committee on a quarterly basis. For the years ended 1996 and 1995, the allowance for loan losses as a percentage of non-performing loans was 92% and 130%, respectively. At year-end 1996, the allowance for loan losses was $3.45 million or 1.05% of loans, net of unearned income, compared to $3.13 million and 1.07% for year-end 1995. Management considers the allowance for loan losses at December 31, 1996 to be appropriate and adequate to absorb potential losses inherent in the loan portfolio.

FOURTH QUARTER MANAGEMENT DISCUSSION

            For the quarter ended December 31, 1997, American reported a net loss of $1.56 million and losses per share of $1.45 compared to a net loss of $.18 million and losses per share of $.20 for the same quarter of 1996. The results of both comparative quarters were negatively impacted by special charges to the provision for loan losses and by the recording of certain material, non-recurring amounts. During the fourth quarter of 1997, American recorded an incremental provision for loan losses of $.90 million and a total provision for loan losses of $1.05 million for the quarter. This additional provision resulted from a reassessment during early 1998 of the loss exposure of certain non-performing and potential problem loans that existed at year-end 1997 (see Balance Sheet Review - Allowance for Loan Losses for a discussion of these loans). On a comparative basis, American recorded an additional charge of $1.30 million during the fourth quarter of 1996 and a total provision for loan losses of $1.45 million for the quarter. The additional charge related to the significant year-end 1996 deterioration in the repayment prospects of a commercial borrower. For the same quarterly comparison period, adjusted earnings, defined as net income adjusted for the after-tax effect (at a 35.27%
rate) of securities transactions and material, non-recurring amounts, were $.86 million for the fourth quarter of 1997 compared to a $.16 million net loss computed for the fourth quarter of 1996.

            For the same comparison period, net interest income was $5.63 million for the fourth quarter of 1997 or $.07 million and 1% higher than the $5.56 million reported for the fourth quarter of 1996. The improvement resulted from the improved mix of loans and the maturity of the two-year Flex certificates of deposit. Other income of $1.34 million was recorded during the fourth quarter of 1997 and was $.19 million or 12% less than the $1.53 million reported in the fourth quarter of 1996. A generally lower level of service charge and fee income on deposits was the primary contributor to this decline. Net securities gains of $3 thousand were reported during the fourth quarter of 1997 compared to net securities gains of $.36 million for the same quarter of 1996. Other expenses, net of material, non-recurring amounts, were $4.59 million in the 1997 fourth quarter or $1.25 million and 21% less than the $5.84 million recorded for the same quarter of 1996. The lower level of other expenses recorded during the fourth quarter of 1997 reflected management's continued emphasis on managing American's overhead expenses. See Table 10, Selected Quarterly Data, for a comparison of American's results of operations and related information for 1996 and 1997.

                        TABLE 10: SELECTED QUARTERLY DATA

                                                                      1997                                      1996
                                                   ----------------------------------------    -------------------------------------
(Dollars in thousands except for per share data)   FOURTH       THIRD     SECOND      FIRST    FOURTH      THIRD    SECOND    FIRST
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                $ 5,627     $5,713     $5,968     $5,743    $5,559     $5,418    $5,385    $5,077
Provision for loan losses                            1,050        150        275        150     1,450        150       150        --
                                                   -------     ------     ------     ------    ------     ------    ------    ------
Net interest income after provision
      for loan losses                                4,577      5,563      5,693      5,593     4,109      5,268     5,235     5,077
Other income (excluding securities
      transactions)                                  1,338      1,386      1,407      1,519     1,530      1,454     1,481     1,570
Securities gains (losses), net                           3         (2)       (36)        --       360          3         7       128
Other expenses                                       7,432      6,031      5,771      5,667     6,218      4,911     5,602     5,621
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax expense             (1,514)       916      1,293      1,445      (219)     1,814     1,121     1,154
Income tax expense (benefit)                            45        264        456        473       (41)       653       313       371
------------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                            $(1,559)    $  652     $  837     $  972    $ (178)    $1,161    $  808    $  783
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (losses) per common share           $ (1.45)    $ 0.58     $ 0.75     $ 0.87    $(0.20)    $ 1.06    $ 0.73    $ 0.71
Diluted earnings (losses) per common share           (1.45)      0.58       0.75       0.87     (0.20)      1.05      0.72      0.70
------------------------------------------------------------------------------------------------------------------------------------

                 BENEFICIAL OWNERSHIP OF AMERICAN CAPITAL STOCK

            The following table sets forth information as of the Record Date with respect to those persons known by American to be the beneficial owners of more than 5% of the outstanding shares of American Stock, and as to shares of American Stock beneficially owned by the officers and directors of American individually and by all officers and directors of American as a group, exclusive of the 236,853 shares of American Common Stock subject to the Stock Option. See "THE MERGER - Background of and Reasons for the Merger."

                                      Shares of American                       Shares of American      Percent of
        Name and Address of              Common Stock          Percent of        Preferred Stock       Preferred
          Beneficial Owner           Beneficially Owned(1)    Common Stock    Beneficially Owned(2)     Stock(2)
          ----------------           ---------------------    ------------    ---------------------    ---------
DIRECTORS AND EXECUTIVE OFFICERS:

Raymond K. Mason, Sr.                                                                356.911 B              3.65
2022 Hendricks Avenue                                                                346.603 C              3.39
Jacksonville, Florida 32207                                                          328.940 D              3.02
                                                                                  ----------
                                           475,349(3)             40.16%           1,032.454(3)             3.34
                                       -----------                -----           ----------

Raymond K. Mason, Jr.                                                                365.899 B              3.74
2031 Hendricks Avenue                                                                354.020 C              3.46
Jacksonville, Florida 32207                                                          337.178 D              3.09
                                                                                  ----------
                                           218,763(4)             18.48%           1,057.097(4)             3.42
                                       -----------                -----           ----------

T. Keith Perry                                                                       272.145 B              2.79
2031 Hendricks Avenue                                                                274.906 C              2.69
Jacksonville, Florida 32207                                                          280.751 D              2.58
                                                                                  ----------
                                            54,947(3)              4.64%             827.802(5)             2.68
                                       -----------                -----           ----------

Charles J. Franson
c/o Franson, Aldridge & Sands, P.A.
1551 Atlantic Blvd., Suite 200
Jacksonville, Florida 32207                 55,404(6)              4.68%                 N/A                N/A
                                       -----------                -----           ----------               -----

All directors and executive                                                        1,787.867 B             18.30
      officers as a group (9                                                       1,782.958 C             17.44
         people) (7)                                                               1,782.394 D             16.36
                                                                                  ----------
                                       819,639.009                69.24%           5,353.219               17.33
                                       -----------                -----           ----------


5% SHAREHOLDER:


American Banks of Florida, Inc.
Employee Stock Ownership Plan
      and Trust(8
c/o American National Bank                                                         9,770.534 B               100%
      of Florida                                                                  10,225.266 C               100%
      2031 Hendricks Avenue                                                       10,897.256 D               100%
      Jacksonville, Florida 32207)         149,115                12.60%          30,893.056                 100%
                                       -----------                -----           ----------               -----

                      TOTAL            968,754.099                81.84%          30,893.056                 100%
                                       ===========                =====           ==========               =====

-----------------------------------

(1)  Unless otherwise noted, the owner has sole voting and dispositive power.

(2) The amounts shown below reflect the number and percent of shares beneficially owned by the shareholders listed below for each American Series B Preferred Stock, identified by the letter B, American Series C Preferred Stock, identified by the letter C, and American Series D Preferred Stock, identified by the letter D.

(3) The amount shown includes 4,340 shares owned by Mr. Mason individually, 398,225 shares owned jointly by Mr. and Mrs. Mason; 37,281 shares owned by Rebuilding Service, Inc., a corporation owned and controlled by Mr. Mason; 10,000 shares owned by Acorn Ventures, Inc., a corporation controlled by Mr. Mason; and 20,000 shares owned by Eagle Foundation, Inc., a 501(c)(3) charitable foundation established by Mr. and Mrs. Mason and whose Board of Trustees consists of Mrs. Mason and Mr. and Mrs. Mason's two daughters. Also, included in the amount are 5,503 shares of American Common Stock,
     356.911 shares of American Series B Preferred Stock, 346.603 shares of American Series C Preferred Stock, and 328.940 shares of American Series D Preferred Stock allocated to Mr. Mason's account under the American ESOP as of December 31, 1997.

(4) The amount shown includes 170,000 shares owned by Mr. Mason, Jr. individually; 30,000 shares owned by Mr. Mason, Jr. subject to certain restrictions provided in a Stock Bonus Agreement between Mr. Mason, Jr. and American dated May 26, 1995 and subject to a dispute (See "MERGER - Effect of the Merger on the American Stock Bonus Agreements"); and one third of the 27,899 shares owned by RCK, Inc., a corporation owned and controlled by Mr. Mason, Jr., Mr.Perry and Mr. Franson. Also, included in the amount shown are 9,463 shares of American Common Stock, 365.899 shares of American

     Series B Preferred Stock, 354.020 shares of American Series C Preferred Stock, and 337.178 shares of American Series D Preferred Stock allocated to Mr. Mason, Jr.'s account under the American ESOP as of December 31, 1997.

(5) The amount shown includes 12,089 shares owned jointly by Mr. and Mrs. Perry; 30,000 shares owned by Mr. Perry subject to certain restrictions provided in a Stock Bonus Agreement between Mr. Perry and American dated May 26, 1995 and subject to a dispute (See "MERGER - Effect of the Merger on the American Stock Bonus Agreements"); and one third of the 27,899 shares owned by RCK, Inc., a corporation owned and controlled by Mr. Mason, Jr., Mr. Perry, and Mr. Franson. Also, included in the amount shown are 3,559 shares of American Common Stock, 272.145 shares of American Series B Preferred Stock, 274.906 shares of American Series C Preferred Stock, and
     280.751 shares of American Series D Preferred Stock allocated to Mr. Perry's account under the American ESOP as of December 31,1997.

(6) The amount shown includes 12,240 shares owned by Mr. Franson individually; 30,000 shares owned by Mr. Franson subject to certain restrictions provided in a Stock Bonus Agreement between Mr. Franson and American dated May 26, 1995 and subject to a dispute (See "MERGER - Effect of the Merger on the American Stock Bonus Agreements"); 3,864 shares held by Mr. Franson's IRA; and one third of the 27,899 shares owned by RCK, Inc., a corporation owned and controlled by Mr. Mason, Jr., Mr. Perry and Mr. Franson.

(7) The amount includes (except as listed separately above in (3), (4), and (5)) 3,667 shares of American Common Stock owned individually, jointly with spouse, or as custodian for minor by two officers. Also included (except as listed separately above in (3), (4), and (5)) are 11,509.099 shares of American Common Stock, 792.912 shares of American Series B Preferred Stock,
     807.429 shares of American Series C Preferred Stock and 835.525 shares of Series D Preferred stock allocated to five officers' accounts under the American ESOP as of December 31, 1997.

(8) The ESOP Shares are held by AMNAB & CO as nominee for American National Bank of Florida as Trustee of the American ESOP and include the shares beneficially owned in (3), (4), (5) and (7).

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


            The following documents filed by SouthTrust with the Commission are incorporated by reference herein:

                        (i) SouthTrust's Annual Report on Form 10-K for the year ended December 31, 1997 (including therein SouthTrust's Proxy Statement for its Annual Meeting of Stockholders held April 15,
            1998) (Commission File No. 0-3613); and

                        (ii) SouthTrust's Current Report on Form 8-K, dated
            January 12, 1998 (Commission File No. 0-3613).

            All documents filed by SouthTrust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy
Statement/Prospectus and prior to final adjournment of the Special Meeting, shall be deemed to be incorporated by reference into this Proxy
Statement/Prospectus from the date of the filing of such documents.

            Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

            The audited financial statements of SouthTrust incorporated herein by reference should only be read in conjunction with the discussion of consummated and pending acquisitions set forth under the caption "SUMMARY Parties to the Merger - SouthTrust.

            Copies of all documents with respect to SouthTrust incorporated by reference (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated into the documents incorporated by reference) will be provided without charge to each person to whom a copy of this Proxy Statement/Prospectus is delivered upon written or oral request. Requests for such copies should be directed to: Mr. Aubrey D. Barnard, Secretary, Treasurer and Controller, SouthTrust Corporation, 420 North 20th Street, 34th Floor, Birmingham, Alabama, 35203, telephone number (205) 254-5000.


                                  LEGAL MATTERS

            Certain legal matters in connection with the SouthTrust Common Stock being offered hereby will be passed upon by Bradley Arant Rose & White LLP Birmingham, Alabama, counsel for SouthTrust. As of ____________ ___, ____, the partners and associates of the firm of Bradley Arant Rose & White LLP beneficially owned approximately __________ shares of SouthTrust Common Stock.



                                     EXPERTS

            The consolidated financial statements of SouthTrust Corporation and subsidiaries incorporated by reference in this Proxy Statement/Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereon and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

            The consolidated financial statements of American Banks of Florida, Inc. and subsidiaries included in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, for the periods indicated in their report thereon and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

OTHER BUSINESS

            The Board of Directors of American does not know of any matter to be brought before the Special Meeting other than as described in the Notice of Special Meeting accompanying this Proxy Statement/Prospectus. If any other matter comes before the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy in accordance with their best judgment with respect to such other matters.

SHAREHOLDER PROPOSALS

            No proposals to be presented at American's 1998 Annual Meeting of Shareholders which would be held if the Merger is not consummated were received by American prior to ____________ ___, ____, the date on which, under American's By-Laws, such proposals were required to be submitted to American in order for a shareholder of American to have the right to have such proposal included in American's proxy materials for such annual meeting.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of American Banks of Florida, Inc.:

     We have audited the accompanying consolidated balance sheets of AMERICAN BANKS OF FLORIDA, INC. (a Florida corporation) AND SUBSIDIARIES as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Banks of Florida, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Jacksonville, Florida
March 13, 1998

                AMERICAN BANKS OF FLORIDA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                   1997         1996
                                                                ----------    ---------
                                                                (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks.....................................     $ 27,383       27,660
Earning Assets:
  Federal funds sold........................................        7,400        3,200
  Interest-bearing deposits in other banks..................          434          687
  Securities available for sale.............................      140,018      173,881
  Investment securities (fair value $6,658 in 1997 and
     $9,740 in 1996)........................................        6,423        9,358
  Loans.....................................................      343,122      328,814
  Less:
     Unearned income........................................         (488)        (643)
     Allowance for loan losses..............................       (4,590)      (3,453)
                                                                 --------      -------
       Net loans............................................      338,044      324,718
                                                                 --------      -------
       Total earning assets.................................      492,319      511,844
                                                                 --------      -------
Bank premises and equipment, net............................       17,391       18,517
Interest and income receivable..............................        3,402        3,629
Other assets, net...........................................        2,794        4,218
                                                                 --------      -------
       Total assets.........................................     $543,289      565,868
                                                                 ========      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
     Demand.................................................     $ 94,810      106,136
     NOW accounts...........................................       48,255       49,620
     Savings................................................       36,077       38,374
     Money market deposit accounts..........................       49,199       44,398
     Time deposits of $100,000 and over.....................       48,451       39,498
     Other time deposits....................................      173,582      188,885
                                                                 --------      -------
       Total deposits.......................................      450,374      466,911
  Securities sold under agreements to repurchase and federal
     funds purchased........................................       41,002       48,045
  Accrued interest payable on deposits......................        1,117        1,288
  Other liabilities.........................................        4,975        3,217
  Notes payable.............................................        5,067        5,228
                                                                 --------      -------
       Total liabilities....................................      502,535      524,689
                                                                 --------      -------
Stockholders' Equity:
  Preferred stock, $1 par value per share, $30 liquidation
     value per share, cumulative, convertible, and
     redeemable, authorized 2,000,000 shares; 30,893 and
     34,792 shares outstanding in 1997 and 1996,
     respectively...........................................           30           34
  Common stock, $1 par value per share, authorized 2,000,000 shares; 1,183,751 and 1,179,700 shares issued and
     outstanding in 1997 and 1996, respectively.............        1,184        1,180
  Capital in excess of par value............................       11,026       10,948
  Retained earnings.........................................       25,886       27,485
  Unrealized gain on securities available for sale, net of
     tax....................................................        2,628        1,532
                                                                 --------      -------
       Total stockholders' equity...........................       40,754       41,179
                                                                 --------      -------
       Total liabilities and stockholders' equity...........     $543,289      565,868
                                                                 ========      =======

   The accompanying notes are an integral part of these financial statements.

                AMERICAN BANKS OF FLORIDA, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                              1997              1996              1995
                                                         --------------    --------------    --------------
                                                          (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)
Interest Income:
  Interest and fees on loans.........................      $   30,305            27,507            27,645
  Interest on securities available for sale and
     investment securities...........................          10,692            12,374            11,835
  Interest on federal funds sold.....................             379               617               904
  Interest on interest-bearing deposits in other
     banks...........................................              25                30                35
                                                           ----------        ----------        ----------
     Total interest income...........................          41,401            40,528            40,419
                                                           ----------        ----------        ----------
Interest Expense:
  Interest on deposits...............................          15,195            16,049            15,010
  Interest on notes payable..........................             544               551             1,527
  Interest on securities sold under agreements to
     repurchase, federal funds purchased and other
     short-term borrowings...........................           2,611             2,489             2,511
                                                           ----------        ----------        ----------
     Total interest expense..........................          18,350            19,089            19,048
                                                           ----------        ----------        ----------
     Net interest income.............................          23,051            21,439            21,371
  Provision (credit) for loan losses.................           1,625             1,750              (275)
                                                           ----------        ----------        ----------
     Net interest income after provision for loan
       losses........................................          21,426            19,689            21,646
                                                           ----------        ----------        ----------
Other Income:
  Service charges on deposits........................           4,047             4,324             4,633
  Trust fees.........................................             582               571               602
  Securities gains (losses), net.....................             (35)              498               (37)
  Other operating income.............................           1,021             1,140             1,149
                                                           ----------        ----------        ----------
     Total other income..............................           5,615             6,533             6,347
                                                           ----------        ----------        ----------
Other Expenses:
  Salaries, wages and related expenses...............          11,417            12,275            14,129
  Occupancy and equipment expenses...................           3,992             3,808             3,675
  Other operating expenses...........................           9,492             6,269             6,542
                                                           ----------        ----------        ----------
     Total other expenses............................          24,901            22,352            24,346
                                                           ----------        ----------        ----------
Income Before Income Tax Expense.....................           2,140             3,870             3,647
Income tax expense...................................           1,238             1,296             1,084
                                                           ----------        ----------        ----------
     Net income......................................      $      902             2,574             2,563
                                                           ==========        ==========        ==========
Earnings Per Common Share:
  Basic..............................................      $      .75              2.30              2.31
  Diluted............................................      $      .74              2.27              2.25
Average Common Shares:
  Basic..............................................       1,087,007         1,062,003         1,050,072
  Diluted............................................       1,090,821         1,077,099         1,078,170

   The accompanying notes are an integral part of these financial statements.

                AMERICAN BANKS OF FLORIDA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                               LOANS TO      UNREALIZED
                                                                                               EMPLOYEE    GAIN (LOSS) ON
                                                                       CAPITAL IN                STOCK       SECURITIES
                                                  PREFERRED   COMMON   EXCESS OF    RETAINED   OWNERSHIP     AVAILABLE
                                                    STOCK     STOCK    PAR VALUE    EARNINGS     PLAN         FOR SALE
                                                  ---------   ------   ----------   --------   ---------   --------------
                                                                          (DOLLARS IN THOUSANDS)
Balance at January 1, 1995......................    $ 51      1,079      10,496      25,886      (691)         (2,810)
  Repurchase of 5,619 shares of common stock....      --         (6)        (51)       (129)       --              --
  Issuance of common stock; conversion of
    preferred stock, 2,459 shares...............      (3)         3          --          --        --              --
  Amortization of unearned compensation from
    Stock Bonus Award Plans.....................      --         --         318          --        --              --
  Principal reductions of loans to Employee
    Stock Ownership Plan........................      --         --          --          --       494              --
  Change in unrealized gain (loss) on securities
    available for sale, net of tax, during
    1995........................................      --         --          --          --        --           4,378
  Cash dividends:
    Preferred stock.............................      --         --          --        (139)       --              --
    Common stock................................      --         --          --      (1,132)       --              --
  Net income....................................      --         --          --       2,563        --              --
                                                    ----      -----      ------      ------      ----          ------
Balance at December 31, 1995....................    $ 48      1,076      10,763      27,049      (197)          1,568
  Issuance of common stock:
  Stock Bonus Award Plans, 90,000 shares........      --         90       2,946          --        --              --
    Conversion of preferred stock, 13,730
      shares....................................     (14)        14          --          --        --              --
  Deferral of compensation expense relating to
    Stock Bonus Award Plans.....................      --         --      (3,036)         --        --              --
  Amortization of unearned compensation from
    Stock Bonus Award Plans.....................      --         --         275          --        --              --
  Principal reductions of loans to Employee
    Stock Ownership Plan........................      --         --          --          --       197              --
  Change in unrealized gain (loss) on securities
    available for sale, net of tax, during
    1996........................................      --         --          --          --        --             (36)
  Cash dividends:
    Preferred stock.............................      --         --          --        (131)       --              --
    Common stock................................      --         --          --      (2,007)       --              --
  Net income....................................      --         --          --       2,574        --              --
                                                    ----      -----      ------      ------      ----          ------
Balance at December 31, 1996....................    $ 34      1,180      10,948      27,485        --           1,532
  Issuance of common stock; conversion of
    preferred stock, 4,051 shares...............      (4)         4          --          --        --              --
  Amortization of unearned compensation from
    Stock Bonus Award Plans.....................      --         --          78          --        --              --
  Change in unrealized gain (loss) on securities
    available for sale, net of tax, during
    1997........................................      --         --          --          --        --           1,096
  Cash dividends:
    Preferred stock.............................      --         --          --         (92)       --              --
    Common stock................................      --         --          --      (2,409)       --              --
  Net income....................................      --         --          --         902        --              --
                                                    ----      -----      ------      ------      ----          ------
Balance at December 31, 1997....................    $ 30      1,184      11,026      25,886        --           2,628
                                                    ====      =====      ======      ======      ====          ======

   The accompanying notes are an integral part of these financial statements.

                AMERICAN BANKS OF FLORIDA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                 1997       1996       1995
                                                               --------    -------    -------
                                                                   (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................    $    902      2,574      2,563
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision (credit) for loan losses....................       1,625      1,750       (275)
     Depreciation and amortization of bank premises and
       equipment...........................................       1,519      1,440      1,216
     Net amortization of securities available for sale and
       investment securities...............................         385        833      1,085
     Losses (gains) on dispositions of securities available
       for sale and investment securities, net.............          35       (498)        (3)
     Losses (gains) on dispositions of bank premises and
       equipment...........................................         (11)        40        (65)
     Employee benefit accrual increase (decrease)..........          83        199       (425)
     Net deferred income tax expense (benefit).............        (381)       (72)         1
     Net decrease (increase) in interest and income
       receivable..........................................         227        198        (64)
     Net decrease in other assets..........................       1,207        204        313
     Net increase (decrease) in accrued interest payable on
       deposits............................................        (171)        (2)       505
     Net increase (decrease) in other liabilities..........       2,147       (567)    (1,894)
     Other, net............................................        (109)       (19)       173
                                                               --------    -------    -------
       Net cash provided by operating activities...........       7,458      6,080      3,130
                                                               --------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease (increase) in interest-bearing deposits in
     other banks...........................................         253         28       (175)
  Purchases of securities available for sale...............     (30,062)   (87,597)   (32,078)
  Proceeds from sales and maturities of securities
     available for sale....................................      65,210     81,668     15,453
  Purchases of investment securities.......................          --         --     (1,089)
  Proceeds from maturities of investment securities........       2,924     17,370     23,325
  Proceeds from the sale of loans previously held for
     investment............................................          --         --     26,092
  Net increase in loans....................................     (14,808)   (35,244)    (4,463)
  Purchases of bank premises and equipment.................        (310)      (358)    (1,443)
  Proceeds from sales of bank premises and equipment.......          75          6         97
                                                               --------    -------    -------
       Net cash provided by (used in) investing
          activities.......................................      23,282    (24,127)    25,719
                                                               --------    -------    -------

                AMERICAN BANKS OF FLORIDA, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                 1997       1996       1995
                                                               --------    -------    -------
                                                                   (DOLLARS IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits......................     (16,537)     6,108     11,551
  Net increase (decrease) in securities sold under
     agreements to repurchase, federal funds purchased and
     other short-term borrowings...........................      (7,043)     7,233    (14,133)
  Repayments of notes payable..............................        (736)      (871)   (24,106)
  Principal reductions of loans to Employee Stock Ownership
     Plan..................................................          --        197        494
  Repurchases of common stock..............................          --         --       (186)
  Cash dividends paid......................................      (2,501)    (2,138)    (2,619)
                                                               --------    -------    -------
       Net cash provided by (used in) financing
          activities.......................................     (26,817)    10,529    (28,999)
                                                               --------    -------    -------
Net increase (decrease) in cash and cash equivalents.......       3,923     (7,518)      (150)
Cash and cash equivalents at beginning of year.............      30,860     38,378     38,528
                                                               --------    -------    -------
Cash and cash equivalents at end of year...................    $ 34,783     30,860     38,378
                                                               ========    =======    =======
SUPPLEMENTAL DISCLOSURES:
  Interest paid............................................    $ 18,542     19,091     18,924
  Income tax payments......................................       1,060      2,134      2,622
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Transfer of loans to other real estate...................          --        279      1,203
  Transfer of investment securities to securities available
     for sale..............................................          --         --     60,470
  Acquisition of bank equipment under capital lease
     arrangements..........................................         543        307        788
  Exchange of an equity security for a loan................          --      1,225         --
  Conversion of preferred stock into common stock..........         117        408         70

   The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Introduction

     American Banks of Florida, Inc. and subsidiaries (the "Company"), through American National Bank of Florida, its wholly-owned subsidiary ("subsidiary bank"), is engaged in traditional commercial banking activities that include, among others, lending, deposit and trust products and services in Duval and Clay counties.

     The accounting and reporting policies and practices of the Company conform to generally accepted accounting principles and to predominant practices within the banking industry. The following is a description of the more significant of these policies and practices.

  Consolidation Policy

     The consolidated financial statements of the Company include the accounts and results of operations of the subsidiary bank and other subsidiaries, all of which are wholly-owned. All material intercompany transactions and accounts have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Securities Available for Sale and Investment Securities

     Securities are classified based on management's intent on the date of purchase. Investment securities are those that the Company has the positive intent and ability to hold to maturity and are carried at amortized cost. Securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The amortized cost of investment securities and securities available for sale is adjusted for amortization of premiums and accretion of discounts over the expected maturities using the interest method for mortgage-backed securities and the straight-line method for all other debt securities. The use of the straight-line method for all debt securities other than mortgage-backed securities does not differ materially from the interest method. Amortization of premiums and accretion of discounts are included in interest income. Gains and losses are recognized using the specific identification method.

  Loans

     Loans are stated at the principal amount outstanding, net of unearned income and the allowance for loan losses. Loan fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the lives of the related loans. Interest income is accrued based on the outstanding balances. If, as a result of loan evaluation procedures, management determines that collectibility of future principal or interest on a particular loan is questionable, that loan is placed on a non-accrual status. Interest income on non-accrual loans is recognized only as received.

  Allowance for Loan Losses

     The Company's policy is to charge recognized loan losses to the allowance for loan losses. Recoveries on loans previously charged off are added back to the allowance. Provisions for loan losses are charged to earnings and added to the allowance to maintain it at a level deemed appropriate by management to absorb known and inherent risks in the loan portfolio.

     The provision for loan losses is based upon management's periodic detailed analysis of the Company's loan portfolio, which encompasses a review of the financial strength of borrowers, related collateral pledged, historical loan loss experience, current economic conditions, the risk characteristics of the various types of loans and other pertinent factors.

     Impaired loans are loans for which it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. An impaired loan is measured based on either the present value of expected future cash flows, the loan's observable market price, or the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Valuation allowances related to impaired loans are included in the allowance for loan losses. The Company reports as impaired loans all non-accrual loans except residential mortgage loans and consumer installment loans. Cash receipts related to impaired loans are applied to either principal under the cost recovery method or to interest income under the cash basis method. Any change in the present value of expected future cash flows is recognized through the allowance for loan losses.

  Bank Premises and Equipment

     Bank premises and equipment, including leases meeting criteria for capitalization, are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed principally by use of the straight-line method over the estimated useful lives of the respective assets.

  Income Taxes

     The Company files consolidated Federal and state income tax returns. Under an intercompany tax allocation arrangement, income tax charges or credits are generally allocated to the Company and each subsidiary on the basis of their respective taxable income or loss included in the consolidated income tax returns.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the years in which the deferred tax asset or liability is expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the year that includes the enactment date.

  Trust Accounts

     Assets held by the subsidiary bank in a fiduciary capacity for customers are not included in the consolidated balance sheets, as such items are not assets of the Company. Trust fees are recognized on the cash basis in accordance with customary banking practice. The results of trust operations would not be materially different if reported on the accrual method.

  Off-Balance-Sheet Financial Instruments

     In the ordinary course of business the Company engages in off-balance-sheet financial transactions consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or become payable.

  Cash and Cash Equivalents

     For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

  Earnings Per Share

     Basic earnings per share is computed by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share is computed by dividing such net income by the sum of such weighted average number of shares and potentially dilutive shares including convertible preferred stock and restricted shares of certain stock bonus award plans.

  Adoption of New Accounting Principles

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," on December 31, 1997. This statement provides new computation and disclosure requirements for earnings per share. Adoption of this statement did not have a material impact on the financial condition or results of operations of the Company.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement provides new accounting and reporting standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company adopted this statement on January 1, 1998. Adoption of this statement did not have a material impact on the financial condition or results of operations of the Company.

  Reclassifications

     Prior year amounts have been reclassified to conform with current year presentation.

2.  SECURITIES AVAILABLE FOR SALE

     Amortized cost and fair value of securities available for sale at December 31, 1997 and 1996 and fair value at December 31, 1995 are summarized as follows:

                                                       1997
                             ---------------------------------------------------------
                                            GROSS         GROSS             FAIR
                             AMORTIZED    UNREALIZED    UNREALIZED         VALUE
                               COST         GAINS         LOSSES      (CARRYING VALUE)
                             ---------    ----------    ----------    ----------------
                                              (DOLLARS IN THOUSANDS)
U.S. Treasury
  securities.............    $ 14,998          38             (4)          15,032
U.S. Government agency
  securities.............      30,638         129            (61)          30,706
Mortgage-backed
  securities.............      86,582         866           (323)          87,125
Other equity
  securities.............       3,741       3,474            (60)           7,155
                             --------       -----         ------          -------
                             $135,959       4,507           (448)         140,018
                             ========       =====         ======          =======

                                                       1996                                     1995
                             ---------------------------------------------------------    ----------------
                                            GROSS         GROSS             FAIR                FAIR
                             AMORTIZED    UNREALIZED    UNREALIZED         VALUE               VALUE
                               COST         GAINS         LOSSES      (CARRYING VALUE)    (CARRYING VALUE)
                             ---------    ----------    ----------    ----------------    ----------------
                                                        (DOLLARS IN THOUSANDS)
U.S. Treasury
  securities.............    $ 15,996          71            (42)          16,025             $  4,991
U.S. Government agency
  securities.............      46,073          31           (588)          45,516               42,672
Mortgage-backed
  securities.............     105,706         870           (744)         105,832              114,382
Other debt securities....          --          --             --               --                1,225
Other equity
  securities.............       3,741       2,967           (200)           6,508                6,281
                             --------       -----         ------          -------             --------
                             $171,516       3,939         (1,574)         173,881             $169,551
                             ========       =====         ======          =======             ========

     Securities available for sale with a carrying value of $92,625,000 at December 31, 1997 were pledged as collateral for public deposits, trust assets, repurchase agreements and for other purposes as required by contract or law.

     Amortized cost and fair value of debt securities available for sale at December 31, 1997, by maturity, are shown below. Contractual maturities are used for all debt securities except mortgage-backed securities which are presented at their expected maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                            1997
                                                                -----------------------------
                                                                AMORTIZED       FAIR VALUE
                                                                  COST       (CARRYING VALUE)
                                                                ---------    ----------------
                                                                   (DOLLARS IN THOUSANDS)
Due in one year or less.....................................    $ 23,118          23,054
Due after one year through five years.......................      76,762          77,238
Due after five years through ten years......................      22,511          22,669
Due after ten years.........................................       9,827           9,902
                                                                --------         -------
                                                                $132,218         132,863
                                                                ========         =======

     Proceeds from sales of securities available for sale were $12,844,000 and $42,786,000 during 1997 and 1996, respectively. Gross gains of $233,000 and $538,000 and gross losses of $235,000 and $43,000 were realized on those sales during 1997 and 1996, respectively. During 1995, the Company did not sell any securities available for sale.

3.  INVESTMENT SECURITIES

     Amortized cost and fair value of investment securities at December 31, 1997 and 1996 and amortized cost at December 31, 1995 are summarized as follows:

                                                        1997
                                -----------------------------------------------------
                                   AMORTIZED          GROSS         GROSS
                                      COST          UNREALIZED    UNREALIZED    FAIR
                                (CARRYING VALUE)      GAINS         LOSSES      VALUE
                                ----------------    ----------    ----------    -----
                                               (DOLLARS IN THOUSANDS)
Obligations of states and
  political subdivisions....         $2,041             44           (1)        2,084
Mortgage-backed
  securities................          4,382            192            --        4,574
                                     ------            ---           ---        -----
                                     $6,423            236           (1)        6,658
                                     ======            ===           ===        =====

                                                        1996                                   1995
                                -----------------------------------------------------    ----------------
                                   AMORTIZED          GROSS         GROSS                   AMORTIZED
                                      COST          UNREALIZED    UNREALIZED    FAIR           COST
                                (CARRYING VALUE)      GAINS         LOSSES      VALUE    (CARRYING VALUE)
                                ----------------    ----------    ----------    -----    ----------------
                                                         (DOLLARS IN THOUSANDS)
U.S. Treasury securities....         $   --             --            --           --        $15,149
Obligations of states and
  political subdivisions....          3,295            140           (3)        3,432          3,652
Mortgage-backed
  securities................          6,063            251           (6)        6,308          8,158
                                     ------            ---           ---        -----        -------
                                     $9,358            391           (9)        9,740        $26,959
                                     ======            ===           ===        =====        =======

     Investment securities with a carrying value of $2,595,000 at December 31, 1997 were pledged as collateral for public deposits, trust assets, repurchase agreements and for other purposes as required by contract or law.

     Amortized cost and fair value of debt investment securities at December 31, 1997, by maturity, are shown below. Contractual maturities are used for all debt securities except mortgage-backed securities which are presented at their expected maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                          1997
                                                                -------------------------
                                                                   AMORTIZED
                                                                      COST          FAIR
                                                                (CARRYING VALUE)    VALUE
                                                                ----------------    -----
                                                                 (DOLLARS IN THOUSANDS)
Due in one year or less.....................................         $  734           745
Due after one year through five years.......................          4,787         4,998
Due after five years through ten years......................            902           915
                                                                     ------         -----
                                                                     $6,423         6,658
                                                                     ======         =====

4.  LOANS AND ALLOWANCE FOR LOAN LOSSES

     A five-year comparative summary of the loan portfolio at December 31, follows:

                                        1997        1996        1995        1994        1993
                                      --------    --------    --------    --------    --------
                                                       (DOLLARS IN THOUSANDS)
Commercial and industrial loans...    $114,200     110,947      73,172      79,023      69,364
Commercial mortgage loans.........     102,029      96,605      86,763      84,829      82,495
Residential mortgage loans........      80,949      64,992      58,255      74,368      56,653
Real estate construction and land
  development loans...............      23,869      23,296      25,085      24,189      32,748
Consumer installment loans........      22,075      32,974      50,739      53,547      41,769
                                      --------    --------    --------    --------    --------
  Gross loans.....................    $343,122     328,814     294,014     315,956     283,029
                                      ========    ========    ========    ========    ========

     The Company extends loans primarily to customers located in Duval and Clay counties within the State of Florida. Although the Company's loan portfolio is diversified, a significant portion of its loans are secured by real estate.

     At December 31, 1997 and 1996, loans considered impaired, included in non-accrual loans, amounted to $984,000 and $1,795,000, respectively. Included in the allowance for loan losses is $235,000 related to $841,000 of impaired loans at December 31, 1997 and $184,000 related to $1,366,000 of impaired loans at December 31, 1996. The remaining impaired loans have no allowance for loan losses because these loans are carried at or below the fair value of the underlying collateral. For the years ended December 31, 1997 and 1996, the average recorded investment in impaired loans was $980,000 and $640,000, respectively; and $2,000 and $39,000, respectively, of interest income was recognized on loans while they were impaired. Such income was recognized on a cash-basis.

     Following is a table classifying non-performing loans and summarizing the effect on interest income:

                                                                NON-ACCRUAL    RENEGOTIATED
                                                                   LOANS          LOANS
                                                                -----------    ------------
                                                                  (DOLLARS IN THOUSANDS)
December 31, 1997 and the year then ended:
  Amount of non-performing loans............................      $1,906          1,399
  Interest at contractual rates.............................         269            134
  Interest recorded as income...............................         121            100
December 31, 1996 and the year then ended:
  Amount of non-performing loans............................      $2,306          1,467
  Interest at contractual rates.............................         374            140
  Interest recorded as income...............................         269            105

     At December 31, 1997, the Company was not committed to lend any material additional funds to debtors whose loans were non-performing.

     In the ordinary course of business, the Company makes loans to its executive officers and directors as well as to other related parties. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than the normal risk of collectibility. The principal amount of loans extended to directors, executive officers or principal holders of equity securities of the Company and other related parties was $2,535,000 and $9,387,000 at December 31, 1997 and 1996, respectively. During 1997, $8,474,000 in new loans and advances on lines of credit were made and repayments totaled $15,326,000.

  Allowance for Loan Losses

     Below is a three-year comparative summary of the activity in the allowance for loan losses:

                                                                 1997     1996     1995
                                                                ------    -----    -----
                                                                 (DOLLARS IN THOUSANDS)
Balance at beginning of the year............................    $3,453    3,134    3,303
  Losses charged to the allowance...........................       758    1,875      539
  Recoveries credited to the allowance......................      (270)    (444)    (645)
                                                                ------    -----    -----
     Net loan charge-offs (recoveries)......................       488    1,431     (106)
                                                                ------    -----    -----
  Provision (credit) for loan losses........................     1,625    1,750     (275)
                                                                ------    -----    -----
Balance at end of the year..................................    $4,590    3,453    3,134
                                                                ======    =====    =====

5.  BANK PREMISES AND EQUIPMENT

     Bank premises and equipment at December 31, 1997 and 1996 are summarized as follows:

                                                               ESTIMATED
                                                              USEFUL LIVES
                                                                (YEARS)        1997       1996
                                                              ------------    -------    -------
                                                                    (DOLLARS IN THOUSANDS)
Land......................................................          --        $ 5,352      5,352
Buildings.................................................       15-40         12,809     12,787
Leasehold improvements....................................        2-15            652        663
Furniture, fixtures, and equipment........................        3-15          9,636     10,329
Capitalized equipment leases..............................           5          1,638      1,095
                                                                              -------    -------
                                                                               30,087     30,226
Accumulated depreciation and amortization.................                    (12,696)   (11,709)
                                                                              -------    -------
Bank premises and equipment, net..........................                    $17,391     18,517
                                                                              =======    =======

     The future minimum rental payments for capital leases and non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 1997 are as follows:

                                                                CAPITAL     OPERATING
                                                                 LEASES       LEASES
                                                                --------    ----------
                                                                (DOLLARS IN THOUSANDS)
1998........................................................     $  408        151
1999........................................................        398        136
2000........................................................        332        124
2001........................................................        132        121
2002........................................................         55        119
Later years.................................................         --        193
                                                                 ------        ---
  Total minimum lease payments..............................      1,325        844
                                                                               ===
Less: Amounts representing interest.........................       (180)
                                                                 ------
Present value of net minimum lease payments.................     $1,145
                                                                 ======

     Rental expense for certain facilities and equipment under operating leases amounted to $262,000, $278,000 and $400,000 during 1997, 1996 and 1995, respectively.

6.  DEPOSITS

     Interest expense on time deposits of $100,000 and over amounted to $2,448,000, $2,224,000 and $2,294,000 for 1997, 1996 and 1995, respectively.

     At December 31, 1997, the scheduled maturities of time deposits are as follows:

                                                                TIME DEPOSITS    TIME DEPOSITS
                                                                  $100,000         LESS THAN
                                                                  AND OVER         $100,000
                                                                -------------    -------------
                                                                    (DOLLARS IN THOUSANDS)
1998........................................................       $34,553           95,440
1999........................................................         8,662           44,186
2000........................................................         3,668           28,569
2001........................................................           451            1,395
2002 and thereafter.........................................         1,117            3,992
                                                                   -------          -------
                                                                   $48,451          173,582
                                                                   =======          =======

7.  SHORT-TERM BORROWINGS

     Short-term borrowings at December 31, 1997 and 1996 are summarized as follows:

                                                                         SECURITIES
                                                            FEDERAL      SOLD UNDER        OTHER
                                                             FUNDS       AGREEMENTS      SHORT-TERM
                                                           PURCHASED    TO REPURCHASE    BORROWINGS
                                                           ---------    -------------    ----------
                                                                    (DOLLARS IN THOUSANDS)
Balance, 1997..........................................     $    --        41,002              --
Maximum indebtedness at any month-end..................      10,500        57,111          14,000
Daily average indebtedness outstanding.................       1,277        49,657             970
Average rate paid for the year.........................        5.64%         5.00            5.88
Average rate paid on period-end borrowings.............          --          4.82              --
Balance, 1996..........................................     $    --        48,045              --
Maximum indebtedness at any month-end..................       4,285        61,077              --
Daily average indebtedness outstanding.................       1,944        47,741              --
Average rate paid for the year.........................        5.25%         5.00              --
Average rate paid on period-end borrowings.............          --          4.85              --

8.  NOTES PAYABLE

     Notes payable included in the consolidated balance sheets at December 31, 1997 and 1996 are as follows:

                                                                 1997      1996
                                                                ------     -----
                                                                  (DOLLARS IN
                                                                   THOUSANDS)
9%, interest payable quarterly with quarterly principal
  payments of $125 commencing October 1, 1995 through April
  1, 2000 with remaining balance due July 1, 2000
  (refinanced during 1997)..................................    $   --     4,344
9%, interest payable quarterly with quarterly principal
  payments of approximately $109 commencing April 1, 1997
  through January 1, 2000, with remaining balance due April
  1, 2000 (secured by 51% of the common stock of the
  subsidiary bank)..........................................     3,922        --
Capitalized lease obligations...............................     1,145       884
                                                                ------     -----
                                                                $5,067     5,228
                                                                ======     =====

     Principal maturities, during the next five years, of notes payable outstanding at December 31, 1997 are as follows: 1998, $760,000; 1999, $779,000;
2000, $3,352,000; 2001, $122,000; 2002, $54,000.

9.  PREFERRED STOCK

     The Company has outstanding three series of voting, cumulative, convertible and redeemable preferred stock which are issued to its Employee Stock Ownership Plan ("ESOP"). The terms of the preferred stock series' are as follows:

                                                               SERIES B    SERIES C    SERIES D
                                                               --------    --------    --------
Year of issuance...........................................        1990       1991        1992
Number of shares originally issued.........................      13,334     13,334      13,334
Aggregate series issuance price............................    $400,000    400,000     400,000
Annual dividend per share..................................    $   2.70       3.00        2.70
Liquidation value per share................................    $  30.00      30.00       30.00
Number of shares outstanding at December 31, 1997..........       9,771     10,225      10,897

     At the option of the ESOP trustee, each share of the preferred stock is convertible into one share of common stock. However, if at conversion the fair value of the common stock is less than $30 per share, then the preferred stock is convertible into common shares having a fair value equal to $30 per share. Additionally, if the preferred stock is converted, due to distributions to terminated ESOP participants, during the first ten years after issuance, a conversion premium will be paid initially equal to the annual dividend, decreasing 10% each year the stock remains outstanding.

     After seven years from issuance, the preferred stock is redeemable at the option of the Company at $30 per share. However, if redemption occurs during the first ten years after issuance, a call premium will be paid initially equal to the annual dividend, decreasing 10% each year the stock remains outstanding. The redemption price along with any call premium is payable in common shares having an equal fair value. Under certain circumstances, the preferred stock may be redeemed at the option of the Company prior to seven years from issuance. The Series B became eligible for redemption by the Company on March 19, 1997; however, the Company does not intend to redeem these shares.

     During 1997, 3,899 preferred shares were converted into 4,051 common shares. During 1996, 13,603 preferred shares were converted into 13,730 common shares. Included in these converted preferred shares were 10,609 Series A preferred shares converted December 26, 1996 by the trustee, in response to a Notice of Redemption issued by the Company.

10.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                 1997      1996     1995
                                                                -------    -----    -----
                                                                 (DOLLARS IN THOUSANDS)
Current:
  Federal...................................................    $ 1,556    1,326    1,049
  State.....................................................         63       42       34
                                                                -------    -----    -----
                                                                  1,619    1,368    1,083
                                                                -------    -----    -----
Deferred:
  Federal...................................................       (360)     (57)       1
  State.....................................................        (21)     (15)      --
                                                                -------    -----    -----
                                                                   (381)     (72)       1
                                                                -------    -----    -----
     Total income tax expense...............................    $ 1,238    1,296    1,084
                                                                =======    =====    =====

     The following table summarizes the difference between total income tax expense and the amount computed by applying the expected federal income tax rate to income before income tax expense:

                                                                 1997      1996     1995
                                                                -------    -----    -----
                                                                 (DOLLARS IN THOUSANDS)
Income before income tax expense............................    $ 2,140    3,870    3,647
                                                                -------    -----    -----
Tax at 34%..................................................        727    1,316    1,240
                                                                -------    -----    -----
Increase (decrease) in taxes:
  Tax exempt interest and dividends.........................        (71)     (80)    (171)
  State income tax, net of federal income tax benefit.......         28       19       37
  Deductible dividends paid.................................        (62)    (124)    (106)
  Sale related expenses.....................................        230       --       --
  Non-deductible expenses...................................        360       51       53
  Other, net................................................         26      114       31
                                                                -------    -----    -----
     Total increase (decrease) in taxes.....................        511      (20)    (156)
                                                                -------    -----    -----
     Total income tax expense...............................    $ 1,238    1,296    1,084
                                                                =======    =====    =====
Effective rate..............................................      57.8%     33.5     29.7
                                                                =======    =====    =====

     Deferred income taxes reflect the impact of differences between the financial statement carrying values and tax bases of assets and liabilities. The temporary differences which created deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                                               1997                       1996
                                                      -----------------------    -----------------------
                                                      DEFERRED     DEFERRED      DEFERRED     DEFERRED
                                                        TAX           TAX          TAX           TAX
                                                       ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                                      --------    -----------    --------    -----------
                                                                    (DOLLARS IN THOUSANDS)
Loan loss reserve.................................     $1,725           --        $1,339           --
Other real estate transactions....................         73           --            83           --
Depreciation......................................        288           --           262           --
SFAS No. 115 equity adjustment....................         --        1,431            --          833
Other.............................................        566          426           509          347
                                                       ------        -----        ------        -----
     Total deferred taxes.........................     $2,652        1,857        $2,193        1,180
                                                       ======        =====        ======        =====

     Net deferred tax assets included in other assets in the consolidated balance sheets were $795,000 and $1,013,000 at December 31, 1997 and 1996, respectively. The Company has not recorded a valuation allowance as it has sufficient refundable taxes paid in available carryback years to realize its recorded deferred tax assets.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates, methods, and assumptions for certain financial instruments are set forth below.

  Cash and Short-Term Investments

     For cash and short-term investments (including cash and due from banks, federal funds sold, and interest-bearing deposits in other banks), the carrying value is a reasonable estimate of fair value.

  Securities Available for Sale and Investment Securities

     The fair values of securities available for sale and investment securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  Loans

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial and industrial, commercial mortgage, residential mortgage, real estate construction and land development, and consumer installment.

     The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity dates using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimate of maturity is based on the Company's experience with repayments of each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of non-performing loans is considered in assessing the credit risk inherent in the fair value estimate.

  Deposits

     The fair value of deposits with no stated maturity, such as demand deposit accounts, NOW accounts, savings accounts, and money market deposit accounts, is the amount payable on demand as of the balance sheet date. The fair value of fixed-maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposits compared to the cost of borrowing funds in the market.

  Securities Sold Under Agreements to Repurchase and Federal Funds Purchased

     The carrying value approximates fair value because of the short-term nature of these instruments.

  Notes Payable

     The fair value of the Company's notes payable is estimated based on current rates offered the Company for debt of similar remaining maturities.

     The Company's estimates of the fair value of its financial instruments are as follows:

                                                           1997                   1996
                                                    -------------------    -------------------
                                                    CARRYING     FAIR      CARRYING     FAIR
                                                     VALUE       VALUE      VALUE       VALUE
                                                    --------    -------    --------    -------
                                                              (DOLLARS IN THOUSANDS)
Financial assets:
  Cash and short-term investments...............    $ 35,217     35,217    $ 31,547     31,547
  Securities available for sale.................     140,018    140,018     173,881    173,881
  Investment securities.........................       6,423      6,658       9,358      9,740
  Loans, net of unearned income.................     342,634                328,171
  Less: Allowance for loan losses...............      (4,590)                (3,453)
     Net loans..................................     338,044    341,636     324,718    326,694
Financial liabilities:
  Deposits:
     Without stated maturities..................    $228,341    228,341    $238,528    238,528
     With stated maturities.....................     222,033    224,281     228,383    231,834
  Securities sold under agreements to repurchase
     and federal funds purchased................      41,002     41,002      48,045     48,045
  Notes payable.................................       5,067      5,107       5,228      5,270

  Limitations

     Fair value estimates are made at a specific point in time, based on relevant market data and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12.  EMPLOYEE BENEFIT PLANS

     The Company's ESOP is funded by annual discretionary contributions of either the Company's common stock or cash. Cash contributions of $100,000, $125,000 and $541,000 were made to the ESOP during 1997, 1996 and 1995, respectively.

     The Company has established stock bonus award plans for certain key officers. Certain of the plans provide for the issuance of common stock as of the date of grant. Other plans provide for the issuance of shares of common stock based upon the attainment of a specified profitability goal. As of January 1, 1996, all eligible shares had been issued. Under the plans, no amounts are paid by the grantees as consideration and the shares contain certain restrictions as outlined in the plan documents. For the performance-based plans, restrictions lapse equally over a five-year period based on the profitability of the Company as measured by return on assets. For all other plans, restrictions lapse during 1998. All of the stock bonus award plans contain provisions which allow for accelerated vesting of the shares upon the occurrence of certain events, including the sale of a majority interest of the stock of the Company (Note 20 "Subsequent Event"). The following is a schedule of shares subject to restrictions:

                                                                PERFORMANCE     OTHER
                                                                BASED PLANS     PLANS
                                                                -----------    -------
Shares subject to restrictions at December 31, 1995.........          --        27,000
  1996 shares awarded subject to restrictions...............      90,000            --
  1996 shares released from restrictions....................          --       (13,000)
                                                                  ------       -------
Shares subject to restrictions at December 31, 1996.........      90,000        14,000
  1997 shares released from restrictions....................          --       (11,000)
                                                                  ------       -------
Shares subject to restrictions at December 31, 1997.........      90,000         3,000
                                                                  ======       =======

     Compensation expense recorded during 1997, 1996 and 1995 was $78,000, $275,000 and $318,000, respectively.

     With respect to the performance-based plans, 90,000 shares of common stock issued pursuant to the 1995 stock bonus agreements between the Company and Raymond K. Mason, Jr., Charles J. Franson, and T. Keith Perry are subject to a dispute concerning the validity of their issuance. Management does not believe that this dispute will have a material adverse effect on the Company, although the outcome of the dispute may have an impact on the consideration received by each shareholder in the transaction referred to in Note 20 "Subsequent Event."

     The Company has established a 401(k) employee benefit plan. All employees who have completed at least one year of employment and are at least twenty-one years of age are eligible to participate in the plan. The Company contributes to the plan, on a matching basis, cash equal to $.75 per $1.00 of the employee's contribution, up to a maximum of 5% of compensation. The Company's matching contributions amounted to $243,000, $244,000 and $275,000 during 1997, 1996 and 1995, respectively .

13.  OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     The Company's consolidated balance sheets do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These off-balance-sheet commitments and contingent liabilities at December 31, 1997 and 1996 are as follows:

                                                                  1997       1996
                                                                --------    ------
                                                                (NOTIONAL AMOUNTS
                                                                  IN THOUSANDS)
Commitments to extend credit................................    $105,446    94,930
Standby letters of credit...................................    $  4,279     2,465

     Of the commitments to extend credit presented above, $17,624,000 and $20,814,000 related to construction loan commitments at December 31, 1997 and 1996, respectively.

     Both commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of non-performance of the customer. However, the Company generally uses the same credit and collateral policies and procedures for credit commitments and letters of credit as those used for extensions of credit that are recorded on the consolidated balance sheets. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. The majority of these commitments are generally structured for terms not exceeding one year using floating interest rates.

     To manage its interest rate sensitivity, the subsidiary bank entered into an interest rate swap agreement with an unrelated counterparty on January 10, 1996. The notional amount of the interest rate swap was $40,000,000 on which the subsidiary bank received a fixed rate of interest equal to 5% and paid a floating rate of interest equal to 1 month LIBOR (reset monthly). The term of the interest rate swap was 15 months and expired April 10, 1997. The subsidiary bank made net payments to the counterparty amounting to $52,000 and $178,000 during 1997 and 1996, respectively, which is reflected as a decrease in interest income earned on loans in the consolidated statements of income.

14.  EARNINGS PER SHARE

     The reconciliation between basic and diluted earnings per common share is as follows:

                                                                   1997         1996         1995
                                                                 --------     --------     --------
                                                                 (DOLLARS AND SHARES IN THOUSANDS,
                                                                       EXCEPT PER SHARE DATA)
Basic:
  Net income................................................      $ 902        2,574        2,563
  Preferred stock dividends.................................        (92)        (131)        (139)
                                                                  -----        -----        -----
Net income applicable to common stockholders................      $ 810        2,443        2,424
                                                                  =====        =====        =====
Basic earnings per common share.............................      $ .75         2.30         2.31
                                                                  -----        -----        -----
Average common shares.......................................      1,087        1,062        1,050
                                                                  -----        -----        -----
Diluted:
  Net income applicable to common stockholders..............      $ 810        2,443        2,424
  Dividends on dilutive, convertible preferred stock........         --           --           --
                                                                  -----        -----        -----
Net income applicable to common stockholders................      $ 810        2,443        2,424
                                                                  =====        =====        =====
Diluted earnings per common share...........................      $ .74         2.27         2.25
                                                                  -----        -----        -----
Average common shares.......................................      1,087        1,062        1,050
  Stock bonus award plans...................................          4           15           28
                                                                  -----        -----        -----
Average common shares -- diluted............................      1,091        1,077        1,078
                                                                  =====        =====        =====

15.  RELATED-PARTY TRANSACTIONS

     The subsidiary bank leases office space to an affiliate, in which a director of the Company has an ownership interest. Lease payments by the affiliate to the subsidiary bank were $152,000, $147,000 and $141,000 during 1997, 1996 and 1995, respectively.

     During 1996, an affiliate, in which certain directors and officers of the Company have ownership interests, acquired from the ESOP shares of Company common stock in exchange for cash of approximately $400,000, determined by an appraised value of $34.62 per share. The purpose of this transaction was to provide liquidity to the ESOP to enable it to fund cash distributions to terminated participants.

     During April 1996, an affiliate of the Company redeemed all outstanding shares of its Series A cumulative preferred stock held by the Company in exchange for a promissory note secured by shares of the Company's common stock. All material terms including rate, payment amounts and maturity date remained the same. During 1997, the promissory note was repaid.

16.  REGULATORY MATTERS

     The principal source of cash flow for the parent company is dividends from the subsidiary bank. Payment of dividends by the subsidiary bank is subject to certain regulatory restrictions. The most common restriction limits dividends declared to the subsidiary bank's net profits for the current year, combined with net retained profits for the preceding two years. Payment of dividends is also limited by minimum capital requirements, which the subsidiary bank exceeds. On December 31, 1997, $1,411,000 was available for payment of dividends.

     Banking subsidiaries are required by law to maintain noninterest-bearing deposits to meet reserve requirements. At December 31, 1997, these deposits totaled $3,601,000.

     The Company and the subsidiary bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate actions by regulators that, if undertaken, could have an effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators. Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the Federal Reserve Bank of Atlanta and the Comptroller of the Currency consider the Company to be "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum ratios as set forth in the table. There are no conditions or events that management believes have changed the Company's category.

     The Company's actual capital amounts and ratios are presented below:

                                                               CAPITAL LEVELS
                                            -----------------------------------------------------
                                                                ADEQUATELY
                                                ACTUAL          CAPITALIZED     WELL CAPITALIZED
                                            ---------------   ---------------   -----------------
         AS OF DECEMBER 31, 1997            AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT    RATIO
         -----------------------            -------   -----   -------   -----   --------   ------
                                                           (DOLLARS IN THOUSANDS)
Total risk-based capital (to risk
  weighted assets):(1)
  Consolidated...........................   $42,714   11.53%  $29,646    8.00%  $37,058    10.00%
  Subsidiary Bank........................    45,108   12.16    29,681    8.00    37,101    10.00
Tier 1 capital (to risk weighted
  assets):(1)
  Consolidated...........................    38,124   10.29    14,823    4.00    22,235     6.00
  Subsidiary Bank........................    40,518   10.92    14,840    4.00    22,260     6.00
Tier 1 capital (to average assets):(1)
  Consolidated...........................    38,124    7.00    16,343    3.00    27,239     5.00
  Subsidiary Bank........................    40,518    7.45    16,319    3.00    27,198     5.00

---------------

(1) As defined by the regulations.

                                                               CAPITAL LEVELS
                                            -----------------------------------------------------
                                                                ADEQUATELY
                                                ACTUAL          CAPITALIZED     WELL CAPITALIZED
                                            ---------------   ---------------   -----------------
         AS OF DECEMBER 31, 1996            AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT    RATIO
         -----------------------            -------   -----   -------   -----   --------   ------
                                                           (DOLLARS IN THOUSANDS)
Total risk-based capital (to risk
  weighted assets):(1)
  Consolidated...........................   $43,097   11.80%  $29,209    8.00%  $36,511    10.00%
  Subsidiary Bank........................    43,806   12.01    29,185    8.00    36,481    10.00
Tier 1 capital (to risk weighted
  assets):(1)
  Consolidated...........................    39,644   10.86    14,604    4.00    21,907     6.00
  Subsidiary Bank........................    40,353   11.06    14,592    4.00    21,889     6.00
Tier 1 capital (to average assets):(1)
  Consolidated...........................    39,644    7.00    17,000    3.00    28,333     5.00
  Subsidiary Bank........................    40,353    7.15    16,926    3.00    28,210     5.00

---------------

(1) As defined by the regulations.

17.  COMMITMENTS AND CONTINGENCIES

     The Company's federal income tax returns for the years ended December 31, 1992 through 1995 are currently being examined by the Internal Revenue Service (the "Service"). No adjustments have been proposed at this time; however, the Service has provided the Company with certain "Explanations of Items," which represent the Service's preliminary position and which may ultimately represent proposed adjustments to be included in the Revenue Agent's Report. These items, if asserted in their entirety, include amounts which could increase the Company's taxable income during the tax years under audit by approximately $7.7 million, which would result in a deficiency (including penalties and after-tax interest) of approximately $4.1 million. Management disagrees with the informal position taken by the Service and intends to vigorously defend against it.

     On May 14, 1997, the subsidiary bank entered into an agreement with a third-party vendor to provide data processing services. In June, the Company's Board of Directors notified the Company's stockholders that a consensus had developed among the members of the board of directors that it was in the best interest of the Company and its stockholders to explore the possibility of the Company's sale or merger. On July 1, 1997, the subsidiary bank advised the vendor of the potential sale and instructed it to suspend data processing conversion activities immediately. The vendor claims that payments aggregating approximately $1.7 million are due pursuant to the agreement. Management of the Company disputes this claim and the parties have commenced a dispute resolution process as outlined in the agreement.

     Although the ultimate outcome of these matters is unknown at the present time, management believes that the Company's exposure will not result in a significant adverse impact on the consolidated financial position, liquidity, or results of operations of the Company.

18.  SUPPLEMENTARY INFORMATION

     Components of other expenses in excess of 1% of total interest income and total other income which are not disclosed separately elsewhere, are presented below for each of the respective years.

                                                                 1997     1996     1995
                                                                ------    -----    -----
                                                                 (DOLLARS IN THOUSANDS)
Professional fees...........................................    $3,122    2,078    1,787
Item processing services....................................       535      488      219*
Printing and supplies.......................................       553      542      589
Contingent liabilities......................................     2,247       --*     100*
FDIC/OCC assessments........................................       179*     122*     676

---------------

* Less than 1% of the appropriate threshold.

19.  LEGAL MATTERS

     In the ordinary course of its lending activities, the Company routinely initiates actions to foreclose real estate and other collateral securing its loans. Certain borrowers are defending these actions or have filed counterclaims against the Company. The Company is defending or has been threatened with various other litigation arising from its banking activities. In the opinion of management, these proceedings will not have a significant adverse effect on the Company's financial condition, operations, or liquidity.

20.  SUBSEQUENT EVENT

     On February 18, 1998, SouthTrust Corporation ("SouthTrust"), SouthTrust of Alabama, Inc. and the Company entered into a definitive merger agreement in which SouthTrust will acquire all of the outstanding capital stock of the Company. The transaction is structured as a tax-free, stock-for-stock exchange of approximately 2.157 shares of SouthTrust common stock for each share of Company common stock and will be accounted for as a pooling of interests. The merger is subject to approval by the stockholders of the Company and the receipt of approvals from all appropriate regulatory authorities. The transaction is expected to close during the second or third quarter of 1998.

21.  PARENT COMPANY FINANCIAL INFORMATION

     The following are condensed statements of the financial condition of the parent company at December 31:

                         PARENT COMPANY BALANCE SHEETS

                                                                   1997         1996
                                                                ----------    ---------
                                                                (DOLLARS IN THOUSANDS)
Assets:
  Cash......................................................     $ 3,221        2,291
  Securities available for sale (amortized cost of $95 in
     1997 and 1996).........................................       3,568        3,062
  Investment in subsidiary bank.............................      40,957       40,163
  Loans.....................................................          --        1,021
  Premises and equipment....................................          65          136
  Other assets..............................................         677          797
                                                                 -------       ------
     Total assets...........................................     $48,488       47,470
                                                                 =======       ======
Liabilities:
  Other liabilities.........................................       3,812        1,947
  Notes payable.............................................       3,922        4,344
                                                                 -------       ------
     Total liabilities......................................       7,734        6,291
                                                                 -------       ------
Stockholders' equity........................................      40,754       41,179
                                                                 -------       ------
     Total liabilities and shareholders' equity.............     $48,488       47,470
                                                                 =======       ======

     The operating results of the parent company for the three years ended December 31, are shown below:

                      PARENT COMPANY STATEMENTS OF INCOME

                                                                 1997      1996     1995
                                                                -------    -----    -----
                                                                 (DOLLARS IN THOUSANDS)
Income:
  Income from subsidiary bank:
     Dividends..............................................    $ 4,000    3,750    2,525
     Interest...............................................         42       34       20
  Other operating income....................................         75      389      133
                                                                -------    -----    -----
     Total income...........................................      4,117    4,173    2,678
                                                                -------    -----    -----
Expenses:
  Salaries, wages and related expenses......................        235      839    1,237
  Interest on notes payable.................................        406      436      511
  Other operating expenses..................................      3,548      906      783
                                                                -------    -----    -----
     Total expenses.........................................      4,189    2,181    2,531
                                                                -------    -----    -----
Income before income taxes and equity in undistributed
  income of subsidiaries....................................        (72)   1,992      147
Income tax benefit..........................................        949      647      970
                                                                -------    -----    -----
Income before equity in undistributed income of
  subsidiaries..............................................        877    2,639    1,117
Equity in undistributed income of subsidiaries..............         25      (65)   1,446
                                                                -------    -----    -----
     Net income.............................................    $   902    2,574    2,563
                                                                =======    =====    =====

     The cash flows for the parent company for the three years ended December 31, are shown below:

                    PARENT COMPANY STATEMENTS OF CASH FLOWS

                                                                 1997       1996       1995
                                                                -------    -------    -------
                                                                    (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................    $   902      2,574      2,563
  Adjustments to reconcile net income to net cash provided
     by operating activities:
  Equity in undistributed (earnings) losses of
     subsidiaries...........................................        (25)        65     (1,446)
  Depreciation of premises and equipment....................         16          4         11
  Gain on dispositions of securities available for sale.....         --       (262)        --
  Gain on dispositions of premises and equipment............        (13)        (5)        --
  Amortization of unearned compensation.....................         78        275        318
  Net deferred income tax benefit...........................         (4)       (11)       (26)
  Decrease (increase) in other assets.......................       (130)        13      2,724
  Increase in other liabilities.............................      1,941          3        694
  Other, net................................................         30         11         52
                                                                -------    -------    -------
     Net cash provided by operating activities..............      2,795      2,667      4,890
                                                                -------    -------    -------
Cash flows from investing activities:
  Proceeds from sales of securities available for sale......         --        220        204
  Net decrease in loans.....................................      1,021        248         93
  Purchases of premises and equipment.......................         (7)       (84)        --
  Proceeds from sales of premises and equipment.............         75         79         --
                                                                -------    -------    -------
     Net cash provided by investing activities..............      1,089        463        297
                                                                -------    -------    -------
Cash flows from financing activities:
  Repayments of notes payable...............................       (453)      (697)    (2,070)
  Principal reductions of loans to Employee Stock Ownership
     Plan...................................................         --        197        494
  Repurchases of common stock...............................         --         --       (186)
  Cash dividends paid.......................................     (2,501)    (2,138)    (2,619)
                                                                -------    -------    -------
     Net cash used in financing activities..................     (2,954)    (2,638)    (4,381)
                                                                -------    -------    -------
Net increase in cash and cash equivalents...................        930        492        806
Cash and cash equivalents at the beginning of the year......      2,291      1,799        993
                                                                -------    -------    -------
Cash and cash equivalents at the end of the year............    $ 3,221      2,291      1,799
                                                                =======    =======    =======

                                                                       EXHIBIT A


================================================================================




                          AGREEMENT AND PLAN OF MERGER

                                 by and between

                        American Banks of Florida, Inc.,

                           SouthTrust Corporation and

                           SouthTrust of Alabama, Inc.

                          Dated as of February 18, 1998




================================================================================

                                TABLE OF CONTENTS



                                    ARTICLE I

                               CERTAIN DEFINITIONS

                                   ARTICLE II

                        THE MERGER; EFFECTS OF THE MERGER

2.01.    The Merger..............................................................A-4
         (a)      The Surviving Corporation......................................A-4
         (b)      Effectiveness And Effects Of The Merger........................A-5
         (c)      Certificate Of Incorporation And By-Laws.......................A-5
2.02.    Effective Date And Effective Time.......................................A-5
2.03.    Tax Consequences........................................................A-5

                                   ARTICLE III

                    MERGER CONSIDERATION; EXCHANGE PROCEDURES
3.01.    Merger Consideration....................................................A-5
         (a)      Outstanding Company Common Stock...............................A-5
         (b)      Outstanding Company Preferred Stock............................A-6
         (c)      Outstanding Merger Sub Common Stock............................A-6
3.02.    Rights As Stockholders; Stock Transfers.................................A-6
3.03.    Fractional Shares.......................................................A-6
3.04.    Exchange Procedures.....................................................A-6
3.05.    Dissenting Stockholders.................................................A-7
3.06.    Anti-Dilution Provisions................................................A-7
3.07.    Treasury Shares.........................................................A-8

                                   ARTICLE IV

                             ACTIONS PENDING MERGER
4.01.    Ordinary Course.........................................................A-8
4.02.    Capital Stock...........................................................A-8
4.03.    Dividends, Etc..........................................................A-8
4.04.    Compensation; Employment Agreements; Etc................................A-8
4.05.    Benefit Plans...........................................................A-9
4.06.    Acquisitions And Dispositions...........................................A-9
4.07.    Amendments..............................................................A-9
4.08.    Accounting Methods......................................................A-9
4.09.    Adverse Actions.........................................................A-9
4.10.    Agreements..............................................................A-9

                                    ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
5.01.    Disclosure Schedules...................................................A-10
5.02.    Standard...............................................................A-10
5.03.    Representations And Warranties.........................................A-10

         (a)      Organization, Standing and Authority..........................A-10
         (b)      Shares........................................................A-10
         (c)      Subsidiaries..................................................A-11
         (d)      Corporate Power...............................................A-11
         (e)      Corporate Authority...........................................A-11
         (f)      No Defaults...................................................A-11
         (g)      Financial Reports And SEC Documents...........................A-12
         (h)      Litigation; Regulatory Action.................................A-12
         (i)      Compliance With Laws..........................................A-12
         (j)      Defaults......................................................A-13
         (k)      No Brokers....................................................A-13
         (l)      Employee Benefit Plans........................................A-13
         (m)      Labor Matters.................................................A-14
         (n)      Takeover Laws.................................................A-14
         (o)      Environmental Matters.........................................A-14
         (p)      Tax Treatment.................................................A-14
         (q)      Regulatory Approvals..........................................A-14
         (r)      No Material Adverse Effect....................................A-14
         (s)      Adequacy of Allowance and Other Matters.......................A-14

                                   ARTICLE VI

                                    COVENANTS
6.01.    Best Efforts...........................................................A-16
6.02.    Stockholder Approvals..................................................A-16
6.03.    Registration Statement.................................................A-16
6.04.    Press Releases.........................................................A-17
6.05.    Access; Information....................................................A-17
6.06.    Acquisition Proposals..................................................A-17
6.07.    Affiliate Agreements...................................................A-18
6.08.    Takeover Laws..........................................................A-18
6.09.    No Rights Triggered....................................................A-18
6.10.    Shares Listed..........................................................A-19
6.11.    Regulatory Applications................................................A-19
6.12.    Indemnification; Directors' And Officers' Insurance....................A-19
6.13.    Continuing Employees...................................................A-21
6.14.    Notification Of Certain Matters........................................A-21
6.15.    Certain Modifications; Restructuring Charges...........................A-22
6.16.    Sale of Certain Real Property..........................................A-22
6.17.    Bank Merger............................................................A-22
6.18.    Stock Option Agreement.................................................A-22
6.19.    Compliance with WARN...................................................A-22

                                   ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER
7.01.    Shareholder Vote.......................................................A-23
7.02.    Regulatory Approvals...................................................A-23
7.03.    Third Party Consents...................................................A-23
7.04.    No Injunction, Etc.....................................................A-23
7.05.    Representations, Warranties And Covenants Of Parent....................A-23
7.06.    Representations, Warranties And Covenants Of The Company...............A-23

7.07.    Effective Registration Statement.......................................A-23
7.08.    Tax Opinion............................................................A-24
7.09.    Listing................................................................A-24
7.10.    Pooling Treatment......................................................A-24
7.11.    Escrow of Disputed Shares..............................................A-24
7.12.    Dissent................................................................A-25

                                  ARTICLE VIII

                                   TERMINATION
8.01     Termination............................................................A-25
         (a)      Mutual Consent................................................A-25
         (b)      Breach........................................................A-25
         (c)      Delay.........................................................A-25
         (d)      No Approval...................................................A-25
8.02.    Effect Of Termination And Abandonment..................................A-26

                                   ARTICLE IX

                                  MISCELLANEOUS
9.01.    Survival...............................................................A-26
9.02.    Waiver; Amendment......................................................A-26
9.03.    Counterparts...........................................................A-26
9.04.    Governing Law..........................................................A-26
9.05.    Expenses...............................................................A-26
9.06.    Confidentiality........................................................A-26
9.07.    Notices................................................................A-26
9.08.    Entire Understanding; No Third Party Beneficiaries.....................A-27
9.09.    Headings...............................................................A-27

                  AGREEMENT AND PLAN OF MERGER, dated as of February 18, 1998 (this "Agreement"), by and between American Banks of Florida, Inc. (the "Company"), and SouthTrust Corporation ("Parent") and SouthTrust of Alabama, Inc., a wholly-owned direct subsidiary of Parent ("Merger Sub").

                                   WITNESSETH:

                  WHEREAS, the Boards of Directors of the Company and Parent have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Merger Sub so that Merger Sub is the surviving corporation in the Merger;

                  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

                  WHEREAS, the parties intend that the Merger constitute a "reorganization" within the meaning of Section 368(a) of the Code;

                  NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                               CERTAIN DEFINITIONS

                  As used in this Agreement, the following terms shall have the meanings set forth below:

                  "ABCA" shall have the meaning set forth in Section 2.01(a).

                  "Affiliate" shall have the meaning set forth in Section
         6.07(a).

                  "Agreement" shall have the meaning set forth in the recitals to this Agreement.

                  "ANBF" shall have the meaning set forth in Section 4.03.

                  "Articles of Incorporation" shall have the meaning set forth in Section 4.07.

                  "BCA" shall have the meaning set forth in Section 2.01(b).

                  "By-Laws" shall have the meaning set forth in Section 4.07.

                  "Claim" shall have the meaning set forth in Section 6.12(a).

                  "Code" shall mean the Internal Revenue Code of 1986, as amended.

                  "Company" shall have the meaning set forth in the recitals to this Agreement.

                  "Company Common Stock" shall have the meaning set forth in
         Section 3.01(a).

                  "Company Meeting" shall have the meaning set forth in Section 6.02.

                  "Company Preferred Stock" shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of the Company.

                  "Company Stock" shall mean Company Common Stock and Company Preferred Stock.

                  "Compensation and Benefit Plans" shall have the meaning set forth in Section 5.03(l).

                  "Confidential Memorandum" shall mean the confidential memorandum prepared by Wheat First to assist interested parties in making their evaluation of the Company and sent to such parties between September 5, 1997 and September 15, 1997.

                  "Confidentiality Agreement" shall mean the Confidentiality Agreement, dated September 5, 1997, between the Company (represented by Wheat First) and Parent.

                  "Continuing Employees" shall have the meaning set forth in
         Section 6.13.

                  "Disclosure Schedule" shall have the meaning set forth in
         Section 5.01.

                  "Dissenting Shares" shall have the meaning set forth in
         Section 3.05.

                  "Effective Date" shall have the meaning set forth in Section 2.02.

                  "Effective Time" shall have the meaning set forth in Section 2.02.

                  "Environmental Laws" shall have the meaning set forth in
         Section 5.03(o).

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                  "ERISA Affiliate" shall have the meaning set forth in Section 5.03(l).

                  "Evaluation Material" shall mean all financial statements and other documents provided by the Company directly or through Wheat First to Parent in contemplation of the Merger.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

                  "Exchange Agent" shall have the meaning set forth in Section 3.04(a).

                  "Exchange Fund" shall have the meaning set forth in Section 3.04(a).

                  "Exchange Ratio" shall have the meaning set forth in Section 3.01(a).

                  "FDIC" shall mean the Federal Deposit Insurance Corporation.

                  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

                  "Indemnified Party" shall have the meaning set forth in
         Section 6.12(a).

                  "Liens" shall mean any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

                  "Material Adverse Effect" shall mean with respect to the Company or Parent, respectively, any effect that (i) is material and adverse to the financial position, results of operations or business of the Company and its Subsidiaries taken as a whole, or Parent and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of the Company or Parent, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally,
         (c) actions or omissions of the Company, Parent or Merger Sub taken with the prior written consent of the Company or Parent, as applicable, in contemplation of the transactions contemplated hereby, (d) circumstances affecting banks and their holding companies generally, and (e) the effects of the Merger and compliance with the provisions of this Agreement on the operating performance of such party and its Subsidiaries.

                  "Maximum Amount" shall have the meaning set forth in Section 6.12(c).

                  "Merger" shall have the meaning set forth in the recitals to this Agreement and in Section 2.01(a).

                  "Merger Consideration" shall have the meaning set forth in
         Section 3.01.

                  "Merger Sub" shall have the meaning set forth in the recitals to this Agreement.

                  "Merger Sub Common Stock" shall have the meaning set forth in
         Section 3.01(c).

                  "NASDAQ" shall mean the Nasdaq Stock Market, Inc.'s National Market.

                  "New Certificates" shall have the meaning set forth in Section 3.04(a).

                  "OCC" shall mean the Office of the Comptroller of the Currency.

                  "Old Certificates" shall have the meaning set forth in Section 3.02.

                  "OTS" shall mean the Office of Thrift Supervision.

                  "Parent" shall have the meaning set forth in the recitals to this Agreement.

                  "Parent Common Stock" shall have the meaning set forth in
         Section 3.01(a).

                  "Past Service Credit" shall have the meaning set forth in
         Section 6.13(b).

                  "Pension Plan" shall have the meaning set forth in Section 5.03(l).

                  "Per Share Stock Consideration" shall have the meaning set forth in Section 3.01(a).

                  "Person" or "person" shall mean any individual, bank, corporation, partnership, joint venture, association, joint-stock company, business trust or unincorporated organization.

                  "Previously Disclosed" by a party shall mean information set forth in its Disclosure Schedule.

                  "Proxy Statement" shall have the meaning set forth in Section 6.03.

                  "Registration Statement" shall have the meaning set forth in
         Section 6.03.

                  "Regulatory Authorities" shall have the meaning set forth in
         Section 5.03(h).

                  "Rights" shall mean, with respect to any person, securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, shares of capital stock of such person.

                  "SEC" shall mean the Securities and Exchange Commission.

                  "SEC Documents" shall have the meaning set forth in Section 5.03(g).

                  "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

                  "ST-Bank" shall have the meaning set forth in Section 6.17.

                  "ST PS Plan" shall have the meaning set forth in Section 6.13.

                  "ST Retirement Plan" shall have the meaning set forth in
         Section 6.13.

                  "Subsidiary" and "Significant Subsidiary" shall have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC; provided, that for purposes of Article V, Merger Sub shall be deemed a Significant Subsidiary of Parent.

                  "Surviving Corporation" shall have the meaning set forth in
         Section 2.01(a).

                  "Takeover Laws" shall have the meaning set forth in Section 5.03(n).

                  "Tax Returns" shall have the meaning set forth in Section 5.03(u).

                  "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

                  "Treasury Shares" shall have the meaning set forth in Section 3.01(a).

                  "Wheat First" shall mean Wheat First Securities, Inc., the Company's investment banking firm.

                                   ARTICLE II

                        THE MERGER; EFFECTS OF THE MERGER

                  2.01.    The Merger.

                           (a) The Surviving Corporation. At the Effective Time,
the Company shall merge with and into Merger Sub (the "Merger"), the separate corporate existence of the Company shall cease and Merger Sub shall survive and continue to exist as an Alabama corporation (Merger Sub, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"). Parent may at any time change the method of effecting the combination with the Company (including without limitation the provisions of this Article II) if and to the extent it deems such change to be desirable, including without limitation to provide for a merger of the Company directly into Parent, in which Parent is the surviving corporation; provided, however, that no such change shall (A) alter or change the Merger Consideration, (B) cause the combination to not constitute a "reorganization" within the meaning of Section 368(a) of the Code or (C) materially impede or delay consummation of the transactions contemplated by this Agreement.

                           (b) Effectiveness And Effects Of The Merger. Subject
to the satisfaction or waiver of the conditions set forth in Article VII in accordance with this Agreement, the Merger shall become effective upon the occurrence of both (i) the filing in the Department of State of Florida of articles of merger and (ii) the filing in the Office of the Secretary of State of Alabama of articles of merger, or such later date and time as may be set forth in the articles of merger, in accordance with Section 607.1105 of the Florida Business Corporation Act (the "BCA") and Section 10- 2B-11.05 of the Alabama Business Corporation Act (the "ABCA"). The Merger shall have the effects prescribed in Section 607.1106 of the BCA and Section 10-2B-11.06 of the ABCA.

                           (c) Certificate Of Incorporation And By-Laws. The
certificate of incorporation and by-laws of the Surviving Corporation shall be those of Merger Sub, as in effect immediately prior to the Effective Time.

                  2.02.    Effective Date And Effective Time.

                           Subject to the satisfaction or waiver of the
conditions as set forth in Article VII in accordance with this Agreement, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on (1) the third business day to occur after the last of the conditions set forth in Sections 7.01, 7.02, 7.03 and 7.09 shall have been satisfied or waived in accordance with the terms of this Agreement or (2) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the "Effective Time.

                  2.03.    Tax Consequences.

                           It is intended that the Merger shall qualify as a
reorganization under Section 368(a) of the Code.

                                   ARTICLE III

                    MERGER CONSIDERATION; EXCHANGE PROCEDURES

                  3.01.    Merger Consideration.

                           Subject to the provisions of this Agreement, Parent
shall issue a total of 2,620,188 shares of common stock of Parent (the "Merger Consideration") for all of the issued and outstanding Company Stock. As of the date of this Agreement and assuming the conversion of all of the Company Preferred Stock into the common stock, par value $1.00 per share, of the Company ("Company Common Stock"), a total of 1,214,644.056 shares of Company Common Stock would be issued and outstanding, which total includes 90,000 shares of Company Common Stock (the "Disputed Shares") issued to certain officers and directors of the Company (the "Grantees"), which are the subject of a dispute. The nature of such dispute and the manner for disposing of the Disputed Shares in connection with the transactions contemplated by this Agreement are more fully set forth and described in Section 7.11 hereof. Unless the dispute regarding the Disputed Shares is resolved prior to the Effective Time in a manner consistent with Sections 7.10 and 7.11 hereof, immediately prior to the Effective Time the Disputed Shares will be delivered to the Escrow Agent in accordance with Section 7.11 and will be held and disposed of in accordance with
Section 7.11 and the Escrow Agreement. If the dispute regarding the Disputed Shares is resolved prior to the Effective Time in accordance with Sections 7.10 and 7.11, the consideration which is or would have been applicable to the Disputed Shares will be distributed in accordance with such resolution; provided, however, that if such resolution is that the Disputed Shares shall be canceled and treated as not issued, then such consideration shall be allocated, on a pro rata basis, to increase the amount of Parent Common Stock, the right to receive which the other shares of Common Stock will be converted into pursuant to clause (a) of this Section 3.01.


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                  Subject to the foregoing and Section 7.11 hereof regarding the
Disputed Shares, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or stockholder:

                           (a) Outstanding Company Common Stock. Each share
(excluding (i) shares held by any of the Company's Subsidiaries or by Parent or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted ("Treasury Shares") and (ii) Dissenting Shares) of Company Common Stock, including the Disputed Shares, shall become and be converted into the right to receive 2.157165292 shares (subject to adjustment as set forth herein, the "Exchange Ratio") of common stock (the "Parent Common Stock") of Parent (the "Per Share Stock Consideration"). The parties acknowledge that the Exchange Ratio is calculated before adjustment for Parent's stock split described below, and will be adjusted to reflect such stock split as described in Section 3.06.


                           (b) Outstanding Company Preferred Stock. Each share
of the Company Preferred Stock, excluding any Treasury Shares, issued and outstanding immediately prior to the Effective Time, shall become and be converted into the right to receive the number of shares of Parent Common Stock equal to the product of the Per Share Stock Consideration multiplied by the number of shares of Company Common Stock into which such Preferred Stock was convertible.

                           (c) Outstanding Merger Sub Common Stock. Each share
of the common stock of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding as common stock of the Surviving Corporation.

                  3.02.    Rights As Stockholders; Stock Transfers.

                           At the Effective Time, holders of Company Stock shall
cease to be, and shall have no rights as, stockholders of the Company, other than to receive any dividend or other distribution with respect to such Company Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III (each certificate representing such shares, an "Old Certificate"). After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Company Stock.

                  3.03.    Fractional Shares.

                           Notwithstanding any other provision hereof, no
fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Parent shall pay to each holder of Company Stock who would otherwise be entitled to a fractional share of Parent Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the last sale prices of Parent Common Stock, as reported by NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the five NASDAQ trading days immediately preceding the Effective Date. Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of, and is not a separately bargained for consideration. If more than one certificate representing shares of Company Common Stock shall be surrendered for the account of the same holder, the number of shares of Parent Common Stock for which certificates have been surrendered shall be computed on the basis of the aggregate number of shares represented by the certificates as surrendered.

                  3.04.    Exchange Procedures.

                           (a) At or prior to the Effective Time, Parent shall
deposit, or shall cause to be deposited, with the designated exchange agent (the "Exchange Agent"), for the benefit of the holders of Old Certificates (which for purposes of this Section 3.04 shall include certificates formerly representing shares of Company Preferred Stock), for exchange in accordance with this Article III, certificates representing the shares of Parent Stock ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Company Stock.


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                           (b) As promptly as practicable after the Effective
Date, Parent shall send or cause to be sent to each former holder of record of shares (other than Treasury Shares or Dissenting Shares) of Company Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates for the consideration set forth in this Article III. Parent shall cause the New Certificates into which shares of a stockholder's Company Stock are converted on the Effective Date and any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Stock (or indemnity reasonably satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid on any such cash to be paid pursuant to this Article III upon such delivery.

                           (c) Notwithstanding the foregoing, neither the
Exchange Agent nor any party hereto shall be liable to any former holder of Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                           (d) No dividends or other distributions with respect
to Parent Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Stock converted in the Merger into shares of such Parent Common Stock until the holder thereof shall surrender such Old Certificate in accordance with this Article III. After the surrender of an Old Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Old Certificate.

                           (e) Any portion of the Exchange Fund that remains
unclaimed by the stockholders of the Company for twelve months after the Effective Time shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the shares of Parent Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Stock such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon.

                  3.05.    Dissenting Stockholders.

                           Notwithstanding anything in this Agreement to the
contrary, shares of Company Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the adoption of this Agreement, who are entitled to demand the fair value of such shares of Company Stock under Section 607.1320 of the BCA, and who comply with all of the relevant provisions of such Section (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive Parent Common Stock (unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their dissenters' rights under the
BCA), but shall instead be entitled to all applicable dissenters' rights as are prescribed by the BCA. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenters' rights, such holder's shares of Company Stock shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, Parent Common Stock, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for payment for any Company Stock under Section 607.1320 of the BCA, attempted withdrawals of such demands, and any other instruments served pursuant to the BCA and received by the Company relating to dissenters' rights, and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of dissenters' rights under the BCA. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for payment for Company Stock under Section 607.1320 of the BCA, offer to settle or settle any such demands or approve any withdrawal of any such demands.

                  3.06.    Anti-Dilution Provisions.

                           In the event Parent changes (or establishes a record
date for changing) the number of shares of Parent Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock


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


dividend, recapitalization or similar transaction with respect to the outstanding Parent Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted; in particular, the Exchange Ratio will be proportionately adjusted to take into account the three-for-two stock split recently announced by Parent with a record date of February 13, 1998 and a distribution date of February 26, 1998.

                  3.07.    Treasury Shares.

                           Each of the shares of Company Stock held as Treasury
Shares immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                                   ARTICLE IV

                             ACTIONS PENDING MERGER

                  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, (i) without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed) the Company will not, and will cause each of its Subsidiaries not to, and (ii) without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed) Parent will not, and will cause each of its Subsidiaries not to:

                  4.01.    Ordinary Course.

                           In the case of the Company, conduct its business and
that of its Subsidiaries other than in the ordinary and usual course or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates; and, in the case of the Company and Parent, take any action that would (i) adversely affect the ability of any party to obtain any necessary approvals of any Regulatory Authorities required for the transactions contemplated hereby, or (ii) adversely affect its ability to perform any of its material obligations under this Agreement.

                  4.02.    Capital Stock.

                           In the case of the Company, other than (i) pursuant
to Rights Previously Disclosed in its Disclosure Schedule and currently outstanding as of the date hereof, or (ii) upon conversion of shares of Company Preferred Stock pursuant to the terms thereof, (x) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, any stock appreciation rights or any Rights, (y) enter into any agreement with respect to the foregoing, or (z) permit any additional shares of capital stock to become subject to new grants of employee stock options, stock appreciation rights, or similar stock-based employee rights.

                  4.03.    Dividends, Etc.

                           (a) Make, declare, pay or set aside for payment any
dividend (other than (i) in the case of the Company (A) monthly cash dividends on Company Common Stock in an amount not to exceed the greater of (I) $0.17 per share and (II) the product of the Exchange Ratio multiplied by Parent's then-effective quarterly dividend multiplied by one third, (B) dividends payable on Company Preferred Stock at a rate not exceeding the rate provided for in the terms thereof, and (C) dividends from the Company's wholly-owned subsidiary, American National Bank of Florida ("ANBF") (provided such dividends in amount or frequency are not in contravention of any applicable OCC or other regulations), to the Company and (ii) in the case of Parent, regular cash dividends on Parent Common Stock in accordance with its usual custom and practice, and cash dividends on any other outstanding issues of preferred stock in accordance with terms thereof and dividends from Subsidiaries to Parent or another Subsidiary of Parent, as applicable) on or in respect of, or declare or make any distribution on any shares of its capital stock, or, (b) in the case of the Company only, directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than (1) as Previously Disclosed in its Disclosure Schedule, (2) in the case of the Company, pursuant to the terms of the Company Preferred Stock, or (3) in the ordinary course pursuant to employee benefit plans.


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                  4.04.    Compensation; Employment Agreements; Etc.

                           In the case of the Company and its Subsidiaries,
enter into or amend any written employment, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (i) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) extensions of employee bonus incentive programs or special incentive programs as set forth in the Disclosure Schedule or (iii) other changes as are provided for herein or as may be required by law or to satisfy contractual obligations existing as of the date hereof or additional grants of awards to newly hired employees consistent with past practice or such changes that, either individually or in the aggregate, would not reasonably be expected to result in a material liability to the Company or its Subsidiaries.

                  4.05.    Benefit Plans.

                           In the case of the Company and its Subsidiaries,
enter into or amend (except as may be required by applicable law, to satisfy contractual obligations existing as of the date hereof or, subject to the consent of Parent, which consent shall not be withheld unreasonably, any other amendment) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

                  4.06.    Acquisitions And Dispositions.

                           In the case of the Company (other than by way of
foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), without the consent of Parent, dispose of or discontinue any portion of its assets, business or properties, which is material to it and its Subsidiaries taken as a whole, or acquire all or any portion of, the business or property of any other entity, or sell, transfer or otherwise dispose of those certain 150,000 shares of International Speedway Corp. Class B Stock. Parent will not, and will cause its Subsidiaries not to, make any acquisition or take any other action which would materially adversely affect its ability to consummate the transactions contemplated by this Agreement.

                  4.07.    Amendments.

                           In the case of the Company, amend its amended and
restated articles of incorporation (the "Articles of Incorporation") or its by-laws (the "By-Laws").

                  4.08.    Accounting Methods.

                           Implement or adopt any change in its accounting
principles, practices or methods, other than as may be required by generally accepted accounting principles.

                  4.09.    Adverse Actions.

                           (1) Take any action that would, or is reasonably
likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (2) knowingly take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied or
(z) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law.

                  4.10.    Agreements.

                           Agree or commit to do anything prohibited by Sections
4.01 through 4.09.


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

                                    ARTICLE V

                         REPRESENTATIONS AND WARRANTIES


                  Company and Parent each hereby represents and warrants to the other as follows:

                  5.01.    Disclosure Schedules.

                           On or prior to the date hereof, Parent has delivered
to the Company and the Company has delivered to Parent a schedule (respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of its representations and warranties; provided, that (i) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (ii) the mere inclusion of an item in a Disclosure Schedule shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

                  5.02.    Standard.

                           No representation or warranty of Parent or the
Company contained in Section 5.03 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section 5.03 has had or is expected to have a Material Adverse Effect.

                  5.03.    Representations And Warranties.

                           Subject to Sections 5.01 and 5.02 and except as
Previously Disclosed in its Disclosure Schedule, the Company hereby represents and warrants to Parent, and Parent hereby represents and warrants to the Company, to the extent applicable, in each case with respect to itself and its Subsidiaries, as follows:

                           (a) Organization, Standing and Authority. Such party
is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such party is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for such jurisdiction in which the failure to be so qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such party. It has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

                  (b) Shares. (i) As of the date hereof, the authorized capital stock of the Company consists solely of 2,000,000 shares of Company Common Stock, of which, as of January 31, 1998, 1,183,751 shares were outstanding, 2,000,000 shares of Company Preferred Stock, of which 13,334 shares have been designated as Series A Preferred Stock, of which, as of January 31, 1998, no shares were outstanding, 13,334 shares have been designated as Series B Preferred Stock, of which, as of January 31, 1998, 9,770.534 shares were outstanding, 13,334 shares have been designated as Series C Preferred Stock, of which, as of January 31, 1998, 10,225.266 shares were outstanding, and 13,335 shares have been designated as Series D Preferred Stock, of which, as of January 31, 1998, 10,897.256 shares were outstanding. As of the date hereof, the authorized capital stock of Parent consists solely of 300,000,000 shares of Parent Common Stock, of which, as of September 30, 1997, 100,451,728 shares were outstanding, and 5,000,000 shares of Parent Preferred Stock, of which, as of January 31, 1998, no shares were outstanding. As of the Effective Time, and assuming the conversion of all of the Company Preferred Stock and any other right to acquire Company Common Stock (and assuming for purposes of this Section 5.03(b) that all of the Disputed Shares are outstanding as of the Effective
Time), there would be outstanding 1,214,644.056 shares of Company Common Stock. As of September 30, 1997, no shares of Company Common Stock and 658,115 shares of Parent Common Stock were held in treasury. The outstanding shares of such party's capital stock are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, except as disclosed in the Disclosure Schedule or, in the case of Parent, its SEC Documents, there are no shares of such party's capital stock authorized and reserved for issuance, such party does not have any Rights issued or outstanding with respect to its capital stock, and such party does


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

not have any commitment to authorize, issue or sell any such shares or Rights, except pursuant to this Agreement, as the case may be. Since January 31, 1998, the Company has issued no shares of its capital stock or rights in respect thereof or reserved any shares for such purposes except pursuant to plans or commitments Previously Disclosed in its Disclosure Schedule.

                           (ii)  In the case of the representations and
warranties of Parent: (i) the outstanding shares of Merger Sub Common Stock are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights; and (ii) the shares of Parent Stock to be issued in exchange for shares of Company Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

                           (c)   Subsidiaries. (i) (A) Such party has Previously
Disclosed in its Disclosure Schedule or, in the case of Parent, its SEC Documents, a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) it owns, directly or indirectly at least 99% of the issued and outstanding shares of each of its Significant Subsidiaries, (C) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to it or a Subsidiary of it) by reason of any Rights, (D) there are no contracts, commitments, understandings or arrangements by which any of such Significant Subsidiaries is or may be bound to sell or otherwise transfer any shares of the capital stock of any such Significant Subsidiaries (other than to it or a Subsidiary of it), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such shares (other than to it or a Subsidiary of it), and (F) all of the shares of capital stock of each such Significant Subsidiary held by it or its Subsidiaries are fully paid and (except pursuant to 12 U.S.C. Sec. 55 or equivalent state statutes in the case of bank Subsidiaries) nonassessable and are owned by it or its Subsidiaries free and clear of any Liens.

                           (ii)  In the case of the representations and
warranties of the Company, the Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any shares of any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind.

                           (iii) Each of such party's Significant Subsidiaries
has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of such Significant Subsidiaries has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

                           (d)   Corporate Power. Such party and each of its
Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has (and, in the case of the representations and warranties of Parent, Merger Sub will have as of the Effective Time) the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.


                           (e)   Corporate Authority. Subject to receipt of the
requisite approval by the holders of a majority of Company Common Stock entitled to vote thereon and the requisite vote of the holders of a majority of each class of the Company Preferred Stock entitled to vote thereon (in the case of the Company), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of it, and this Agreement is a legal, valid and binding agreement of it, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).


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                           (f)  No Defaults. Subject to receipt of the
regulatory approvals, and expiration of the waiting periods, referred to in
Section 7.02 and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by it do not and will not (i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its Significant Subsidiaries or to which it or any of its Significant Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under, its articles or certificate of incorporation or by-laws, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license agreement, indenture or instrument.

                           (g)  Financial Reports And SEC Documents. (1) In the
case of the Company, its audited financial statements for the years ended December 31, 1994, 1995, and 1996, and all other financial statements included in the Evaluation Material, the Confidential Memorandum and the other Evaluation Material provided by the Company to Parent, taken as a whole, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the audited financial statements (including related notes and schedules thereto) fairly presents and will fairly present the financial position of the Company as of its date, and each of the statements of income and changes in stockholders' equity and cash flows (including any related notes or schedules thereto) fairly presents and will fairly present the result of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the Company for the periods to which it relates, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments in the case of unaudited statements.

                           (2)  In the case of Parent, its Annual Report on Form
10-K for the fiscal year ended December 31, 1996, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1996 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, in the form filed, or to be filed (collectively, its "SEC Documents"), with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) taken as a whole, did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of Parent as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Parent for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

                           (h)  Litigation; Regulatory Action. (i) No
litigation, claim or other proceeding before any court or governmental agency is pending against it or any of its Subsidiaries except as Previously Disclosed in its Disclosure Schedule and, to the best of its knowledge, no such litigation, claim or other proceeding has been threatened.

                           (ii) Neither it nor any of its Subsidiaries or
properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OCC, the Federal Reserve Board, the FDIC and the OTS) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").


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



                           (iii) Neither it nor any of its Subsidiaries has been
advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

                           (i)   Compliance With Laws. It and each of its
Subsidiaries: (i) in the conduct of its business, is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

                           (ii)  has all permits, licenses, authorizations,
orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and

                           (iii) has received, since December 31, 1996, no
notification or communication from any Regulatory Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization, (C) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance (nor, to its knowledge, do any grounds for any of the foregoing exist) or (D) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions proposed to be effected by it within a certain time period or indefinitely.

                           (j)   Defaults. Neither it nor any of its
Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

                           (k)   No Brokers. No action has been taken by it that
would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding, in the case of the Company, a fee to be paid to Wheat First which has been heretofore disclosed to Parent.

                           (l)   Employee Benefit Plans. (i) Such party's
Disclosure Schedule or, in the case of Parent, its SEC Documents, contains a complete list of all written bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, disability, health and life insurance plans, all other employee benefit and fringe benefit plans, contracts or arrangements and any applicable "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by it or any of its Subsidiaries for the benefit of officers, former officers, employees, former employees, directors, former directors, or the beneficiaries of any of the foregoing (collectively, "Compensation and Benefit Plans").

                           (ii)  True and complete copies of its Compensation
and Benefit Plans, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto have been supplied to the other party.

                           (iii) No material liability under Title IV of ERISA
has been or is reasonably expected to be incurred by it or any of its Subsidiaries or any entity which is considered one employer with it under
Section 4001(a)(15) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). No notice of a "reportable event", within


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the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") of it or any of its Subsidiaries or by any ERISA Affiliate within the past 12 months.

                           (iv) All contributions, premiums and payments
required to be made under the terms of any Compensation and Benefit Plan of it or any of its Subsidiaries have been made. Neither any Pension Plan of it or any of its Subsidiaries nor any single-employer plan of an ERISA Affiliate of it or any of its Subsidiaries has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither it nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                           (v)  Under each Pension Plan of it or any of its
Subsidiaries which is a defined benefit plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation) did not exceed the then current value of the assets of such Plan, and there has been no adverse change in the financial condition of such Plan (with respect to either assets or benefits) since the last day of the most recent Plan year.

                           (m)  Labor Matters. Neither it nor any of its
Subsidiaries is a party to, or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiaries to bargain with any labor organization as to wages and conditions of employment.

                           (n)  Takeover Laws. It has taken all action required
to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium", "control share", "fair price" or other antitakeover laws and regulations (collectively, "Takeover Laws") of the State of Florida in the case of the representations and warranties of the Company.

                           (o)  Environmental Matters. (i) As used in this
Agreement, "Environmental Laws" means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, and all regulations promulgated thereunder, in each case as amended as of the date hereof.

                           (ii) Except for matters which would not be reasonably
expected to result in a Material Adverse Effect: (A) such Party, its Subsidiaries and any property presently owned, leased or operated by any of them are in compliance with all Environmental Laws; (B) there are no claims, notices, civil, criminal or administrative actions, suits, hearings or proceedings pending, or, to the knowledge of such Party, investigations or inquiries threatened, against such Party or its Subsidiaries that are based on or related to any actual or alleged violation of Environmental Laws; and (C) no lien exists, and no condition exists which would reasonably be expected to result in the filing of a lien, against any property of such Party or any of its Subsidiaries under any Environmental Law.

                           (p)  Tax Treatment. As of the date hereof, it is
aware of no reason why the Merger will fail to qualify as a reorganization under
Section 368(a) of the Code.

                           (q)  Regulatory Approvals. The approval of the
following regulatory authorities is necessary to consummate the Merger: the Federal Reserve Board and, possibly, the regulatory authorities of the States in which the Company and its Subsidiaries operate. As of the date hereof, neither of the Company nor Parent is aware of any reason why the approvals of such regulatory authorities will not be received.


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


                           (r)   No Material Adverse Effect. Since December 31,
1996, (i) it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section
5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

                           (s)   Adequacy of Allowance and Other Matters. The
allowances for possible loan losses as shown on the financial statements of the Company as of and for the period ending December 31, 1997 were, and the allowance for possible loan losses to be shown on the financial statements of the Company as of any date subsequent to the execution of this Agreement, will be, adequate to provide for possible losses, net of recoveries as relating to loans previously charged-off, in respect of loans outstanding (including accrued interest receivable) of the Company and its Subsidiaries and other extensions of credit (including letters of credit, or commitments to make loans or extend credit) and each such allowance has been established in accordance with generally accepted accounting principles.

                           (t)   Absence of Undisclosed Liabilities. In the case
of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has any liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, except liabilities which are accrued or reserved against in the financial statements of the Company as of and for the period ended December 31, 1997, or reflected in the notes thereto or otherwise disclosed in the Disclosure Schedule and except for liabilities incurred since such date in the ordinary course of business of the Company. Since December 31, 1997, neither the Company nor any of its Subsidiaries has incurred or paid any liability which would have a Material Adverse Effect on the Company.

                           (u)   Tax Matters. In the case of the Company and its
Subsidiaries:

                           (i)   Each of the Company and its Subsidiaries has
filed all returns, declarations, estimates, information returns, and statements required to be filed under federal, state, local, or any foreign tax laws ("Tax Returns") required to be filed. All Taxes owed by any of the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid. None of the Company and its Subsidiaries currently is the beneficiary of any extension of time within which to file any income Tax Return. No written claim has been made by an authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, which claim is currently pending. There are no liens, encumbrances, charges, or other security interests on any of the assets of any of the Company and its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

                           (ii)  Each of the Company and its bSubsidiaries has
withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, except as set forth in the Disclosure Schedule.

                           (iii) There is no dispute or claim concerning any Tax
Liability of any of the Company and its Subsidiaries either claimed or raised by any authority in writing. The Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to any of the Company and its Subsidiaries for taxable periods ended on or after December 31, 1994, indicates such of those Tax Returns that have been audited, and indicates such of those Tax Returns that currently are the subject of audit. The Company has made available to Parent correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies filed by, relating to, assessed against or agreed to by any of the Company and its Subsidiaries since December 31, 1994.

                           (iv)  None of the Company and its Subsidiaries has
waived any statute of limitations in respect of Taxes, which waiver has not yet expired, or agreed to any extension of time with respect to a Tax assessment or deficiency, which extension is currently in effect.

                           (v)   None of the Company and its Subsidiaries has
filed a consent under Code ss.341(f) concerning collapsible corporations. None of the Company and its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code ss.280G, except as set forth in the Disclosure Schedule. None of the Company and its Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company and its Subsidiaries (A) has been a member of an affiliated group within the meaning of Code ss.1504(a) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any Liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Reg. ss.1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

                           (vi)  The Disclosure Schedule sets forth the
following information with respect to each of the Company and its Subsidiaries as of the most recent practicable date: (A) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess


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

charitable contribution allocable to the Company or any Subsidiary; and (B) the amount of any deferred gain or loss allocable to the Company or any Subsidiary arising out of any "deferred intercompany transaction" as that term is defined in Regulation ss.1.1502-13 of the regulations promulgated under the Code.

                           (v) No Untrue Statements or Omissions. In the case of
the Company, no representation or warranty contained in Article V of this Agreement or in the Disclosure Schedule of the Company contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In the case of Parent, no representation or warranty contained in Article V of this Agreement or in the Disclosure Schedule of Parent contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE VI

                                    COVENANTS

                  The Company hereby covenants to and agrees with Parent, and Parent hereby covenants to and agrees with the Company, that:

                  6.01.    Best Efforts.

                           (a) Subject to the terms and conditions of this
Agreement, it shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto to that end.

                           (b) Notwithstanding anything in this Agreement to the
contrary, each of Parent and the Company shall promptly take, or cause its affiliates to take, if required by or necessary to resolve any objection of the Department of Justice or its staff, the Federal Reserve Board or its staff, any state attorney general or its staff or any other governmental agency, in each case in order to consummate the transactions contemplated hereby, all steps (including executing agreements and submitting to judicial or administrative orders) to secure regulatory approval or government clearance (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other governmental authority), including, without limitation, all steps to make arrangements for or to effect the divestiture of particular assets or deposit liabilities or categories of assets or deposit liabilities or businesses of Parent or any of its affiliates or the Company or any of its Subsidiaries. Each of Parent and the Company represents and warrants that such party's affiliates have full power and authority to effect the transactions contemplated by this
Section 6.01(b).

                  6.02.    Stockholder Approvals.

                           The Company shall take, in accordance with applicable
law, applicable stock exchange or NASDAQ rules and its Articles of Incorporation and By-Laws, all action necessary to convene an appropriate meeting of stockholders of the Company to consider and vote upon the approval of this Agreement and any other matters required to be approved by the Company's stockholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting") as promptly as practicable after the Registration Statement is declared effective. The Board of Directors of the Company shall (subject to compliance with its fiduciary duties as advised by counsel) recommend such approval, and the Company shall take all reasonable lawful action to solicit such approval by its respective stockholders.

                  6.03.    Registration Statement.

                           (a) Each of Parent and the Company agrees to
cooperate in the preparation of a registration statement on Form S-4 (the "Registration Statement") to be filed by Parent with the SEC in connection with the issuance of Parent Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the "Proxy Statement") and all related documents). Provided the Company has cooperated as required above, Parent agrees to file the Registration Statement with the


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

SEC as promptly as practicable, but in no event later than 45 days after the date of this Agreement. Each of the Company and Parent agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Parent also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. The Company agrees to furnish to Parent all information concerning the Company, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

                           (b) Each of the Company and Parent agrees, as to
itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of the Company and Parent further agrees that if it shall become aware prior to the Effective Date of any information that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

                           (c) In the case of Parent, Parent will advise the
Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.



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                  6.04.    Press Releases.

                           It will not, without the prior approval of the other
party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation.

                  6.05.    Access; Information.

                           (a) Upon reasonable notice and subject to applicable
laws relating to the exchange of information, it shall afford the other party and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Effective Date, to all of its properties, books, contracts, commitments and records and, during such period, it shall furnish promptly to such other party and representatives (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it as the other may reasonably request.

                           (b) It will not use any information obtained pursuant
to this Section 6.05 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if this Agreement is terminated, will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement). No investigation by either party of the business and affairs of another shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

                  6.06.    Acquisition Proposals.

                           Without the prior written consent of Parent, the
Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender offer or exchange offer for, or any proposal for the acquisition of a substantial equity interest in, or a substantial portion of the assets of, or any merger or consolidation with, the Company or any of its Significant Subsidiaries; provided, however, that the Board of Directors of the Company, on behalf of the Company, may furnish or cause to be furnished information and may participate in such discussions and negotiations directly or through its representatives if such Board of Directors, after having consulted with and considered the advice of outside counsel, has determined that the failure to provide such information or participate in such negotiations and discussions may cause the members of such Board of Directors to breach their fiduciary duties under applicable laws. The Company shall promptly (within 24 hours) advise Parent of its receipt of any such proposal or inquiry, of the substance thereof, and of the identity of the person making such proposal or inquiry.

                  6.07.    Affiliate Agreements.

                           Set forth in the Disclosure Schedule is a list of
each person that, to the best of the Company's knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of the Company (each, an "Affiliate") as that term is used in Rule 145 under the Securities Act. Simultaneously with the execution of this Agreement, each Affiliate has executed and delivered to Parent an affiliate agreement in the form attached hereto as Exhibit 6.07.

                  6.08.    Takeover Laws

                           No party shall take any action that would cause the
transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect, that purport to apply to this Agreement or the transactions contemplated hereby or thereby.

                  6.09.    No Rights Triggered.


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


                           Each of Company and Parent shall take all steps
necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, except as disclosed in the Disclosure Schedule, do not and will not result in the grant of any rights to any person (i) under its articles or certificate of incorporation or by-laws, or (ii) under any material agreement to which it or any of its Subsidiaries is a party.

                  6.10.    Shares Listed.

                           In the case of Parent, Parent shall use its best
efforts to list, prior to the Effective Date, on NASDAQ, upon official notice of issuance, the shares of Parent Common Stock to be issued to the holders of Company Stock in the Merger.

                  6.11.    Regulatory Applications.

                           Parent and the Company and their respective
Subsidiaries shall cooperate and use their respective best efforts (i) to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, any such approvals or authorizations required by the Federal Reserve Board, and the regulatory authorities of the States in which the Company and its Subsidiaries operate, and (ii) to cause the Merger to be consummated as expeditiously as practicable. Provided the Company has cooperated as required above, Parent agrees to file the requisite applications to be filed by it with the Federal Reserve Board, and the regulatory authorities of the States in which the Company and its Subsidiaries operate as promptly as practicable, but in no event later than 30 days after the date of this Agreement. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Regulatory Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

                  Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Regulatory Authority.

                  6.12.    Indemnification; Directors' And Officers' Insurance.

                           (a) In the event of any threatened or actual claim,
action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer, employee, agent or fiduciary of the Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee or agent of the Company, any of its Subsidiaries or any of their respective predecessors, or was prior to the Effective Time serving at the request of the Company, any of its Subsidiaries or any of their respective predecessors as a director, officer or employee of another corporation, partnership, trust or other enterprise,] or (ii) this Agreement, or any of the transactions contemplated hereby and all actions taken by an Indemnified Party in connection herewith, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such


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


advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense, or counsel for the Indemnified Parties advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and Parent shall pay the fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (3) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent thereof; provided, that the failure to so notify shall not affect the obligations of Parent under this Section 6.12 except (and only) to the extent such failure to notify materially prejudices Parent. Parent's obligations under this Section 6.12 shall continue in full force and effect for a period of six
(6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such claim.

                           (b) Without limiting any of the obligations under
paragraph (a) of this Section 6.12, Parent agrees that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in the Articles of Incorporation or By-Laws or in the similar governing documents of any of the Company's Subsidiaries as in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; provided further, however, that nothing contained in this Section 6.12(b) shall be deemed to preclude the liquidation, consolidation or merger of the Company or any Company Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against Parent. Nothing contained in this Section 6.12(b) shall be deemed to preclude any rights to indemnification or limitations on liability provided in the Articles of Incorporation or By-Laws or the similar governing documents of any of the Company's Subsidiaries with respect to matters occurring subsequent to the Effective time to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary.

                           (c) Parent shall use its reasonable best efforts (and
the Company and its Subsidiaries shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time all existing directors' and officers' liability insurance policy or policies of the Company and its Subsidiaries (provided, that Parent may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or
(ii) with the consent of the Company given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Parent shall not be obligated to make premium payments for such six-year period in respect of such policy or policies (or coverage replacement of such policy) which exceed, for the portion related to the Company's and its Subsidiaries' directors and officers, 200% of the annual premium payments with respect to the Company's and its Subsidiaries' current policy or policies in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

                           (d)  In the event Parent or any of its successors or
assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.12.

                           (e)  The provisions of this Section 6.12 are intended
to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her successors, heirs and representatives.

                  6.13.    Continuing Employees.

                           To the extent permitted by applicable law, from and
after the Effective Time, the employees of the Company and its Subsidiaries who are continuing employees of Parent or its Subsidiaries (including the Company and its Subsidiaries) (the "Continuing Employees") shall be entitled to participate in Parent's employee benefit plans, including welfare and fringe benefit plans but excluding the SouthTrust Corporation Revised Retirement Income Plan (the "ST Retirement Plan") and the SouthTrust Corporation Employees' Profit Sharing Plan (the "ST PS Plan"), on the same basis and subject to the same conditions as are applicable to any newly employed, comparably situated employee of Parent or a Subsidiary; provided, however, that

                           (a)  with respect to Parent's group medical benefits
plan, each Continuing Employee shall be credited for eligible expenses incurred by such Continuing Employee and his or her dependents (if applicable) under the Company group medical benefits plan during the calendar year including the Effective Date for purposes of satisfying the deductible provisions under Parent's group medical benefits plan for such current year, and all waiting periods under said plans and preexisting conditions or exclusions shall be waived with respect to all Continuing Employees and their dependents; and

                           (b)  credit for each such Continuing Employee's past
service with Company and its Subsidiaries prior to the Effective Time ("Past Service Credit") shall be given for purposes of:

                           (i)  determining vacation and sick leave benefits and
accruals in accordance with the established policies of Parent; and

                           (ii) establishing eligibility for participation in
such employee benefit plans and for purposes of determining the scheduling of vacations and other determinations which are based on length of service; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, Past Service Credit shall not be given to any such employee for purposes of establishing eligibility in the 1990 discounted stock plan of Parent.

                           From and after January 1 following the Effective
Time, for purposes of determining eligibility to participate in, and vesting in accrued benefits under, both the ST Retirement Plan and the ST PS Plan, employment of a Continuing Employee by Company and the Company Significant Subsidiaries shall be credited as if it were employment by Parent, but such service shall not be credited for purposes of determining benefit accrual under the ST Retirement Plan. Parent also shall cause the Surviving Corporation and its Subsidiaries to assume and agree to perform the Company's obligations under all employment, severance, consulting and other compensation contracts disclosed in the Company Disclosure Schedule, including without limitation the Company Employee Severance Protection Plan and the Retention and Severance Agreements between the Company and certain of its Employees.

                           (c)  The parties agree that appropriate steps shall
be taken to terminate the Company's 401(k) Profit Sharing Plan as of a date immediately prior to the Effective Time.


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


                  6.14.    Notification Of Certain Matters.

                           Each of the Company and Parent shall give prompt
notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

                  6.15.    Certain Modifications; Restructuring Charges.

                           Following the execution of this Agreement, Parent and
the Company will consult with respect to (i) their loan, accrual, reserve, litigation and real estate evaluation policies and practices (including loan classifications and levels of reserves) and (ii) the character, amount and timing of any restructuring charges to be taken by each of Parent and the Company (and their respective Subsidiaries) in connection with such matters or otherwise in connection with the transactions contemplated by this Agreement, including (a) any charge in respect to the write-off or write-down of any asset,
(b) any reserve or other charge relating to the fees and expenses of advisors and other third parties in connection with the transactions contemplated by this Agreement, (c) any reserve or other charge relating to severance, termination and retirement payments in connection with the transactions contemplated by this Agreement, (d) any reserve or other charge relating to Taxes, or any contractual or other liability of the Company and its Subsidiaries, including any liability incurred by the Company and its Subsidiaries in a fiduciary capacity, and (e) any other appropriate accounting adjustments. Parent and the Company hereby acknowledge and agree that the decision to effect any change described above, including the timing and amount thereof, shall be subject to the mutual agreement of Parent and the Company; provided, that no action shall be taken pursuant to this Section 6.15 unless such action is consistent with generally accepted accounting principles. Notwithstanding anything to the contrary set forth above, the warranties, representations, covenants and agreements of the Company and its Subsidiaries and the conditions to consummation of the Merger, contained in this Agreement, shall not be deemed to be untrue, or breached or otherwise affected in any respect, as a consequence of any action taken pursuant to this Section 6.15.

                  6.16.    Sale of Certain Real Property.

                           The Company shall, and shall cause its Subsidiaries
to, prior to the Effective Time, use their best efforts to sell the real property set forth in Exhibit 6.16 to a third party on terms and conditions satisfactory to Parent.

                  6.17.    Bank Merger.

                           It is anticipated that following consummation of the
transactions contemplated by this Agreement, Parent will cause the banking subsidiary of the Company, ANBF, to be merged with and into the banking subsidiary of Parent, SouthTrust Bank, National Association ("ST Bank"). The Company agrees to take such action as is reasonably requested by Parent, including execution promptly after the date hereof of an appropriate bank merger agreement and approval thereof by the Board of Directors of ANBF, to cause such merger to become effective after consummation of the transactions contemplated by this Agreement; provided, however, that consummation of the transactions contemplated by this Agreement shall not be contingent upon the consummation of such bank merger and, except as set forth in this Section 6.17, the obligations of the Company contained in this Agreement shall be unaffected by such bank merger and the transactions contemplated thereby.

                  6.18.    Stock Option Agreement.

                           The Company shall have entered into the Stock Option
Agreement, in the form attached hereto as Exhibit 6.18.

                  6.19.    Compliance with WARN.

                           The Company agrees to cooperate with Parent to
provide any notices that may be required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. ss.ss. 2101, et seq. ("WARN") with respect to employees of the Company or its Subsidiaries whose termination is subject to WARN.



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
                                   ARTICLE VII


                    CONDITIONS TO CONSUMMATION OF THE MERGER

                  The obligations of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following:

                  7.01.    Shareholder Vote.

                           Approval of the Plan of Merger contained in this
Agreement by the requisite vote of the stockholders of the Company.

                  7.02.    Regulatory Approvals.

                           All regulatory approvals required to consummate the
transactions contemplated hereby, including, without limitation, those specified in Section 5.03(q), shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

                  7.03.    Third Party Consents.

                           All consents or approvals of all persons (other than
Regulatory Authorities) required for the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent.

                  7.04.    No Injunction, Etc.

                           No order, decree or injunction of any court or agency
of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of any of the transactions contemplated hereby; provided, however, that each of Parent and the Company shall have used its best efforts to prevent any such rule, regulation, injunction, decree or other order, and to appeal as promptly as possible any injunction, decree or other order that may be entered, including, without limitation, by proffering its willingness to accept an order embodying any arrangement required to be made by such party pursuant to Section 6.01(b) of this Agreement (and notwithstanding anything in this Section 7.04 to the contrary, no terms, conditions or provisions of an order embodying such an arrangement shall constitute a basis for such party asserting nonfulfillment of the conditions contained in this Section 7.04).

                  7.05.    Representations, Warranties And Covenants Of Parent.

                           In the case of the Company's obligations: (i) each of
the representations and warranties contained herein of Parent shall be true and correct as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 5.02, (ii) each and all of the agreements and covenants of Parent to be performed and complied with pursuant to this Agreement on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and (iii) the Company shall have received a certificate signed by the Chief Financial Officer of Parent, dated the Effective Date, to the effect set forth in clauses (i) and (ii) of this
Section 7.05.

                  7.06.    Representations, Warranties And Covenants Of The
Company.

                           In the case of Parent's obligations: (i) each of the
representations and warranties contained herein of the Company shall be true and correct as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 5.02, (ii) each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and (iii) Parent shall have received a certificate signed by the Chief Financial Officer of the Company, dated the Effective Date, to the effect set forth in clauses (i) and
(ii) of this Section 7.06.


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


                  7.07.    Effective Registration Statement.

                           The Registration Statement shall have become
effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

                  7.08.    Tax Opinion.

                           Parent and the Company shall have received an opinion
from Bradley, Arant, Rose & White LLP or such other tax counsel as is reasonably acceptable to the Company and Parent, dated as of the Effective Date, to the effect that, if the Merger is consummated in accordance with the terms of this Agreement the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon representations and covenants including those contained in certificates of officers of Parent, the Company and Merger Sub and others, which representations and covenants are in form and substance reasonably satisfactory to such counsel.

                  7.09.    Listing.

                           The shares of Parent Stock issuable pursuant to this
Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

                  7.10.    Pooling Treatment.

                           The Company shall not have taken any actions not
contemplated by the terms hereof that would prevent the Merger from qualifying for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with, and as contemplated by, the terms of this Agreement. Resolution of the dispute between Raymond K. Mason, Jr., T. Keith Perry and Charles J. Franson, and Raymond K. Mason, Sr. shall be conducted as contemplated by the terms hereof.

                  7.11.    Escrow of Disputed Shares.

                           In the case of the Parent's obligations: immediately
prior to the Effective Time, and provided that the issues relating to the Disputed Shares have not been resolved earlier in a manner that would not conflict with the provisions of Sections 7.10 and 7.11 hereof, an escrow agreement (the "Escrow Agreement") shall be executed among the Company, Raymond
K. Mason, Sr. and the Grantees, the Disputed Shares shall be transferred to an independent third party (the "Escrow Agent") selected by the parties to act as escrow agent pursuant to the Escrow Agreement, and, as of the Effective Time, Parent shall exchange shares of Parent Common Stock for the Disputed Shares at the Exchange Ratio.

                           The form and substance of the Escrow Agreement shall
be agreed to by the Grantees, Raymond K. Mason, Sr. and Parent on or before ten
(10) days following the execution and delivery of this Agreement, and shall provide that (i) the resolution of all issues relating to the Disputed Shares shall be determined by award of an arbitrator or a final, nonappealable decision of a court of proper jurisdiction, as determined by and selected by the mutual agreement of Grantees and Raymond K. Mason, Sr., (ii) the Grantees and Raymond
K. Mason, Sr. may submit to the arbitrator or court their respective views regarding the proper manner of resolving the issues relating to the Disputed Shares, including the resolutions which are more preferable to the Grantees and Raymond K. Mason, Sr., as the case may be, and (iii) all issues respecting the Disputed Shares shall be resolved by decision of the arbitrator or court, which decision shall be final and binding on the Company, Raymond K. Mason, Sr. and the Grantees, and such issues shall not be resolved by a consensual settlement between Raymond K. Mason, Sr. and the Grantees. In addition, the Escrow Agreement shall contain such additional terms and provisions as are customary in agreements of such type, shall not contain any provisions which in Parent's opinion would be inconsistent with accounting for the transactions contemplated by the Agreement as a pooling of interests, and must otherwise be acceptable to Parent. Parent shall have the right to terminate this Agreement if the form and substance of the Escrow Agreement have not been agreed to within such ten (10) day period.

                  In addressing the disposition of the Disputed Shares, the Escrow Agreement shall further provide:

                           (i) In the event that it is determined that the
issuance of all of the Disputed Shares


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


to the Grantees is valid, the shares of Parent Common Stock exchanged for the Disputed Shares and transferred to the Escrow Agent pursuant to the Escrow Agreement shall be released to the Grantees in the proportion to which the Grantees are entitled to the Disputed Shares.

                           (ii)  In the event that it is determined that the
Grantees are entitled to some number of Disputed Shares less than 90,000, an appropriate number of shares of Parent Common Stock shall be released to the Grantees and the remaining shares of Parent Common Stock shall be released, on a pro rata basis and after adjusting for the release of the Parent Common Stock to the Grantees pursuant to this Subparagraph (b), to the shareholders of the Company.

                           (iii) In the event that it is determined that the
Grantees are entitled to none of the Disputed Shares, then all of the shares of Parent Common Stock shall be released, on a pro rata basis and after adjusting for the release of the Parent Common Stock pursuant to this Subparagraph (c), to the shareholders of the Company.Only whole shares of Parent Common Stock shall be released by the Escrow Agent in accordance with the foregoing provisions. In the event that the Grantees or the shareholders of the Company are entitled to receive a fractional interest in shares of Parent Common Stock, the Escrow Agent shall pay to the Grantees or the shareholders of the Company, out of the proceeds derived by the Escrow Agent from the sale of a portion of the Parent Common Stock, an amount in cash determined in accordance with Section 3.03 of the Agreement.

                  7.12.    Dissent.

                           In the case of Parent, the holders of not more than
5% of Company Common Stock, after giving effect to the conversion of Company Preferred Stock, shall have taken appropriate steps to dissent from the Merger.It is specifically provided that a failure to satisfy any of the conditions set forth in Section 7.06 shall only constitute conditions if asserted by Parent, and a failure to satisfy any of the conditions set forth in
Section 7.05 shall only constitute a condition if asserted by the Company.

                                  ARTICLE VIII

                                   TERMINATION

                  8.01     Termination.

                           This Agreement may be terminated, and the Merger may
be abandoned:

                           (a) Mutual Consent. At any time prior to the
Effective Time, by the mutual consent of Parent and the Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

                           (b) Breach. At any time prior to the Effective Time,
by Parent or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

                           (c) Delay. At any time prior to the Effective Time,
by Parent or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by December 31, 1998, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).


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



                           (d) No Approval. By the Company or Parent, if its
Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of the Federal Reserve Board required for consummation of the Merger and the other transactions contemplated by the Merger shall have been denied by final nonappealable action of such Regulatory Authority; provided, that the party seeking termination shall have complied fully with its obligations under Section 6.01(b) of the Agreement or
(ii) the stockholder approval required by Section 7.01 herein is not obtained at the Company Meeting.

                  8.02.    Effect Of Termination And Abandonment.

                           In the event of termination of this Agreement and the
abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.01, (ii) under the Confidentiality Agreement and (iii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

                                   ARTICLE IX

                                  MISCELLANEOUS

                  9.01.    Survival.

                           All representations, warranties, agreements and
covenants contained in this Agreement shall not survive the Effective Time or termination of this Agreement if this Agreement is terminated prior to the Effective Time; provided, however, that if the Effective Time occurs, the agreements of the parties in Sections 6.12, 6.13, 6.14, 6.19, 9.01, 9.04 and
9.08 shall survive the Effective Time, and if this Agreement is terminated prior to the Effective Time, the agreements of the parties in Sections 6.05(b), 8.02, 9.01, 9.02, 9.04, 9.05, 9.06, 9.07 and 9.08, shall survive such termination.

                  9.02.    Waiver; Amendment.

                           Prior to the Effective Time, any provision of this
Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement, except that, after the Company Meeting the consideration to be received by the stockholders of the Company for each share of Company Stock shall not thereby be decreased. Prior to submission of this Agreement for approval by the stockholders of the Company, Parent shall supplement this Agreement by specifying the name of Merger Sub and may make such amendments as are permitted by Section 2.01 and the Company's Board of Directors shall approve the supplements and amendments specified in this sentence.

                  9.03.    Counterparts.

                           This Agreement may be executed in one or more
counterparts, each of which shall be deemed to constitute an original.

                  9.04.    Governing Law.

                           This Agreement shall be governed by, and interpreted
in accordance with, the laws of the State of Florida, without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of Federal law govern).

                  9.05.    Expenses.

                           Each party hereto will bear all expenses incurred by
it in connection with this Agreement and the transactions contemplated hereby, except that printing expenses and SEC registration fees shall be borne by Parent.

                  9.06.    Confidentiality.


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


                           Each of the parties hereto and their respective
agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith in accordance, and subject to the limitations of, the Confidentiality Agreement.

                  9.07.    Notices.

                           All notices, requests and other communications
hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

         If to Parent, to:
                           SouthTrust Corporation
                           P.O. Box 2554
                           Birmingham, Alabama 35290
                           Attn.:  Alton E. Yother, Senior Vice President
                           Fax:  (205) 254-6695


         With a copy to:
                           C. Larimore Whitaker, Esq.
                           Bradley Arant Rose & White LLP
                           2001 Park Place, Suite 1400
                           Birmingham, Alabama 35203 Fax:  (205) 521-8800


         If to the Company, to:
                           American Banks of Florida, Inc.
                           2031 Hendricks Avenue
                           Jacksonville, Florida  3220
                           Attn.:  Raymond K. Mason, Jr., President
                           Fax:  (904) 396-8306

         With copies to:
                           Allen I. Isaacson, P.C.
                           Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                           New York, New York  10004
                           Fax:  (212) 859-8587

         and:
                           Luther F. Sadler, Jr., Esq.
                           Foley & Lardner
                           The Greenleaf Building
                           200 Laura Street P.O. Box 240
                           Jacksonville, Florida  32201-0240
                           Fax:  (904) 359-8700

                  9.08.    Entire Understanding; No Third Party Beneficiaries.

                           Except for the Confidentiality Agreement, which shall
remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersede any and all other oral or written agreements heretofore made. Except for Sections 6.12 and 6.13, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties



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


hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  9.09.    Headings.

                           The headings contained in this Agreement are for
reference purposes only and are not part of this Agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.


                                    AMERICAN BANKS OF FLORIDA, INC.


                                    By: /s/ RAYMOND K. MASON, JR.
                                        --------------------------------
                                        Name:   Raymond K. Mason, Jr.
                                        Title:  President


                                    SOUTHTRUST CORPORATION


                                    By: /s/ FREDERICK W. MURRAY, JR.
                                        --------------------------------
                                        Name:   Frederick W. Murrary Jr.
                                        Title:  Executive Vice President


                                    SOUTHTRUST OF ALABAMA, INC.


                                    By: /s/ FREDERICK W. MURRAY, JR..
                                        --------------------------------
                                        Name:   Frederick W. Murray, Jr.
                                        Title:  President

                                                                       EXHIBIT B

                             STOCK OPTION AGREEMENT


                  This STOCK OPTION AGREEMENT, dated as of February 18, 1998 (the "Agreement"), is by and between American Banks of Florida, Inc. ("Issuer"), and SouthTrust Corporation, a Delaware corporation ("Grantee").

                  WHEREAS, Issuer and SouthTrust of Alabama, Inc., an Alabama corporation and a wholly-owned subsidiary of Grantee ("ST-Sub"), have entered into an Agreement and Plan of Merger dated as of February 18, 1998 and joined in by Grantee (the "Merger Agreement"), providing for, among other things, the merger of Issuer with and into ST-Sub, with ST-Sub as the surviving corporation; and

                  WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

         1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

         2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 236,853 shares (the "Option Shares") of Common Stock of Issuer, par value $1.00 per share ("Issuer Common Stock"), at a purchase price per Option Share (the "Purchase Price") equal to $131.99; provided, however, that in no event shall the number of shares of Issuer Common Stock for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock. The number of shares of Issuer Common Stock that may be received upon the exercise of the Option and the Purchase Price are subject to adjustment as herein set forth.

         3.       Exercise of Option.

         (a) Provided that (i) Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of the Option Shares issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or in part, at any time and from time to time, but only following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force or effect upon the earlier to occur of (A) the Effective Time of the Merger, (B) termination of the Merger Agreement in accordance with the terms thereof before the occurrence of a Purchase Event or Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee pursuant to Section 10.1(d) (an "Issuer Default Termination")); (C) the close of business on the 365th day after the occurrence of an Issuer Default Termination; and (D) the close of business on the 365th day after termination of the Merger Agreement (other than an Issuer Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event (hereinafter sometimes referred to as the "Termination Date"); provided that any purchase of Option Shares upon exercise of the Option shall be subject to compliance with applicable law and any required Consent of any Regulatory Authority including, without limitation, the Bank Holding Company Act of 1956 (the "BHCA"). The rights set forth in Section 8 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

         (b) As used herein, a "Purchase Event" means any of the following events:

                  (i) After the date of this Agreement, without Grantee's prior written consent, Issuer shall have authorized, recommended, or entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction (as defined below). As used herein, the term

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         "Acquisition Transaction" shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its subsidiaries (other than transactions solely between Issuer's subsidiaries), (B) the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its subsidiaries representing in either case 15% or more of the consolidated assets of Issuer and its subsidiaries or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its significant subsidiaries; or

                  (ii) Any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more (or, if such person or group is the beneficial owner of 20% or more on the date hereof, such person or group acquires an additional 5% or more) of the voting power of Issuer or any of its significant subsidiaries.

         (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

                  (i) Any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively); or

                  (ii) The holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case, after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under Florida banking or corporate law or any other applicable law seeking approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

         (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

         (e) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) subject to the next sentence, a place and date not earlier than three business days nor later than 15 business days after the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or consent of any regulatory authority is required in connection with such purchase, then, notwithstanding the prior occurrence of the Termination Date, the Closing Date shall be extended for such period as shall be necessary to enable such prior notification or consent to occur or to be obtained (and the expiration of any mandatory waiting period). Issuer shall cooperate with Grantee in the filing of any applications or documents necessary to obtain any required consent or in connection with any required prior notification and the Closing shall occur immediately following receipt of such consent (or the filing of any such prior notification and the expiration of any mandatory waiting periods).

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         4.       Payment and Delivery of Certificates.

         (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified herein.

         (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in
Section 4(a) above, (i) Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no preemptive rights, and (B) if the Option is exercised in part only, an executed, new Stock Option Agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

         (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF FEBRUARY 18, 1998. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Grantee shall have delivered to Issuer an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

         (d) Upon the giving by Grantee to Issuer of the written notice of exercise of the Option provided for under Section 3(e), the tender of the applicable purchase price in immediately available funds and the tender of this Agreement to Issuer, Grantee shall be deemed to be the holder of record of the shares of Issuer Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then be actually delivered to Grantee. Issuer shall pay all expenses, and any and all United States federal, state, and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section in the name of the Grantee or its assignee, transferee, or designee.

         (e) Issuer agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by amendment to its Certificate or Articles of Incorporation or Bylaws or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying (if applicable) with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. ss. 18a and regulations promulgated thereunder and (B) in the event, under any federal or state law, prior notice to or Consent of any Regulatory Authority is necessary before the Option may be exercised, cooperating fully with Grantee in preparing any required application or notice and providing such information to such Regulatory Authority as such Regulatory Authority may require) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of the Issuer Common Stock pursuant hereto, and (iv) promptly to take all action provided herein to protect the rights of Grantee against dilution.

         5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:


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         (a)      Due Authorization. Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

         (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including any preemptive right of any shareholder of Issuer, but subject to the voting restrictions contained in the Certificate of Incorporation of Issuer.

         (c) No Violation. Except as disclosed pursuant to the Merger Agreement, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provisions of the Certificate of Incorporation or by-laws of Issuer or any subsidiary of Issuer or, subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or any subsidiary of Issuer or their respective properties or assets which violation would have a material adverse effect on the business, assets, operations, financial condition or results of operation of Issuer on a consolidated basis.

         6. Representations and Warrants of Grantee. Grantee hereby represents and warrants to Issuer that:

         (a) Due Authorization. Grantee has all requisite corporate power and authority to enter to this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the translations contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

         (b) Purchase Not for Distribution. This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

         7.       Adjustment upon Changes in Capitalization, etc.

         (a) In the event of any change in Issuer Common Stock by reason of a stock dividend stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a)), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

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         (b)      In the event that, prior to the Termination Date, Issuer shall enter into an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that, upon consummation of any such transaction and upon the terms and conditions set forth herein, Grantee shall receive for each Option Share with respect to which the Option has not been exercised an amount of consideration in the form and equal to the per share amount of consideration that would be received by the holder of one share of Issuer Common Stock less the Purchase Price (the "Net Consideration") (and, in the event an election or similar arrangement with respect to the type of consideration to be received by holders of Issuer Common Stock, subject to the foregoing, proper provision shall be made so that the Grantee would have the same election or similar rights as would the holder of the number of shares of Issuer Common Stock for which the Option is then exercisable).

         8.       Repurchase at the Option of Grantee.

         (a) Subject to the last sentence of Section 3(a), at the request of Grantee at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending at the close of business 365 days thereafter, Issuer shall repurchase from Grantee the Option and all shares of Issuer Common Stock purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its rights under this Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

                  (i) The aggregate Purchase Price paid by Grantee for any shares of Issuer Common Stock acquired pursuant to complete or partial exercise of the Option with respect to which Grantee then has beneficial ownership;

                  (ii) The excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

                  (iii) The excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Grantee then has beneficial ownership, multiplied by the number of such shares.

         (b) If Grantee exercises its rights under this Section 8, Issuer shall, within ten (10) business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and contemporaneously with such payment Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or consent of any regulatory authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, or Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify Grantee and thereafter deliver from time to time, and as permitted by applicable law or regulation, that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying within five business days after the date on which Issuer is no longer prohibited; provided, however, that if Issuer at any time is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Grantee the Section 8 Repurchase

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



Consideration, in full (and Issuer hereby undertakes to use its best efforts to obtain all required consents of regulatory authorities and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Grantee may, at its option, revoke its request that Issuer repurchase the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Grantee that portion of the Section 8 Repurchase Consideration that Issuer is not prohibited from delivering; and (ii) deliver, to the Grantee either (A) a new Stock Option Agreement evidencing the right of Issuer to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Section 8 Repurchase Consideration less the portion thereof theretofore delivered to the Grantee and the denominator of which is the Section 8 Repurchase Consideration, or (B) a certificate for the Option Shares it is then prohibited from repurchasing.

         Notwithstanding anything herein to the contrary, all of Grantee's rights under this Section 8 shall terminate on the Termination Date pursuant to
Section 3(a).

         (c) For purposes of this Agreement, the "Applicable Price" means the highest of: (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i) below; (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) above; or (iii) the highest last sales price per share of Issuer Common Stock quoted on any national securities exchange (including the NASDAQ - National Market System) (or if Issuer Common Stock is not quoted on any such national securities exchange, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee) during the sixty (60) business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking form selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

         (d) As used herein, a "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) above shall be consummated.

         9.       Registration Rights.

         (a) Demand Registration Rights. Issuer shall, subject to the conditions of subparagraph (c) below, if requested by Grantee, as expeditiously as possible prepare and file a registration statement under the Securities Act (or similar document under analogous bank securities regulations) if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

         (b) Additional Registration Rights. If Issuer at any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Act in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to Grantee (and any permitted transferee) of its intention to do so and, upon the written request of Grantee (or any such permitted transferee of Grantee) given within 30 days after receipt of any such notice (which request shall specify the number of shares

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of Issuer Common Stock intended to be included in such underwritten public offering by Grantee (or such permitted transferee)), Issuer will cause all such shares, the holders of which shall have requested participation in such registration, to be so registered and included in such underwritten public offering; provided, that the Issuer may elect not to cause all of the shares for which the Grantee has requested participation in such registration to be registered and included in such underwritten public offering if the underwriters, for good business reasons and in good faith, object to such inclusion.

         (c) Conditions to Required Registration. Issuer shall use all reasonable efforts to cause each registration statement referred to in subparagraph (a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, provided, however, Issuer shall not be required to register Option Shares under the Securities Act pursuant to subparagraph (a) above:

                  (i) prior to the earliest of (a) termination of the Merger Agreement, and (b) a Purchase Event or a Preliminary Purchase Event;

                  (ii)     on more than two occasions;

                  (iii)    more than once during any calendar year; and

                  (iv) within 90 days after the effective date of a registration referred to in subparagraph (b) above pursuant to which the holder or holders of the Option Shares concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested.

         In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of 180 days from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares.

         (d) Expenses. Except where applicable state law prohibits such payments, Issuer will pay all of its expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses, legal expenses, printing expenses and the costs of special audits or "cold comfort" letters, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to subparagraph (a) or (b) above (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to subparagraph (a) or (b) above; provided, however, that fees and expenses of counsel to the Grantee and any other expenses incurred by the Grantee in connection with such registration shall be borne by the Grantee.

         (e) Indemnification. In connection with any registration under subparagraph (a) or (b) above Issuer hereby indemnifies the holder of the Option Shares, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such holder of the Option Shares, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

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         Promptly upon receipt by a party indemnified under this subparagraph
(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this subparagraph (e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this subparagraph (e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party, or
(iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

         If the indemnification provided for in this subparagraph (e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the selling shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the selling shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall the holders of the Option Shares be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

         In connection with any registration pursuant to subparagraph (a) or (b) above, Issuer and each holder of any Option Shares (other than Grantee) shall enter into an agreement containing the indemnification provisions of this subparagraph (e).

         (f) Miscellaneous Reporting. After the Option Shares are registered under the Securities Act, Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the holder thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time. Issuer shall at its expense provide the holder of any Option Shares with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.

         (g) Issue Taxes. Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save Grantee harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

         10. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on any national securities exchange (including the NASDAQ - National Market System), Issuer, upon the request of Grantee, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on any such national securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

         11. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         12.      Miscellaneous.

         (a) Expenses. Except as otherwise provided in Section 9, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision if such waiver is in writing. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

         (c) Entire Agreement; No Third-Party Beneficiary; Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 12(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

         (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida without regard to any applicable conflicts of law rules.

         (e) Descriptive Heading. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

         (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or a such other address for a party as shall be specified by like notice):

           If to Issuer to:          American Banks of Florida, Inc.
                                     2031 Hendricks Avenue
                                     Jacksonville, Florida 32207
                                     Telecopy Number: (904) 396-8306
                                     Attention: Raymond K. Mason, Jr., President

           with a copies to:         Fried, Frank, Harris, Shriver & Jacobson
                                     One New York Plaza
                                     New York, New York 10004
                                     Telecopy Number: (212) 859-8587

                                     Attention: Allen I. Isaacson, P.C.

                        and:         Foley & Lardner
                                     The Greenleaf Building
                                     200 Laura Street
                                     P.O. Box 240
                                     Jacksonville, Florida 32201-0240
                                     Telecopy Number: (904) 359-8700
                                     Attention: Luther F. Sadler, Jr., Esq.

           If to Grantee to:         SouthTrust Corporation
                                     420 North 20th Street
                                     Birmingham, Alabama  35203
                                     Telecopy Number: (205) 254-6697
                                     Attention:  Frederick W. Murray, Jr.
                                     Executive Vice President

           with a copy to:           Bradley Arant Rose & White LLP
                                     2001 Park Place, Suite 1400
                                     Birmingham, Alabama  35203-2736
                                     Telecopy Number:  (205) 521-8800
                                     Attention:  C. Larimore Whitaker

         (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

         (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

         (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

         (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

                  IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.


ATTEST:                                        AMERICAN BANK OF FLORIDA, INC.


By:      /s/ T. KEITH PERRY                    By: /s/ RAYMOND K. MASON, JR.
     ----------------------------------            -----------------------------
                     Its Secretary                     Raymond K. Mason, Jr.
                                                           Its President





ATTEST:                                        SOUTHTRUST CORPORATION

By:       /s/ A. D. BARNARD                    By:  /s/ FREDRICK W. MURRARY, JR.
     ----------------------------------            -----------------------------
                     Its Secretary                    Frederick W. Murray, Jr.
                                                    Its Executive Vice President

                                                                       EXHIBIT C




                  [Letterhead of Wheat First Securities, Inc.]



     , 1998


Board of Directors
American Banks of Florida, Inc.
2031 Hendricks Avenue
Jacksonville, Florida  32207


Members of the Board:

         American Banks of Florida, Inc. ("American") and SouthTrust Corporation ("SouthTrust") have entered into a Merger Agreement and a Plan of Merger, dated as of February 18, 1998 (the "Merger Agreement"), pursuant to which American will combine with SouthTrust by means of the merger (the "Merger") of American with and into SouthTrust. Upon consummation of the Merger, each of the outstanding shares of the common stock, $1.00 par value, of American ("American Stock")(other than shares held by dissenting shareholders) will be converted into 3.23574794 shares of the common stock of SouthTrust ("SouthTrust Stock"), as adjusted in accordance with the terms of the Merger Agreement (the "Exchange Ratio").

         Wheat First Securities, Inc. ("Wheat First") as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of American or SouthTrust for our own account or for the accounts of our customers. Wheat First will also receive a fee from American for our financial advisory services, which include rendering this opinion.

         You have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of American Stock (other than SouthTrust and its affiliates).

         In arriving at the opinion set forth below, we have conducted discussions with members of senior management of American and SouthTrust concerning their businesses and prospects and have reviewed certain publicly available business and financial information and certain other information prepared or provided to us in connection with the Merger, including, among other things, the following:

         (1) American's Annual Reports to Stockholders and related financial information for the three fiscal years ended December 31, 1996, and certain financial data provided by management of American for the fiscal year ended December 31, 1997;



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




         (2) Certain financial data provided by management of American for the periods ended March 31, 1997, June 30, 1997, and September 30, 1997;

         (3) SouthTrust's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1997;

         (4) Certain information released by SouthTrust for the period ended March 31, 1998;

         (5) Certain publicly available information with respect to historical market prices and trading activities for American Stock and SouthTrust Common Stock and for certain publicly traded financial institutions which Wheat First deemed relevant;

         (6) Certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant;

         (7)      The Merger Agreement;

         (8) Certain estimates of the cost savings and revenue enhancements projected by American and SouthTrust for the combined company;

         (9) Other financial information concerning the businesses and operations of American and SouthTrust, including certain audited and unaudited financial information and certain internal financial analyses and forecasts for American and SouthTrust prepared by the senior managements of those companies; and

         (10) Such financial studies, analyses, inquiries and other matters as we deemed necessary.

         In preparing our opinion, we have relied on and assumed the accuracy and completeness of all information provided to us or publicly available, including the representations and warranties of American and SouthTrust included in the Merger Agreement, and we have not assumed any responsibility for independent verification of such information. We have relied upon the managements of American and SouthTrust as to the reasonableness and achievability of their financial and operational forecasts and projections, including the estimates of cost savings and revenue enhancements expected to result from the Merger, and the assumptions and bases therefor, provided to us, and, with your consent, we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements, and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We also assumed, without independent verification, that the aggregate allowances for loan losses and other contingencies for American and SouthTrust are adequate to cover such losses. Wheat First did not review any individual credit files of American or SouthTrust, nor did it make an independent evaluation or appraisal of the assets or liabilities of American or SouthTrust. We also assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to SouthTrust.

         Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Events occurring after that date could materially affect the assumptions and conclusions contained in our opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment on any events occurring after the date hereof. Wheat First's opinion is directed to the Board of Directors of American and relates only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of American Stock (other than SouthTrust and its affiliates) and does not address any other aspect of the Merger nor constitute a recommendation to any shareholder of American as to how such shareholder should vote with respect to the Merger. Wheat First's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for American, nor does it address the effect of any other business combination in which American might engage.

         It is understood that this opinion may be included in its entirety in the Proxy Statement/ Prospectus. This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

         On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of American Stock (other than SouthTrust and its affiliates).

                                           Very truly yours,




                                           WHEAT FIRST SECURITIES, INC.

                                                                       EXHIBIT D




















          FLORIDA BUSINESS CORPORATION ACT DISSENTERS RIGHTS PROVISIONS

607.1301. Dissenters' rights;  definitions

The following definitions apply to ss. 607.1302 and 607.1320:

 (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

 (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

 (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302. Right of shareholders to dissent

 (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

 (a) Consummation of a plan of merger to which the corporation is a party:

 1. If the shareholder is entitled to vote on the merger, or

 2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

 (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

 (c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

 (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

 (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

 1. Altering or abolishing any preemptive rights attached to any of his or her shares;

 2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

 3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

 4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

 5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

 6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

 7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

 (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

 (2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

 (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

 (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

 (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

607.1320. Procedure for exercise of dissenters' rights

 (1)(a) If a proposed corporate action creating dissenters' rights under s.
607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

 1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

 2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

 (b) If proposed corporate action creating dissenters' rights under s. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

 (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

 (3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

 (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

 (a) Such demand is withdrawn as provided in this section;

 (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

 (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

 (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

 (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

 (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

 (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

 (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

 (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

 (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

 (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

 (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                       EXHIBIT E


   [Form of Escrow Agreement to be Executed by American Banks of Florida, Inc.

Raymond K. Mason, Sr., Raymond K. Mason, Jr., Charles J. Franson, T. Keith Perry and the Escrow Agent.]


                                ESCROW AGREEMENT


                  THIS ESCROW AGREEMENT, dated __________________1, 1998 (this "Escrow Agreement"), by and among American Banks of Florida, Inc. (the "Company"), Messrs. Raymond K. Mason, Jr., T. Keith Perry and Charles J. Franson (each a "Bonus Stockholder" and, collectively, the "Bonus Stockholders"), Mr. Raymond K. Mason, Sr. ("Mr. Mason") and [unaffiliated escrow agent2], as escrow agent (the "Escrow Agent"). Unless otherwise defined herein, or unless the context requires otherwise, all of the capitalized terms used in this Escrow Agreement have the same meanings as are ascribed thereto in the Agreement and Plan of Merger, dated as of February 18, 1998 (the "Merger Agreement"), by and between the Company, SouthTrust Corporation ("SouthTrust") and SouthTrust of Alabama, Inc.

                  WHEREAS, the number of shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company listed opposite each Bonus Stockholder's name on the Annex attached hereto (the "Bonus Shares"), issued to such Bonus Stockholders pursuant to the Stock Bonus Agreements dated May 26, 1995 (the "Stock Bonus Agreements"), would, pursuant to the terms of such Stock Bonus Agreements, become fully vested upon the sale of (I) all or substantially all of the stock or assets of American National Bank of Florida (the "Bank") or
(ii) a majority interest of the capital stock of the Company; and

                  WHEREAS, a claim has been made that the Bonus Shares were not appropriately issued and the Stock Bonus Agreements were not appropriately authorized, and the Bonus Stockholders dispute such claim (the "Dispute").

                  NOW, THEREFORE, in consideration of the mutual warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                  1. Resolution of Claim. (I) The resolution of the Dispute shall be determined by award of an arbitrator or a final, nonappealable decision of a court of proper jurisdiction, as determined by and selected by the mutual agreement of the Bonus Stockholders and Mr. Mason, (ii) the Bonus Stockholders and Mr. Mason may submit to the arbitrator or court their respective views regarding the proper manner of resolving the issues relating to the Bonus Shares, including the resolutions which are more preferable to the Bonus Stockholders and Mr. Mason, as the case may be, and (iii) all issues respecting the Bonus Shares shall be resolved by decision of the arbitrator or court, which decision shall be final and binding on the Company, Mr. Mason and the Bonus Stockholders, and such issues shall not be resolved by a consensual settlement between the Bonus Stockholders and Mr. Mason. If the parties hereto have failed to commence proceedings to resolve the Dispute before an arbitrator or a court of proper jurisdiction, as determined by and selected by the mutual agreement of the Bonus Stockholders and Mr. Mason, as provided in clause (I) of this Paragraph 1 on or before 30 days after the Effective Time, such failure shall not preclude any party hereto from thereafter commencing litigation to resolve the Dispute before a court of proper jurisdiction; provided, however, that in any event, including any such failure


--------
1    Insert date immediately prior to the Effective Time.
2    To be agreed.

to agree or any such resulting commencement of litigation, the Dispute shall not be resolved by a consensual settlement between the Bonus Stockholders and Mr. Mason.

                  2. Appointment. The Escrow Agent is hereby constituted and appointed the escrow agent hereunder.

                  3.       Escrow Fund.

                           (a)      Simultaneously with the execution and
delivery of this Agreement, each of the Bonus Stockholders has delivered to and deposited with the Escrow Agent the certificate or certificates representing his respective Bonus Shares, with stock powers duly endorsed in blank, receipt of which is hereby acknowledged.

                           (b)      As soon as practicable after the Effective
Time, the Escrow Agent shall exchange the certificates representing the Bonus Shares for shares of SouthTrust Common Stock pursuant to the terms of the Merger Agreement.

                           (c)      The assets held in escrow, including the
SouthTrust Common Stock received by the Escrow Agent in exchange for the Bonus Shares are referred to herein as the "Escrow Fund".

                           (d)      Subject to and in accordance with the terms
and conditions hereof, the Escrow Agent agrees that it shall receive, hold in escrow, invest and reinvest, to the extent possible, or release the Escrow Fund and all certificates representing the Escrow Fund, if any, as provided herein.

                  4. Dividends, Interest and Other Earnings. All cash and non-cash dividends or other distributions on the Escrow Fund (other than dividends or distributions made in the form of SouthTrust stock) shall be distributed by the Escrow Agent to the Bonus Stockholders promptly after the receipt of any such dividends or distributions by the Escrow Fund.

                  5. Voting. The voting rights in respect of the Escrow Fund, if any, shall be exercised by the Escrow Agent in accordance with instructions given to the Escrow Agent by each Bonus Stockholder with respect to his respective share of the Escrow Fund.

                  6.       Release of the Escrow Fund.

                           (a)      In the event that it is determined that the
issuance of all of the Bonus Shares to the Bonus Stockholders is valid, the Escrow Agent shall release the Escrow Fund, including the shares of SouthTrust Common Stock, to the Bonus Stockholders in the proportion to which the Bonus Stockholders are entitled to the Bonus Shares.

                           (b)      In the event that it is determined that the
Bonus Stockholders are entitled to some number of Bonus Shares less than 90,000, the Escrow Agent shall release a proportion of the Escrow Fund, including an appropriate number of shares of SouthTrust Common Stock, to the Bonus Stockholders, and the remaining Escrow Fund shall be released, on a pro rata basis, to the shareholders of the Company at the Effective Time after adjusting for the release of the Escrow Fund pursuant to this Subparagraph (b).

                           (c)      In the event that it is determined that the
Bonus Stockholders are entitled to none of the Bonus Shares, then the Escrow Agent shall release all of the Escrow Fund, including the shares of SouthTrust Common Stock, on a pro rata basis, to the shareholders of the Company at the Effective Time after adjusting for the release of the Escrow Fund pursuant to this Subparagraph (c).

                           The Escrow Agent shall only release whole shares of
SouthTrust Common Stock in accordance with the foregoing provisions. In the event that the Bonus Stockholders or the shareholders of the Company at the Effective Time are entitled to receive a fractional interest in shares of SouthTrust Common Stock, the Escrow Agent shall pay to the Bonus Stockholders or such shareholders of the Company, out of the proceeds derived by the Escrow Agent from the sale of a portion of the SouthTrust Common Stock, an appropriate amount in cash.

                           (d)      Notwithstanding Subparagraphs (a) - (c)
above, if litigation or arbitration relating to the Dispute is not commenced prior to December 31, 1999, the Escrow Agent shall release the Escrow Fund to each Bonus Stockholder, in proportion to his respective share therein.

                           (e)      The parties agree that neither the Bonus
Shares nor the shares of SouthTrust Common Stock received by the Escrow Agent in exchange for the Bonus Shares shall be deemed to have substantially vested for federal income tax purposes (and neither the Company nor any of its affiliates shall claim any deduction with respect thereto) until the Dispute is resolved; provided, however, that payments made to the Bonus Stockholders pursuant to Paragraph 4 hereof shall, for federal income tax purposes, be includible in income by the Bonus Stockholders as compensation and deductible by the Company when such payments are made. All tax returns and reports (including information reports) filed by the parties shall be prepared in a manner that is consistent with the provisions of this Subparagraph (e). Following the resolution of the Dispute in accordance with the terms hereof, the number of shares of SouthTrust Common Stock to which each Bonus Stockholder is entitled shall, for federal income tax purposes, become fully vested with respect to such Bonus Stockholder.

                  7.       Rights and Duties of the Escrow Agent.

                           (a)      Scope of Undertaking.  The Escrow Agent's
duties and responsibilities in connection with this Escrow Agreement shall be purely ministerial and shall be limited to those expressly set forth in this Escrow Agreement. The Escrow Agent is not a principal, participant or beneficiary in any transaction underlying this Escrow Agreement and shall have no duty to inquire beyond the terms and provisions hereof. The Escrow Agent shall have no responsibility or obligation of any kind in connection with this Escrow Agreement or the Escrow Fund and shall not be required to deliver the Escrow Fund or any part thereof or take any action with respect to any matters that might arise in connection therewith, other than to receive, hold, invest, reinvest, vote and release the Escrow Fund as herein provided. The Escrow Agent shall not be liable for any error in judgment, any act or omission, any mistake of law or fact, or for anything it may do or refrain from doing in connection herewith, except for, subject to paragraph (c) below, its own willful misconduct or gross negligence. It is the intention of the parties hereto that the Escrow Agent shall not ever be required to use, advance or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights and powers hereunder.

                           (b)      Reliance; Liability.  The Escrow Agent may
rely on, and shall not be liable for acting or refraining from acting in accordance with, any written notice, instruction or request or other paper furnished to it hereunder or pursuant hereto and believed by it to have been signed or presented by the proper party or parties. The Escrow Agent shall be responsible for holding, investing, reinvesting and releasing the Escrow Fund pursuant to this Escrow Agreement; provided, however, that in no event shall the Escrow Agent be liable for any lost profits, lost savings or other special, exemplary, consequential or incidental damages in excess of the Escrow Agent's fee hereunder and provided, further, that the Escrow Agent shall have no liability for any loss arising from any cause beyond its control, including, but not limited to, the following: (a) acts of God, force majeure, including, without limitation, war (whether or not declared or existing), revolution, insurrection, riot, civil commotion, accident, fire, explosion, stoppage of labor, strikes and other differences with employees; (b) any delay, error, omission or default of any mail, courier, telegraph, cable or wireless agency or operator; or (c) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers. The Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of this Escrow Agreement or any part hereof or for the transaction or transactions requiring or underlying the execution of this Escrow Agreement, the form or execution hereof or for the identity or authority of any person executing this Escrow Agreement or any part hereof or depositing the Escrow Fund.

                           (c)      Right of Interpleader.  Should any
controversy arise involving the parties hereto or any of them or any other person, firm or entity with respect to this Escrow Agreement or the Escrow

Fund, or should a substitute escrow agent fail to be designated as provided in
Section 13 hereof, or if the Escrow Agent should be in doubt as to what action to take, the Escrow Agent shall have the right, but not the obligation, either to (a) withhold delivery of the Escrow Fund until the controversy is resolved, the conflicting demands are withdrawn or its doubt is resolved or (b) institute a petition for interpleader in any court of competent jurisdiction to determine the rights of the parties hereto. In the event the Escrow Agent is a party to any dispute, the Escrow Agent shall have the additional right to refer such controversy to binding arbitration.

                  8. Indemnification. Mr. Mason and the Bonus Stockholders hereby jointly and severally indemnify the Escrow Agent, its officers, directors, partners, employees and agents (each herein called an "Indemnified Party") against, and hold each Indemnified Party harmless from, any and all expenses, including, without limitation, attorneys' fees and court costs, losses, costs, damages and claims, including, but not limited to, costs of investigation, litigation and arbitration, tax liability and loss on investments suffered or incurred by any Indemnified Party in connection with or arising from or out of this Escrow Agreement, except such acts or omissions as may result from the willful misconduct or gross negligence of such Indemnified Party.

                  9. Compensation and Reimbursement of Expenses. Any fees to be paid to the Escrow Agent for its services hereunder in accordance with the Escrow Agent's fee schedule as in effect from time to time and any expenses incurred by the Escrow Agent in connection with the performance of its duties and enforcement of its rights hereunder and otherwise in connection with the operation, administration and enforcement of this Escrow Agreement, including, without limitation, attorneys' fees, brokerage costs and related expenses incurred by the Escrow Agent, will be paid by the Company.

                  10. Notices. Any notice or other communication required or permitted to be given under this Escrow Agreement by any party hereto to any other party hereto shall be considered as properly given if in writing and (a) delivered against receipt therefor, (b) mailed by registered or certified mail, return receipt requested and postage prepaid or (c) sent by telefax machine, in each case to the address or telefax number, as the case may be, set forth below:

                  If to the Company:

                           American Banks of Florida, Inc.
                           2031 Hendricks Avenue
                           Jacksonville, Florida 32207
                           Attn.: President
                           Fax: (904) 396-8306

                  With a copy to:

                           SouthTrust Corporation
                           P.O. Box 2554
                           Birmingham, Alabama 35203
                           Attn.: Alton E. Yother, Senior Vice President
                           Fax: (205) 254-6695

                  If to the Bonus Stockholders:

                           Mr. Raymond K. Mason, Jr.
                           3730 Richmond Street
                           Jacksonville, Florida  32205
                           Fax: (904) 388-1098

                           Charles J. Franson, Esq.
                           Franson, Aldridge & Sands, P.A.
                           1551 Atlantic Boulevard, Suite # 200
                           Jacksonville, Florida  32207
                           Fax: (904) 399-3762

                           Mr. T. Keith Perry
                           117 Hidden Cove Lane
                           Ponte Vedra Beach, Florida  32082
                           Fax: (904) 285-7469

                  With a copy to:

                           Allen I. Isaacson, P.C.
                           Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                           New York, NY  10004
                           Fax: (212) 859-8587

                  If to Raymond Mason, Sr.:

                           Mr. Raymond K. Mason, Sr.
                           2022 Hendricks Avenue
                           Jacksonville, Florida  32207
                           Fax: (904) 264-3921

                  With a copy to:

                           Luther F. Sadler, Jr., Esq.
                           Foley & Lardner
                           The Greenleaf Building
                           200 Laura Street (32202)
                           P.O. Box 240
                           Jacksonville, Florida  32201
                            Fax: (904) 359-8700

                  And a copy to:

                           Stephen D. Busey, Esq.
                            Smith Hulsey & Busey
                           1800 First Union National Bank Tower
                           Jacksonville, Florida  32202
                           Fax: (904) 359-7708

                  If to the Escrow Agent:

                           [Name]
                           [Address]
                           [Address]
                           Attn.:  [Name]
                           Fax:  [Number]

                  Delivery of any communication given in accordance herewith shall be effective only upon actual receipt thereof by the party or parties to whom such communication is directed. Any party to this Escrow

Agreement may change the address to which communications hereunder are to be directed by giving written notice to the other party or parties hereto in the manner provided in this section.

                  11. Consultation with Legal Counsel. The Escrow Agent may consult with its counsel or other counsel satisfactory to it concerning any question relating to its duties or responsibilities hereunder or otherwise in connection herewith and shall not be liable for any action taken, suffered or omitted by it in good faith upon the advice of such counsel.

                  12. Choice of Laws. This Escrow Agreement shall be construed under, and governed by, the laws of the State of Florida.

                  13. Resignation. The Escrow Agent may resign hereunder upon ten (10) days' prior notice to the Company, Mr. Mason and the Bonus Stockholders. Upon the effective date of such resignation, the Escrow Agent shall deliver the Escrow Fund to any substitute escrow agent designated by the Bonus Stockholders and Mr. Mason in writing. If the parties hereto fail to designate a substitute escrow agent within ten (10) days after the giving of such notice, the Escrow Agent may institute a petition for interpleader. The Escrow Agent's sole responsibility after such 10-day notice period expires shall be to hold the Escrow Fund (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery the Escrow Agent's obligations hereunder shall cease and terminate.

                  14. Severability. If one or more of the provisions hereof shall for any reason be held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and this Escrow Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, and the remaining provisions hereof shall be given full force and effect.

                  15. Termination. This Escrow Agreement shall terminate upon the release of the entire Escrow Fund in accordance with Section 6 hereof.

                  16. General. The section headings contained in this Escrow Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Escrow Agreement. This Escrow Agreement and any affidavit, certificate, instrument, agreement or other document required to be provided hereunder may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute but one and the same instrument. Unless the context shall otherwise require, the singular shall include the plural and vice-versa, and each pronoun in any gender shall include all other genders. The terms and provisions of this Escrow Agreement constitute the entire agreement among the parties hereto in respect of the subject matter hereof, and neither the Bonus Stockholders nor the Company, nor Mr. Mason, nor the Escrow Agent has relied on any representations or agreements of the other, except as specifically set forth in this Escrow Agreement. This Escrow Agreement or any provision hereof may be amended, modified, waived or terminated only by written instrument duly signed by the parties hereto.

                  IN WITNESS WHEREOF, the parties have executed this Escrow Agreement or caused this Escrow Agreement to be executed as of the date first above written.

                                        AMERICAN BANKS OF FLORIDA, INC.


                                        By:
                                            -----------------------------
                                        Name:
                                             ----------------------------
                                        Title:
                                              ---------------------------

                                        CHARLES J. FRANSON


                                         --------------------------------


                                        RAYMOND K. MASON, JR.


                                         --------------------------------


                                        RAYMOND K. MASON, SR.


                                         --------------------------------


                                        T. KEITH PERRY


                                         --------------------------------

                                        [ESCROW AGENT]


                                        By:
                                            -----------------------------
                                        Name:
                                             ----------------------------
                                        Title:
                                              ---------------------------

Bonus Stockholder          Certificate(s) No.      Number of Bonus Shares Held
-----------------------   ---------------------    ---------------------------
Raymond K. Mason, Jr.                                         30,000

T. Keith Perry                                                30,000

Charles J. Franson                                            30,000

                    APPENDIX 1 TO PROXY STATEMENT/PROSPECTUS

                         AMERICAN BANKS OF FLORIDA, INC.

               SPECIAL MEETING OF SHAREHOLDERS, ___________, 1998

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

         The undersigned shareholder of American Banks of Florida, Inc., a Florida corporation (the "Company"), hereby appoints Raymond K. Mason, Jr. and
T. Keith Perry, and each of them, proxies and attorneys-in-fact of the undersigned, each with full power of substitution, to attend and act for the undersigned at the Special Meeting of Shareholders to be held on ______ __, 1998 at _______ _.m., Jacksonville time, at __________________________, Jacksonville,
Florida ______, and at any adjournments or postponements thereof, and in connection therewith to vote and represent all of the shares of the issued and outstanding shares of the common stock, par value $1.00 per share of the Company which the undersigned would be entitled to vote. Capitalized terms not otherwise defined herein shall have the meanings given thereto in the Proxy Statement/Prospectus.

         Said proxies and attorneys, and each of them, shall have all the powers which the undersigned would have if voting in person. The undersigned hereby revokes any other proxies to vote at such meeting and hereby ratifies, and confirms all that said proxies and attorneys, and each of them, may lawfully do by virtue hereof. Said proxies and attorneys, without hereby limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the Special Meeting.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE MERGER.

              PROPOSAL. APPROVAL OF THE MERGER BETWEEN THE COMPANY
                   AND A SUBSIDIARY OF SOUTHTRUST CORPORATION.

                      ____FOR    ____AGAINST    ____ABSTAIN


         Each of the above-named proxies and attorneys present at the Special Meeting, either in person or by substitute, shall have and exercise all the powers of said proxies and attorneys hereunder. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE MERGER AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTER THAT MAY COME BEFORE THE SPECIAL MEETING OF SHAREHOLDERS OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, EXCEPT WITH RESPECT TO BROKER NON-VOTES.

         Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.


                                    The undersigned acknowledges receipt of the copy of the Notice of Special Meeting and Proxy Statement (with all enclosures and attachments) dated ______ ___, 1998, relating to the meeting.

                                    Dated:                                , 1998
                                          --------------------------------


                                    --------------------------------------------
                                                     Signature


                                    --------------------------------------------
                                              Signature (If applicable)

                                    PLEASE VOTE, SIGN, DATE AND PROMPTLY RETURN
                                    THIS CARD.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            The Restated Certificate of Incorporation and the Bylaws of Registrant provide that Registrant shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of the State of Delaware, which permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses (including attorney's fees), judgments, fines and settlements incurred by him in connection with any such suit or proceeding, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a derivative action on behalf of the corporation, if he were not adjudged to be liable for negligence or misconduct.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

            The following exhibits are filed as part of this Registration
Statement:

     2    Agreement and Plan of Merger by and among American Banks of Florida,
          Inc., SouthTrust Corporation and SouthTrust of Alabama, Inc. (included as Exhibit A to the Proxy State ment/Prospectus filed as part of this Registration Statement).

*    3(a) Composite Restated Bylaws of SouthTrust Corporation.

*    3(b) Composite Restated Certificate of Incorporation of SouthTrust
          Corporation.

*    4(a) Certificate of Adoption of Resolutions designating Series A Junior
          Participating Preferred Stock, adopted February 22, 1989, which was filed as Exhibit 1 to SouthTrust Corporation's Registration Statement on Form 8-A (File No. 1-3613).

*    4(b) Stockholders' Rights Agreement, dated as of February 22, 1989, between
          SouthTrust Corporation and Mellon Bank, N.A., Rights Agent, which was filed as Exhibit 1 to SouthTrust Corporation's Registration Statement on Form 8-A (File No. 1-3613).

*    4(c) Indenture, dated as of May 1, 1987 between SouthTrust Corporation and
          National Westminster Bank USA, which was filed as Exhibit 4(a) to
          SouthTrust Corporation's Registration Statement on Form S-3
          (Registration No. 33-13637).

*    4(d) Subordinated Indenture, dated as of May 1, 1992, between SouthTrust
          Corporation and Chemical Bank, which was filed as Exhibit 4(1)(ii) to the Registration Statement on Form S-3 of SouthTrust Corporation
          (Registration No. 33-44857).

     5 Opinion of Bradley Arant Rose & White LLP as to the legality of the securities being registered.

     8(a) Form of Opinion of Bradley Arant Rose & White LLP regarding certain tax matters.

    23(a) Consent of Arthur Andersen LLP (with respect to SouthTrust
          Corporation).

    23(b) Consent of Arthur Andersen LLP (with respect to American Banks of
          Florida, Inc.)

    23(c) Consent of Bradley Arant Rose & White LLP (included in Exhibit 5).

    23(d) Consent of Wheat First Securities, Inc.

    24    Powers of Attorney.

------------------------

*   Incorporated by reference.

ITEM 22. UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)      (1)      The undersigned registrant hereby undertakes as
                           follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration
                           Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the

                           Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on May 6, 1998.


                                           SOUTHTRUST CORPORATION


                           By:            /s/ WALLACE D. MALONE, JR.
                                ------------------------------------------------
                                         Its Chairman of the Board of
                                Directors, President and Chief Executive Officer



            Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


                   Signature                                               Title                                Date
                   ---------                                               -----                                ----
           /s/ WALLACE D. MALONE, JR.                      Chairman, President, Chief Executive             May 6, 1998
-------------------------------------------------                    Officer, Director
             Wallace D. Malone, Jr.                             (Principal Executive Officer)

              /s/ AUBREY D. BARNARD                               Secretary, Treasurer and                  May 6, 1998
-------------------------------------------------                  Controller (Principal
                Aubrey D. Barnard                                     Accounting and
                                                                    Financial Officer)

              /s/ JULIAN W. BANTON                                        Director                          May 6, 1998
-------------------------------------------------              (Chairman and Chief Executive
                Julian W. Banton                              Officer, SouthTrust Bank, N.A.)

                        *                                                 Director                          May 6, 1998
-------------------------------------------------
              Allen J. Keesler, Jr.

                        *                                                 Director                          May 6, 1998
-------------------------------------------------
                  Van L. Richey


                        *                                                 Director                          May 6, 1998
-------------------------------------------------
                 Carl F. Bailey


                        *                                                 Director                          May 6, 1998
-------------------------------------------------
                 Rex J. Lysinger

                        *                                                 Director                          May 6, 1998
-------------------------------------------------
                William C. Hulsey


                        *                                                 Director                          May 6, 1998
-------------------------------------------------
                John M. Bradford

                        *                                                 Director                          May 6, 1998
-------------------------------------------------
           Wm. Kendrick Upchurch, Jr.


                        *                                                 Director                          May 6, 1998
-------------------------------------------------
                H. Allen Franklin


                        *                                                 Director                          May 6, 1998
-------------------------------------------------
                F. Crowder Falls


*By          /s/ William L. Prater                                                                          May 6, 1998
   ----------------------------------------------
                William L. Prater
                Attorney-in-fact

                                INDEX TO EXHIBITS


  EXHIBIT
     NO.                            DESCRIPTION
  -------                           -----------
     2      Agreement and Plan of Merger by and among American Banks of Florida,
            Inc., SouthTrust Corporation and SouthTrust of Alabama, Inc.
            (included as Exhibit A to the Proxy State ment/Prospectus filed as part of this Registration Statement).

*    3(a)   Composite Restated Bylaws of SouthTrust Corporation.

*    3(b)   Composite Restated Certificate of Incorporation of SouthTrust
            Corporation.

*    4(a)   Certificate of Adoption of Resolutions designating Series A Junior
            Participating Preferred Stock, adopted February 22, 1989, which was filed as Exhibit 1 to SouthTrust Corporation's Registration
            Statement on Form 8-A (File No. 1-3613).

*    4(b)   Stockholders' Rights Agreement, dated as of February 22, 1989, between SouthTrust Corporation and Mellon Bank, N.A., Rights Agent,
            which was filed as Exhibit 1 to SouthTrust Corporation's
            Registration Statement on Form 8-A (File No. 1-3613).

*    4(c)   Indenture, dated as of May 1, 1987 between SouthTrust Corporation and National Westminster Bank USA, which was filed as Exhibit 4(a)
            to SouthTrust Corporation's Registration Statement on Form S-3
            (Registration No. 33-13637).

*    4(d)   Subordinated Indenture, dated as of May 1, 1992, between SouthTrust
            Corporation and Chemical Bank, which was filed as Exhibit 4(1)(ii)
            to the Registration Statement on Form S-3 of SouthTrust Corporation
            (Registration No. 33-44857).

     5 Opinion of Bradley Arant Rose & White LLP as to the legality of the securities being registered.

     8(a) Form of Opinion of Bradley Arant Rose & White LLP regarding certain tax matters.

    23(a)   Consent of Arthur Andersen LLP (with respect to SouthTrust
            Corporation).

    23(b)   Consent of Arthur Andersen LLP (with respect to American Banks of
            Florida, Inc.)

    23(c)   Consent of Bradley Arant Rose & White LLP (included in Exhibit 5).

    23(d)   Consent of Wheat First Securities, Inc.

    24      Powers of Attorney.

----------
*   Incorporated by reference.